As confidentially submitted to the U.S. Securities and Exchange Commission on February 19, 2026.
This draft registration statement has not been publicly filed with the U.S. Securities and Exchange
Commission and all information herein remains strictly confidential.

Registration No. 333-[   ]

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

AI STRATEGY INC.

(Exact name of registrant as specified in its charter)

Cayman Islands	6770	N/A
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

8 The Green STE A

Dover, DE 19901

+1-302-204-5558

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Guo Fan

Chief Executive Officer and Chief Financial Officer

AI STRATEGY INC.

8 The Green STE A

Dover, DE 19901

+1-302-204-5558

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Ying Li, Esq. Sally Yin, Esq. Hunter Taubman Fischer & Li LLC 950 Third Avenue, 19th Floor New York, NY 10022 212-530-2206	Mark Y. Liu, Esq. Olivia Y. Wang, Esq. Rimon, P.C. 400 Madison Ave, Suite 11D New York, NY 10017 (718) 504-9773

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this registration statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box. ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is a large-accelerated filer, an accelerated filer, a non-accelerated filer, smaller reporting company, or an emerging growth company. See the definitions of “large-accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large-accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☒	Smaller reporting company	☒
		Emerging growth company	☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act, or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

PRELIMINARY PROSPECTUS	SUBJECT TO COMPLETION DATED FEBRUARY 19, 2026

$100,000,000

AI STRATEGY INC.

10,000,000 Units

AI Strategy Inc. is a newly incorporated blank check company incorporated as a Cayman Islands exempted company for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses or entities, which we refer to throughout this prospectus as our initial business combination. We have not selected any potential business combination target and we have not, nor has anyone on our behalf, initiated any substantive discussions, directly or indirectly, with any potential business combination target with respect to an initial business combination with us. Our efforts to identify a prospective target business will not be limited to a particular industry or geographic region, except that we will not pursue a prospective target company based in or having the majority of its operations in the PRC. Throughout this prospectus, “PRC” refers to the People’s Republic of China, including the Hong Kong Special Administrative Region and the Macau Special Administrative Region and, for the purpose of this prospectus only, excluding Taiwan.

This is an initial public offering of our securities. Each unit has an offering price of $10.00 and consists of one ordinary share and one right entitling the holder thereof to receive one-eighth (1/8) of one ordinary share of upon consummation of our initial business combination, subject to adjustment as described in this prospectus. D. Boral Capital LLC (“D. Boral”) is pleased to act as lead underwriter, deal manager and investment banker for the proposed firm commitment initial public offering. The underwriters have a 45-day option from the date of this prospectus to purchase up to an additional 1,500,000 units to cover over-allotments, if any.

We will provide our public shareholders with the opportunity to redeem all or a portion of their ordinary shares upon the completion of our initial business combination, subject to the limitations described herein. Pursuant to the terms of our amended and restated memorandum and articles of association, in order to effect the six one-month extensions beyond the initial 18 months from the closing of this offering, our sponsor must deposit into the trust account for each one-month extension, $330,000, or up to $379,500 if the underwriters’ over-allotment option is exercised in full (representing $0.0330 per share of the total units sold in this offering), on or prior to the date of the applicable deadline. In addition, we intend to issue a press release the day after the applicable deadline announcing whether the funds have been timely deposited. Public shareholders will not be offered the opportunity to vote on or redeem their shares in connection with such extensions of time. Additionally, our shareholders can also vote at any time to amend our amended and restated memorandum and articles of association to modify the period to consummate the initial business combination, in which case our public shareholders will be offered an opportunity to redeem their public shares.

If we are unable to complete our initial business combination within the required period, being 18 months from the closing of this offering (or up to 24 months with extensions as described above, or such earlier liquidation date as our board of directors may approve), or such other periods as may be approved by our shareholders, we will (i) cease all operations except for the purpose of winding up, (ii) as promptly as reasonably possible but not more than ten business days thereafter, redeem 100% of the public shares at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the trust account, including interest earned on the funds held in the trust account and not previously released to us to pay our taxes (less taxes payable and up to $100,000 of interest income to pay dissolution expenses), divided by the number of then outstanding public shares, subject to applicable law and certain conditions, as further described herein, and (iii) as promptly as reasonably possible following such redemption, subject to the approval of our remaining shareholders and our board of directors, dissolve and liquidate, subject in each case to our obligations under the Companies Act to provide for claims of creditors and the requirements of other applicable law.

Notwithstanding the foregoing redemption rights, if we seek shareholder approval of our initial business combination and we do not conduct redemptions in connection with our initial business combination pursuant to the tender offer rules, our amended and restated memorandum and articles of association provide that a public shareholder, together with any affiliate of such shareholder or any other person with whom such shareholder is acting in concert or as a “group” (as defined under Section 13 of the Securities Exchange Act of 1934), is restricted from redeeming its shares with respect to more than an aggregate of 15% of the shares sold in this offering, without our prior consent. Please see also “Summary — Limitation on redemption rights of shareholders holding 15% or more of the shares sold in this offering if we hold shareholder vote” on page [25], and “Risk Factors — If we seek shareholder approval of our initial business combination and we do not conduct redemptions pursuant to the tender offer rules, and if you or a “group” of shareholders are deemed to hold in excess of 15% of our ordinary shares, you will lose the ability to redeem all such shares in excess of 15% of our ordinary shares” on page [44].

In connection with the Company’s formation, one ordinary share was issued to each of F&L Corp Limited and JessieZheng Holding Limited as initial subscribers, for an aggregate price of $0.0002. On January 14, 2026, one ordinary share was transferred from each of F&L Corp Limited and JessieZheng Holding Limited to Horizon Glow for an aggregate price of $0.0002. On January 29, 2026, the Company issued to our sponsor, Horizon Glow Holdings LLC, a Delaware limited liability company (“Horizon Glow”), 2,875,000 founder shares for an aggregate purchase price of $25,000. As a result, Horizon currently holds a total of 2,875,002 ordinary shares, for which it paid an aggregate of $25,000.0002, resulting in an average purchase price of approximately $0.0087 per share. Up to 375,000 shares of the founder shares are subject to forfeiture depending on the extent to which the underwriters’ over-allotment option is exercised. Founder shares are identical to the ordinary shares included in the units being sold in this offering, except as described otherwise in this prospectus, which include certain transfer restrictions. Please refer to “Summary — Sponsor Information” and the sections in this prospectus titled “Proposed Business — Sponsor Information” and “Description of Securities — Founder Shares and Placement Shares.”

In addition, our sponsor has agreed to purchase an aggregate of 219,700 placement units at a price of $10.00 per unit, for an aggregate purchase price of $2,197,000, regardless of whether the over-allotment option is exercised. Each placement unit will be identical to the units sold in this offering, except as described in this prospectus. The placement units will be sold in a private placement that will close simultaneously with the closing of this offering.

Following this offering, our sponsor will own a total of 2,719,700 ordinary shares representing approximately 21.22% of the total outstanding share capital of the company (consisting of the founder shares and placement shares, and assuming our underwriter does not exercise its over-allotment rights). In total, the sponsor will have paid a nominal aggregate consideration of $0.82 for these shares.

On January 19, 2026, we issued an unsecured promissory note to Horizon Glow with an aggregate principal amount of up to $300,000, which is non-interest-bearing. The principal of this note may be drawn down from time to time upon a written request from us to our sponsor. The principal under the note is payable on the date on which we consummate the initial public offering of our securities or the date on which we determine not to conduct an initial public offering of our securities. As of January 31, 2026, the Company borrowed $164,159 under the promissory note with Horizon Glow.

We have entered into an Administrative Services Agreement pursuant to which we will also pay Horizon Glow a total of $5,000 per month for office space, administrative and support services. Upon completion of our initial business combination or our liquidation, we will cease paying these monthly fees. Please see “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Related Party Transactions.”

Additionally, in order to meet our working capital needs following the consummation of this offering until completion of an initial business combination, our sponsor, officers and directors or their affiliates or designees may, but are not obligated to, loan us funds, from time to time or at any time, in whatever amount they deem reasonable in their sole discretion. Up to $1,500,000 of such loans may be convertible into units, at a price of $10.00 per unit at the option of the lender, upon consummation of our initial business combination (the “working capital units”). In addition, our sponsor, officers and directors or their affiliates or designees may loan us funds in support of our potential extension to allow additional time for us to complete an initial business combination which will be evidenced in extension convertible notes, or the “extension notes,” to be repaid in cash or $10.00 per unit, or the “extension units,” at the closing of our initial business combination. Up to $2,277,000 in extension loans (assuming the underwriters exercise their over-allotment option and no public shares have been redeemed at the time of each extension) may be convertible into extension units of the post-business combination entity at a price of $10.00 per extension unit. The working capital units and extension units would be identical to the placement units. The terms of such loans by, our sponsor, our officers and directors, or their affiliates, if any, have not been determined and no written agreements exist with respect to such loans. Please see “Risk Factors — The conversion of any working capital loans or extension loans into working capital units or extension units may result in significant dilution to your public shares” on page [62] of this prospectus, and “Risk Factors — We may issue additional ordinary shares or debt securities to complete our initial business combination or under an employee incentive plan after completion of our initial business combination. Any such issuances would dilute the interest of our shareholders and likely present other risks” on page [82] of this prospectus, for further discussion on our sponsor’s and our affiliates’ shares and compensation.

Other than the foregoing, our sponsor or any of their affiliates have not received and will not receive any other form of compensation. For further information about compensation received or to be received by our sponsor, its affiliates or promoters, the amount of securities issued or to be issued to our insiders, see “Summary — Sponsor Information” and section titled “Proposed Business — Sponsor Information.”

Because our sponsor acquired the founder shares at a nominal price of $25,000 (or $0.0087 per share), our public shareholders will incur an immediate and substantial dilution upon closing of this offering. If we increase or decrease the size of this offering, we will effect a share capitalization or a compulsory redemption or redemption or other appropriate mechanism, as applicable, with respect to the founder shares immediately prior to the consummation of this offering in such amount as to maintain the number of founder shares, on an as-converted basis, at approximately 20% of our issued and outstanding ordinary shares upon the consummation of this offering (without giving effect to the sale of the private placement units, issuance of the representative shares, and assuming our sponsor do not purchase units in this offering). To illustrate, the table below shows possible sources of dilution and the extent of such dilution that non-redeeming public shareholders could experience in connection with the closing of this offering.

	As of January 31, 2026
	Without Over-Allotment Option Exercised
	Scenario A 25% of maximum redemptions(1)	Scenario B 50% of maximum redemptions(2)	Scenario C 75% of maximum redemptions(3)	Scenario D Maximum redemptions(4)
Offering price included in the units	$10.00	$10.00	$10.00	$10.00
Pro forma net tangible book value per share, as adjusted*	$6.37	$5.41	$3.74	$0.19
Dilution to public shareholders	$3.63	$4.59	$6.26	$9.81

(1)	The numbers set forth in this column assume that 2,500,000 public shares, or 25% of 10,000,000 public shares are redeemed.
(2)	The numbers set forth in this column assume that 5,000,000 public shares, or 50% of 10,000,000 public shares are redeemed.
(3)	The numbers set forth in this column assume that 7,500,000 public shares, or 75% of 10,000,000 public shares are redeemed.
(4)	The numbers set forth in this column assume that 10,000,000 public shares, or 100% of 10,000,000 public shares are redeemed.

	As of January 31, 2026
	With Over-Allotment Option Exercised
	Scenario A 25% of maximum redemptions(5)	Scenario B 50% of maximum redemptions(6)	Scenario C 75% of maximum redemptions(7)	Scenario D Maximum redemptions(8)
Offering price included in the units	$10.00	$10.00	$10.00	$10.00
Pro forma net tangible book value per share, as adjusted*	$6.39	$5.42	$3.76	$0.18
Dilution to public shareholders	$3.61	$4.58	$6.24	$9.82

(5)	The numbers set forth in this column assume that 2,875,000 public shares, or 25% of 11,500,000 public shares are redeemed.
(6)	The numbers set forth in this column assume that 5,750,000 public shares, or 50% of 11,500,000 public shares are redeemed.
(7)	The numbers set forth in this column assume that 8,625,000 public shares, or 75% of 11,500,000 public shares are redeemed.
(8)	The numbers set forth in this column assume that 11,500,000 public shares are redeemed, or 100% of 11,500,000 public shares are redeemed.

For further information on the dilutive effect of the founders shares and the additional issuances on our public shareholders, please also see “Summary — Sponsor Information,” and “Summary — Additional financing.” Please also refer to our tabular disclosures in this prospectus under “Dilution”. In addition to the founder shares, the compensation received or to be received and the amount of securities issued or to be issued to our insiders, including the issuance of the private units, the working capital units that may be converted from the working capital notes and issuance of extension units that may be converted from the extension notes, may have material dilutive effect on our public shares. However, the extent of such dilutive effect is uncertain. Please see “Risk Factors — The conversion of any working capital loans or extension loans into working capital units or extension units may result in significant dilution to your public shares” on page [62] of this prospectus, and “Risk Factors — We may issue additional ordinary shares or debt securities to complete our initial business combination or under an employee incentive plan after completion of our initial business combination. Any such issuances would dilute the interest of our shareholders and likely present other risks” on page [82] of this prospectus.

As a special purpose acquisition company (SPAC), the Company operates with a structure that inherently presents potential conflicts of interest between its sponsor, directors, and officers, and its public shareholders. Our sponsor was responsible for organizing the Company and Horizon Glow is also responsible for covering its initial expenses, as a result, our sponsor has acquired significant financial stake tied to the successful completion of a business combination. Similarly, directors and officers, who may also have financial or personal incentives tied to the de-SPAC transaction, have a fiduciary duty to both the sponsor and the public shareholders. These potentially differing interests can create situations where the actions taken by the sponsor, directors, and officers may not always be aligned with maximizing value for our public shareholders. We highlight some of these significant sources of potential conflict below. A more detailed discussion of the conflicts is also available in “Summary — Conflict of Interest”, and the section titled “Management — Conflict of Interests.”

●	Part-time Commitment and Potential Conflicts: The part-time nature of our officers and director roles, coupled with their engagement in other business ventures, raises conflict concerns regarding the allocation of time and potential conflicts of interest in prioritizing SPAC activities, especially the target search and business combination process.

●	Target Company Demands: The potential for a target company to require the retention or resignation of specific officers or directors as a condition of a business combination creates a conflict of interest for those individuals, potentially influencing their decision-making process.

●	Contingent Compensation and Fees: The possibility of management receiving compensation or the sponsor receiving fees contingent upon the successful completion of a business combination can create pressure to finalize a deal, regardless of its merits. This structure may prioritize deal closure over maximizing shareholder value.

●	Expense Reimbursement: The reimbursement of management expenses related to target identification and due diligence could incentivize the pursuit of a larger number of potential targets, potentially diluting focus and increasing costs, without a corresponding increase in the likelihood of a successful business combination.

●	The acquisition of founder shares and private placement units by the sponsor provides a substantial equity stake, potentially incentivizing the completion of a business combination even if the target’s long-term prospects are uncertain. While the nominal initial investment in founder shares ($0.0087 in this case) is typical for SPACs, it creates an asymmetry of risk between our sponsor and our public shareholders, such as potentially enabling the sponsor to make a substantial profit even if we select an acquisition target that subsequently declines in value and is ultimately unprofitable to our public shareholders. Please see “Summary — Conflicts of Interest,” and the sections titled “Management — Conflicts of Interest” and “Risk Factors - Since our sponsor paid an aggregate of $25,000, or approximately $0.0087 per founder share (assuming the over-allotment option is exercised in full and thus no forfeiture by our sponsor of any founder shares), our officers and directors could potentially make a substantial profit even if we acquire a target business that subsequently declines in value.” Please also note the risk of dilution to public shareholders as described in further detail on page [81] above of this summary section.

●	Waiver of Redemption Rights: The waiver of redemption rights by the sponsor, directors, and officers aligns their interests more closely with public shareholders regarding the completion of a transaction, it does not guarantee alignment on the quality of the target.

●	Related Party Transactions: The repayment of loans to the sponsor for offering and organizational expenses, the ongoing monthly payments to an affiliate of the sponsor, and the potential conversion of working capital loans into units of the post-business combination entity raise concerns about related party transactions and their potential impact on shareholder value. The lack of independent oversight of such transactions creates additional risk. See “Summary - Limited payments to insiders” beginning on page [30] below.

In addition, our sponsor, officers, directors and advisors may participate in the formation of, or become an officer or director of, any other blank check company prior to completion of our initial business combination. As a result, our sponsor, officers, directors and advisors could have conflicts of interest in determining whether to present business combination opportunities to us or to any other blank check company with which they may become involved. However, we do not believe that any other potential conflicts would materially affect our ability to complete our initial business combination.

Currently, there is no public market for our units, ordinary shares or rights. We intend to apply to have our units approved for listing on The New York Stock Exchange (“NYSE”) under the symbol “[AISTU]” on or promptly after the date of this prospectus. We expect the ordinary share and rights comprising the units will begin separate trading on the 52nd day following the date of the closing of this offering (or if such date is not a business day, the following business day) unless the underwriter, informs us of its decision to allow earlier separate trading, subject to our filing a Current Report on Form 8-K with the Securities and Exchange Commission containing an audited balance sheet reflecting our receipt of the gross proceeds of this offering and issuing a press release announcing when such separate trading will begin. Once the securities comprising the units begin separate trading, we expect that the ordinary shares and rights will be listed on NYSE under the symbols “[AIST],” and “[AISTR]” respectively.

We are an “emerging growth company” and a “smaller reporting company” under applicable federal securities laws and will be subject to reduced public company reporting requirements. Investing in our securities involves a high degree of risk. See “Risk Factors” beginning on page [42] for a discussion of information that should be considered in connection with an investment in our securities. Investors will not be entitled to protections normally afforded to investors in blank check offerings by Rule 419 under the Securities Act of 1933, as amended. Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

No offer or invitation to subscribe for securities is being made to the public in the Cayman Islands.

	Per Unit	Total
Public offering price	$10.00	$100,000,000
Underwriting discounts and commissions(1)(2)(3)	$0.0752	$752,000
Proceeds, before expenses, to AI Strategy Inc.(3)	$9.9248	$99,248,000

(1)	Includes (a) $552,000 (fixed, whether or not the over-allotment option is exercised in full) in the aggregate, or $0.0552 per unit if the over-allotment option is not exercised or $0.048 per unit if the over-allotment option is exercised in full, payable to the underwriters in cash at the closing of this offering, and (b) $0.02 per unit, or $200,000 (or $230,000 if the over-allotment option is exercised in full) in the aggregate, payable to the underwriters for deferred underwriting commissions to be placed in a trust account located in the United States as described herein. The deferred commissions will be released to the representative of the underwriters in cash only upon completion of an initial business combination, as described in this prospectus.
(2)	In addition to the compensation set forth in the table above, the Company will issue to D. Boral (a) 100,000 representative shares (or up to 115,000 representative shares if the over-allotment option is exercised in full) at the closing of this offering, which we refer to herein as the “representative shares”); and (b) 300,000 shares (or up to 345,000 shares if the over-allotment option is exercised in full) as deferred underwriting commission, which will be issued to the representative of the underwriters upon completion of an initial business combination, as described in this prospectus (the “deferred compensation shares”).
(3)	See the section of this prospectus entitled “Underwriting” beginning on page [173] for a description of compensation and other items of value payable to the underwriters.

II-1

Of the proceeds we receive from this offering and the sale of the placement units described in this prospectus, $100,000,000 or $115,000,000 if the underwriters’ over-allotment option is exercised in full ($10.00 per unit in either case), will be deposited into a segregated trust account located in the United States with [Continental Stock Transfer & Trust Company] acting as trustee.

Except with respect to interest earned on the funds held in the trust account that may be released to us to pay our taxes, our amended and restated memorandum and articles of association will provide that the proceeds from this offering and the sale of the placement units, will not be released from the trust account until the earliest of (a) the completion of our initial business combination; and (b) the redemption of all of our public shares if we have not completed our initial business combination within the period to consummate the initial business combination. The proceeds deposited in the trust account could become subject to the claims of our creditors, if any, which could have priority over the claims of our public shareholders.

The underwriters expect to deliver the units to the purchasers on or about ________, 2026.

D. Boral Capital

The date of this prospectus is ________, 2026

We are responsible for the information contained in this prospectus. We have not authorized anyone to provide you with different information, and we take no responsibility for any other information others may give to you. We are not, and the underwriters are not, making an offer to sell securities in any jurisdiction where the offer or sale is not permitted. You should not assume that the information contained in this prospectus is accurate as of any date other than the date on the front of this prospectus.

i

Trademarks

This prospectus contains references to trademarks and service marks belonging to other entities. Solely for convenience, trademarks and trade names referred to in this prospectus may appear without the ® or TM symbols, but such references are not intended to indicate, in any way, that the applicable licensor will not assert, to the fullest extent under applicable law, its rights to these trademarks and trade names. We do not intend our use or display of other companies’ trade names, trademarks or service marks to imply a relationship with, or endorsement or sponsorship of us by, any other companies.

ii

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Some of the statements contained in this prospectus may constitute “forward-looking statements.” Our forward-looking statements include, but are not limited to, statements regarding our or our management team’s expectations, hopes, beliefs, intentions or strategies regarding the future. In addition, any statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements. The words “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intends,” “may,” “might,” “plan,” “possible,” “potential,” “predict,” “project,” “should,” “would” and similar expressions may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. Forward-looking statements in this prospectus may include, for example, statements about:

●	our ability to complete our initial business combination;

●	our success in retaining or recruiting, or changes required in, our officers, key employees or directors following our initial business combination;

●	our officers and directors allocating their time to other businesses and potentially having conflicts of interest with our business or in approving our initial business combination;

●	our potential ability to obtain additional financing to complete our initial business combination;

●	our pool of prospective target businesses;

●	the ability of our officers and directors to generate a number of potential investment opportunities;

●	our public securities’ potential liquidity and trading;

●	the lack of a market for our securities;

●	negative interest rate for securities in which we invest the funds held in the trust account;

●	the use of proceeds not held in the trust account or available to us from interest income on the trust account balance;

●	the trust account not being subject to claims of third parties; or

●	our financial performance following this offering.

The forward-looking statements contained in this prospectus are based on our current expectations and beliefs concerning future developments and their potential effects on us. There can be no assurance that future developments affecting us will be those that we have anticipated. These forward-looking statements involve a number of risks, uncertainties (some of which are beyond our control) or other assumptions that may cause actual results or performance to be materially different from those expressed or implied by these forward-looking statements. These risks and uncertainties include, but are not limited to, those factors described under the section of this prospectus entitled “Risk Factors.” Should one or more of these risks or uncertainties materialize, or should any of our assumptions prove incorrect, actual results may vary in material respects from those projected in these forward-looking statements. We undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws.

iii

SUMMARY

This summary only highlights the more detailed information appearing elsewhere in this prospectus. You should read this entire prospectus carefully, including the information under “Risk Factors” and our financial statements and the related notes included elsewhere in this prospectus, before investing.

Unless otherwise stated in this prospectus, or the context otherwise requires, references to:

●	“amended and restated memorandum and articles of association” are to our amended and restated memorandum and articles of association to be in effect upon the effectiveness of the registration statement of which this prospectus forms a part;

●	“Companies Act” are to the Companies Act (Revised) of the Cayman Islands, as the same may be amended from to time;

●	“directors” are to our current directors named in this prospectus;

●	“equity-linked securities” are to any debt or equity securities that are convertible, exercisable or exchangeable for our ordinary shares issued in connection with our initial business combination including but not limited to a private placement of equity or debt;

●	“founder shares” are to the 2,875,002 ordinary shares issued to our sponsor in a private placement prior to this offering, which include up to an aggregate of 375,000 ordinary shares subject to forfeiture by our sponsor to the extent that the underwriters’ over-allotment option is not exercised in full or only in part (for the avoidance of doubt, the founder shares will not be “public shares”);

●	“initial shareholders” are to our sponsor and any other holders of our founder shares prior to this offering (or their permitted transferees);

●	“insiders” refer to our officers, directors, our sponsor and any future holder of our founder shares;

●	“letter agreement” refer to the letter agreement, the form of which is filed as an exhibit to the registration statement of which this prospectus forms a part;

●	“management” or “management team” are to our executive officers and directors, and to our advisors unless otherwise specified;

●	“ordinary shares” are to our ordinary shares, par value $0.00001;

●	“period to consummate the initial business combination” are to (i) 18 months from the closing of this offering (or up to 24 months by means of up to six non-obligatory one-month extensions after the closing of the offering by the sponsor depositing into the trust account, for each one-month extension, $330,000, or up to $379,500 if the underwriters’ over-allotment option is exercised in full (representing $0.0330 per share of the total units sold in this offering)) or such earlier liquidation date as our board of directors may approve, in which we must complete an initial business combination or (ii) such other time period in which we must complete an initial business combination pursuant to an amendment to our amended and restated memorandum and articles of association. Our shareholders can also vote at any time to amend our amended and restated memorandum and articles of association to modify the period to consummate the initial business combination, in which case our public shareholders will be offered an opportunity to redeem their public shares;

●	“placement rights” are to our rights which are included within the placement units being purchased by our sponsor in the private placement;

●	“placement shares” are to our ordinary shares included within the placement units being purchased by our sponsor in the private placement;

●	“placement units” are to the units being purchased by our sponsor, with each placement unit consisting of one placement share and one placement right to acquire 1/8th of one ordinary share;

●	“private placement” are to the private placement of 219,700 placement units at a price of $10.00 per unit, for an aggregate purchase price of $2,197,000, regardless of whether the over-allotment option is exercised; the private placement will occur simultaneously with the completion of this offering;

●	“public rights” are to the rights sold as part of the units in this offering (whether they are subscribed for in this offering or acquired in the open market;

●	“public shares” are to our ordinary shares sold as part of the units in this offering (whether they are purchased in this offering or thereafter in the open market);

●	“public shareholders” are to the holders of our public shares, including our sponsor and management team to the extent our sponsor and/or members of our management team purchase public shares, provided that our sponsor’s and each member of our management team’s status as a “public shareholder” will only exist with respect to such public shares;

●	“representative” or “underwriter” are to D. Boral Capital LLC, which is the representative of the underwriters in this offering;

●	“representative shares” are to the 100,000 ordinary shares to be issued (or 115,000 ordinary shares if the over-allotment option is exercised in full) to the representative and/or its designees in connection with this offering;

●	“rights” are to our rights, which include the public rights as well as the placement rights to the extent they are no longer held by the initial purchasers of the placement units or their permitted transferee;

●	“sponsor” are to Horizon Glow (as defined below);

●	“transfer agent” are to [Continental Stock Transfer & Trust Company];

●	“trust account” are to the segregated trust account located in the United States with [Continental Stock Transfer & Trust Company] acting as trustee, into which we will deposit certain proceeds from this offering and the sale of the placement units;

●	“Horizon Glow” are to Horizon Glow Limited, a Delaware limited liability company; and

●	“we,” “us,” “Company” or “our company” are to AI Strategy Inc., a Cayman Islands exempted company.

Any forfeiture of shares described in this prospectus will take effect as a surrender of shares for no consideration of such shares as a matter of Cayman Islands law. Any share dividends described in this prospectus will take effect as share capitalizations as a matter of Cayman Islands law. Unless we tell you otherwise, the information in this prospectus assumes that the underwriters will not exercise their over-allotment option in full and that our sponsor will forfeit 375,000 founder shares following the closing of this offering.

GENERAL

Overview

We are a blank check company incorporated as a Cayman Islands exempted company formed for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses, which we refer to throughout this prospectus as our initial business combination. We have not selected any specific business combination target and we have not, nor has anyone on our behalf, engaged in any substantive discussions, directly or indirectly, with any business combination target with respect to an initial business combination with us.

We believe our management team’s skills and experience will assist us in identifying, evaluating and consummating a business combination, and will position them to assist businesses we acquire. However, our management team’s network and investing and operating experience do not guarantee a successful initial business combination. The members of our management team are not required to devote any significant amount of time to our business and are concurrently involved with other businesses. There is no guarantee that our current officers and directors will continue in their respective roles, or in any other role, after our initial business combination, and their expertise may only be of benefit to us until our initial business combination is completed. Past performance by our management team is not a guarantee of success with respect to any business combination we may consummate. None of our officers or directors has served as officers or directors with special purpose acquisition corporations in the past. See “Risk Factors — Most of our officers and directors have no prior SPAC experience, which could impair our ability to complete a business combination within the prescribed timeframe.”

Our management team has operated or invested in leading companies across their corporate life cycles and have developed strong relationships with large multi-national organizations and investors. These relationships represent industry leaders ranging from industry executives, private owners, private equity funds, family offices, commercial and investment bankers and other financial sector service providers and participants. We believe that these unique relationships and our management team’s industry expertise and proven deal-sourcing capabilities will provide us with a strong pipeline of potential targets.

Sponsor Information

Our sponsor is Horizon Glow, a Delaware limited liability company.

Horizon Glow was formed in January 2026 to invest in us. The managing member of Horizon Glow is Guo Fan, our sole director. Mr. Fan controls the management of Horizon Glow, including the exercise of voting and investment discretion over the securities of our company held by Horizon Glow. As of the date hereof, other than Mr. Fan, no other person has a direct or indirect material interest in Horizon Glow, and Mr. Fan owns 100% membership interests in Horizon Glow.

The following table sets forth the payments to be received by our sponsor, their affiliates, and our directors and officers from us prior to or in connection with the completion of our initial business combination and the securities issued and to be issued:

Entity/Individual	Amount of Compensation to be Received or Securities Issued or to be Issued	Consideration Paid or to be Paid
Horizon Glow

2,875,002 founder shares, including up to 375,000 founder shares that are subject to forfeiture by our sponsor to the extent that the underwriters’ over-allotment is not exercised in full or in part.(1)

219,700 placement units (regardless of whether the over-allotment option is exercised) to be purchased simultaneously with the closing of this offering by Horizon Glow

$25,000 (or approximately $0.0087 per share) $2,197,000 (regardless of whether the underwriters’ over-allotment option is exercised in full)

Entity/Individual	Amount of Compensation to be Received or Securities Issued or to be Issued	Consideration Paid or to be Paid
Horizon Glow	Up to $300,000	Repayment of loans made to us to cover offering related and organizational expenses

Horizon Glow	$5,000 per month following the consummation of the IPO	Administrative and support services

Horizon Glow, our officers, directors or advisors, or our or their affiliates	Reimbursement for any out-of-pocket expenses related to identifying, investigating and completing an initial business combination	Services in connection with identifying, investigating and completing an initial business combination

Horizon Glow, our officers, directors or advisors, or our or their affiliates	Up to $1,500,000 in working capital loans, which loans may be convertible, at the lender’s discretion, into units of the post-business combination entity at the price of $10.00 per unit	Working capital loans to finance transaction costs in connection with an intended initial business combination

	Up to $2,277,000 in extension loans (assuming the underwriters exercise their over-allotment option and no public shares have been redeemed at the time of each extension), which loans may be convertible into extension units of the post-business combination entity at a price of $10.00 per extension unit	Loans to cover the cost of the extension options.

Horizon Glow, our officers, directors or advisors, or our or their affiliates(2)	Finder’s fees, advisory fees, consulting fees or success fees(2)	Any services in order to effectuate the completion of our initial business, which, if made prior to the completion of our initial business combination, will be paid from funds held outside the trust account

(1)	The number of founder shares issued was determined with the expectation to maintain ownership at that such founder shares would represent approximately 20% of the issued and outstanding shares after this offering (without giving effect to the placement units and assuming they do not purchase units in this offering).
(2)	As of the date of this prospectus, no such arrangements are currently in place.

Because our sponsor acquired the founder shares at a nominal price of $0.0087 per founder share, our public shareholders will incur an immediate and substantial dilution of the implied value of public shares upon closing of this offering. If we increase or decrease the size of this offering, we will effect a share capitalization or a compulsory redemption or redemption or other appropriate mechanism, as applicable, with respect to the founder shares immediately prior to the consummation of this offering in such amount as to maintain the number of founder shares, on an as-converted basis, at approximately 20% of our issued and outstanding ordinary shares upon the consummation of this offering (without giving effect to the sale of the private units, issuance of the representative shares, and assuming our sponsor do not purchase units in this offering). As a result, the implied value of your public shares will be significantly diluted. The following table illustrates the difference between the public offering price and our net tangible book value (NTBV), as adjusted to give effect to this offering and to redemptions of our public shares at varying levels, assuming the full exercise and no exercise of the over-allotment option.

As of January 31, 2026
	25% of Maximum(1)		50% of Maximum(2)		75% of Maximum(3)		Maximum Redemption(4)
Offering Price of $10 per Unit	NTBV	Difference between NTBV Offering Price	NTBV	Difference between NTBV and Offering Price	NTBV	Difference between NTBV and Offering Price	NTBV	Difference between NTBV and Offering Price
Assuming No Exercise of Over-Allotment Option
$10.00	$6.37	$3.63	$5.41	$4.59	$3.74	$6.26	$0.19	$9.81

Assuming Full Exercise of Over-Allotment Option
$10.00	$6.39	$3.61	$5.42	$4.58	$3.76	$6.24	$0.18	$9.82

(1)	The calculation assumes that 2,500,000 (2,875,000 assuming full exercise of over-allotment option) public shares are redeemed.
(2)	The calculation assumes that 5,000,000 (5,750,000 assuming full exercise of over-allotment option) public shares are redeemed.
(3)	The calculation assumes that 7,500,000 (8,625,000 assuming full exercise of over-allotment option) public shares are redeemed.
(4)	The calculation assumes that 10,000,000 (11,500,000 assuming full exercise of over-allotment option) public shares are redeemed.

See the section titled “Risk Factors — Since our sponsor paid an aggregate of $25,000, or approximately $0.0087 per founder share (assuming the over-allotment option is exercised in full and thus no forfeiture by our sponsor of any founder shares), our officers and directors could potentially make a substantial profit even if we acquire a target business that subsequently declines in value” on page [81].

Pursuant to a letter agreement to be entered with us, each of our sponsor, directors and officers has agreed to restrictions on its ability to transfer, assign, or sell the founder shares and private units (and the underlying securities), subject to exceptions, as summarized in the table below.

Subject Securities	Transfer Restriction Expiration Date	Natural Persons and Entities Subject to Restrictions	Exceptions to Transfer Restrictions
Founder shares	The earlier to occur of (a) 180 days after the completion of our initial business combination and (b) upon completion of our initial business combination, (x) if the last reported sale price of our ordinary shares equals or exceeds $12.00 per unit (as adjusted for share subdivisions, share capitalizations, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period commencing at least 150 days after our initial business combination or (y) the date on which we complete a liquidation, merger, share exchange, reorganization or other similar transaction after our initial business combination that results in all of our shareholders having the right to exchange their ordinary shares for cash, securities or other property. We refer to such transfer restrictions throughout this prospectus as the lock-up.	Horizon Glow, Guo Fan, Ichi Shih. Emily Flick, and Simone Phillips	Transfers permitted (i) to any officer, director, or employee of the company, including to a family member or affiliate of such officer, director, or employee; (ii) by private sales or transfers, in each case, made in connection with the consummation of our initial business combination at prices no greater than the price at which the securities were originally purchased; (iii) in the event of our liquidation prior to the completion of our initial business combination; (iv) by virtue of the laws of the Cayman Islands or our sponsor’s limited liability company agreement upon dissolution of our sponsor; and (v) in the event of our completion of a liquidation, merger, share exchange, reorganization or other similar transaction which results in all of our public shareholders having the right to exchange their ordinary shares for cash, securities or other property subsequent to the completion of our initial business combination

Private units	Until 30 days after the completion of our initial business combination (except, among other limited exceptions as described under “Principal Shareholders,” to our officers and directors and other persons or entities affiliated with the sponsor).	Same as above	Same as above

Except for the contractual restriction of the lock-up, there is no other restriction on the sponsor or their beneficial owner’s ability to share, sell or otherwise dispose of part or all of the interests in the Company. Please see “Risk Factors - Transfers of founder shares are permitted in certain circumstances despite the contractual lock-up to which the founder shares are subject to, which poses risks including sponsor removal, hindering deal completion, and introducing conflicts or control changes.”

In order to meet our working capital needs following the consummation of this offering until completion of an initial business combination, our sponsor, officers and directors or their affiliates or designees may, but are not obligated to, loan us funds, from time to time or at any time, in whatever amount they deem reasonable in their sole discretion. The notes would either be paid upon consummation of our initial business combination, without interest, or, at the lender’s discretion, up to $1,500,000 of the notes, or the “working capital notes,” may be converted upon consummation of our business combination into working capital units at a price of $10.00 per unit, or the “working capital units.” In addition, our sponsor, officers and directors or their affiliates or designees may loan us funds in support of our potential extension to allow additional time for us to complete an initial business combination which will be evidenced in extension convertible notes, or the “extension notes,” to be repaid in cash or $10.00 per unit, or the “extension units,” at the closing of our initial business combination. If we do not complete our initial business combination, the loans would be repaid out of funds not held in the Trust Account, and only to the extent available. Our sponsor, officers and directors or their affiliates or designees may but are not required to convert such working capital notes or extension notes into working capital units or extension units. The amount of working capital loans or extension loans our sponsor, officers and directors or their affiliates or designees may provide to us is uncertainly, and it is even less certain the amount of such loans may be converted into working capital units or extension units by such lender. The conversion of such loans and the issuance of such working capital units or extension units, including the issuance of the ordinary shares and rights underlying such working capital units or extension units may significantly reduce the equity interest of investors in this offering; may cause a change in control if a substantial number of ordinary shares are issued, which may affect, among other things, our ability to use our net operating loss carry forwards, if any, and could result in the resignation or removal of our present officers and directors; may have the effect of delaying or preventing a change of control of us by diluting the share ownership or voting rights of a person seeking to obtain control of us; and may adversely affect prevailing market prices for our ordinary shares. Please see “Risk Factors - The conversion of any working capital loans or extension loans into working capital units or extension units may result in significant dilution to your public shares.”

Up to 375,000 of the founder shares will be surrendered for no consideration depending on the extent to which the underwriter’s over-allotment option is exercised in full. In addition, in order to facilitate our initial business combination or for any other reason determined by our sponsor in its sole discretion, our sponsor may surrender or forfeit, transfer or exchange our founder shares, private units or any of our other securities, including for no consideration, as well as subject any such securities to earn-outs or other restrictions, or otherwise amend the terms of any such securities or enter into any other arrangements with respect to any such securities. Except in certain limited circumstances, no member of the sponsor may transfer all or any portion of its membership units in the sponsor.

Our Objective

We will seek to leverage our management team’s proprietary network of relationships with corporate executives, private equity, venture and growth capital funds, investment banking firms and consultants in order to source, acquire, and support the operations of the business combination target. We believe we will benefit from their accomplishments, and specifically, their current activities, in identifying attractive acquisition opportunities. However, there is no assurance that we will complete a business combination. Our officers and directors have no prior experience serving as officers or directors of and consummating a business combination for a “blank check” company. We believe that we will add value to these businesses primarily by providing them with access to the U.S. capital markets.

There is no restriction in the geographic location of targets we can pursue, except that we will not pursue a prospective target company based in or having the majority of its operations in the PRC. Throughout this prospectus, “PRC” refers to the People’s Republic of China, including the Hong Kong Special Administrative Region and the Macau Special Administrative Region and, for the purpose of this prospectus only, excluding Taiwan.

Our Management Team

Our management team is led by Guo Fan, our director, Chairman of the Board of Directors, Chief Executive Officer, and Chief Financial Officer.

Mr. Guo Fan has served as our director since January 2026 and our Chief Executive Officer and Chief Financial Officer since February 2026. He will serve as our Chairman of the Board of Directors upon the effectiveness of the registration statement of which this prospectus is a part. Mr. Fan has extensive experience in corporate management and consulting. From November 2023 to July 2025, he served as the co-chief executive officer of Blue Hat Interactive Entertainment Technology (Nasdaq: BHAT), a Nasdaq-listed company engaged in gold and diamond trading and related services, where he managed and oversaw the company’s U.S. operations. Since November 2011, he has served as a consultant at Language Bank Inc., a provider of interpretation, translation, and training services, where he advises clients on selecting qualified legal and medical professionals. In addition, he founded Fluency Capital LLC, a business consulting firm, and has served as its chief executive officer since January 2009, providing corporate governance and operational advisory services to high-tech companies. Mr. Fan earned an associate degree in hospitality management from NHTI – Concord’s Community College in 2001.

Our Independent Directors

We believe that our independent directors will provide public company governance, executive leadership, operational oversight, private equity investment management and capital markets experience. Our independent directors have experience with acquisitions, divestitures and corporate strategy and implementation, which we believe will significantly benefit us as we evaluate potential acquisition or merger candidates as well as following the completion of our initial business combination.

Ms. Ichi Shih will serve as our independent director upon the effectiveness of the registration statement of which this prospectus is a part. Ms. Shih has extensive experience in the capital markets and corporate finance. Over the course of her more than 30-year career, she has worked at various financial institutions, investment banks, and brokerage firms with experience spanning initial public offerings, de-SPAC transactions, cross-border investments, bond placements, and financial advisory services. Since January 2025, she has served as a consultant to Aiways Automobiles Company Ltd., an automobile manufacturer, advising on de-SPAC and U.S. securities compliance. Ms. Shih is currently also serving as an independent director of two Nasdaq-listed companies: Bit Digital, Inc. (Nasdaq: BTBT), a digital infrastructure and technology services provider, since December 2021, and WhiteFiber, Inc. (Nasdaq: WYFI), a provider of artificial intelligence infrastructure solutions, since January 2025. From December 2017 to December 2021, she served as a partner at Cathay Securities Inc. in Beijing and New York, where she analyzed and advised on financial statements and corporate structures of potential firms, led and coordinated IPO processes for clients, and worked with management teams, third-party service providers and regulatory authorities on audit, due diligence, strategic input and prospectus drafting. From January 2016 to December 2017, she served as chief financial officer and managing director at Cubetech Global Asset in Beijing, where she identified cross-border investment opportunities for Chinese funds and listed firms, performed valuations, set up fund structures, and oversaw financial reporting. From 1995 to 2014, Ms. Shih held positions of increasing responsibility at leading financial institutions and companies including Société Générale, Goldman Sachs & Co., Westminster Securities Corporation, Brean Murray, Carret & Co., China Valves Technologies and Glory Sky Group, where she gained extensive experience in equity lending, financial planning, corporate finance, IPO execution, SEC filings, due diligence, valuation analysis, M&A advisory, and CFO-level financial management. Ms. Shih received a bachelor’s degree in accounting and international business from New York University in 1995 and a master’s degree in international finance and business from Columbia University in 2002.

Ms. Emily Flick will serve as our independent director upon the effectiveness of the registration statement of which this prospectus is a part. Ms. Flick has financial expertise and experience in the recreation industry. Since June 2020, she has served as a manager at Outdoor Strategic Games, L.L.C., a company engaged in the business of operating and providing outdoor paintball activities, where she oversees food service operations, administrative functions, and bookkeeping, and is responsible for the preparation of financial statements and the design and implementation of internal control procedures. Ms. Flick obtained a bachelor’s degree in communications from University of Colorado - Denver in 2020.

Ms. Simone Phillips will serve as our independent director upon the effectiveness of the registration statement of which this prospectus is a part. Ms. Phillips has over six years of experience as a paralegal and legal assistant, supporting attorneys in corporate matters, real estate transactions, and trial preparation at multiple law firms in Delaware, Massachusetts, and New Hampshire. Since June 2023, she has served as a paralegal at Brockested Mandalas Federico LLC, where she assists attorneys with corporate filings, transactions, and compliance matters. From June 2021 to June 2023, she served as a paralegal at Ward & Taylor LLC, where she assisted attorneys with real estate transactions. Ms. Phillips received a bachelor’s degree of science in international business from Southern New Hampshire University in 2016.

The past performance of the members of our management team, our sponsor’s financial advisor or their affiliates is not a guarantee that we will be able to identify a suitable candidate for our initial business combination or of success with respect to any business combination we may consummate. None of our officers or directors has served as officers or directors with special purpose acquisition corporations in the past. You should not rely on the historical record of the performance of our management team or any of its affiliates’ performance as indicative of our future performance.

Our amended and restated memorandum and articles of association will provide that any business combination undertaken by the Company will be required to be approved by a majority of the Company’s independent directors. Each of our officers and directors may become an officer or director of another special purpose acquisition company with a class of securities intended to be registered under the Securities Exchange Act of 1934, as amended, or the Exchange Act, even before we have entered into a definitive agreement regarding our initial business combination. For more information, see the section of this prospectus entitled “Management — Conflicts of Interest” and see “Risk Factors.”

Competitive Strengths

We will leverage our platform, resources and the relevant experience of our sponsor, management team and independent directors and believe these will offer the following competitive advantage to our company:

Market Opportunity: We believe that rapid advances in artificial intelligence and related digital technologies are creating a broad range of opportunities across multiple industries and geographies, including both developed and emerging markets. These trends are reshaping business models and capital formation globally, and a number of private companies may seek access to the U.S. public markets as a platform to support further growth. We have not identified any specific target business and have not selected any particular industry or geographic area on which to focus our search, and we will have substantial flexibility in evaluating prospective targets within the parameters described in this prospectus. This flexible approach allows us to consider a wide universe of potential businesses at different stages of development that can benefit from our capital markets expertise and strategic support.

Value Creation: Following the completion of our initial business combination, we intend for our sponsor and management team to support the post combination company in areas such as corporate governance, capital markets strategy and strategic planning, as appropriate and requested by the combined company. Our objective is to help the combined company enhance its access to capital, improve its visibility among investors and other stakeholders, and pursue its long-term growth strategy as determined by its board of directors and management team.

Experienced Leadership and Transaction Execution Expertise: We believe our management team’s capital markets and public company experience provides a competitive advantage in identifying and executing a business combination. Our director, Chairman of the board of directors, Chief Executive Officer and Chief Financial Officer, Mr. Guo Fan, has over twenty years of experience in capital markets and corporate leadership, including roles at a Nasdaq-listed company and a technology-focused enterprise. His background in investment management and high-technology sectors provides insight into evaluating innovative business models and structuring complex transactions. We believe this experience enhances our sourcing capabilities, due diligence discipline and ability to navigate regulatory and public market considerations.

Strong Governance and Financial Oversight: We believe our board of directors’ legal, compliance and financial expertise strengthens our governance framework and transaction oversight. Our independent directors contribute experience in corporate law, regulatory compliance, accounting and financial operations. This background supports disciplined transaction documentation, regulatory risk management and oversight of financial reporting and internal controls. We believe this governance-focused approach enhances our ability to evaluate prospective targets, assess financial integrity and maintain transparency and accountability throughout the business combination process and following the completion of our initial business combination.

Business Strategy and Acquisition Criteria

In line with our strategy, we have identified the following general criteria and guidelines that we believe are important in evaluating prospective targets for our initial business combination. We intend to use these standards and guidelines to assess acquisition opportunities, but we may decide to conduct our initial business merger with target businesses that do not meet these standards and guidelines. We believe that a considerable number of target companies can benefit from the large-scale operation of new capital and the integration of different segments of the value chain, which we believe will bring considerable revenue and revenue growth.

Our management team intends to focus on creating shareholder value by leveraging its experience in the management, operation and financing of businesses to improve the efficiency of operations while implementing strategies to scale revenue organically and/or through acquisitions. Our efforts to identify a prospective target will not be limited to a particular industry or geographic region.

We have identified the following general criteria and guidelines, which we believe are important in evaluating prospective target businesses. While we intend to use these criteria and guidelines in evaluating prospective businesses, we may deviate from these criteria and guidelines should we see justification to do so.

●	Business fundamentals, including market position, scalability of the business model, and the robustness of the competitive moat or differentiation.

●	Historical and projected financial performance, such as revenue profile, path to profitability, cash flow characteristics and capital intensity.

●	Quality and depth of the management team, including governance practices, track record and alignment of incentives with public shareholders.

●	Regulatory, legal and operational risk profile, including jurisdictional and cross border considerations relevant to operating and listing in the U.S. public markets.

●	Potential to benefit from access to additional capital, strategic guidance and the visibility associated with being a publicly listed company.

These criteria are not intended to be exhaustive. Any evaluation relating to the merits of a particular initial business combination may be based, to the extent relevant, on these general guidelines as well as other considerations, factors and criteria that our management may deem relevant.

In the event that we decide to enter into our initial business combination with a target business that does not meet the above criteria and guidelines, we will disclose that the target business does not meet the above criteria and guidelines in our shareholder communications related to our initial business combination, which, as discussed in this prospectus, would be in the form of proxy solicitation or tender offer materials that we would file with the SEC.

Initial Business Combination

NYSE rules require that we complete one or more initial business combinations having an aggregate fair market value of at least 80% of the value of the assets held in the trust account (excluding the taxes payable on interest earned on the trust account) at the time of our signing a definitive agreement in connection with our initial business combination. Our board of directors will make the determination as to the fair market value of our initial business combination. If our board of directors is not able to independently determine the fair market value of the target business or businesses, we will obtain an opinion from an independent investment banking firm that is a member of the Financial Industry Regulatory Authority, Inc. (“FINRA”), or an independent valuation or appraisal firm with respect to the satisfaction of such criteria. Additionally, pursuant to NYSE rules, any initial business combination must be approved by a majority of our independent directors.

While we consider it unlikely that our board will not be able to make an independent determination of the fair market value of a target business or businesses, it may be unable to do so if the board is less familiar or experienced with the target company’s business, there is a significant amount of uncertainty as to the value of the Company’s assets or prospects, including if such company is at an early stage of development, operations or growth, or if the anticipated transaction involves a complex financial analysis or other specialized skills and the board determines that outside expertise would be helpful or necessary in conducting such analysis. Since any opinion, if obtained, would merely state that the fair market value of the target business meets the 80% of net assets threshold, unless such opinion includes material information regarding the valuation of a target business or the consideration to be provided, it is not anticipated that copies of such opinion would be distributed to our shareholders. However, if required under applicable law, any proxy statement that we deliver to shareholders and file with the SEC in connection with a proposed transaction will include such opinion.

We anticipate structuring our initial business combination so that the post-business combination company in which our public shareholders own shares will own or acquire 100% of the equity interests or assets of the target business or businesses. We may, however, structure our initial business combination such that the post-business combination company owns or acquires less than 100% of such interests or assets of the target business in order to meet certain objectives of the target management team or shareholders or for other reasons, but we will only complete such business combination if the post-business combination company owns or acquires 50% or more of the outstanding voting securities of the target or otherwise acquires a controlling interest in the target sufficient for it not to be required to register as an investment company under the Investment Company Act of 1940, as amended (the “Investment Company Act”).

Even if the post-business combination company owns or acquires 50% or more of the voting securities of the target, our shareholders prior to the business combination may collectively own a minority interest in the post-business combination company, depending on valuations ascribed to the target and us in the business combination. For example, we could pursue a transaction in which we issue a substantial number of new shares in exchange for all of the outstanding capital stock of a target. In this case, we would acquire a 100% controlling interest in the target. However, as a result of the issuance of a substantial number of new shares, our shareholders immediately prior to our initial business combination could own less than a majority of our outstanding shares subsequent to our initial business combination. If less than 100% of the equity interests or assets of a target business or businesses are owned or acquired by the post-business combination company, the portion of such business or businesses that is owned or acquired is what will be valued for purposes of the 80% of net assets test. If the business combination involves more than one target business, the 80% of net assets test will be based on the aggregate value of all of the target businesses. In addition, we have agreed not to enter into a definitive agreement regarding an initial business combination without the prior consent of our sponsor.

To the extent we effect our initial business combination with a company or business that may be financially unstable or in its early stages of development or growth, we may be affected by numerous risks inherent in such company or business. Although our management will endeavor to evaluate the risks inherent in a particular target business, we cannot assure you that we will properly ascertain or assess all significant risk factors.

The time required to select and evaluate a target business and to structure and complete our initial business combination, and the costs associated with this process, are not currently ascertainable with any degree of certainty. Any costs incurred with respect to the identification and evaluation of a prospective target business with which our initial business combination is not ultimately completed will result in our incurring losses and will reduce the funds we can use to complete another business combination.

The net proceeds of this offering and the sale of the placement units released to us from the trust account upon closing of our initial business combination may be used as consideration to pay the sellers of a target business with which we complete our initial business combination. If our initial business combination is paid for using equity or debt securities, or not all of the funds released from the trust account are used for payment of the consideration in connection with our initial business combination or used for redemption of our public shares, we may use the balance of the cash released to us from the trust account following the closing for general corporate purposes, including for maintenance or expansion of operations of the post-transaction businesses, the payment of principal or interest due on indebtedness incurred in completing our initial business combination, to fund the purchase of other companies or for working capital. In addition, we may be required to obtain additional financing in connection with the closing of our initial business combination to be used following the closing for general corporate purposes as described above.

Our amended and restated memorandum and articles of association will provide that, following this offering and prior to the consummation of our initial business combination, we will be prohibited from issuing additional securities that would entitle the holders thereof to (i) receive funds from the trust account, or (ii) vote as a class with our public shares (a) on any initial business combination or any other proposal presented to the shareholders prior to or in connection with the completion of an initial business combination, or (b) to approve an amendment to our amended and restated memorandum and articles of association to (x) extend the time we have to consummate a business combination beyond 18 months from the closing of this offering (subject to six one-month extensions if requested by the sponsor as described in this prospectus), or (y) amend the foregoing provisions, unless (in connection with any such amendment to our amended and restated memorandum and articles of association) we offer our public shareholders the opportunity to redeem their public shares.

Prior to the date of this prospectus, we will file a registration statement on Form 8-A with the SEC to voluntarily register our securities under Section 12 of the Securities Exchange Act of 1934, as amended, or the Exchange Act. As a result, we will be subject to the rules and regulations of the SEC promulgated under the Exchange Act. We have no current intention of filing a Form 15 to suspend our reporting or other obligations under the Exchange Act prior or subsequent to the consummation of our business combination.

Other Considerations

There is no limitation on our ability to raise funds through the issuance of equity or equity-linked securities or through loans, advances or other indebtedness in connection with our initial business combination, including pursuant to forward purchase agreements or backstop agreements we may enter into following consummation of this offering. Subject to compliance with applicable securities laws, we would only complete such financing simultaneously with the completion of our initial business combination. At this time, we are not a party to any arrangement or understanding with any third party with respect to raising any additional funds through the sale of securities or otherwise. None of our sponsor, officers, directors or shareholders is required to provide any financing to us in connection with or after our initial business combination. We may also obtain financing prior to the closing of our initial business combination to fund our working capital needs and transaction costs in connection with our search for and completion of our initial business combination.

Corporate Information

Our executive offices are located at 8 The Green STE A, Dover, DE 19901, and our telephone number is +1-302-204-5558.

We are a Cayman Islands exempted company incorporated on July 28, 2025, with limited liability. Cayman Islands exempted companies are Cayman Islands companies conducting business mainly outside the Cayman Islands and, as such, are exempted from complying with certain provisions of the Companies Act.

We are an “emerging growth company,” as defined in Section 2(a) of the Securities Act of 1933, as amended (the “Securities Act”). As such, we are eligible to take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not “emerging growth companies” including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”), reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements and exemptions from the requirements of holding a non-binding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved. If some investors find our securities less attractive as a result, there may be a less active trading market for our securities and the prices of our securities may be more volatile.

In addition, an “emerging growth company” can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. In other words, an “emerging growth company” can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We intend to take advantage of the benefits of this extended transition period.

We will remain an emerging growth company until the earlier of (1) the last day of the fiscal year (a) following the fifth anniversary of the completion of this offering, (b) in which we have total annual gross revenue of at least $1.235 billion (as adjusted for inflation pursuant to SEC rules from time to time), or (c) in which we are deemed to be a large accelerated filer, which means the market value of our ordinary shares that is held by non-affiliates equals or exceeds $700.0 million as of the prior June 30, and (2) the date on which we have issued more than $1.0 billion in non-convertible debt securities during the prior three-year period.

Additionally, we are a “smaller reporting company” as defined Rule 12b-2 under the Exchange Act. Smaller reporting companies may take advantage of certain reduced disclosure obligations, including, among other things, providing only two years of audited financial statements. We will remain a smaller reporting company until the last day of any fiscal year for so long as either (1) the market value of our ordinary shares held by non-affiliates did not equal or exceed $250.0 million as of the prior June 30, or (2) our annual revenues did not exceed $100.0 million during such completed fiscal year and the market value of our ordinary shares held by non-affiliates did not equal or exceed $700.0 million as of the prior June 30. To the extent we take advantage of such reduced disclosure obligations, it may also make comparison of our financial statements with other public companies difficult or impossible.

THE OFFERING

In deciding whether to invest in our securities, you should take into account not only the backgrounds of the members of our management team, but also the special risks we face as a blank check company and the fact that this offering is not subject to Rule 419 under the Securities Act. You will not be entitled to protections normally afforded to investors in blank check offerings subject to and made in compliance on Rule 419 under the Securities Act. You should carefully consider these and the other risks set forth in the section below of this prospectus entitled “Risk Factors.”

Securities offered	10,000,000 units, at $10.00 per unit, each unit consisting of:

	●	one ordinary share; and

	●	one right entitling the holder thereof to receive one-eighth (1/8) of one ordinary share of upon consummation of our initial business combination.

Proposed NYSE symbols	Units: “[AISTU]” Ordinary shares: “[AIST]” Rights: “[AISTR]”

Trading commencement and separation of ordinary shares and rights:	The units are expected to begin trading on or promptly after the date of this prospectus. We expect the ordinary shares and rights comprising the units will begin separate trading on the 52nd day following the date of the closing of this offering (or if such date is not a business day, the following business day, unless the underwriter permits earlier trading), subject to our having filed the Current Report on Form 8-K described below and having issued a press release announcing when such separate trading will begin.

Once the ordinary shares and rights commence separate trading, holders will have the option to continue to hold units or separate their units into the component securities. Holders will need to have their brokers contact our transfer agent in order to separate the units into ordinary shares and rights.

Additionally, the units will automatically separate into their component parts and will not be traded after completion of our initial business combination.

Separate trading of the ordinary shares and rights is prohibited until we have filed a Current Report on Form 8-K:	In no event will the ordinary shares and rights be traded separately until we have filed a Current Report on Form 8-K with the SEC containing an audited balance sheet reflecting our receipt of the gross proceeds at the closing of this offering. We will file the Current Report on Form 8-K promptly after the closing of this offering, which closing is anticipated to take place three business days from the date of this prospectus. If the underwriters’ over-allotment option is exercised following the initial filing of such Current Report on Form 8-K, a second or amended Current Report on Form 8-K will be filed to provide updated financial information to reflect the exercise of the underwriters’ over-allotment option.

Units:

Number units outstanding before this offering:	0

Number of placement units to be sold in a private placement simultaneously this offering:	219,700(1)

Number of units outstanding after this offering	10,219,700(1)

Ordinary shares:

Number issued and outstanding before this offering and the private placement:	2,875,002 founder shares(2)

Number issued and outstanding after this offering and the private placement:	12,819,700 ordinary shares(3)

Rights included as part of units:

Number outstanding before this offering	0

Number to be outstanding after this offering and sale of placement units	10,219,700(4)

[1]	Assumes no exercise of the underwriters’ over-allotment option and the forfeiture by our sponsor of an aggregate of 375,000 founder shares.
[2]	Includes up to an aggregate of 375,000 shares that are subject to forfeiture by our sponsor depending on the extent to which the underwriters’ over-allotment option is exercised in full.
[3]	Comprised of 10,219,700 ordinary shares (including 219,700 placement shares), 2,500,000 founder shares (assumes no exercise of the underwriters’ over-allotment option and the forfeiture by our sponsor of an aggregate of 375,000 founder shares) and 100,000 representative shares.
[4]	Assumes the over-allotment option has not been exercised. Includes 10,000,000 public rights and 219,700 private placement rights.

Terms of rights

Each holder of a right will receive one-eighth (1/8) of an ordinary share upon consummation of our initial business combination. Except in cases where we are not the surviving company in a business combination, each holder of a public right will automatically receive one-eighth (1/8) of an ordinary share upon consummation of our initial business combination. In the event we will not be the surviving company upon completion of our initial business combination, each holder of a right will be required to affirmatively convert his, her or its rights in order to receive the one-eighth (1/8) of a share underlying each right upon consummation of the business combination, unless otherwise agreed in course of documenting the Company’s initial business combination.

We will not issue fractional shares in connection with an exchange of rights. Fractional shares will either be rounded down to the nearest whole share or otherwise addressed in accordance with the applicable provisions of the Companies Act. As a result, you must hold rights in multiples of eight (8) in order to receive shares for all of your rights upon closing of a business combination. If we are unable to complete an initial business combination within the required time period, and we redeem the public shares for the funds held in the trust account, holders of rights will not receive any of such funds for their rights and the rights will expire worthless.

Founder shares

As of the date hereof, our sponsor holds 2,875,002 founder shares, 375,000 of which are subject to forfeiture if the underwriters’ over-allotment option is not exercised in full. The number of founder shares issued and outstanding was determined based on the expectation that the founder shares would represent approximately 20% of the outstanding shares after this offering (excluding the placement units and underlying securities and assuming they do not purchase any units in this offering).

As such, our sponsor will own approximately 20% of our issued and outstanding shares after this offering (excluding the placement shares to be issued to the sponsor and assuming they do not purchase any units in this offering). None of our sponsor, officers or directors have expressed any intention to purchase any units in this offering. Up to an aggregate 375,000 founder shares will be subject to forfeiture by our sponsor depending on the extent to which the underwriters’ over-allotment option is exercised in full so that our initial shareholders will maintain ownership of approximately 20% of our ordinary shares after this offering (excluding the placement units and underlying securities and assuming they do not purchase any units in this offering).

We will effect a share capitalization or other appropriate mechanism prior to this offering should the size of the offering change, in order to maintain such percentage ownership. The founder shares are identical to the ordinary shares included in the units being sold in this offering, except that:

	●	the founder shares are subject to certain transfer restrictions, as described in more detail below;

	●	the founder shares are entitled to registration rights; and

	●	our sponsor, officers and directors have entered into a letter agreement with us, pursuant to which they have agreed to (i) waive their redemption rights with respect to their founder shares, placement shares, and public shares in connection with the completion of our initial business combination, (ii) waive their redemption rights with respect to their founder shares, placement shares, and public shares in connection with a shareholder vote to approve an amendment to our amended and restated memorandum and articles of association to (A) modify the substance or timing of our obligation to provide for the redemption of our public shares in connection with an initial business combination or to redeem 100% of our public shares if we do not complete our initial business combination within the period to consummate the initial business combination or (B) with respect to any other material provisions relating to shareholders’ rights or pre-initial business combination activity, (iii) waive their rights to liquidating distributions from the trust account with respect to their founder shares if we fail to complete our initial business combination within the period to consummate the initial business combination, although they will be entitled to liquidating distributions from the trust account with respect to any public shares they hold if we fail to complete our initial business combination within the prescribed time frame and (iv) vote any founder shares held by them and any public shares purchased during or after this offering (including in open market and privately-negotiated transactions) in favor of our initial business combination.

If we submit our initial business combination to our public shareholders for a vote, we will complete our initial business combination only if we receive an ordinary resolution under Cayman Islands law, which is a resolution passed by a simple majority of the votes by shareholders voting in person or by proxy at a duly constituted (quorate) general meeting of the Company. One or more shareholders who together hold not less than one-third of the ordinary shares entitled to vote at such meeting being individuals present in person or by proxy (or if a corporation or other non-natural person by its duly authorized representative or proxy) shall be a quorum; provided that a quorum in connection with any meeting that is convened to vote on a business combination or any meeting convened with regards to an amendment to its articles and memorandum of association, shall be a majority of the ordinary shares entitled to vote at such meeting being individuals present in person or by proxy (or if a corporation or other non-natural person by its duly authorized representative or proxy).

As a result of an agreement in which we have agreed not to enter into a definitive agreement regarding an initial business combination without the prior consent of our sponsor, officers and directors are expected to vote their shares in favor of our initial business combination. As a result, in the event that only the minimum number of shares representing a quorum is present at a shareholders’ meeting held to vote on our initial business combination, in addition to our initial shareholders’ founder shares and placement shares, and the 100,000 ordinary shares issued to underwriter, as the representative shares, we would need as few as 385,226, or 3.85% of the 10,000,000 public shares sold in this offering to be voted in favor of an initial business combination in order to have our initial business combination approved (assuming all issued and outstanding shares representing a quorum are voted and the over-allotment option is not exercised). Additionally, each public shareholder may elect to redeem its public shares irrespective of whether they vote for or against, or abstain from voting on, the proposed transaction (subject to the limitations described in this prospectus).

Transfer restrictions on founder shares:	Our initial shareholders have agreed not to transfer, assign or sell any of their founder shares until the earlier to occur of: (A) 180 days after the completion of our initial business combination and (B) subsequent to our initial business combination, if the reported last sale price of our ordinary shares equals or exceeds $12.00 per share (as adjusted for share subdivisions, share dividends, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period commencing at least 150 days after our initial business combination or if we complete a transaction after our initial business combination which results in all of our shareholders having the right to exchange their shares for cash, securities or other property after our initial business combination (except as described herein under “Principal Shareholders — Restrictions on Transfers of Founder Shares and placement units”). Any permitted transferees will be subject to the same restrictions and other agreements of our initial shareholders with respect to any founder shares. We refer to such transfer restrictions throughout this prospectus as the lock-up.

Voting rights; Appointment of Directors:	Our amended and restated memorandum and articles of association generally requires an ordinary resolution of our shareholders to approve any matters to be voted on by our shareholders. An ordinary resolution is a resolution passed by a simple majority of the votes by shareholders voting in person or by proxy at a duly constituted (quorate) general meeting of the Company. However, certain actions by the Company require a special resolution of our shareholders, such as amending our amended and restated memorandum and articles of association, or approving a statutory merger or business combination with another company. A special resolution is a resolution passed by a majority of no less than two-thirds of the votes by shareholders voting in person or by proxy at a duly constituted (quorate) general meeting of the Company.

Because our sponsor (holder of record of our founder shares and placement shares), officers, directors, holders of representative shares and our public shareholders will hold the same class of ordinary shares of the Company, all of our shareholders will vote together as a single class on all matters submitted to a vote of our shareholders, and each ordinary share entitles the holder to one vote.

If we seek shareholder approval of our initial business combination, we will complete our initial business combination only if we receive an ordinary resolution under Cayman Islands law. In such case, our sponsor, officers and directors have agreed to vote their founder shares, placement shares and any public shares purchased during or after this offering (including in open market and privately negotiated transactions) in favor of our initial business combination. As a result, in the event that only the minimum number of shares representing a quorum is present at a shareholders’ meeting held to vote on our initial business combination, in addition to our initial shareholders’ founder shares and placement shares, and the 100,000 ordinary shares issued to underwriter, as the representative shares, we would need as few as 385,226, or 3.85% of the 10,000,000 public shares sold in this offering to be voted in favor of an initial business combination in order to have our initial business combination approved (assuming all issued and outstanding shares representing a quorum are voted and the over-allotment option is not exercised).

Our amended and restated memorandum and articles of association will provide that our directors shall hold office until the expiration of their respective terms of office and until their successors shall have been elected and qualified. A director elected to fill a vacancy resulting from the death, resignation or removal of a director shall serve for the remainder of the full term of the director whose death, resignation or removal shall have created such vacancy and until his successor shall have been elected and qualified. The directors shall also have power at any time to appoint any person who is willing to act as a director, either to fill a vacancy or as an additional director.

Placement units:

Simultaneously with the consummation of this offering, our sponsor has committed to purchase an aggregate of 219,700 placement units, regardless of whether the over-allotment option is exercised.

These additional placement units will be purchased in a private placement that will occur simultaneously with the purchase of units resulting from the exercise of the over-allotment option. The placement units (and underlying placement shares) are identical to the units sold in this offering, except our initial shareholders have agreed (A) to vote their placement shares in favor of any proposed business combination, (B) not to convert any placement shares in connection with a shareholder vote to approve a proposed initial business combination or sell any placement shares to us in a tender offer in connection with a proposed initial business combination and (C) that the placement shares shall not participate in any liquidating distribution from our trust account upon winding up if a business combination is not consummated. In the event of a liquidation prior to our initial business combination, the placement units will be worthless.

Each placement unit is identical to the units offered by this prospectus except as described below. There will be no redemption rights or liquidating distributions from the trust account with respect to the founder shares or placement shares, which will expire worthless if we do not consummate a business combination within the period to consummate the initial business combination. Our initial shareholders have agreed to waive their redemption rights with respect to any founder shares or placement shares (i) in connection with the consummation of a business combination, (ii) in connection with a shareholder vote to amend our amended and restated memorandum and articles of association to modify the substance or timing of our obligation to allow redemption in connection with our initial business combination or certain amendments to our charter prior thereto, to redeem 100% of our public shares if we do not complete our initial business combination within the period to consummate the initial business combination or with respect to any other provision relating to shareholders’ rights or pre-initial business combination activity and (iii) if we fail to consummate a business combination within the period to consummate the initial business combination or if we liquidate prior to the expiration of the period to consummate the initial business combination. However, our initial shareholders will be entitled to redemption rights with respect to any public shares held by them if we fail to consummate a business combination or liquidate within the period to consummate the initial business combination. A portion of the purchase price of the placement units will be added to the proceeds from this offering to be held in the trust account such that, at the time of closing, $100,000,000 (or $115,000,000 if the underwriters exercise their over-allotment option in full) will be held in the trust account. If we do not complete our initial business combination within the period to consummate the initial business combination, the proceeds from the sale of the placement units held in the trust account will be used to fund the redemption of our public shares (subject to the requirements of applicable law) and the placement units and placement shares will expire worthless.

Transfer restrictions on Placement Units:	The placement units and their component securities will not be transferable, assignable or salable until 30 days after the completion of our initial business combination (except as described under the section of this prospectus entitled “Principal Shareholders — Restrictions on Transfers of Founder Shares and Placement Units”).

Proceeds to be held in trust account:	NYSE rules provide that at least 90% of the gross proceeds from this offering and the sale of the placement units be deposited in a trust account. Of the net proceeds of this offering and the sale of the placement units, $100,000,000 or $10.00 per unit ($115,000,000, or $10.00 per unit, if the underwriters’ over-allotment option is exercised in full) will be placed into a trust account located in the United States with [Continental Stock Transfer & Trust Company] acting as trustee, and initially be invested only in U.S. government treasury obligations with a maturity of 185 days or less or in money market funds meeting certain conditions under Rule 2a-7 under the Investment Company Act which invest only in direct U.S. government treasury obligations; the holding of these assets in this form is intended to be temporary and for the sole purpose of facilitating the intended business combination. To mitigate the risk that we might be deemed to be an investment company for purposes of the Investment Company Act, which risk increases the longer that we hold investments in the trust account, we may, at any time (based on our management team’s ongoing assessment of all factors related to our potential status under the Investment Company Act), instruct the trustee to liquidate the investments held in the trust account and instead to hold the funds in the trust account in cash or in an interest bearing demand deposit account at a bank. $890,000 of the proceeds will not be held in the trust account and will be for working capital following this offering.

Except with respect to interest earned on the funds held in the trust account that may be released to us to pay our taxes, our amended and restated memorandum and articles of association will provide that the proceeds from this offering and the sale of the placement units, will not be released from the trust account until the earliest of (a) the completion of our initial business combination, (b) the redemption of any public shares properly submitted in connection with a shareholder vote to amend our amended and restated memorandum and articles of association to (i) modify the substance or timing of our obligation to provide for the redemption of our public shares in connection with an initial business combination or to redeem 100% of our public shares if we do not complete our initial business combination within the period to consummate the initial business combination or (ii) with respect to any other material provisions relating to shareholders’ rights or pre-initial business combination activity, and (c) the redemption of our public shares if we are unable to complete our initial business combination within the period to consummate the initial business combination, subject to applicable law. The proceeds deposited in the trust account could become subject to the claims of our creditors, if any, which could have priority over the claims of our public shareholder.

Anticipated expenses and funding sources:	Unless and until we complete our initial business combination, no proceeds held in the trust account will be available for our use, except the withdrawal of interest to pay taxes or to redeem our public shares in connection with an amendment to our amended and restated memorandum and articles of association, as described above. The proceeds held in the trust account will initially be invested only in U.S. government treasury obligations with a maturity of 185 days or less or in money market funds meeting certain conditions under Rule 2a-7 under the Investment Company Act which invest only in direct U.S. government treasury obligations; the holding of these assets in this form is intended to be temporary and for the sole purpose of facilitating the intended business combination. To mitigate the risk that we might be deemed to be an investment company for purposes of the Investment Company Act, which risk increases the longer that we hold investments in the trust account, we may, at any time (based on our management team’s ongoing assessment of all factors related to our potential status under the Investment Company Act), instruct the trustee to liquidate the investments held in the trust account and instead to hold the funds in the trust account in cash or in an interest bearing demand deposit account at a bank. Based upon current interest rates, we expect that interest earned on the trust account will be sufficient to pay our taxes (other than excise or similar taxes). Unless and until we complete our initial business combination, we may pay our expenses only from:

	●	the net proceeds of this offering and the sale of the placement units not held in the trust account, which will be approximately $890,000 in working capital after the payment of approximately $755,000 in expenses relating to this offering; and

	●	any loans or additional investments from our sponsor, or an affiliate of our sponsor or certain of our officers and directors, although they are under no obligation to advance funds or invest in us, and provided that any such loans will not have any claim on the proceeds held in the trust account unless such proceeds are released to us upon completion of our initial business combination. Up to $1,500,000 of such loans may be convertible into units, at a price of $10.00 per unit at the option of the lender, upon consummation of our initial business combination. Based on the size of this proposed offering, up to $2,277,000 in extension loans (assuming the underwriters exercise their over-allotment option, and no public shares have been redeemed at the time of each extension), may be convertible into extension units at the time of the business combination at a price of $10.00 per unit, at the option of the lender. These units would be identical to the placement units. The units would be identical to the placement units.

Conditions to completing our initial business combination:	NYSE rules require that we consummate an initial business combination with one or more operating businesses or assets with a fair market value equal to at least 80% of the net assets held in the trust account (excluding the taxes payable on interest earned on the trust account). Our board of directors will make the determination as to the fair market value of our initial business combination. If our board of directors is not able to independently determine the fair market value of our initial business combination, we will obtain an opinion from an independent investment banking firm or another independent entity that ordinarily renders valuation opinions with respect to the satisfaction of such criteria. While we consider it unlikely that our board of directors will not be able to make an independent determination of the fair market value of our initial business combination, it may be unable to do so if it is less familiar or experienced with the business of a particular target or if there is a significant amount of uncertainty as to the value of a target’s assets or prospects. Additionally, pursuant to NYSE rules, any initial business combination must be approved by a majority of our independent directors.

We anticipate structuring our initial business combination so that the post-transaction company in which our public shareholders own shares will own or acquire 100% of the equity interests or assets of the target business or businesses. However, we may structure our initial business combination so that the post-transaction company owns or acquires less than 100% of such interests or assets of the target business in order to meet certain objectives of the target management team or shareholders, or for other reasons. However, we will only complete an initial business combination if the post-transaction company owns or acquires 50% or more of the outstanding voting securities of the target or otherwise acquires a controlling interest in the target sufficient for it not to be required to register as an investment company under the Investment Company Act.

Even if the post-transaction company owns or acquires 50% or more of the voting securities of the target, our shareholders prior to the initial business combination may collectively own a minority interest in the post-transaction company, depending on valuations ascribed to the target and us in the initial business combination. For example, we could pursue a transaction in which we issue a substantial number of new shares in exchange for all of the outstanding capital stock of a target. In this case, we would acquire a 100% controlling interest in the target. However, as a result of the issuance of a substantial number of new shares, our shareholders immediately prior to our initial business combination could own less than a majority of our outstanding shares subsequent to our initial business combination. If less than 100% of the equity interests or assets of a target business or businesses are owned or acquired by the post-transaction company, the portion of such business or businesses that is owned or acquired is what will be taken into account for purposes of NYSE’s 80% of net assets test. If the initial business combination involves more than one target business, the 80% of net assets test will be based on the aggregate value of all of the transactions and we will treat the target businesses together as our initial business combination for purposes of seeking shareholder approval or conducting a tender offer, as applicable.

Permitted purchases of public shares by our affiliates:	If we seek shareholder approval of our initial business combination and we do not conduct redemptions in connection with our initial business combination pursuant to the tender offer rules, our initial shareholders (including our sponsor), directors, officers, advisors or their affiliates may purchase public shares in privately negotiated transactions or in the open market either prior to or following the completion of our initial business combination. There is no limit on the number of shares our initial shareholders, directors, officers, advisors or their affiliates may purchase in such transactions, subject to compliance with applicable law and NYSE rules. If they engage in such transactions, they will not make any such purchases when they are in possession of any material non-public information not disclosed to the seller or if such purchases are prohibited by Regulation M under the Exchange Act. We do not currently anticipate that such purchases, if any, would constitute a tender offer subject to the tender offer rules under the Exchange Act or a going-private transaction subject to the going-private rules under the Exchange Act; however, if the purchasers determine at the time of any such purchases that the purchases are subject to such rules, the purchasers will comply with such rules. To the extent that any public shares are purchased, such public shares will be voted as required by Tender Offers and Schedules Compliance and Disclosure Interpretations Question 166.01 promulgated by the SEC. Further, any such purchases will be reported pursuant to Section 13 and Section 16 of the Exchange Act to the extent such purchasers are subject to such reporting requirements. None of the funds held in the trust account will be used to purchase shares in such transactions prior to completion of our initial business combination. Subsequent to the consummation of this offering, we will adopt an insider trading policy which will require insiders to: (i) refrain from purchasing our securities during certain blackout periods when they are in possession of any material non-public information and (ii) clear all trades of company securities with a compliance officer prior to execution. We cannot currently determine whether our insiders will make such purchases pursuant to a Rule 10b5-1 plan, as it will be dependent upon several factors, including but not limited to, the timing and size of such purchases. Depending on such circumstances, our insiders may either make such purchases pursuant to a Rule 10b5-1 plan or determine that such a plan is not necessary.

The purpose of any such purchases of shares could be to satisfy a closing condition in an agreement with a target that requires us to have a minimum net worth or a certain amount of cash at the closing of our initial business combination, where it appears that such requirement would otherwise not be met.

Our sponsor, officers, directors and/or any of their affiliates anticipate that they may identify the shareholders with whom our sponsor, officers, directors or their affiliates may pursue privately negotiated purchases by either the shareholders contacting us directly or by our receipt of redemption requests tendered by shareholders following our mailing of proxy materials in connection with our initial business combination. To the extent that our sponsor, officers, directors, advisors or their affiliates enter into a private purchase, they would identify and contact only potential selling shareholders who have expressed their election to redeem their shares for a pro rata share of the trust account or vote against our initial business combination, whether or not such shareholder has already submitted a proxy with respect to our initial business combination. Such persons would select the shareholders from whom to acquire shares based on the number of shares available, the negotiated price per share and such other factors as any such person may deem relevant at the time of purchase. The price per share paid in any such transaction may be different than the amount per share a public shareholder would receive if it elected to redeem its shares in connection with our initial business combination. Our sponsor, officers, directors, advisors or their affiliates will only purchase shares if such purchases comply with Regulation M under the Exchange Act and the other federal securities laws.

Any purchases by our sponsor, officers, directors and/or their respective affiliates who are affiliated purchasers under Rule 10b-18 under the Exchange Act will only be made to the extent such purchases are able to be made in compliance with Rule 10b-18, which is a safe harbor from liability for manipulation under Section 9(a)(2) and Rule 10b-5 of the Exchange Act. Rule 10b-18 has certain technical requirements that must be complied with in order for the safe harbor to be available to the purchaser. Our sponsor, officers, directors and/or their respective affiliates will not make purchases of shares if the purchases violate Section 9(a)(2) or Rule 10b-5 of the Exchange Act. To the extent that any public shares are purchased, such public shares will be voted as required by Tender Offers and Schedules Compliance and Disclosure Interpretations Question 166.01 promulgated by the SEC. Further, any such purchases will be reported pursuant to Section 13 and Section 16 of the Exchange Act to the extent such purchasers are subject to such reporting requirements.

Redemption rights for public shareholders upon completion of our initial business combination:

We will provide our public shareholders with the opportunity to redeem all or a portion of their public shares upon the completion of our initial business combination at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the trust account as of two business days prior to the consummation of our initial business combination, including interest earned on the funds held in the trust account and not previously released to us to pay our taxes (less taxes payable), divided by the number of then outstanding public shares, subject to the limitations described herein.

The amount in the trust account is initially anticipated to be $10.00 per public share, however, there is no guarantee that investors will receive $10.00 per share upon redemption. Our sponsor, officers and directors have entered into a letter agreement with us, pursuant to which they have agreed to waive their redemption rights with respect to any founder shares and placement shares held by them and any public shares they may acquire during or after this offering in connection with the completion of our initial business combination or otherwise.

Manner of conducting redemptions:	We will provide our public shareholders with the opportunity to redeem all or a portion of their public shares upon the completion of our initial business combination either (i) in connection with a shareholder meeting called to approve the initial business combination or (ii) by means of a tender offer. The decision as to whether we will seek shareholder approval of a proposed business combination or conduct a tender offer will be made by us, solely in our discretion, and will be based on a variety of factors such as the timing of the transaction and whether the terms of the transaction would require us to seek shareholder approval under applicable law or stock exchange listing requirements. Under NYSE rules, asset acquisitions and stock purchases would not typically require shareholder approval, while direct mergers with our company where we do not survive and any transactions where we issue more than 20% of our outstanding ordinary shares or seek to amend our amended and restated memorandum and articles of association would require shareholder approval. So long as we obtain and maintain a listing for our securities on NYSE, we will be required to comply with such rules.

If a shareholder vote is not required and we do not decide to hold a shareholder vote for business or other reasons, we will, pursuant to our amended and restated memorandum and articles of association:

●	conduct the redemptions pursuant to Rule 13e-4 and Regulation 14E of the Exchange Act, which regulate issuer tender offers, and

●	file tender offer documents with the SEC prior to completing our initial business combination which contain substantially the same financial and other information about the initial business combination and the redemption rights as is required under Regulation 14A of the Exchange Act, which regulates the solicitation of proxies.

Upon the public announcement of our initial business combination, if we elect to conduct redemptions pursuant to the tender offer rules, we or our sponsor will terminate any plan established in accordance with Rule 10b5-1 under the Exchange Act to purchase ordinary shares in the open market, in order to comply with Rule 14e-5 under the Exchange Act.

In the event we conduct redemptions pursuant to the tender offer rules, our offer to redeem will remain open for at least 20 business days, in accordance with Rule 14e-1(a) under the Exchange Act, and we will not be permitted to complete our initial business combination until the expiration of the tender offer period. In addition, the tender offer will be conditioned on public stockholders not tendering more than a specified number of public shares which are not purchased by our initial stockholders, which number will be based on the requirement that we may not redeem public shares in an amount that would cause us to not to satisfy any minimum net worth or cash requirement which may be a closing condition in the agreement relating to our initial business combination. If public stockholders tender more shares than we have offered to purchase, we will withdraw the tender offer and not complete the initial business combination.

Our amended and restated memorandum and articles of association will provide that any business combination undertaken by the Company will be required to be approved by a majority of the Company’s independent directors.

If, however, shareholder approval of the transaction is required by law or stock exchange listing requirements, or we decide to obtain shareholder approval for business or other reasons, we will:

●	conduct the redemptions in conjunction with a proxy solicitation pursuant to Regulation 14A of the Exchange Act, which regulates the solicitation of proxies, and not pursuant to the tender offer rules, and

●	file proxy materials with the SEC.

If we seek shareholder approval, we will complete our initial business combination only if we receive an ordinary resolution under Cayman Islands law, which means a resolution passed by a simple majority of the votes by shareholders voting in person or by proxy at a duly constituted (quorate) general meeting of the Company. Our sponsor will count towards this quorum and has agreed to vote its founder shares and any public shares purchased during or after this offering in favor of our initial business combination. For purposes of seeking approval of the majority of our outstanding ordinary shares voted, non-votes will have no effect on the approval of our initial business combination once a quorum is obtained.

One or more shareholders who together hold not less than one-third of the ordinary shares entitled to vote at such meeting being individuals present in person or by proxy (or if a corporation or other non-natural person by its duly authorized representative or proxy) shall be a quorum; provided that a quorum in connection with any meeting that is convened to vote on a business combination or any meeting convened with regards to an amendment to its articles and memorandum of association, shall be a majority of the ordinary shares entitled to vote at such meeting being individuals present in person or by proxy (or if a corporation or other non-natural person by its duly authorized representative or proxy).

As a result, in the event that only the minimum number of shares representing a quorum is present at a shareholders’ meeting held to vote on our initial business combination, in addition to our initial shareholder’s founder shares and placement shares, and the 100,000 ordinary shares issued to underwriter, as the representative shares, we would need as few as 385,226, or 3.85% of the 10,000,000 public shares sold in this offering to be voted in favor of an initial business combination in order to have our initial business combination approved (assuming all issued and outstanding shares representing a quorum are voted and the over-allotment option is not exercised). Additionally, each public shareholder may elect to redeem its public shares irrespective of whether they vote for or against the proposed transaction (subject to the limitation described in this prospectus). We intend to give approximately 20 days prior written notice of any such meeting, if required, at which a vote shall be taken to approve our initial business combination. The quorum and voting thresholds, and the voting agreement of our sponsor, may make it more likely that we will consummate our initial business combination.

Each public shareholder may elect to redeem its public shares irrespective of whether they vote for or against, or abstain from voting on, the proposed transaction.

We may require our public shareholders seeking to exercise their redemption rights, whether they are record holders or hold their shares in “street name,” to either tender their certificates to our transfer agent prior to the date set forth in the tender offer documents or proxy materials mailed to such holders, or up to two business days prior to the vote on the proposal to approve the initial business combination in the event we distribute proxy materials, or to deliver their shares to the transfer agent electronically. We believe that this will allow our transfer agent to efficiently process any redemptions without the need for further communication or action from the redeeming public shareholders, which could delay redemptions and result in additional administrative cost. If the proposed business combination is not approved and we continue to search for a target company, we will promptly return any certificates delivered, or shares tendered electronically, by public shareholders who elected to redeem their shares.

Redemptions of our public shares may be subject to a net tangible asset test or cash requirement pursuant to an agreement relating to our initial business combination. For example, the proposed business combination may require: (1) cash consideration to be paid to the target or its owners; (2) cash to be transferred to the target for working capital or other general corporate purposes; or (3) the retention of cash to satisfy other conditions in accordance with the terms of the proposed business combination. In the event the aggregate cash consideration we would be required to pay for all ordinary shares that are validly submitted for redemption plus any amount required to satisfy cash conditions pursuant to the terms of the proposed business combination exceed the aggregate amount of cash available to us, we will not complete the initial business combination or redeem any shares, and all ordinary shares submitted for redemption will be returned to the holders thereof.

Limitation on redemption rights of shareholders holding 15% or more of the shares sold in this offering if we hold shareholder vote:	Our amended and restated memorandum and articles of association will provide that any business combination undertaken by the Company will be required to be approved by a majority of the Company’s independent directors. Notwithstanding the foregoing redemption rights, if we seek shareholder approval of our initial business combination and we do not conduct redemptions in connection with our initial business combination pursuant to the tender offer rules, our amended and restated memorandum and articles of association will provide that a public shareholder, together with any affiliate of such shareholder or any other person with whom such shareholder is acting in concert or as a “group” (as defined under Section 13 of the Exchange Act), will be restricted from redeeming its shares with respect to more than an aggregate of 15% of the shares sold in this offering, without our prior consent. We believe the restriction described above will discourage shareholders from accumulating large blocks of shares, and subsequent attempts by such holders to use their ability to redeem their shares as a means to force us or our management to purchase their shares at a significant premium to the then-current market price or on other undesirable terms. Absent this provision, a public shareholder holding more than an aggregate of 15% of the shares sold in this offering could threaten to exercise its redemption rights against a business combination if such holder’s shares are not purchased by us or our management at a premium to the then-current market price or on other undesirable terms.

By limiting our shareholders’ ability to redeem to no more than 15% of the shares sold in this offering, we believe we will limit the ability of a small group of shareholders to unreasonably attempt to block our ability to complete our initial business combination, particularly in connection with a business combination with a target that requires as a closing condition that we have a minimum net worth or a certain amount of cash. However, we would not be restricting our shareholders’ ability to vote all of their shares (including all shares held by those shareholders that hold more than 15% of the shares sold in this offering) for or against our initial business combination.

Redemption rights in connection with proposed amendments to our amended and restated memorandum and articles of association:	Our amended and restated memorandum and articles of association will provide that any of its provisions related to pre-business combination activity (including the requirement to deposit proceeds of this offering and the private placement of units into the trust account and not release such amounts except in specified circumstances, and to provide redemption rights to public shareholders as described herein) may be amended if approved by a special resolution being a resolution passed by a majority of no less than two-thirds of the votes by shareholders voting in person or by proxy at a duly constituted (quorate) general meeting of the Company. Our amended and restated memorandum and articles of association will provide that we may not issue additional shares that would entitle the holders thereof to receive funds from the trust account or vote on any initial business combination or on matters related to our pre-initial business combination activity. Our initial shareholders, who will collectively beneficially own approximately 20% of our outstanding ordinary shares upon closing of this offering (assuming they do not purchase any units in this offering), will participate in any vote to amend our amended and restated memorandum and articles of association and/or trust agreement and will have the discretion to vote in any manner they choose. Our sponsor, executive officers, and directors have agreed, pursuant to a written agreement with us, that they will not propose any amendment to our amended and restated memorandum and articles of association to (A)

modify the substance or timing of our obligation to provide for the redemption of our public shares in connection with an initial business combination or to redeem 100% of our public shares if we do not complete our initial business combination within the period to consummate the initial business combination or (B) with respect to any other material provisions relating to shareholders’ rights or pre-initial business combination activity, unless we provide our public shareholders with the opportunity to redeem their ordinary shares upon approval of any such amendment at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the trust account, including interest (which interest shall be net of taxes payable) divided by the number of then outstanding public shares. Our sponsor, officers and directors have entered into a letter agreement with us pursuant to which they have agreed to waive their redemption rights with respect to any founder shares, placement shares and any public shares held by them in connection with the completion of our initial business combination.

Release of funds in trust account on closing of our initial business combination:	An aggregate of $10.00 per unit sold to the public in this offering (regardless of whether or not the over-allotment option is exercised in full or part) will be placed in a U.S.-based trust account maintained by [Continental Stock Transfer & Trust Company], acting as trustee, pursuant to an agreement to be signed on the date of this prospectus. The trustee will deposit the proceeds into a U.S.-based trust account maintained by [Continental Stock Transfer & Trust Company], acting as trustee. The proceeds will be invested at the direction of the trustee. Except for any redemption associated with our seeking shareholder approval for an extension of time to complete a business combination, payment of taxes or as otherwise described in this prospectus, the proceeds held in the trust account will not be released until the earlier of the completion of an initial business combination and our redemption of 100% of the outstanding public shares if we have not completed a business combination in the required time period. Therefore, unless and until an initial business combination is consummated, the proceeds held in the trust account will not be available for our use for any expenses related to this offering or expenses which we may incur related to the investigation and selection of a target business and the negotiation of an agreement to acquire a target business.

Additional financing	We intend to effectuate our initial business combination using cash from the proceeds of this offering, the sale of the private placement units, our equity, debt or a combination of these as the consideration to be paid in our initial business combination. Generally, the issuance of additional shares in a business combination:

	●	may significantly dilute the equity interest of investors in this offering;

	●	could cause a change in control if a substantial number of ordinary shares are issued, which may affect, among other things, the post-business combination company’s ability to use its net operating loss carry forwards, if any, and could result in the resignation or removal of officers and directors;

	●	may have the effect of delaying or preventing a change of control of the post-business combination company by diluting the share ownership or voting rights of a person seeking to obtain control of the post-business combination company;

●	may adversely affect prevailing market prices for our units, ordinary shares and/or rights; and

We may issue shares to investors in private placement transactions (so-called PIPE transactions) in order to complete an initial business combination and provide sufficient liquidity and capital to the post-business combination entity. As of the date of this prospectus, we have no commitments to issue any shares in connection with such a transaction. The price of the shares so issued in connection with an initial business combination may be less, and potentially significantly less, than $10.00 per share or the market price for our shares at such time. Any such issuances of equity securities at a price that is less than $10.00 or the prevailing market price of our shares at that time could be structured to ensure a return on investment to the investors and could dilute the interests of our existing shareholders in a manner that would not ordinarily occur in a traditional initial public offering and could result in both a reduction in the trading price of our shares to the price at which we issue such equity securities and fluctuations in the net tangible book value per share of the combined company’s securities following the completion of our initial business combination. Such issuances could also result in additional transaction costs related to our initial business combination compared to a traditional initial public offering, including the placement fees associated with the engagement of a placement agent in connection with PIPE transactions.

Although we have no commitments as of the date of this prospectus to issue any notes or other debt, or to otherwise incur debt following this offering, we may choose to pursue a business combination in connection with which we incur substantial debt. No issuance of debt will affect the per share amount available for redemption from the trust account. However, if we issue debt securities or otherwise incur significant debt to banks or other lenders or the owners of a target, it could result in:

●	default and foreclosure on the assets of the post-business combination company if its operating revenues are insufficient to repay its debt obligations;

●	acceleration of the post-business combination company’s obligations to repay such indebtedness, even if it makes all principal and interest payments when due, if it breaches certain covenants that require the maintenance of certain financial ratios or reserves without a waiver or renegotiation of that covenant;

●	the post-business combination company’s immediate payment of all principal and accrued interest, if any, if the debt security is payable on demand;

●	the post-business combination company’s inability to obtain necessary additional financing if the debt security contains covenants restricting its ability to obtain such financing while the debt security is outstanding;

●	using a substantial portion of the post-business combination company’s cash flow to pay principal and interest on its debt, which will reduce the funds available for expenses, capital expenditures, acquisitions and other general corporate purposes;

●	limitations on the post-business combination company’s flexibility in planning for and reacting to changes in its business and in the industry in which it operates;

●	increased vulnerability to adverse changes in general economic, industry and competitive conditions and adverse changes in government regulation; and

●	limitations on the post-business combination company’s ability to borrow additional amounts for expenses, capital expenditures, acquisitions, debt service requirements, execution of its strategy and other purposes and other disadvantages compared to its competitors who have less debt.

Please see “Risk Factors - We may issue additional ordinary shares or debt securities to complete our initial business combination or under an employee incentive plan after completion of our initial business combination. Any such issuances would dilute the interest of our shareholders and likely present other risks” on page [82].

Redemption of public shares and distribution and liquidation if no initial business combination:

Our amended and restated memorandum and articles of association will provide that we will have only 18 months from the closing of this offering (subject to six one-month extensions after the closing of the offering by depositing into the trust account, for each one-month extension, $330,000, or up to $379,500 if the underwriters’ over-allotment option is exercised in full (representing $0.0330 per share of the total units sold in this offering)), or such earlier liquidation date as our board of directors may approve, in which we must complete an initial business combination or (ii) such other time period in which we must complete an initial business combination pursuant to an amendment to our amended and restated memorandum and articles of association, to complete our initial business combination (the foregoing collectively referred to as the “period to consummate the initial business combination”). Our shareholders can also vote at any time to amend our amended and restated memorandum and articles of association to modify the period to consummate the initial business combination, in which case our public shareholders will be offered an opportunity to redeem their public shares.

If we are unable to complete our initial business combination within period to consummate the initial business combination, we will (i) cease all operations except for the purpose of winding up, (ii) as promptly as reasonably possible but not more than ten business days thereafter, redeem the public shares, at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the trust account including interest earned on the funds held in the trust account and not previously released to us to pay our income taxes (less taxes payable and up to $100,000 of interest income to pay dissolution expenses), divided by the number of then outstanding public shares, which redemption will completely extinguish public shareholders’ rights as shareholders (including the right to receive further liquidating distributions, if any), subject to applicable law, and (iii) as promptly as reasonably possible following such redemption, subject to the approval of our remaining shareholders and our board of directors, dissolve and liquidate, subject in each case to our obligations under the Companies Act to provide for claims of creditors and the requirements of other applicable law. There will be no redemption rights or liquidating distributions with respect to our rights, which will expire worthless if we fail to complete our initial business combination within the completion window.

Pursuant to the terms of our amended and restated memorandum and articles of association and the trust agreement to be entered into between us and [Continental Stock Transfer & Trust Company] on the date of this prospectus, in order to extend the time available for us to consummate our initial business combination beyond the initial 18 months allotted to complete the initial business combination, our sponsor must deposit into the trust account for each of the six one-month extension after the closing of the offering by depositing into the trust account, for each one-month extension, $330,000, or up to $379,500 if the underwriters’ over-allotment option is exercised in full (representing $0.0330 per share of the total units sold in this offering), on or prior to the date of the applicable deadline. Our public shareholders will not have voting or redemption rights in connection with such extensions of time.

Our sponsor, officers and directors have entered into a letter agreement with us, pursuant to which they have waived their rights to liquidating distributions from the trust account with respect to any founder shares and placement shares held by them if we fail to complete our initial business combination within the period to consummate the initial business combination. However, if our sponsor, officers or directors acquire public shares in or after this offering, they will be entitled to liquidating distributions from the trust account with respect to such public shares if we fail to complete our initial business combination within the allotted time period.

The underwriters have agreed to waive their rights to their deferred compensation shares in the event we do not complete our initial business combination.

Our sponsor, officers and directors have agreed, pursuant to letter agreements with us, that they will not propose any amendment to our amended and restated memorandum and articles of association that would affect the substance or timing of our obligation to allow redemption in connection with our initial business combination or to redeem 100% of our public shares if we do not complete an initial business combination within the period to consummate the initial business combination, or with respect to any other provisions relating to shareholders’ rights or pre-initial business combination activity, unless we provide our public shareholders with the opportunity to redeem their ordinary shares upon approval of any such amendment at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the trust account, including interest earned on the funds held in the trust account and not previously released to us to pay our taxes, if any (less taxes payable) divided by the number of the then outstanding public shares, subject to the limitations described above under “Proposed Business — Limitations on Redemptions.”

For example, our board of directors may propose such an amendment if it determines that additional time is necessary to complete our initial business combination. In such event, we will conduct a proxy solicitation and distribute proxy materials pursuant to Regulation 14A of the Exchange Act seeking shareholder approval of such proposal and, in connection therewith, provide our public shareholders with the redemption rights described above upon shareholder approval of such amendment. This redemption right shall apply in the event of the approval of any such amendment, whether proposed by our sponsor, any executive officer, director or director, or any other person. There is no limit on the number of times our board of directors may propose such an amendment for shareholder approval. Similarly, there is no final deadline beyond which no extensions are possible by way of amendment to our amended and restated memorandum and articles of association. However, in each case our public shareholders will be offered the opportunity to redeem their public shares.

If we are unable (i) to consummate the initial business combination within 18 months of this offering (or up to 24 months at the request of the sponsor as described in this prospectus) and (i) obtain board and shareholder approval to amend our amended and restated memorandum and articles of association to further extend the amount of time beyond the 24-month period available for us to complete an initial business combination, then we will (i) cease all operations except for the purpose of winding up, (ii) as promptly as reasonably possible but not more than ten business days thereafter, redeem the public shares, at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the trust account including interest earned on the funds held in the trust account and not previously released to us to pay our income taxes (less taxes payable and up to $100,000 of interest income to pay dissolution expenses), divided by the number of then outstanding public shares, which redemption will completely extinguish public shareholders’ rights as shareholders (including the right to receive further liquidating distributions, if any), subject to applicable law, and (iii) as promptly as reasonably possible following such redemption, subject to the approval of our remaining shareholders and our board of directors, dissolve and liquidate, subject in each case to our obligations under the Companies Act to provide for claims of creditors and the requirements of other applicable law.

Our sponsor, officers and directors have agreed pursuant to the letter agreement with us that they have no right, title, interest or claim of any kind in or to any monies held in the trust account or any other asset of the Company as a result of any liquidation of the Company with respect to the founder shares or placement shares held by it, him or her. As such, in the event of a liquidation in the absence of an initial business combination, the founder shares and placement shares held by our sponsor, officers, and directors will become worthless. However, if our sponsor, officers or directors acquire public shares in or after this offering, they will be entitled to liquidating distributions from the trust account with respect to such public shares if we fail to complete our initial business combination within the allotted time period and are required to liquidate.

Limited payments to insiders:	The following payments will be made to our sponsor, officers or directors, or our or their respective affiliates, none of which will be made from the proceeds of this offering held in the trust account, prior to the completion of our initial business combination:

●	Repayment of a loan of up to an aggregate of $300,000 if drawn from Horizon Glow, our sponsor, to cover offering related and organizational expenses, unless sooner paid in accordance with the terms of the promissory note dated January 19, 2026;

●	Payment to Horizon Glow, our sponsor, of $5,000 per month for office space, utilities and secretarial and administrative;

●	Reimbursement for any out-of-pocket expenses related to our formation and initial public offering and to identifying, investigating and completing an initial business combination; and

●	Repayment of any other loans from our sponsor, an affiliate of our sponsor or certain of our officers and directors to finance transaction costs in connection with an intended initial business combination, the terms of which have not been determined, except as described below, nor have any written agreements been executed with respect thereto. Up to $1,500,000 in working capital loans may be convertible into units, at a price of $10.00 per unit at the option of the lender, upon consummation of our initial business combination. Based on the size of this proposed offering, up to $2,277,000 in extension loans (assuming the underwriters exercise their over-allotment option, and no public shares have been redeemed at the time of each extension), may be convertible into extension units at the time of the business combination at a price of $10.00 per unit, at the option of the lender. These units would be identical to the placement units.

Additionally, in connection with the successful completion of our initial business combination, we may determine to provide a payment to our sponsor, officers, directors, advisors, or our or their respective affiliates; however, any such payment would not be made from the proceeds of this offering held in the trust account and we currently do not have any arrangement or agreement with our sponsor, officers, directors, advisors, or our or their respective affiliates, to do so. Our audit committee will review on a quarterly basis all payments that were or are to be made to our sponsor, officers or directors, or our or their respective affiliates.

Audit Committee:	We will establish and maintain an audit committee. Among its responsibilities, the audit committee will review on a quarterly basis all payments that were made to our sponsor, officers or directors, or our or their affiliates and monitor compliance with the other terms relating to this offering. If any noncompliance is identified, then the audit committee will be charged with the responsibility to promptly take all action necessary to rectify such noncompliance or otherwise to cause compliance with the terms of this offering. For more information, see the section of this prospectus entitled “Management — Committees of the Board of Directors — Audit Committee.”

Conflicts of Interest:	For a more detailed disclosure of the potential conflict of interest between us and our sponsor, officers and directors, please refer to the section in this prospectus titled “Management — Conflicts of Interest.”

Part-time Commitment and Potential Conflicts:	The part-time nature of our executive officer and director roles, coupled with their engagement in other business ventures, raises conflict concerns regarding the allocation of time and potential conflicts of interest in prioritizing SPAC activities, especially the target search and business combination process.

Target Company Demands	The potential for a target company to require the retention or resignation of specific officers or directors as a condition of a business combination creates a conflict of interest for those individuals, potentially influencing their decision-making process.

Contingent Compensation and Fees	The possibility of management receiving compensation or the sponsor receiving fees contingent upon the successful completion of a business combination can create pressure to finalize a deal, regardless of its merits. This structure may prioritize deal closure over maximizing shareholder value.

Expense Reimbursement	The reimbursement of management expenses related to target identification and due diligence could incentivize the pursuit of a larger number of potential targets, potentially diluting focus and increasing costs, without a corresponding increase in the likelihood of a successful business combination.

Sponsor’s Founder Shares and Placement Units	The acquisition of founder shares and private placement units by the sponsor provides a substantial equity stake, potentially incentivizing the completion of a business combination even if the target’s long-term prospects are uncertain. While the nominal initial investment in founder shares ($0.0087 in this case) is typical for SPACs, it creates an asymmetry of risk between our sponsor and our public shareholders such as potentially enabling the sponsor to make a substantial profit even if we select an acquisition target that subsequently declines in value and is ultimately unprofitable to our public shareholders. Please also note the risk of dilution to public shareholders as described in further detail on page [93] above of this summary section.

Waiver of Redemption Rights	The waiver of redemption rights by the sponsor, directors, and officers aligns their interests more closely with public shareholders regarding the completion of a transaction, it does not guarantee alignment on the quality of the target.

Related Party Transactions	The repayment of loans to the sponsor for offering and organizational expenses, the ongoing monthly payments to an affiliate of the sponsor, and the potential conversion of working capital loans into units of the post-business combination entity raise concerns about related party transactions and their potential impact on shareholder value. The lack of independent oversight of such transactions creates additional risk. See “Limited payments to insiders” beginning on page [30] below.

We are not prohibited from pursuing an initial business combination with a company that is affiliated with our sponsor, officers or directors. In the event we seek to complete our initial business combination with such a company, we, or a committee of independent directors, would obtain an opinion from an independent investment banking firm or another independent entity that ordinarily renders valuation opinions, that such an initial business combination is fair to our company from a financial point of view.

While there is no formal commitment to proceed in this manner, Mr. Fan has indicated that the entities to which he owes fiduciary or contractual duties do not materially conflict with his role with AI Strategy Inc. Although we have no formal policy in place for vetting potential conflicts of interest, our board of directors will review any potential conflicts of interest on a case-by-case basis. As a result, we do not believe, however, that the fiduciary duties or contractual obligations of our officers or directors will materially affect our ability to identify and pursue business combination opportunities or to complete our initial business combination.

Our amended and restated memorandum and articles of association will provide that to the fullest extent permitted by applicable law: (i) no individual serving as a director or an officer shall have any duty, except and to the extent expressly assumed by contract, to refrain from engaging directly or indirectly in the same or similar business activities or lines of business as us; and (ii) we renounce any interest or expectancy in, or in being offered an opportunity to participate in, any potential transaction or matter which may be a corporate opportunity for any director or officer, on the one hand, and us, on the other.

Further, our amended and restated memorandum and articles of association will provide that we renounce our interest in any corporate opportunity offered to any director or officer unless such opportunity is expressly offered to such person solely in his or her capacity as a director or officer of our company and such opportunity is one that we are permitted to complete on a reasonable basis.

Please refer to the section in this prospectus titled “Management — Conflicts of Interest” for more details.

Indemnity:	Our sponsor has agreed that it will be liable to us, if and to the extent any claims by a vendor for services rendered or products sold to us, or a prospective target business with which we have discussed entering into a transaction agreement, reduce the amounts in the trust account to below $10.00 per share (whether or not the underwriters’ over-allotment option is exercised in full), except as to any claims by a third party who executed a waiver of any and all rights to seek access to the trust account and except as to any claims under our indemnity of the underwriters of this offering against certain liabilities, including liabilities under the Securities Act. In the event that an executed waiver is deemed to be unenforceable against a third party, our sponsor will not be responsible to the extent of any liability for such third-party claims. We have not independently verified whether our sponsor has sufficient funds to satisfy their indemnity obligations and believe that their only assets are securities of our company. We believe the likelihood of our sponsor having to indemnify the trust account is limited because we will endeavor to have all vendors and prospective target businesses as well as other entities execute agreements with us waiving any right, title, interest or claim of any kind in or to monies held in the trust account.

We have not requested that our sponsor reserve funds for this indemnity and we have not independently verified whether our sponsor has sufficient funds to satisfy their indemnity obligations and believe that our sponsor’s only assets are securities of our company. We have not asked our sponsor to reserve for such indemnification obligations. None of our officers will indemnify us for claims by third parties including, without limitation, claims by vendors and prospective target businesses.

SUMMARY FINANCIAL DATA

The following table summarizes the relevant financial data for our business and should be read with our financial statements, which are included in this prospectus. Because we have not had any significant operations to date, only balance sheet data is presented.

	As of January 31, 2026
	Actual	As adjusted
Balance Sheet Data:
Working capital (deficiency)(1)	$(91,665)	$730,875
Total assets(2)	$179,900	$103,102,741
Total liabilities(3)	$164,159	$83,201
Value of ordinary shares subject to possible redemption(4)	$-	$100,000,000
Shareholders’ (deficit) equity(5)	$15,741	$3,019,540

(1)	The “as adjusted” calculation includes $890,000 of cash held outside the trust account, minus $83,201 over-allotment option liability, plus $15,741 of actual shareholders’ equity as of January 31, 2026.
(2)	The “as adjusted” calculation equals $100,000,000 of cash held in trust from the proceeds of this offering and $2,197,000 of the sale of the private placement units, plus $890,000 of cash held outside the trust account, plus $15,741 of actual shareholders’ equity as of January 31, 2026.
(3)	The “as adjusted” amount includes the over-allotment liability, assuming the over-allotment option is not exercised.
(4)	The “as adjusted” calculation equals 10,000,000 ordinary shares subject to possible redemption at $10.00 per share.
(5)	Excludes 10,000,000 ordinary shares purchased in the public market which are subject to redemption in connection with our initial business combination. The “as adjusted” calculation equals the “as adjusted” total assets, less the “as adjusted” total liabilities, less the value of shares of ordinary shares that may be converted in connection with our initial business combination ($10.00 per share).

If no business combination is completed within the period to consummate the initial business combination, the proceeds then on deposit in the trust account including interest earned on the funds held in the trust account and not previously released to us to pay our franchise and income taxes as well as expenses relating to the administration of the trust account (less taxes payable and up to $100,000 of interest income to pay dissolution expenses), will be used to fund the redemption of our public shares. Our sponsor, directors and each member of our management team have entered into a letter agreement with us, pursuant to which they have agreed to waive their rights to liquidating distributions from the trust account with respect to any founder shares and placement shares held by them if we do not complete our initial business combination within the period to consummate the initial business combination.

SUMMARY OF RISK FACTORS

We are a newly incorporated company that has conducted no operations and has generated no revenues. Until we complete our initial business combination, we will have no operations and will generate no operating revenues. In making your decision whether to invest in our securities, you should take into account not only the background of our management team, but also the special risks we face as a blank check company. This offering is not subject to Rule 419 promulgated under the Securities Act. Accordingly, you will not be entitled to protections normally afforded to investors in Rule 419 blank check offerings. For additional information concerning how Rule 419 blank check offerings differ from this offering, please see the section of this prospectus entitled “Proposed Business — Comparison of This Offering to Those of Blank Check Companies Subject to Rule 419.” You should carefully consider these, and the other risks set forth in the section of this prospectus entitled “Risk Factors.” Such risks include, but are not limited to the following:

Risks Relating to Our Search for, and Consummation of or Inability to Consummate, a Business Combination

●	Our public shareholders may not be afforded an opportunity to vote on our proposed initial business combination, which means we may complete our initial business combination even though a majority of our public shareholders do not support such a combination. See “Risk Factors,” page [42] for further information.

●	If we seek shareholder approval of our initial business combination, our initial shareholders and members of our management team have agreed to vote in favor of such initial business combination, regardless of how our public shareholders vote. See “Risk Factors,” page [42] for further information.

●	Your only opportunity to affect the investment decision regarding a potential business combination may be limited to the exercise of your right to redeem your shares from us for cash. See “Risk Factors,” page [43] for further information.

●	The ability of our public shareholders to redeem their shares for cash may make our financial condition unattractive to potential business combination targets, which may make it difficult for us to enter into a business combination with a target. See “Risk Factors,” page [43] for further information.

●	The ability of our public shareholders to exercise redemption rights with respect to a large number of our shares may not allow us to complete the most desirable business combination and could increase the probability that our initial business combination would be unsuccessful. See “Risk Factors,” page [44] for further information.

●	If we seek shareholder approval of our initial business combination and we do not conduct redemptions pursuant to the tender offer rules, and if you or a “group” of shareholders are deemed to hold in excess of 15% of our ordinary shares, you will lose the ability to redeem all such shares in excess of 15% of our ordinary shares. See “Risk Factors,” page [44] for further information

●	The requirement that we complete an initial business combination within the period to consummate the initial business combination may give potential target businesses leverage over us in negotiating a business combination and may limit the time we have in which to conduct due diligence on potential business combination targets as we approach our dissolution deadline, which could undermine our ability to complete our initial business combination on terms that would produce value for our shareholders. See “Risk Factors,” page [44] for further information.

●	We may not be able to complete our initial business combination within the prescribed time frame, in which case we would cease all operations except for the purpose of winding up and we would redeem our public shares and liquidate, in which case our public shareholders may receive only $10.00 per share, or less than such amount in certain circumstances, and our rights will expire worthless. See “Risk Factors,” page [45] for further information.

●	If we seek shareholder approval of our initial business combination, our sponsor, directors, officers, advisors and their affiliates may elect to purchase shares from public shareholders, which may influence a vote on a proposed initial business combination and reduce the public “float” of our ordinary shares. See “Risk Factors,” page [45] for further information.

●	You will not have any rights or interests in funds from the trust account, except under certain limited circumstances. Therefore, to liquidate your investment, you may be forced to sell your public shares, potentially at a loss. See “Risk Factors,” page [47] for further information.

●	You will not be entitled to protections normally afforded to investors of many other blank check companies. See “Risk Factors,” page [47] for further information.

●	If a shareholder fails to receive notice of our offer to redeem our public shares in connection with our initial business combination or fails to comply with the procedures for tendering its shares, such shares may not be redeemed. See “Risk Factors,” page [46] for further information.

●	Because of our limited resources and the significant competition for business combination opportunities, it may be more difficult for us to complete our initial business combination. If we are unable to complete our initial business combination, our public shareholders may receive only approximately $10.00 per share on our redemption of our public shares, or less than such amount in certain circumstances, and our rights will expire worthless. See “Risk Factors,” page [48] for further information.

●	Because we are incorporated under the laws of the Cayman Islands, you may face difficulties in protecting your interests, and your ability to protect your rights through courts in the United States may be limited. See “Risk Factors,” page [69] for further information.

●	If the net proceeds of this offering and the sale of the placement units not being held in the trust account are insufficient to allow us to operate for at least the next 18 months, we may be unable to complete our initial business combination, in which case our public shareholders may only receive $10.00 per share, or less than such amount in certain circumstances, and our rights will expire worthless. See “Risk Factors,” page [48] for further information.

●	If third parties bring claims against us, the proceeds held in the trust account could be reduced and the per-share redemption amount received by shareholders may be less than $10.00 per share. See “Risk Factors,” page [49] for further information.

●	Our directors may decide not to enforce the indemnification obligations of our sponsor, resulting in a reduction in the amount of funds in the trust account available for distribution to our public shareholders. See “Risk Factors,” page [50] for further information.

●	If, after we distribute the proceeds in the trust account to our public shareholders, we file a bankruptcy or winding-up petition or an involuntary bankruptcy or winding-up petition is filed against us that is not dismissed, a bankruptcy or insolvency court may seek to recover such proceeds, and the members of our board of directors may be viewed as having breached their fiduciary duties to our creditors, thereby exposing the members of our board of directors and us to claims of punitive damages. See “Risk Factors,” page [50] for further information.

●	If, before distributing the proceeds in the trust account to our public shareholders, we file a bankruptcy or winding-up petition or an involuntary bankruptcy or winding-up petition is filed against us that is not dismissed, the claims of creditors in such proceeding may have priority over the claims of our shareholders and the per-share amount that would otherwise be received by our shareholders in connection with our liquidation may be reduced. See “Risk Factors,” page [51] for further information.

●	Our initial business combination or related reincorporation may result in taxes imposed on shareholders. See “Risk Factors,” page [51] for further information.

●	As the number of special purpose acquisition companies evaluating targets increases, attractive targets may become scarcer and there may be more competition for attractive targets. This could increase the cost of our initial business combination and could even result in our inability to find a target or to consummate an initial business combination. See “Risk Factors,” page [51] for further information.

●	The SEC issued final rules to regulate SPACs — including rules related to the extent to which SPACs could become subject to regulation under the Investment Company Act — that may increase our costs and the time needed to complete our initial business combination. See “Risk Factors,” page [52] for further information.

●	The excise tax included in the Inflation Reduction Act of 2022 may decrease the value of our securities following our initial business combination, hinder our ability to consummate an initial business combination, and decrease the amount of funds available for distribution in connection with a liquidation. See “Risk Factors,” page [52] for further information.

●	We face risks related to the ongoing Russian invasion of Ukraine and any other conflicts that may arise on a global or regional scale which may adversely affect the business and results of operations of the post-combination entity. See “Risk Factors,” page [53] for further information.

●	If we are deemed to be an investment company under the Investment Company Act, we may be required to institute burdensome compliance requirements and our activities may be restricted, which may make it difficult for us to complete our initial business combination. See “Risk Factors,” page [54] for further information.

●	To mitigate the risk that we might be deemed to be an investment company for purposes of the Investment Company Act, which risk increases the longer that we hold investments in the trust account, we may, at any time (based on our management team’s ongoing assessment of all factors related to our potential status under the Investment Company Act), instruct the trustee to liquidate the investments held in the trust account and instead to hold the funds in the trust account in cash or in an interest bearing demand deposit account at a bank until the earlier of the consummation of our initial business combination or our liquidation. As a result, following the liquidation of investments in the trust account, we would likely receive less interest on the funds held in the trust account, which would likely reduce the dollar amount our public shareholders would receive upon any redemption or liquidation. See “Risk Factors,” page [55] for further information

●	Changes in laws or regulations, or a failure to comply with any laws and regulations, may adversely affect our business, including our ability to negotiate and complete our initial business combination and results of operations. See “Risk Factors,” page [56] for further information.

●	The securities in which we invest the funds held in the trust account could bear a negative rate of interest, which could reduce the value of the assets held in trust such that the per-share redemption amount received by public shareholders may be less than approximately $10.00 per share. See “Risk Factors,” page [57] for further information.

●	If we have not completed an initial business combination within the period to consummate the initial business combination, our public shareholders may be forced to wait beyond such period to consummate the initial business combination before redemption from our trust account. See “Risk Factors,” page [57] for further information.

●	We may not hold an annual meeting of shareholders until after the completion of our initial business combination. See “Risk Factors,” page [58] for further information.

●	The grant of registration rights to our initial shareholders may make it more difficult to complete our initial business combination, and the future exercise of such rights may adversely affect the market price of the ordinary shares. See “Risk Factors,” page [58] for further information.

●	Because we are neither limited to evaluating a target business in a particular industry sector nor have we selected any specific target businesses with which to pursue our initial business combination, you will be unable to ascertain the merits or risks of any particular target business’s operations. See “Risk Factors,” page [58] for further information.

●	We are not required to obtain an opinion from an independent accounting or investment banking firm, and consequently, you may have no assurance from an independent source that the price we are paying for the business is fair to our shareholders from a financial point of view. See “Risk Factors,” page [60] for further information.

●	Our independent registered public accounting firm’s report contains an explanatory paragraph that expresses substantial doubt about our ability to continue as a “going concern.” See “Risk Factors,” page [60] for further information.

●	We may engage in a business combination with one or more target businesses that have relationships with entities that may be affiliated with our sponsor, executive officers, directors or existing holders which may raise potential conflicts of interest. See “Risk Factors,” page [61] for further information.

●	Resources could be wasted in researching business combinations that are not completed, which could materially adversely affect subsequent attempts to locate and acquire or merge with another business. If we are unable to complete our initial business combination, our public shareholders may receive only approximately $10.00 per share, or less than such amount in certain circumstances, on the liquidation of our trust account and our rights will expire worthless. See “Risk Factors,” page [60] for further information.

●	Since our sponsor, officers and directors will lose their entire investment in us if our initial business combination is not completed (except with respect to any public shares they may hold), a conflict of interest may arise in determining whether a particular business combination target is appropriate for our initial business combination. See “Risk Factors,” page [61] for further information.

●	Since our officers and directors will share in any appreciation of the founder shares purchased at approximately $0.0087 per share, a conflict of interest may arise in determining whether a particular target business is appropriate for our initial business combination. See “Risk Factors,” page [63] for further information.

●	The conversion of any working capital loans or extension loans into working capital units or extension units may result in significant dilution to your public shares. See “Risk Factors,” page [62] for further information.

●	We may issue additional ordinary shares or debt securities to complete our initial business combination or under an employee incentive plan after completion of our initial business combination. Any such issuances would dilute the interest of our shareholders and likely present other risks. See “Risk Factors,” page [82] for further information.

●	We may issue our shares to investors in connection with our initial business combination at a price that is less than $10.00 or the prevailing market price of our shares at that time which could potentially dilute the interests of our existing shareholders and add costs. See “Risk Factors,” page [65] for further information.

●	Transfers of founder shares are permitted in certain circumstances despite the contractual lock-up to which the founder shares are subject to, which poses risks including sponsor removal, hindering deal completion, and introducing conflicts or control changes. See “Risk Factors,” page [76] for further information.

●	We may engage one or more of our underwriters or one of their respective affiliates to provide additional services to us after this offering, which may include acting as financial advisor in connection with an initial business combination or as placement agent in connection with a related financing transaction. Our underwriter is entitled to receive deferred compensation shares that will be issued only on a completion of an initial business combination. These financial incentives may cause them to have potential conflicts of interest in rendering any such additional services to us after this offering, including, for example, in connection with the sourcing and consummation of an initial business combination. See “Risk Factors,” page [62] for further information.

Risks Associated with Acquiring and Operating a Business in Foreign Countries

●	Heightened tensions in international relations, particularly between the United States and China, may adversely impact our business, financial condition, and results of operations. See “Risk Factors,” page [71] for further information.

●	If we pursue a target company with operations or opportunities outside of the United States for our initial business combination, we may face additional burdens in connection with investigating, agreeing to and completing such initial business combination, and if we effect such initial business combination, we would be subject to a variety of additional risks that may negatively impact our operations. See “Risk Factors,” page [71] for further information.

●	If our management following our initial business combination is unfamiliar with United States securities laws, they may have to expend time and resources becoming familiar with such laws, which could lead to various regulatory issues. See “Risk Factors,” page [73] for further information.

●	After our initial business combination, substantially all of our assets may be located in a foreign country and substantially all of our revenue may be derived from our operations in such country. Accordingly, our results of operations and prospects may be subject, to a significant extent, to the economic, political and legal policies, developments and conditions in the country in which we operate. See “Risk Factors,” page [73] for further information.

●	Exchange rate fluctuations and currency policies may cause a target business’ ability to succeed in the international markets to be diminished. See “Risk Factors,” page [73] for further information.

●	We may reincorporate in another jurisdiction in connection with our initial business combination, and the laws of such jurisdiction may govern some or all of our future material agreements and we may not be able to enforce our legal rights. See “Risk Factors,” page [73] for further information.

●	We are subject to changing law and regulations regarding regulatory matters, corporate governance and public disclosure that have increased both our costs and the risk of non-compliance. See “Risk Factors,” page [73] for further information.

Risks Relating to the Post-Business Combination Company

●	After the completion of our initial business combination, we may be required to take write-downs or write-offs, restructuring and impairment or other charges that could have a significant negative effect on our financial condition, results of operations and our share price, which could cause you to lose some or all of your investment. See “Risk Factors,” page [74] for further information.

●	The officers and directors of an acquisition candidate may resign upon completion of our initial business combination. The loss of a business combination target’s key personnel could negatively impact the operations and profitability of our post-combination business. See “Risk Factors,” page [74] for further information.

●	Our management may not be able to maintain control of a target business after our initial business combination. Upon the loss of control of a target business, new management may not possess the skills, qualifications or abilities necessary to profitably operate such business. See “Risk Factors,” page [74] for further information.

Risks Relating to Our Management Team

●	We are dependent upon our executive officers and directors and their loss could adversely affect our ability to operate. See “Risk Factors,” page [77] for further information.

●	Our ability to successfully effect our initial business combination and to be successful thereafter will be totally dependent upon the efforts of our key personnel, some of whom may join us following our initial business combination. The loss of key personnel could negatively impact the operations and profitability of our post-combination business. See “Risk Factors,” page [77] for further information.

●	Our executive officers and directors will allocate their time to other businesses thereby causing conflicts of interest in their determination as to how much time to devote to our affairs. This conflict of interest could have a negative impact on our ability to complete our initial business combination. See “Risk Factors,” page [78] for further information.

●	Our key personnel may negotiate employment or consulting agreements with a target business in connection with a particular business combination, and a particular business combination may be conditioned on the retention or resignation of such key personnel. These agreements may provide for them to receive compensation following our initial business combination and as a result, may cause them to have conflicts of interest in determining whether a particular business combination is the most advantageous. See “Risk Factors,” page [77] for further information.

●	Our executive officers, directors, security holders and their respective affiliates may have competitive pecuniary interests that conflict with our interests. See “Risk Factors,” page [79] for further information.

Risks Relating to Our Securities

●	NYSE may delist our securities from trading on its exchange, which could limit investors’ ability to make transactions in our securities and subject us to additional trading restrictions. See “Risk Factors,” page [80] for further information.

●	Our sponsor paid an aggregate of $25,000, or approximately $0.0087 per founder share, and, accordingly, you will experience immediate and substantial dilution from the purchase of the ordinary shares. See “Risk Factors,” page [81] for further information.

●	Since our sponsor paid approximately $0.0087 per share for the founder shares, our officers and directors could potentially make a substantial profit even if we acquire a target business that subsequently declines in value. See “Risk Factors,” page [81] for further information.

General Risk Factors

●	We are a recently incorporated company with no operating history and no revenues, and you have no basis on which to evaluate our ability to achieve our business objective. See “Risk Factors,” page [85] for further information.

●	Past performance by our sponsor and our management team including their affiliates and including the businesses referred to herein, may not be indicative of future performance of an investment in us or in the future performance of any business that we may acquire. See “Risk Factors,” page [85] for further information.

●	Most of our officers and directors have no prior SPAC experience, which could impair our ability to complete a business combination within the prescribed timeframe. See “Risk Factors,” page [86] for further information.

RISK FACTORS

An investment in our securities involves a high degree of risk. You should consider all of the risks described below carefully, together with the other information contained in this prospectus, before making a decision to invest in our public shares. If any of the following events occur, our business, financial condition and operating results may be materially adversely affected. In that event, the trading price of our securities could decline, and you could lose all or part of your investment.

Risks Relating to Our Search for, and Consummation of or Inability to Consummate, a Business Combination

Our public shareholders may not be afforded an opportunity to vote on our proposed initial business combination, which means we may complete our initial business combination even though a majority of our public shareholders do not support such a combination.

Our amended and restated memorandum and articles of association will provide that any business combination undertaken by the Company will be required to be approved by a majority of the Company’s independent directors. We may choose not to hold a shareholder vote before we complete our initial business combination if the initial business combination would not require shareholder approval under applicable law or stock exchange listing requirement. For instance, if we were seeking to acquire a target business where the consideration, we were paying in the transaction was all cash, we would not be required to seek shareholder approval to complete such a transaction. Except as required by law or stock exchange, the decision as to whether we will seek shareholder approval of a proposed business combination or will allow shareholders to sell their shares to us in a tender offer will be made by us, solely in our discretion, and will be based on a variety of factors, such as the timing of the transaction and whether the terms of the transaction would otherwise require us to seek shareholder approval. Accordingly, we may complete our initial business combination even if a majority of our public shareholders do not approve of the initial business combination we complete.

If we seek shareholder approval of our initial business combination, our initial shareholders and members of our management team have agreed to vote in favor of such initial business combination, regardless of how our public shareholders vote.

Pursuant to a letter agreement, our sponsor, officers and directors have agreed to vote their founder shares, as well as any public shares they purchased during or after this offering (including in open market and privately negotiated transactions), in favor of our initial business combination. As a result, in the event that only the minimum number of shares representing a quorum is present at a shareholders’ meeting held to vote on our initial business combination, in addition to our initial shareholders’ founder shares and placement shares, and the 100,000 ordinary shares issued to underwriter, as the representative shares, we would need as few as 385,226, or 3.85% of the 10,000,000 public shares sold in this offering to be voted in favor of an initial business combination approved in favor of our initial business combination in order to have our initial business combination approved (assuming all issued and outstanding shares representing a quorum are voted and the over-allotment option is not exercised). Additionally, each public shareholder may elect to redeem its public shares irrespective of whether they vote for or against, or abstain from voting on, the proposed transaction (subject to the limitations described in this prospectus). Our initial shareholders will own shares representing 21.22% of our outstanding ordinary shares immediately following the completion of this offering (representing the aggregate of the founder shares and the private units, and assuming they do not purchase any units in this offering and the over-allotment option is not exercised) and the sale of the placement units. Accordingly, if we seek shareholder approval of our initial business combination, the agreement by our initial shareholders to vote in favor of our initial business combination will increase the likelihood that we will receive the requisite shareholder approval for such initial business combination.

One or more shareholders who together hold not less than one-third of the ordinary shares entitled to vote at such meeting being individuals present in person or by proxy (or if a corporation or other non-natural person by its duly authorized representative or proxy) shall be a quorum; provided that a quorum in connection with any meeting that is convened to vote on a business combination or any meeting convened with regards to an amendment to its articles and memorandum of association, shall be a majority of the ordinary shares entitled to vote at such meeting being individuals present in person or by proxy (or if a corporation or other non-natural person by its duly authorized representative or proxy).

Your only opportunity to affect the investment decision regarding a potential business combination may be limited to the exercise of your right to redeem your shares from us for cash.

At the time of your investment in us, you will not be provided with an opportunity to evaluate the specific merits or risks of one or more target businesses. Since our board of directors may complete a business combination without seeking shareholder approval, public shareholders may not have the right or opportunity to vote on the initial business combination, unless we seek such shareholder vote. Accordingly, your only opportunity to affect the investment decision regarding a potential business combination may be limited to exercising your redemption rights within the period of time (which will be at least 20 business days) set forth in our tender offer documents mailed to our public shareholders in which we describe our initial business combination.

We do not have a minimum net tangible asset requirement.

Our amended and restated memorandum and articles of association do not contain a minimum net tangible asset requirement. Such a requirement can serve to ensure that our securities are not determined to be “penny stocks” under Rule 3a-51 of the Exchange Act. Whether or not our amended and restated memorandum and articles of association contain a net tangible assets requirement, if our securities are deemed to be “penny stocks,” we will become subject to Rule 419 of the Securities Act. In the event that our securities are delisted from the NYSE, our securities could be determined to be “penny stocks” under Rule 3a-51 of the Exchange Act, and we would be required to comply with the requirements of Rule 419 of the Securities Act. Being subject to the requirements of Rule 419 would make us less attractive to potential business combination targets and thereby adversely affect our ability to complete an initial business combination. Please see the sections entitled “— You will not be entitled to protections normally afforded to investors of many other blank check companies”, “NYSE may delist our securities from trading on its exchange, which could limit investors’ ability to make transactions in our securities and subject us to additional trading restrictions”, “The ability of our public shareholders to redeem their shares for cash may make our financial condition unattractive to potential business combination targets, which may make it difficult for us to enter into a business combination with a target”, and “The ability of our public shareholders to exercise redemption rights with respect to a large number of our shares may not allow us to complete the most desirable business combination and could increase the probability that our initial business combination would be unsuccessful.”

The ability of our public shareholders to redeem their shares for cash may make our financial condition unattractive to potential business combination targets, which may make it difficult for us to enter into a business combination with a target.

We may seek to enter into a business combination transaction agreement with a minimum cash requirement for (i) cash consideration to be paid to the target or its owners, (ii) cash for working capital or other general corporate purposes or (iii) the retention of cash to satisfy other conditions. If too many public stockholders exercise their redemption rights, we would not be able to meet such closing condition and, as a result, would not be able to proceed with the business combination. Consequently, if accepting all properly submitted redemption requests would not allow us to satisfy a closing condition as described above, we would not proceed with such redemption and the related business combination and may instead search for an alternate business combination. Prospective targets will be aware of these risks and, thus, may be reluctant to enter into a business combination transaction with us.

The ability of our public shareholders to exercise redemption rights with respect to a large number of our shares may not allow us to complete the most desirable business combination and could increase the probability that our initial business combination would be unsuccessful.

At the time we enter into an agreement for our initial business combination, we will not know how many shareholders may exercise their redemption rights, and therefore will need to structure the transaction based on our expectations as to the number of shares that will be submitted for redemption. If our initial business combination agreement requires us to use a portion of the cash in the trust account to pay the purchase price or requires us to have a minimum amount of cash at closing, we will need to reserve a portion of the cash in the trust account to meet such requirements or arrange for third party financing. In addition, if a larger number of shares are submitted for redemption than we initially expected, we may need to restructure the transaction to reserve a greater portion of the cash in the trust account or arrange for third party financing. Raising additional third-party financing may involve dilutive equity issuances or the incurrence of indebtedness at higher than desirable levels. The above considerations may limit our ability to complete the most desirable business combination available to us or optimize our capital structure. The amount of the deferred compensation shares payable to the underwriters will not be adjusted for any shares that are redeemed in connection with an initial business combination.

If we seek shareholder approval of our initial business combination and we do not conduct redemptions pursuant to the tender offer rules, and if you or a “group” of shareholders are deemed to hold in excess of 15% of our ordinary shares, you will lose the ability to redeem all such shares in excess of 15% of our ordinary shares.

If we seek shareholder approval of our initial business combination and we do not conduct redemptions in connection with our initial business combination pursuant to the tender offer rules, our amended and restated memorandum and articles of association provides that a public shareholder, together with any affiliate of such shareholder or any other person with whom such shareholder is acting in concert or as a “group” (as defined under Section 13 of the Exchange Act), will be restricted from seeking redemption rights with respect to more than an aggregate of 15% of the ordinary shares sold in this offering, which we refer to as the “Excess Shares.” However, we would not be restricting our shareholders’ ability to vote all of the ordinary shares (including Excess Shares) for or against our initial business combination. Your inability to redeem the Excess Shares will reduce your influence over our ability to complete our initial business combination and you could suffer a material loss on your investment in us if you sell Excess Shares in open market transactions. Additionally, you will not receive redemption distributions with respect to the Excess Shares if we complete our initial business combination. And as a result, you will continue to hold that number of ordinary shares exceeding 15% and, in order to dispose of such ordinary shares, would be required to sell your ordinary shares in open market transactions, potentially at a loss.

The requirement that we complete an initial business combination within the period to consummate the initial business combination may give potential target businesses leverage over us in negotiating a business combination and may limit the time we have in which to conduct due diligence on potential business combination targets as we approach our dissolution deadline, which could undermine our ability to complete our initial business combination on terms that would produce value for our shareholders.

Any potential target business with which we enter into negotiations concerning an initial business combination will be aware that we must complete our initial business combination within the period to consummate the initial business combination. Consequently, such target business may have leverage over us in negotiating an initial business combination, knowing that if we do not complete our initial business combination with that particular target business, we may be unable to complete our initial business combination with any target business. This risk will increase as we get closer to the timeframe described above. In addition, we may have limited time to conduct due diligence and may enter into our initial business combination on terms that we would have rejected upon a more comprehensive investigation.

We may not be able to complete our initial business combination within the prescribed time frame, in which case we would cease all operations except for the purpose of winding up and we would redeem our public shares and liquidate, in which case our public shareholders may receive only $10.00 per share, or less than such amount in certain circumstances, and our rights will expire worthless.

Our amended and restated memorandum and articles of association will provide that we must complete our initial business combination within the period to consummate the initial business combination. We may not be able to find a suitable target business and complete our initial business combination within such time period. Our ability to complete our initial business combination may be negatively impacted by general market conditions, political considerations, volatility in the capital and debt markets and the other risks described herein. If we have not completed our initial business combination within such time period, we will (i) cease all operations except for the purpose of winding up, (ii) as promptly as reasonably possible but not more than 10 business days thereafter, redeem the public shares, at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the trust account, including interest earned on the funds held in the trust account and not previously released to us to pay our taxes (less taxes payable and up to $100,000 of interest to pay dissolution expenses), divided by the number of then outstanding public shares, which redemption will completely extinguish public shareholders’ rights as shareholders (including the right to receive further liquidating distributions, if any), and (iii) as promptly as reasonably possible following such redemption, subject to the approval of our remaining shareholders and our board of directors, liquidate and dissolve, subject in the case of clauses (ii) and (iii) to our obligations under the Companies Act to provide for claims of creditors and the requirements of other applicable law. In such case, our public shareholders may receive only $10.00 per share (whether or not the underwriters’ over-allotment option is exercised in full) or potentially less than $10.00 per share on our redemption, and our rights will expire worthless. See “— If third parties bring claims against us, the proceeds held in the trust account could be reduced and the per-share redemption amount received by shareholders may be less than $10.00 per share” and other risk factors below.

If we seek shareholder approval of our initial business combination, our sponsor, directors, officers, advisors and their affiliates may elect to purchase shares from public shareholders, which may influence a vote on a proposed initial business combination and reduce the public “float” of our ordinary shares.

If we seek shareholder approval of our initial business combination and we do not conduct redemptions in connection with our initial business combination pursuant to the tender offer rules, our sponsor, directors, officers, advisors or their affiliates may purchase shares or a combination thereof, in privately-negotiated transactions or in the open market, either prior to or following the completion of our initial business combination, although they are under no obligation to do so and they have no current commitments, plans or intentions to engage in such transactions and have not formulated any terms or conditions for any such transactions. Moreover, none of the funds in the trust account will be used to purchase shares in such transactions. See “Proposed Business - Permitted Purchases of Our Securities” for a description of how our sponsor, initial shareholders, directors, officers, advisors or any of their affiliates will select which shareholders to purchase securities from in any private transaction.

Such a purchase may include a contractual acknowledgement that such shareholder, although still the record holder of our shares, is no longer the beneficial owner thereof and therefore agrees not to exercise its redemption rights. In the event that our sponsor, directors, officers, advisors or their affiliates purchase shares in privately negotiated transactions from public shareholders who have already elected to exercise their redemption rights, such selling shareholders would be required to revoke their prior elections to redeem their shares. The purpose of such purchases could be to satisfy a closing condition in an agreement with a target that requires us to have a minimum net worth or a certain amount of cash at the closing of our initial business combination, where it appears that such requirement would otherwise not be met. Any such purchases of our securities may result in the completion of our initial business combination that may not otherwise have been possible. Further, any such purchases will be reported pursuant to Section 13 and Section 16 of the Exchange Act to the extent such purchasers are subject to such reporting requirements.

In addition, if such purchases are made, the public “float” of our ordinary shares and the number of beneficial holders of our securities may be reduced, possibly making it difficult to obtain or maintain the quotation, listing or trading of our securities on a national securities exchange. However, in the event our sponsor, directors, officers, advisors or their affiliates were to purchase shares from public stockholders, such purchases would by structured in compliance with the requirements of Rule 14e-5 under the Exchange Act including, in pertinent part, through adherence to the following:

●	the Company’s registration statement/proxy statement filed for its business combination transaction would disclose the possibility that the Company’s sponsor, directors, officers, advisors or their affiliates may purchase shares from public stockholders outside the redemption process, along with the purpose of such purchases;

●	if the Company’s sponsor, directors, officers, advisors or their affiliates were to purchase shares from public stockholders, they would do so at a price no higher than the price offered through the Company’s redemption process;

●	the Company’s registration statement/proxy statement filed for its business combination transaction would include a representation that any of the Company’s securities purchased by the Company’s sponsor, directors, officers, advisors or their affiliates would not be voted in favor of approving the business combination transaction;

●	the Company’s sponsor, directors, officers, advisors or their affiliates would not possess any redemption rights with respect to the Company’s securities or, if they do acquire and possess redemption rights, they would waive such rights; and

●	the Company would disclose in its Form 8-K, before to the Company’s security holder meeting to approve the business combination transaction, the following material items:

●	the amount of the Company’s securities purchased outside of the redemption offer by the Company’s sponsor, directors, officers, advisors or their affiliates, along with the purchase price;

●	the purpose of the purchases by the Company’s sponsor, directors, officers, advisors or their affiliates;

●	the impact, if any, of the purchases by the Company’s sponsor, directors, officers, advisors or their affiliates on the likelihood that the business combination transaction will be approved;

●	the identities of Company security holders who sold to the Company’s sponsor, directors, officers, advisors or their affiliates (if not purchased on the open market) or the nature of Company security holders (e.g., 5% security holders) who sold to the Company’s sponsor, directors, officers, advisors or their affiliates; and

●	the number of Company securities for which the Company has received redemption requests pursuant to it.

If a shareholder fails to receive notice of our offer to redeem our public shares in connection with our initial business combination or fails to comply with the procedures for tendering its shares, such shares may not be redeemed.

We will comply with the proxy rules or tender offer rules, as applicable, when conducting redemptions in connection with our initial business combination. Despite our compliance with these rules, if a shareholder fails to receive our proxy materials or tender offer documents, as applicable, such shareholder may not become aware of the opportunity to redeem its shares. In addition, proxy materials or tender offer documents, as applicable, that we will furnish to holders of our public shares in connection with our initial business combination will describe the various procedures that must be complied with in order to validly tender or submit public shares for redemption. For example, we intend to require our public shareholders seeking to exercise their redemption rights, whether they are record holders or hold their shares in “street name,” to, at the holder’s option, either deliver their share certificates to our transfer agent, or to deliver their shares to our transfer agent electronically prior to the date set forth in the proxy materials or tender offer documents, as applicable. In the case of proxy materials, this date may be up to two business days prior to the vote on the proposal to approve the initial business combination. In addition, if we conduct redemptions in connection with a shareholder vote, we intend to require a public shareholder seeking redemption of its public shares to also submit a written request for redemption to our transfer agent two business days prior to the vote in which the name of the beneficial owner of such shares is included. In the event that a shareholder fails to comply with these, or any other procedures disclosed in the proxy or tender offer materials, as applicable, its shares may not be redeemed. See the section of this prospectus entitled “Proposed Business - Tendering Share Certificates in Connection with a Tender Offer or Redemption Rights.”

You will not have any rights or interests in funds from the trust account, except under certain limited circumstances. Therefore, to liquidate your investment, you may be forced to sell your public shares, potentially at a loss.

Our public shareholders will be entitled to receive funds from the trust account only upon the earliest to occur of (i) our completion of an initial business combination, and then only in connection with those ordinary shares that such shareholder properly elected to redeem, subject to the limitations described herein, (ii) the redemption of any public shares properly submitted in connection with a shareholder vote to amend our amended and restated memorandum and articles of association to (A) modify the substance or timing of our obligation to provide for the redemption of our public shares in connection with an initial business combination or to redeem 100% of our public shares if we do not complete our initial business combination within the period to consummate the initial business combination or (B) with respect to any other material provisions relating to shareholders’ rights or pre-initial business combination activity, and (iii) the redemption of our public shares if we are unable to complete an initial business combination within the period to consummate the initial business combination, subject to applicable law and as further described herein. In addition, if we are unable to complete an initial business combination within the period to consummate the initial business combination for any reason, and we are required to wind-up, liquidate the trust account and distribute such amount therein, pro rata, to our public shareholders, as part of any liquidation process, such winding up, liquidation and distribution must comply with the applicable provisions of the Companies Act. In that case, investors may be forced to wait beyond the period to consummate the initial business combination before the redemption proceeds of our trust account become available to them, and they receive the return of their pro rata portion of the proceeds from our trust account less the dissolution costs. In no other circumstances will a public shareholder have any right or interest of any kind in the trust account. Holders of right will not have any right to the proceeds held in the trust account with respect to the rights. Accordingly, to liquidate your investment, you may be forced to sell your public shares, potentially at a loss.

You will not be entitled to protections normally afforded to investors of many other blank check companies.

Since the net proceeds of this offering and the sale of the placement units are intended to be used to complete an initial business combination with a target business that has not been identified, we may be deemed to be a “blank check” company under the United States securities laws. However, we are exempt from rules promulgated by the SEC to protect investors in blank check companies, such as Rule 419. Accordingly, investors will not be afforded the benefits or protections of those rules. Among other things, this means our units will be immediately tradable and we will have a longer period of time to complete our initial business combination than companies subject to Rule 419. Moreover, if this offering were subject to Rule 419, that rule would prohibit the release of any interest earned on funds held in the trust account to us unless and until the funds in the trust account were released to us in connection with our completion of an initial business combination. For a more detailed comparison of our offering to offerings that comply with Rule 419, please see the section of this prospectus entitled “Proposed Business — Comparison of This Offering to Those of Blank Check Companies Subject to Rule 419.”

Because of our limited resources and the significant competition for business combination opportunities, it may be more difficult for us to complete our initial business combination. If we are unable to complete our initial business combination, our public shareholders may receive only approximately $10.00 per share on our redemption of our public shares, or less than such amount in certain circumstances, and our rights will expire worthless.

We expect to encounter competition from other entities having a business objective similar to ours, including private investors (which may be individuals or investment partnerships), other blank check companies and other entities, domestic and international, competing for the types of businesses we intend to acquire. Many of these individuals and entities are well established and have extensive experience in identifying and effecting, directly or indirectly, acquisitions of companies operating in or providing services to various industries. Many of these competitors possess similar or greater technical, human and other resources to ours, and our financial resources will be relatively limited when contrasted with those of many of these competitors. While we believe there are numerous target businesses we could potentially acquire with the net proceeds of this offering and the sale of the placement units, our ability to compete with respect to the acquisition of certain target businesses that are sizable will be limited by our available financial resources. This inherent competitive limitation gives others an advantage in pursuing the acquisition of certain target businesses.

Furthermore, because we are obligated to pay cash for the ordinary shares that our public shareholders redeem in connection with our initial business combination, target companies will be aware that this may reduce the resources available to us for our initial business combination. Any of these obligations may place us at a competitive disadvantage in successfully negotiating an initial business combination. If we are unable to complete our initial business combination, our public shareholders may receive only approximately $10.00 per share (whether or not the underwriters’ over-allotment option is exercised in full) or potentially less than $10.00 per share on our redemption, and our rights will expire worthless. See “— If third parties bring claims against us, the proceeds held in the trust account could be reduced and the per-share redemption amount received by shareholders may be less than $10.00 per share” and other risk factors below.

If the net proceeds of this offering and the sale of the placement units not being held in the trust account are insufficient to allow us to operate for at least the next 18 months, we may be unable to complete our initial business combination, in which case our public shareholders may only receive $10.00 per share, or less than such amount in certain circumstances, and our rights will expire worthless.

We believe that, upon closing of this offering, the funds available to us outside of the trust account will be sufficient to allow us to operate for at least the next 18 months; however, we cannot assure you that our estimate is accurate. Of the funds available to us, we could use a portion of the funds available to us to pay fees to consultants to assist us with our search for a target business. We could also use a portion of the funds as a down payment or to fund a “no-shop” provision (a provision in letters of intent or merger agreements designed to keep target businesses from “shopping” around for transactions with other companies or investors on terms more favorable to such target businesses) with respect to a particular proposed initial business combination, although we do not have any current intention to do so. If we entered into a letter of intent or merger agreement where we paid for the right to receive exclusivity from a target business and were subsequently required to forfeit such funds (whether as a result of our breach or otherwise), we might not have sufficient funds to continue searching for, or conduct due diligence with respect to, a target business.

Of the net proceeds of this offering and the sale of the placement units, only approximately $890,000 will be available to us initially outside the trust account to fund our working capital requirements. In the event that our offering expenses exceed our estimate of $755,000, we may fund such excess with funds not to be held in the trust account. In such case, the amount of funds we intend to be held outside the trust account would decrease by a corresponding amount. Conversely, in the event that the offering expenses are less than our estimate of $755,000, the amount of funds we intend to be held outside the trust account would increase by a corresponding amount. If we are required to seek additional capital, we would need to borrow funds from our sponsor, management team or other third parties to operate or may be forced to liquidate. None of our sponsor, or any affiliate of our sponsor or any of our officers and directors is under any obligation to advance funds to us in such circumstances except with respect to the promissory note for up to $300,000 executed on January 19, 2026, between Horizon Glow and us. Any such advances would be repaid only from funds held outside the trust account or from funds released to us upon completion of our initial business combination. Up to $1,500,000 of such loans may be convertible into units, at a price of $10.00 per unit at the option of the lender, upon consummation of our initial business combination. Based on the size of this proposed offering, up to $277,000 in extension loans (assuming the underwriters exercise their over-allotment option, and no public shares have been redeemed at the time of each extension), may be convertible into extension units at the time of the business combination at a price of $10.00 per unit, at the option of the lender. The units would be identical to the placement units.

Prior to the completion of our initial business combination, we do not expect to seek advances or loans from parties other than our sponsor or an affiliate of our sponsor as we do not believe third parties will be willing to loan such funds and provide a waiver against any and all rights to seek access to funds in our trust account. If we are unable to obtain these loans, we may be unable to complete our initial business combination. If we are unable to complete our initial business combination, our public shareholders may receive only approximately $10.00 per share (whether or not the underwriters’ over-allotment option is exercised in full) or potentially less than $10.00 per share on our redemption, and our rights will expire worthless. See “— If third parties bring claims against us, the proceeds held in the trust account could be reduced and the per-share redemption amount received by shareholders may be less than $10.00 per share” and other risk factors below.

If third parties bring claims against us, the proceeds held in the trust account could be reduced and the per-share redemption amount received by shareholders may be less than $10.00 per share.

Our placing of funds in the trust account may not protect those funds from third-party claims against us. Although we will seek to have all vendors, service providers (other than our independent registered public accounting firm), prospective target businesses and other entities with which we do business execute agreements with us waiving any right, title, interest or claim of any kind in or to any monies held in the trust account for the benefit of our public shareholders, such parties may not execute such agreements, or even if they execute such agreements, they may not be prevented from bringing claims against the trust account, including, but not limited to, fraudulent inducement, breach of fiduciary responsibility or other similar claims, as well as claims challenging the enforceability of the waiver, in each case in order to gain advantage with respect to a claim against our assets, including the funds held in the trust account. If any third party refuses to execute an agreement waiving such claims to the monies held in the trust account, our management will perform an analysis of the alternatives available to it and will only enter into an agreement with a third party that has not executed a waiver if management believes that such third party’s engagement would be significantly more beneficial to us than any alternative. Making such a request of potential target businesses may make our acquisition proposal less attractive to them and, to the extent prospective target businesses refuse to execute such a waiver, it may limit the field of potential target businesses that we might pursue.

Examples of possible instances where we may engage a third party that refuses to execute a waiver include the engagement of a third-party consultant whose particular expertise or skills are believed by management to be significantly superior to those of other consultants that would agree to execute a waiver or in cases where management is unable to find a service provider willing to execute a waiver. In addition, there is no guarantee that such entities will agree to waive any claims they may have in the future as a result of, or arising out of, any negotiations, contracts or agreements with us and will not seek recourse against the trust account for any reason. Upon redemption of our public shares, if we have not completed an initial business combination within the period to consummate the initial business combination, or upon the exercise of a redemption right in connection with our initial business combination, we will be required to provide for payment of claims of creditors that were not waived that may be brought against us within the ten years following redemption.

Accordingly, the per-share redemption amount received by public shareholders could be less than $10.00 per public share initially held in the trust account, due to claims of such creditors. Pursuant to the letter agreement the form of which is filed as an exhibit to the registration statement of which this prospectus forms a part, our sponsor has agreed that it will be liable to us if and to the extent any claims by a third party (other than our independent registered public accounting firm) for services rendered or products sold to us, or a prospective target business with which we have discussed entering into a transaction agreement, reduce the amounts in the trust account to below the lesser of (i) $10.00 per public share and (ii) the actual amount per unit held in the trust account as of the date of the liquidation of the trust account if less than $10.00 per share due to reductions in the value of the trust assets, in each case net of the interest that may be withdrawn to pay our taxes, if any, provided that such liability will not apply to any claims by a third party or prospective target business that executed a waiver of any and all rights to seek access to the trust account nor will it apply to any claims under our indemnity of the underwriters of this offering against certain liabilities, including liabilities under the Securities Act.

Moreover, in the event that an executed waiver is deemed to be unenforceable against a third party, our sponsor will not be responsible to the extent of any liability for such third-party claims. However, we have not asked our sponsor to reserve for such indemnification obligations, nor have we independently verified whether our sponsor has sufficient funds to satisfy its indemnity obligations and believe that our sponsor’s only assets are securities of our company. Therefore, we cannot assure you that our sponsor would be able to satisfy those obligations. As a result, if any such claims were successfully made against the trust account, the funds available for our initial business combination and redemptions could be reduced to less than $10.00 per share (whether or not the underwriters’ over-allotment option is exercised in full). In such event, we may not be able to complete our initial business combination, and you would receive such lesser amount per unit in connection with any redemption of your public shares. None of our officers or directors will indemnify us for claims by third parties including, without limitation, claims by vendors and prospective target businesses.

Our directors may decide not to enforce the indemnification obligations of our sponsor, resulting in a reduction in the amount of funds in the trust account available for distribution to our public shareholders.

In the event that the proceeds in the trust account are reduced below the lesser of (i) $10.00 per share and (ii) the actual amount per share held in the trust account as of the date of the liquidation of the trust account if less than $10.00 per share due to reductions in the value of the trust assets, in each case net of the interest that may be withdrawn to pay our taxes, if any, and our sponsor asserts that it is unable to satisfy its obligations or that it has no indemnification obligations related to a particular claim, our independent directors would determine whether to take legal action against our sponsor to enforce its indemnification obligations. While we currently expect that our independent directors would take legal action on our behalf against our sponsor to enforce their indemnification obligations to us, it is possible that our independent directors in exercising their business judgment and subject to their fiduciary duties may choose not to do so in any particular instance. If our independent directors choose not to enforce these indemnification obligations, the amount of funds in the trust account available for distribution to our public shareholders may be reduced below $10.00 per share.

We may not have sufficient funds to satisfy indemnification claims of our directors and executive officers. We have agreed to indemnify our officers and directors to the fullest extent permitted by law. However, our officers and directors have agreed to waive any right, title, interest or claim of any kind in or to any monies in the trust account and to not seek recourse against the trust account for any reason whatsoever (except to the extent they are entitled to funds from the trust account due to their ownership of public shares). Accordingly, any indemnification provided will be able to be satisfied by us only if (i) we have sufficient funds outside of the trust account or (ii) we complete an initial business combination. Our obligation to indemnify our officers and directors may discourage shareholders from bringing a lawsuit against our officers or directors for breach of their fiduciary duty. These provisions also may have the effect of reducing the likelihood of derivative litigation against our officers and directors, even though such an action, if successful, might otherwise benefit us and our shareholders. Furthermore, a shareholder’s investment may be adversely affected to the extent we pay the costs of settlement and damage awards against our officers and directors pursuant to these indemnification provisions.

If, after we distribute the proceeds in the trust account to our public shareholders, we file a bankruptcy or winding-up petition or an involuntary bankruptcy or winding-up petition is filed against us that is not dismissed, a bankruptcy or insolvency court may seek to recover such proceeds, and the members of our board of directors may be viewed as having breached their fiduciary duties to our creditors, thereby exposing the members of our board of directors and us to claims of punitive damages.

If, after we distribute the proceeds in the trust account to our public shareholders, we file a bankruptcy or winding-up petition or an involuntary bankruptcy or winding-up petition is filed against us that is not dismissed, any distributions received by shareholders could be viewed under applicable debtor/creditor and/or bankruptcy or insolvency laws as either a “preferential transfer” or a “fraudulent conveyance.” As a result, a bankruptcy or insolvency court could seek to recover some or all amounts received by our shareholders. In addition, our board of directors may be viewed as having breached its fiduciary duty to our creditors and/or having acted in bad faith, thereby exposing itself and us to claims of punitive damages, by paying public shareholders from the trust account prior to addressing the claims of creditors.

If, before distributing the proceeds in the trust account to our public shareholders, we file a bankruptcy or winding-up petition or an involuntary bankruptcy or winding-up petition is filed against us that is not dismissed, the claims of creditors in such proceeding may have priority over the claims of our shareholders and the per-share amount that would otherwise be received by our shareholders in connection with our liquidation may be reduced.

If, before distributing the proceeds in the trust account to our public shareholders, we file a bankruptcy or winding-up petition or an involuntary bankruptcy or winding-up petition is filed against us that is not dismissed, the proceeds held in the trust account could be subject to applicable bankruptcy or insolvency law and may be included in our bankruptcy estate and subject to the claims of third parties with priority over the claims of our shareholders. To the extent any bankruptcy claims deplete the trust account, the per-share amount that would otherwise be received by our shareholders in connection with our liquidation may be reduced.

Holders of rights will not have redemption rights.

If we are unable to complete an initial business combination within the required time period and we redeem the funds held in the trust account, the rights will expire and holders will not receive any of the amounts held in the trust account in exchange for such rights.

Our initial business combination or related reincorporation may result in taxes imposed on shareholders.

We may, in connection with our initial business combination and subject to requisite shareholder approval under the Companies Act, effect a business combination with a target company in another jurisdiction, reincorporate in the jurisdiction in which the partner company or business is located or in another jurisdiction. Such transactions may require a holder of our securities to recognize taxable income in the jurisdiction in which the holder of such securities is a tax resident (or in which its members are resident if it is a tax transparent entity), in which the target company is located, or in which we reincorporate. We do not intend to make any cash distributions to holders of our securities to pay such taxes. Holders of our securities may be subject to withholding taxes or other taxes with respect to their ownership of us after the reincorporation.

As the number of special purpose acquisition companies evaluating targets increases, attractive targets may become scarcer and there may be more competition for attractive targets. This could increase the cost of our initial business combination and could even result in our inability to find a target or to consummate an initial business combination.

In recent years, the number of special purpose acquisition companies that have been formed has increased substantially. Many potential targets for special purpose acquisition companies have already entered into an initial business combination, and there are still many special purpose acquisition companies seeking targets for their initial business combination, as well as many such companies currently in registration. As a result, at times, fewer attractive targets may be available, and it may require more time, more effort and more resources to identify a suitable target and to consummate an initial business combination.

In addition, because there are more special purpose acquisition companies seeking to enter into an initial business combination with available targets, the competition for available targets with attractive fundamentals or business models may increase, which could cause target companies to demand improved financial terms. Attractive deals could also become scarcer for other reasons, such as economic or industry sector downturns, geopolitical tensions, or increases in the cost of additional capital needed to close business combinations or operate targets post-business combination. This could increase the cost of, delay or otherwise complicate or frustrate our ability to find and consummate an initial business combination and may result in our inability to consummate an initial business combination on terms favorable to our investors altogether.

The SEC issued final rules to regulate SPACs — including rules related to the extent to which SPACs could become subject to regulation under the Investment Company Act — that may increase our costs and the time needed to complete our initial business combination.

On January 24, 2024, the SEC adopted the SPAC Rules relating to, among other items, disclosures in business combination transactions involving SPACs and private operating companies, the condensed financial statement requirements applicable to transactions involving shell companies, the use of projections by SPACs in SEC filings in connection with proposed business combination transactions, the potential liability of certain participants in proposed business combination transactions and the extent to which SPACs could become subject to regulation under the Investment Company Act. The SPAC Rules may increase the costs and time needed to negotiate and complete an initial business combination and may constrain the circumstances under which we could complete an initial business combination. Further, the need for compliance with the SPAC Rule may cause us to liquidate the funds in the Trust Account or liquidate our company at an earlier time than we might otherwise choose.

In part as a result of the SPAC Rules, there is currently uncertainty concerning the applicability of the Investment Company Act to SPACs. SPACs may meet the definition of an investment company under the Investment Company Act depending on the facts and circumstances surrounding the SPAC’s operations, including the nature of the SPAC’s assets and income, management activities actively managing the SPAC’s investment of its IPO proceeds, the duration of a SPAC completing a business combination and the nature of the business combination target’s business, and whether a SPAC holds out itself out as an vehicle for investors to gain exposure to a portfolio of securities. We are not a registered investment company and it is possible that following our initial public offering, a claim could be made that we have been operating as an unregistered investment company. This risk may be increased if we hold the funds in the trust account in short-term U.S. government treasury obligations or in money market funds invested exclusively in such securities, rather than instructing the trustee to liquidate the securities in the trust account and hold the funds in cash. We do not believe that our principal activities will subject us to regulation as an investment company under the Investment Company Act. However, if we are deemed to be an investment company and subject to compliance with and regulation under the Investment Company Act, we would be subject to additional regulatory burdens and expenses for which we have not allotted funds. As a result, unless we are able to modify our activities so that we would not be deemed an investment company, we would expect to abandon our efforts to complete an initial business combination and instead liquidate. If we are required to liquidate, our shareholders would not be able to realize the benefits of owning shares in a successor operating business, including the potential appreciation in the value of our shares following such a transaction. Please also see “Risk Factors - If we are deemed to be an investment company under the Investment Company Act, we may be required to institute burdensome compliance requirements and our activities may be restricted, which may make it difficult for us to complete our initial business combination.”

The excise tax included in the Inflation Reduction Act of 2022 may decrease the value of our securities following our initial business combination, hinder our ability to consummate an initial business combination, and decrease the amount of funds available for distribution in connection with a liquidation.

On August 16, 2022, President Biden signed into law the Inflation Reduction Act of 2022, which, among other things, imposes a 1% excise tax on the fair market value of stock repurchased by a domestic corporation beginning in 2023, with certain exceptions (the “Excise Tax”). Because there is a possibility that we may acquire a U.S. domestic corporation or engage in a transaction in which a domestic corporation becomes our parent or our affiliate and our securities will trade on NYSE following the date of this prospectus, we may become a “covered corporation” within the meaning of the Inflation Reduction Act following the consummation of our initial business combination, and while not free from doubt, it is possible that the Excise Tax could apply to any redemptions of our ordinary shares after December 31, 2022, including redemptions in connection with an initial business combination and any amendment to our memorandum and articles of association to extend the time to consummate an initial business combination, unless an exemption is available.

As an entity incorporated as a Cayman Islands exempted company, the 1% Excise Tax is not expected to apply to redemptions of our public Ordinary Shares (absent any regulations and other additional guidance that may be issued in the future with retroactive effect).

However, in connection with an initial business combination involving a company organized under the laws of the United States, it is possible that we domesticate and continue as a Delaware corporation prior to certain redemptions and, because our securities are trading on the NYSE, it is possible that we will be subject to the Excise Tax with respect to any subsequent redemptions that are treated as repurchases for this purpose. If we are subject to the Excise Tax, any shareholders that do not elect to redeem their shares in connection with the initial business combination may economically bear the impact of the Excise Tax.

In all cases, the extent of the Excise Tax that may be incurred will depend on a number of factors, including the fair market value of our public Ordinary Shares redeemed, the extent such redemptions could be treated as dividends and not repurchases, and the content of any regulations and other additional guidance from the U.S. Department of the Treasury that may be issued and applicable to the redemptions.

Issuances of shares by a repurchasing corporation in a year in which such corporation repurchases shares may reduce the amount of Excise Tax imposed with respect to such repurchase. The Excise Tax is imposed on the repurchasing corporation itself, not the shareholders from whom the shares are repurchased. The imposition of the Excise Tax could, however, reduce the amount of cash available to the company (or the cash contribution to the target business in connection with our initial business combination).

Consequently, the value of your investment in our securities may decrease as a result of the Excise Tax. In addition, the Excise Tax may make a transaction with us less appealing to potential business combination targets, and thus, potentially hinder our ability to enter into and consummate an initial business combination. Further, the application of the Excise Tax in the event of a liquidation is uncertain, and the proceeds held in the trust account could be subject to the Excise Tax, in which case the per-share amount that would otherwise be received by our shareholders in connection with our liquidation may be reduced.

We face risks related to the ongoing Russian invasion of Ukraine and any other conflicts that may arise on a global or regional scale which may adversely affect the business and results of operations of the post-combination entity.

On February 24, 2022, the Russian Federation launched an invasion of Ukraine that has had an immediate impact on the global economy resulting in higher energy prices and higher prices for certain raw materials and goods and services which in turn is contributing to higher inflation in the United States and other countries across the globe with significant disruption to financial markets and supply and distribution chains for certain raw materials and goods and services on an unprecedented scale. The impact of the sanctions has also included disruptions to financial markets, an inability to complete financial or banking transactions, restrictions on travel and an inability to service existing or new customers in a timely manner in the affected areas of Europe. The Russian invasion of Ukraine has continued to escalate without any resolution of the invasion foreseeable in the near future with the short and long-term impact on financial and business conditions in Europe remaining highly uncertain.

The U.S. and the European Union responded to Russia’s invasion of Ukraine by imposing various economic sanctions on the Russian Federation to which the Russian Federation has responded in kind. The United Kingdom, Japan, South Korea, Australia and other countries across the globe have imposed their own sanctions on the Russian Federation. The United States, the European Union and such other countries acting together or separately could impose wider sanctions or take further actions against the Russian Federation if the conflict continues to escalate. Multinational corporations and other corporations and businesses with business and financial ties to the Russian Federation have either reduced or eliminated their ties to the Russian Federation in a manner that often exceeds what is required pursuant to sanctions by these countries.

Further, the Russian Federation’s cyberattacks and other action may impact businesses across the United States, the European Union and other nations across the globe including those without any direct business ties to the Russian Federation.

It is uncertain if the post-combination entity’s business, operation, or financial conditions could be materially impacted in the event of a downturn in the worldwide economy resulting from the Russian invasion of Ukraine and other conflicts with a global impact.

If we are deemed to be an investment company under the Investment Company Act, we may be required to institute burdensome compliance requirements and our activities may be restricted, which may make it difficult for us to complete our initial business combination.

If we are deemed to be an investment company under the Investment Company Act, our activities may be restricted, including:

●	restrictions on the nature of our investments; and

●	restrictions on the issuance of securities, each of which may make it difficult for us to complete our initial business combination.

In addition, we may have imposed upon us burdensome requirements, including:

●	registration as an investment company;

●	adoption of a specific form of corporate structure; and

●	reporting, record keeping, voting, proxy and disclosure requirements and other rules and regulations.

In order not to be regulated as an investment company under the Investment Company Act, unless we can qualify for an exclusion, we must ensure that we are engaged primarily in a business other than investing, reinvesting or trading of securities and that our activities do not include investing, reinvesting, owning, holding or trading “investment securities” constituting more than 40% of our assets (exclusive of U.S. government securities and cash items) on an unconsolidated basis. Our business will be to identify and complete a business combination and thereafter to operate the post-transaction business or assets for the long term. We do not plan to buy businesses or assets with a view to resale or profit from their resale. We do not plan to buy unrelated businesses or assets or to be a passive investor.

We do not believe that our anticipated principal activities will subject us to the Investment Company Act. To this end, the proceeds held in the trust account may only be invested in United States “government securities” within the meaning of Section 2(a)(16) of the Investment Company Act having a maturity of 185 days or less or in money market funds meeting certain conditions under Rule 2a-7 promulgated under the Investment Company Act which invest only in direct U.S. government treasury obligations; the holding of these assets in this form is intended to be temporary and for the sole purpose of facilitating the intended business combination. To mitigate the risk that we might be deemed to be an investment company for purposes of the Investment Company Act, which risk increases the longer that we hold investments in the trust account, we may, at any time, (based on our management team’s ongoing assessment of all factors related to our potential status under the Investment Company Act) instruct the trustee to liquidate the investments held in the trust account and instead to hold the funds in the trust account in cash or in an interest bearing demand deposit account at a bank. However, even if the assets in our trust account are U.S. Government securities or shares of money market funds registered under the Investment Company Act and regulated pursuant to Rule 2a-7 of that Act, we could nevertheless and at any time be considered to be operating as an unregistered investment company. If we are found to be operating as an unregistered investment company, we may be required to change our operations, wind down our operations, or register as an investment company. If we are required to wind down our operations as a result of this status, and are unable to complete our initial business combination, our public shareholders may receive only approximately $10.00 per share on the liquidation of our trust account and our rights will expire worthless, and our public shareholders would also lose the possibility of an investment opportunity in a target company as well as any potential price appreciation in the combined company following a business combination.

Pursuant to the trust agreement, the trustee is not permitted to invest in other securities or assets. By restricting the investment of the proceeds to these instruments, and by having a business plan targeted at acquiring and growing businesses for the long term (rather than on buying and selling businesses in the manner of a merchant bank or private equity fund), we intend to avoid being deemed an “investment company” within the meaning of the Investment Company Act.

Notwithstanding our investment of the proceeds held in our trust account in United States “government securities” following the closing of our initial public offering, we may still be considered to be operating as an unregistered investment company. If we are found to be operating as an unregistered investment company, we may be required to change or wind down our operations, or register as an investment company under the Investment Company Act. Our investors may face adverse consequences if we are required to wind down our operations as a result of our status as an unregistered investment company, such as the losses of the investment opportunity in a target company and any price appreciation in the combined company. If facts and circumstances change over time, we will update our disclosure to reflect how these changes impact the risks that we may be considered to be operating as an unregistered investment company under the new SPAC Rules.

This offering is not intended for persons who are seeking a return on investments in government securities or investment securities. The trust account is intended as a holding place for funds pending the earliest to occur of either: (a) the completion of our initial business combination; (b) the redemption of any public shares properly tendered in connection with a shareholder vote to amend our amended and restated memorandum and articles of association (i) to modify the substance or timing of our obligation to allow redemption in connection with our initial business combination or to redeem 100% of our public shares if we do not complete an initial business combination within the period to consummate the initial business combination or (ii) with respect to any other provisions relating to the rights of holders of our ordinary shares; or (c) absent our completing an initial business combination within the period to consummate the initial business combination, our return of the funds held in the trust account to our public shareholders as part of our redemption of the public shares. If we do not invest the proceeds as discussed above, we may be deemed to be subject to the Investment Company Act. If we were deemed to be subject to the Investment Company Act, compliance with these additional regulatory burdens would require additional expenses for which we have not allotted funds and may hinder our ability to complete a business combination. If we do not complete our initial business combination, our public shareholders may only receive their pro rata portion of the funds in the trust account that are available for distribution to public shareholders. As a result, our public shareholders will lose the investment opportunity in a target company and any price appreciation in the combined company. While we do not believe that our anticipated principal activities will subject us to the Investment Company Act, if any facts and circumstances change over time which would materially impact the risk that we may be considered to be operating as an unregistered investment company, we will update our disclosure to reflect such changes. However, if we are required to wind down our operations as a result of this status, such as the losses of the investment opportunity in a target company, any price appreciation in the combined company would be lost and our shares could become worthless.

To mitigate the risk that we might be deemed to be an investment company for purposes of the Investment Company Act, we may, at any time (based on our management team’s ongoing assessment of all factors related to our potential status under the Investment Company Act), instruct the trustee to liquidate the investments held in the trust account and instead to hold the funds in the trust account in an interest bearing demand deposit account at a bank until the earlier of the consummation of an initial business combination or our liquidation. As a result, following the liquidation of investments in the trust account, we will likely receive less interest on the funds held in the trust account than we would have had the trust account remained as initially invested, such that our public shareholders would receive less upon any redemption or liquidation of the Company than what they would have received had the investments not been liquidated.

The funds to be held in the trust account will, following this offering, be initially held only in U.S. government treasury obligations with a maturity of 185 days or less, in money market funds investing solely in U.S. government treasury obligations and meeting certain conditions under Rule 2a-7 under the Investment Company Act and in cash or cash like items (including demand deposit accounts) at a bank. However, to mitigate the risk of us being deemed to be an unregistered investment company (including under the subjective test of Section 3(a)(1)(A) of the Investment Company Act) and thus subject to regulation under the Investment Company Act, we may, at any time (based on our management team’s ongoing assessment of all factors related to our potential status under the Investment Company Act), instruct Efficiency, the trustee with respect to the trust account, to liquidate the U.S. government treasury obligations or money market funds held in the trust account and thereafter to hold all funds in the trust account in an interest bearing demand deposit account at a bank until the earlier of the consummation of our initial business combination or our liquidation. Following such liquidation, we will likely receive less interest on the funds held in the trust account than we would earn if the trust account remained invested in U.S. government treasury obligations with a maturity of 185 days or less or in money market funds investing solely in U.S. government treasury obligations and meeting certain conditions under Rule 2a-7 under the Investment Company Act. As a result, any decision to liquidate the investments held in the trust account and thereafter to hold all funds in the trust account in an interest-bearing demand deposit at a bank could reduce the dollar amount our public shareholders would receive upon any redemption or liquidation of the Company as compared to what they would have received had the investments not been so liquidated.

Notwithstanding the measures set forth above, we may still be deemed to be an investment company. The longer that the funds in the trust account are held in short-term U.S. government treasury obligations or in money market funds invested exclusively in such securities, the greater the risk that we may be deemed to be an unregistered investment company, in which case we may be required to liquidate. If our facts and circumstances change over time, we will update our disclosure to reflect how those changes impact the risk that we may be considered to be operating as an unregistered investment company. As disclosed above, we may determine, in our discretion, to liquidate the securities held in the trust account at any time and instead hold all funds in the trust account in an interest bearing demand deposit account or as cash or cash items at a bank, which could further reduce the dollar amount our public shareholders would receive upon any redemption or liquidation of the Company as compared to what they would have received had the investments not been so liquidated. Were we to liquidate the Company, our rights would expire worthless, and our securityholders would lose the investment opportunity associated with an investment in the target company with which we could have consummated an initial business combination. In addition, upon moving the funds from the trust account to a deposit account, we will maintain the cash items in bank accounts which, at times, may exceed federally insured limits as guaranteed by the FDIC. While we intend to place our deposits in high-quality banks, only a small portion of the funds in our trust account will be guaranteed by the FDIC.

Changes in laws or regulations, or a failure to comply with any laws and regulations, may adversely affect our business, including our ability to negotiate and complete our initial business combination and results of operations.

We are subject to laws and regulations enacted by national, regional and local governments. In particular, we will be required to comply with certain SEC and other legal requirements. Compliance with, and monitoring of, applicable laws and regulations may be difficult, time-consuming and costly. Those laws and regulations and their interpretation and application may also change from time to time and those changes could have a material adverse effect on our business, investments and results of operations. In addition, a failure to comply with applicable laws or regulations, as interpreted and applied, could have a material adverse effect on our business, including our ability to negotiate and complete our initial business combination, and results of operations.

On January 24, 2024, the SEC issued final rules (the “2024 SPAC Rules”), effective as of July 1, 2024. The 2024 SPAC Rules, among other items, impose additional disclosure requirements in initial public offerings by SPACs and business combination transactions involving SPACs and private operating companies; amend the financial statement requirements applicable to business combination transactions involving such companies; update and expand guidance regarding the general use of projections in SEC filings, as well as when projections are disclosed in connection with proposed business combination transactions; increase the potential liability of certain participants in proposed business combination transactions; and could impact the extent to which SPACs could become subject to regulation under the Investment Company Act of 1940, as amended. The 2024 SPAC Rules may materially adversely affect our business, including our ability to negotiate and complete, and the costs associated with, our initial business combination, and results of operations, as well as our ability to optimize the trust’s income potential in U.S. government treasury obligations with a maturity of 185 days or less or in money market funds meeting certain conditions under Rule 2a-7 under the Investment Company Act, which invest only in direct U.S. government treasury obligations.

It is possible that a claim could be made that we have been operating as an unregistered investment company. This risk may be increased if we continue to hold the funds in the trust account in short-term U.S. government treasury obligations or in money market funds invested exclusively in such securities, rather than instructing the trustee to liquidate the securities in the trust account and hold the funds in cash. However, if we are deemed to be an investment company and subject to compliance with and regulation under the Investment Company Act, we would be subject to additional regulatory burdens and expenses for which we have not allotted funds. As a result, unless we are able to modify our activities so that we would not be deemed an investment company, we would expect to abandon our efforts to complete an initial business combination and instead liquidate. If we are required to liquidate, our stockholders would not be able to realize the benefits of owning stock in a successor operating business, including the potential appreciation in the value of our stock and rights following such a transaction.

The securities in which we invest the funds held in the trust account could bear a negative rate of interest, which could reduce the value of the assets held in trust such that the per-share redemption amount received by public shareholders may be less than approximately $10.00 per share.

The proceeds held in the trust account will be invested only in U.S. government treasury obligations with a maturity of 185 days or less or in money market funds meeting certain conditions under Rule 2a-7 under the Investment Company Act, which invest only in direct U.S. government treasury obligations. While short-term U.S. government treasury obligations currently yield a positive rate of interest, they have briefly yielded negative interest rates in recent years. Central banks in Europe and Japan pursued interest rates below zero in recent years, and the Open Market Committee of the Federal Reserve has not ruled out the possibility that it may in the future adopt similar policies in the United States. In the event that we do not to complete our initial business combination or make certain amendments to our amended and restated memorandum and articles of association, our public shareholders are entitled to receive their pro-rata share of the proceeds held in the trust account, plus any interest income, net of taxes payable (less, in the case we are unable to complete our initial business combination, $100,000 of dissolution expenses). Negative interest rates could reduce the value of the assets held in trust such that the per-share redemption amount received by public shareholders may be less than approximately $10.00 per share.

If we have not completed an initial business combination within the period to consummate the initial business combination, our public shareholders may be forced to wait beyond such period to consummate the initial business combination before redemption from our trust account.

If we have not completed an initial business combination within the period to consummate the initial business combination, the proceeds then on deposit in the trust account, including interest earned on the funds held in the trust account and not previously released to us to pay our taxes, if any (less up to $100,000 of the interest to pay dissolution expenses), will be used to fund the redemption of our public shares, as further described herein. Any redemption of public shareholders from the trust account will be effected automatically by function of our amended and restated memorandum and articles of association prior to any voluntary winding up. If we are required to wind-up, liquidate the trust account and distribute such amount therein, pro rata, to our public shareholders, as part of any liquidation process, such winding up, liquidation and distribution must comply with the applicable provisions of the Companies Act. In that case, investors may be forced to wait beyond the period to consummate the initial business combination before the redemption proceeds of our trust account become available to them, and they receive the return of their pro rata portion of the proceeds from our trust account. We have no obligation to return funds to investors prior to the date of our redemption or liquidation unless we complete our initial business combination prior thereto and only then in cases where investors have sought to redeem their ordinary shares. Only upon our redemption or any liquidation will public shareholders be entitled to distributions if we do not complete our initial business combination.

Our shareholders may be held liable for claims by third parties against us to the extent of distributions received by them upon redemption of their shares.

If we are forced to enter an insolvent liquidation, any distributions received by shareholders could be viewed as an unlawful payment if it was proved that immediately following the date on which the distribution was made, we were unable to pay our debts as they fall due in the ordinary course of business. As a result, a liquidator could seek to recover some, or all amounts received by our shareholders. Furthermore, our directors may be viewed as having breached their fiduciary duties to us or our creditors and/or may have acted in bad faith, thereby exposing themselves and our company to claims, by paying public shareholders from the trust account prior to addressing the claims of creditors. We cannot assure you that claims will not be brought against us for these reasons. We and our directors and officers who knowingly and willfully authorized or permitted any distribution to be paid out of our share premium account while we were unable to pay our debts as they fall due in the ordinary course of business would be guilty of an offence and may be liable to a fine and imprisonment in the Cayman Islands.

We may not hold an annual meeting of shareholders until after the completion of our initial business combination.

In accordance with the NYSE corporate governance requirements, we are not required to hold an annual general meeting until no later than one year after our first fiscal year end following our listing on NYSE. There is no requirement under the Companies Act for us to hold annual or extraordinary general meetings to appoint directors. Until we hold an annual general meeting, public shareholders may not be afforded the opportunity to appoint directors and to discuss company affairs with management.

The grant of registration rights to our initial shareholders may make it more difficult to complete our initial business combination, and the future exercise of such rights may adversely affect the market price of the ordinary shares.

Pursuant to an agreement to be entered into concurrently with the issuance and sale of the securities in this offering, our initial shareholders and their permitted transferees can demand that we register the resale of the founder shares. We will bear the cost of registering these securities. The registration and availability of such a significant number of securities for trading in the public market may have an adverse effect on the market price of our ordinary shares. In addition, the existence of the registration rights may make our initial business combination more costly or difficult to conclude. This is because the shareholders of the target business may increase the equity stake they seek in the combined entity or ask for more cash consideration to offset the negative impact on the market price of our ordinary shares that is expected when the securities owned by our initial shareholders or holders of working capital loans or their respective permitted transferees are registered for resale.

Because we are neither limited to evaluating a target business in a particular industry sector nor have we selected any specific target businesses with which to pursue our initial business combination, you will be unable to ascertain the merits or risks of any particular target business’ operations.

We may pursue business combination opportunities in any sector, except that we will not, under our amended and restated memorandum and articles of association, be permitted to effectuate our initial business combination with another blank check company or similar company with nominal operations. Because we have not yet selected or approached any specific target business with respect to a business combination, there is no basis to evaluate the possible merits or risks of any particular target business’ operations, results of operations, cash flows, liquidity, financial condition or prospects. To the extent we complete our initial business combination, we may be affected by numerous risks inherent in the business operations with which we combine. Although our officers and directors will endeavor to evaluate the risks inherent in a particular target business, we cannot assure you that we will properly ascertain or assess all of the significant risk factors or that we will have adequate time to complete due diligence.

Furthermore, some of these risks may be outside of our control and leave us with no ability to control or reduce the chances that those risks will adversely impact a target business. We also cannot assure you that an investment in our public shares will ultimately prove to be more favorable to investors than a direct investment, if such opportunity were available, in a business combination target. Accordingly, any shareholders who choose to remain shareholders following our initial business combination could suffer a reduction in the value of their securities. Such shareholders are unlikely to have a remedy for such reduction in value unless they are able to successfully claim that the reduction was due to the breach by our officers or directors of a duty of care or other fiduciary duty owed to them, or if they are able to successfully bring a private claim under securities laws that the proxy solicitation or tender offer materials, as applicable, relating to the initial business combination contained an actionable material misstatement or material omission.

We may seek acquisition opportunities in industries or sectors which may or may not be outside of our management’s area of expertise.

We will consider a business combination outside of our management’s area of expertise if a business combination candidate is presented to us and we determine that such candidate offers an attractive acquisition opportunity for our company. Although our management will endeavor to evaluate the risks inherent in any particular business combination candidate, we cannot assure you that we will adequately ascertain or assess all of the significant risk factors. We also cannot assure you that an investment in our public shares will not ultimately prove to be less favorable to investors in this offering than a direct investment, if an opportunity were available, in a business combination candidate. In the event we elect to pursue an acquisition outside of the areas of our management’s expertise, our management’s expertise may not be directly applicable to its evaluation or operation, and the information contained in this prospectus regarding the areas of our management’s expertise would not be relevant to an understanding of the business that we elect to acquire. As a result, our management may not be able to adequately ascertain or assess all of the significant risk factors. Accordingly, any shareholders who choose to remain shareholders following our initial business combination could suffer a reduction in the value of their shares. Such shareholders are unlikely to have a remedy for such reduction in value.

Although we have identified general criteria and guidelines that we believe are important in evaluating prospective target businesses and our strategy will be to identify, acquire and build a company in our target investment area, we may enter into our initial business combination with a target that does not meet such criteria and guidelines, and as a result, the target business with which we enter into our initial business combination may not have attributes entirely consistent with our general criteria and guidelines.

Although we have identified general criteria and guidelines for evaluating prospective target businesses, it is possible that a target business with which we enter into our initial business combination will not have all of these positive attributes. If we complete our initial business combination with a target that does not meet some or all of these guidelines, such combination may not be as successful as a combination with a business that does meet all of our general criteria and guidelines. In addition, if we announce a prospective business combination with a target that does not meet our general criteria and guidelines, a greater number of shareholders may exercise their redemption rights, which may make it difficult for us to meet any closing condition with a target business that requires us to have a minimum net worth or a certain amount of cash. In addition, if shareholder approval of the transaction is required by applicable law or stock exchange requirements, or we decide to obtain shareholder approval for business or other legal reasons, it may be more difficult for us to attain shareholder approval of our initial business combination if the target business does not meet our general criteria and guidelines. If we are unable to complete our initial business combination, our public shareholders may receive only approximately $10.00 per share (whether or not the underwriters’ over-allotment option is exercised in full) or potentially less than $10.00 per share on our redemption, and our rights will expire worthless. See “— If third parties bring claims against us, the proceeds held in the trust account could be reduced and the per-share redemption amount received by shareholders may be less than $10.00 per share” and other risk factors herein.

We may seek business combination opportunities with a financially unstable business or an entity lacking an established record of revenue, cash flow or earnings, which could subject us to volatile revenues, cash flows or earnings or difficulty in retaining key personnel.

To the extent we complete our initial business combination with a financially unstable business or an entity lacking an established record of revenues or earnings, we may be affected by numerous risks inherent in the operations of the business with which we combine. These risks include volatile revenues or earnings and difficulties in obtaining and retaining key personnel. Although our officers and directors will endeavor to evaluate the risks inherent in a particular target business, we may not be able to properly ascertain or assess all of the significant risk factors and we may not have adequate time to complete due diligence. Furthermore, some of these risks may be outside of our control and leave us with no ability to control or reduce the chances that those risks will adversely impact a target business.

We are not required to obtain an opinion from an independent accounting or investment banking firm, and consequently, you may have no assurance from an independent source that the price we are paying for the business is fair to our shareholders from a financial point of view.

Unless we complete our initial business combination with an affiliated entity or our board cannot independently determine the fair market value of the target business or businesses, we are not required to obtain an opinion from an independent accounting firm or independent investment banking firm which is a member of FINRA or other firm that ordinarily renders valuation opinions that the price we are paying is fair to our company or fair to our shareholders from a financial point of view. If no opinion is obtained, our shareholders will be relying on the judgment of our board of directors, who will determine fair market value based on standards generally accepted by the financial community. Such standards used will be disclosed in our proxy solicitation or tender offer materials, as applicable, related to our initial business combination.

Our independent registered public accounting firm’s report contains an explanatory paragraph that expresses substantial doubt about our ability to continue as a “going concern.”

As of January 31, 2026, we had $91,719 in cash and no cash equivalents and a working capital deficiency of $91,665. Further, we expect to incur significant costs in pursuit of our acquisition plans. Management’s plans to address this need for capital through this offering are discussed in the section of this prospectus titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” Our plans to raise capital and to consummate our initial business combination may not be successful. Macroeconomic and geopolitical factors, among others, raise substantial doubt about our ability to continue as a going concern. The financial statements contained elsewhere in this prospectus do not include any adjustments that might result from our inability to consummate this offering or our inability to continue as a going concern.

Resources could be wasted in researching business combinations that are not completed, which could materially adversely affect subsequent attempts to locate and acquire or merge with another business. If we are unable to complete our initial business combination, our public shareholders may receive only approximately $10.00 per share, or less than such amount in certain circumstances, on the liquidation of our trust account and our rights will expire worthless.

We anticipate that the investigation of each specific target business and the negotiation, drafting and execution of relevant agreements, disclosure documents and other instruments will require substantial management time and attention and substantial costs for accountants, attorneys, consultants and others. If we decide not to complete a specific initial business combination, the costs incurred up to that point for the proposed transaction likely would not be recoverable. Furthermore, if we reach an agreement relating to a specific target business, we may fail to complete our initial business combination for any number of reasons including those beyond our control. Any such event will result in a loss to us of the related costs incurred which could materially adversely affect subsequent attempts to locate and acquire or merge with another business. If we are unable to complete our initial business combination, our public shareholders may receive only approximately $10.00 per share on the liquidation of our trust account and our rights will expire worthless. In certain circumstances, our public shareholders may receive less than $10.00 per share on the redemption of their shares. See “— If third parties bring claims against us, the proceeds held in the trust account could be reduced and the per-share redemption amount received by shareholders may be less than $10.00 per share” and other risk factors herein.

We may engage in a business combination with one or more target businesses that have relationships with entities that may be affiliated with our sponsor, executive officers, directors or existing holders which may raise potential conflicts of interest.

In light of the involvement of our sponsor, its members and our executive officers and directors with other entities, we may decide to acquire one or more businesses affiliated with our sponsor, executive officers, directors or existing holders. Our directors also serve as officers and board members for other entities, including, without limitation, those described under the section of this prospectus entitled “Management - Conflicts of Interest.” Our sponsor and our directors and officers, or their respective affiliates may sponsor, form or participate in other blank check companies similar to ours during the period in which we are seeking an initial business combination. Such entities may compete with us for business combination opportunities. Our sponsor, officers and directors are not currently aware of any specific opportunities for us to complete our initial business combination with any entities with which they are affiliated, and there have been no substantive discussions concerning a business combination with any such entity or entities. Although we will not be specifically focusing on, or targeting, any transaction with any affiliated entities, we would pursue such a transaction if we determined that such affiliated entity met our criteria for a business combination as set forth in the section of this prospectus entitled “Proposed Business - Evaluation of a Target Business and Structuring of our Initial Business Combination” and such transaction was approved by a majority of our independent and disinterested directors. Despite our agreement to obtain an opinion from an independent investment banking firm which is a member of FINRA, or from an independent accounting firm, regarding the fairness to our company from a financial point of view of a business combination with one or more domestic or international businesses affiliated with our sponsor, executive officers, directors or existing holders, potential conflicts of interest still may exist and, as a result, the terms of the initial business combination may not be as advantageous to our public shareholders as they would be absent any conflicts of interest.

Since our sponsor, officers and directors will lose their entire investment in us if our initial business combination is not completed (except with respect to any public shares they may hold), a conflict of interest may arise in determining whether a particular business combination target is appropriate for our initial business combination.

In connection with the Company’s formation, one ordinary share was issued to each of F&L Corp Limited and JessieZheng Holding Limited as initial subscribers, for an aggregate price of $0.0002. On January 14, 2026, one ordinary share was transferred from each of F&L Corp Limited and JessieZheng Holding Limited to Horizon Glow for an aggregate price of $0.0002. On January 29, 2026, the Company issued to our sponsor 2,875,000 founder shares for an aggregate purchase price of $25,000. As a result, Horizon currently holds a total of 2,875,002 ordinary shares, for which it paid an aggregate of $25,000.0002, resulting in an average purchase price of approximately $0.0087 per share. The number of founder shares issued was determined with the expectation to maintain ownership at approximately 20% of the issued and outstanding shares after this offering (without giving effect to the placement units and assuming they do not purchase units in this offering). In addition, our sponsor has committed to purchase an aggregate of 219,700 of the placement units at a price of $10.00 per unit, for an aggregate purchase price of $2,197,000, regardless of whether the over-allotment option is exercised. Each placement unit consists of one ordinary share and one right to purchase one-eighth (1/8) of one ordinary share.

Holders of founder shares have agreed (A) to vote any shares owned by them in favor of any proposed initial business combination and (B) not to redeem any founder shares in connection with a shareholder vote to approve a proposed initial business combination or in connection with a shareholder vote to approve an amendment to our amended and restated memorandum and articles of association. In addition, we may obtain loans from our sponsor, affiliates of our sponsor or an officer or director.

The acquisition of founder shares and private placement units by the sponsor provides a substantial equity stake, potentially incentivizing the completion of a business combination even if the target’s long-term prospects are uncertain. In addition, while the nominal initial investment in founder shares ($0.0087 in this case) is typical for SPACs, it creates an asymmetry of risk between our sponsor and our public shareholders such as potentially enabling the sponsor to make a substantial profit even if we select an acquisition target that subsequently declines in value and is ultimately unprofitable to our public shareholders. For a detailed discussion of potential conflicts of interest, please refer to section titled “Management — Conflicts of Interest.”

The repayment of loans to the sponsor for offering and organizational expenses, the ongoing monthly payments to an affiliate of the sponsor, and the potential conversion of working capital loans into units of the post-business combination entity raise concerns about related party transactions and their potential impact on shareholder value. The lack of independent oversight of such transactions creates additional risk.

The personal and financial interests of our officers and directors may influence their motivation in identifying and selecting a target business combination, completing an initial business combination and influencing the operation of the business following the initial business combination. For example, the possibility of officers and directors receiving compensation or the sponsor receiving fees contingent upon the successful completion of a business combination can create pressure to finalize a deal, regardless of its merits. This structure may prioritize deal closure over maximizing shareholder value. This risk may become more acute as the 18 or 24-month anniversary (subject to any additional extensions by way of amendment to our amended and restated memorandum and articles of association) of the closing of this offering nears, which is the deadline to complete an initial business combination.

The conversion of any working capital loans or extension loans into working capital units or extension units may result in significant dilution to your public shares.

In order to meet our working capital needs following the consummation of this offering until completion of an initial business combination, our sponsor, officers and directors or their affiliates or designees may, but are not obligated to, loan us funds, from time to time or at any time, in whatever amount they deem reasonable in their sole discretion. The notes would either be paid upon consummation of our initial business combination, without interest, or, at the lender’s discretion, up to $1,500,000 of the notes, or the “working capital notes,” may be converted upon consummation of our business combination into working capital units at a price of $10.00 per unit, or the “working capital units.” In addition, our sponsor, officers and directors or their affiliates or designees may loan us funds in support of our potential extension to allow additional time for us to complete an initial business combination which will be evidenced in extension convertible notes, or the “extension notes,” to be repaid in cash or $10.00 per unit, or the “extension units,” at the closing of our initial business combination. If we do not complete our initial business combination, the loans would be repaid out of funds not held in the Trust Account, and only to the extent available. Our sponsor, officers and directors or their affiliates or designees may but are not required to convert such working capital notes or extension notes into working capital units or extension units.

The amount of working capital loans or extension loans our sponsor, officers and directors or their affiliates or designees may provide to us is uncertain, and it is even less certain the amount of such loans may be converted into working capital units or extension units by such lender. The conversion of such loans and the issuance of such working capital units or extension units, including the issuance of the ordinary shares and rights underlying such working capital units or extension units may significantly reduce the equity interest of investors in this offering; may cause a change in control if a substantial number of ordinary shares are issued, which may affect, among other things, our ability to use our net operating loss carry forwards, if any, and could result in the resignation or removal of our present officers and directors; may have the effect of delaying or preventing a change of control of us by diluting the share ownership or voting rights of a person seeking to obtain control of us; and may adversely affect prevailing market prices for our ordinary shares.

We may engage one or more of our underwriters or one of their respective affiliates to provide additional services to us after this offering, which may include acting as financial advisor in connection with an initial business combination or as placement agent in connection with a related financing transaction. Our underwriter is entitled to receive deferred compensation shares that will be issued only on the completion of an initial business combination. These financial incentives may cause them to have potential conflicts of interest in rendering any such additional services to us after this offering, including, for example, in connection with the sourcing and consummation of an initial business combination.

We may engage one or more of our underwriters or one of their respective affiliates to provide additional services to us after this offering, including, for example, identifying potential targets, providing financial advisory services, acting as a placement agent in a private offering or arranging debt financing. We may pay such underwriter or its affiliate fair and reasonable fees or other compensation that would be determined at that time in an arm’s length negotiation; provided that no agreement will be entered into with any of the underwriters or their respective affiliates and no fees or other compensation for such services will be paid to any of the underwriters or their respective affiliates prior to the date that is 60 days from the date of this prospectus, unless such payment would not be deemed underwriters’ compensation in connection with this offering. The underwriters are also entitled to receive deferred compensation shares that are conditioned on the completion of an initial business combination. The underwriters’ or their respective affiliates’ financial interests tied to the consummation of a business combination transaction may give rise to potential conflicts of interest in providing any such additional services to us, including potential conflicts of interest in connection with the sourcing and consummation of an initial business combination.

Since our officers and directors will share in any appreciation of the founder shares purchased at approximately $0.0087 per share, a conflict of interest may arise in determining whether a particular target business is appropriate for our initial business combination.

Each of the officers and directors who will assist us in sourcing potential acquisition targets may have an interest in the founder shares as of the date hereof. These officers and directors will share in any appreciation of the founder shares purchased and subsequently assigned to them by the sponsor, provided that we successfully complete a business combination. We believe that this structure aligns the incentives of these officers and directors with the interests of our shareholders. However, investors should be aware that this structure also creates an incentive whereby our officers and directors could potentially make a substantial profit even if we complete a business combination with a target that ultimately declines in value and is not profitable for our public shareholders.

We may issue notes or other debt securities, or otherwise incur substantial debt, to complete a business combination, which may adversely affect our leverage and financial condition and thus negatively impact the value of our shareholders’ investment in us.

Although we have no commitments as of the date of this prospectus to issue any notes or other debt securities, or to otherwise incur outstanding debt following this offering, we may choose to incur substantial debt to complete our initial business combination. We and our officers have agreed that we will not incur any indebtedness unless we have obtained from the lender a waiver of any right, title, interest or claim of any kind in or to the monies held in the trust account. As such, no issuance of debt will affect the per-share amount available for redemption from the trust account. Nevertheless, the incurrence of debt could have a variety of negative effects, including:

●	default and foreclosure on our assets if our operating revenues after an initial business combination are insufficient to repay our debt obligations;

●	acceleration of our obligations to repay the indebtedness even if we make all principal and interest payments when due if we breach certain covenants that require the maintenance of certain financial ratios or reserves without a waiver or renegotiation of that covenant;

●	our immediate payment of all principal and accrued interest, if any, if the debt security is payable on demand;

●	our inability to obtain necessary additional financing if the debt security contains covenants restricting our ability to obtain such financing while the debt security is outstanding;

●	our inability to pay dividends on our ordinary shares;

●	using a substantial portion of our cash flow to pay principal and interest on our debt, which will reduce the funds available for dividends on our ordinary shares if declared, our ability to pay expenses, make capital expenditures and acquisitions and fund other general corporate purposes;

●	limitations on our flexibility in planning for and reacting to changes in our business and in the industry in which we operate;

●	increased vulnerability to adverse changes in general economic, industry and competitive conditions and adverse changes in government regulation; and

●	limitations on our ability to borrow additional amounts for expenses, capital expenditures, acquisitions, debt service requirements and execution of our strategy and other purposes and other disadvantages compared to our competitors who have less debt.

We may only be able to complete one business combination with the proceeds of this offering and the sale of the placement units, which will cause us to be solely dependent on a single business which may have a limited number of products or services. This lack of diversification may negatively impact our operations and profitability. Of the net proceeds from this offering and the sale of the placement units, $100,000,000 (or $115,000,000 if the underwriters’ over-allotment option is exercised in full) will be available to complete our initial business combination and pay related fees and expenses.

We may effectuate our initial business combination with a single target business or multiple target businesses simultaneously or within a short period of time. However, we may not be able to effectuate our initial business combination with more than one target business because of various factors, including the existence of complex accounting issues and the requirement that we prepare and file pro forma financial statements with the SEC that present operating results and the financial condition of several target businesses as if they had been operated on a combined basis. By completing our initial business combination with only a single entity, our lack of diversification may subject us to numerous economic, competitive and regulatory developments. Further, we would not be able to diversify our operations or benefit from the possible spreading of risks or offsetting of losses, unlike other entities which may have the resources to complete several business combinations in different industries or different areas of a single industry. Accordingly, the prospects for our success may be:

●	solely dependent upon the performance of a single business, property or asset; or

●	dependent upon the development or market acceptance of a single or limited number of products, processes or services.

This lack of diversification may subject us to numerous economic, competitive and regulatory risks, any or all of which may have a substantial adverse impact upon the particular industry in which we may operate subsequent to our initial business combination.

In evaluating a prospective target business for our initial business combination, our management will rely on the availability of all of the funds from the sale of the placement units to be used as part of the consideration to the sellers in the initial business combination. If the sale of some or all of the placement units fails to close, for any reason, we may lack sufficient funds to consummate our initial business combination.

Our sponsor has agreed to purchase an aggregate of up to 219,700 placement units at a price of $10.00 per unit, for an aggregate purchase price of $2,197,000, regardless of whether the over-allotment option is exercised, in a private placement that will close simultaneously with the closing of our initial business combination. Each placement unit consists of one ordinary share and one-eighth (1/8) of one right. These securities will also be worthless if we do not complete an initial business combination.

The funds from the sale of these placement units may be used as part of the consideration to the sellers in our initial business combination, expenses in connection with our initial business combination or for working capital in the post-transaction company. The obligations under the placement agreement do not depend on whether any public shareholders elect to redeem their shares and provide us with a minimum funding level for the initial business combination. If the sale of the placement units does not close for any reason, including by reason of the failure by the sponsor to fund the purchase price for their units, we may lack sufficient funds to consummate our initial business combination.

We may be able to complete only one business combination with the proceeds of this offering and the sale of the placement units, which will cause us to be solely dependent on a single business, which may have a limited number of products or services and limited operating activities. This lack of diversification may negatively impact our operating results and profitability.

Of the net proceeds from this offering and the sale of the placement units, $100,000,000 (or $115,000,000 if the underwriters’ over-allotment option is exercised in full) will be available to complete our initial business combination and pay related fees and expenses. We may effectuate our initial business combination with a single target business or multiple target businesses simultaneously or within a short period of time. However, we may not be able to effectuate our initial business combination with more than one target business because of various factors, including the existence of complex accounting issues and the requirement that we prepare and file pro forma financial statements with the SEC that present operating results and the financial condition of several target businesses as if they had been operated on a combined basis. By completing our initial business combination with only a single entity, our lack of diversification may subject us to numerous economic, competitive and regulatory developments.

Further, we would not be able to diversify our operations or benefit from the possible spread of risks or offsetting of losses, unlike other entities that may have the resources to complete several business combinations in different industries or different areas of a single industry. Accordingly, the prospects for our success may be:

●	solely dependent upon the performance of a single business, property or asset, or

●	dependent upon the development or market acceptance of a single or limited number of products, processes or services.

This lack of diversification may subject us to numerous economic, competitive and regulatory risks, any or all of which may have a substantial adverse impact upon the particular industry in which we may operate subsequent to our initial business combination.

We may attempt to simultaneously complete business combinations with multiple prospective targets, which may hinder our ability to complete our initial business combination and give rise to increased costs and risks that could negatively impact our operations and profitability.

If we determine to simultaneously acquire several businesses that are owned by different sellers, we will need for each of such sellers to agree that our purchase of its business is contingent on the simultaneous closings of the other business combinations, which may make it more difficult for us, and delay our ability, to complete our initial business combination. With multiple business combinations, we could also face additional risks, including additional burdens and costs with respect to possible multiple negotiations and due diligence (if there are multiple sellers) and the additional risks associated with the subsequent assimilation of the operations and services or products of the acquired companies in a single operating business. If we are unable to adequately address these risks, it could negatively impact our profitability and results of operations.

We may issue our shares to investors in connection with our initial business combination at a price that is less than $10.00 or the prevailing market price of our shares at that time which could potentially dilute the interests of our existing shareholders and add costs.

In connection with our initial business combination, we may issue shares to investors in private placement transactions (so-called PIPE transactions) in order to complete a proposed business combination and provide sufficient liquidity to the post-business combination entity. As of the date of this prospectus, we have no commitments to issue any shares in connection with such a transaction. The price of the shares so issued may be less, and potentially significantly less, than $10.00 per share or the market price for our shares at such time. Any such issuances of equity securities at a price that is less than $10.00 or the prevailing market price of our shares at that time could be structured to ensure a return on investment to the investors and could dilute the interests of our existing shareholders in a manner that would not ordinarily occur in a traditional initial public offering and could result in both a reduction in the trading price of our shares to the price at which we issue such equity securities and fluctuations in the net tangible book value per share of the combined company’s securities following the completion of our initial business combination. We may also provide price protection or other incentives, or issue convertible securities such as preferred equity or convertible debt, and the exercise or conversion price of those securities may be fixed or adjustable, and may be less, and potentially significantly less, than $10.00 per share or the market price for our shares at such time. Such issuances could also result in additional transaction costs related to our initial business combination compared to a traditional initial public offering, including the placement fees associated with the engagement of a placement agent in connection with PIPE transactions.

We may attempt to complete our initial business combination with a private company about which little information is available, which may result in a business combination with a company that is not as profitable as we suspected, if at all.

In pursuing our acquisition strategy, we may seek to effectuate our initial business combination with a privately held company. By definition, very little public information generally exists about private companies, and we could be required to make our decision on whether to pursue a potential initial business combination on the basis of limited information, which may result in a business combination with a company that is not as profitable as we suspected, if at all.

We may seek business combination opportunities with a high degree of complexity that require significant operational improvements, which could delay or prevent us from achieving our desired results.

We may seek business combination opportunities with large, highly complex companies that we believe would benefit from operational improvements. While we intend to implement such improvements, to the extent that our efforts are delayed or we are unable to achieve the desired improvements, the initial business combination may not be as successful as we anticipate. To the extent we complete our initial business combination with a large complex business or entity with a complex operating structure, we may also be affected by numerous risks inherent in the operations of the business with which we combine, which could delay or prevent us from implementing our strategy. Although our management team will endeavor to evaluate the risks inherent in a particular target business and its operations, we may not be able to properly ascertain or assess all of the significant risk factors until we complete our initial business combination. If we are not able to achieve our desired operational improvements, or the improvements take longer to implement than anticipated, we may not achieve the gains that we anticipate. Furthermore, some of these risks and complexities may be outside of our control and leave us with no ability to control or reduce the chances that those risks and complexities will adversely impact a target business. Such combination may not be as successful as a combination with a smaller, less complex organization.

We do not have a specified maximum redemption threshold. The absence of such a redemption threshold may make it possible for us to complete our initial business combination with which a substantial majority of our shareholders do not agree.

Our amended and restated memorandum and articles of association will not provide a specified maximum redemption threshold. Our proposed initial business combination may impose a minimum cash requirement for (i) cash consideration to be paid to the target or its owners, (ii) cash for working capital or other general corporate purposes or (iii) the retention of cash to satisfy other conditions. As a result, we may be able to complete our initial business combination even though a substantial majority of our public stockholders do not agree with the transaction and have redeemed their shares or, if we seek stockholder approval of our initial business combination and do not conduct redemptions in connection with our initial business combination pursuant to the tender offer rules, have entered into privately negotiated agreements to sell their shares to our sponsor, officers, directors, advisory board members or any of their affiliates. In the event the aggregate cash consideration we would be required to pay for all ordinary shares that are validly submitted for redemption plus any amount required to satisfy cash conditions pursuant to the terms of the proposed business combination exceed the aggregate amount of cash available to us, we will not complete the business combination or redeem any shares, all ordinary shares submitted for redemption will be returned to the holders thereof, and we instead may search for an alternate business combination.

In order to effectuate an initial business combination, blank check companies have, in the recent past, amended various provisions of their charters and other governing instruments. We cannot assure you that we will not seek to amend our amended and restated memorandum and articles of association or governing instruments in a manner that will make it easier for us to complete our initial business combination that our shareholders may not support.

In order to effectuate an initial business combination, blank check companies have, in the recent past, amended various provisions of their charters and modified governing instruments, including their rights agreements. For example, blank check companies have amended the definition of business combination, increased redemption thresholds, changed industry focus and extended the time to consummate an initial business combination and, with respect to their rights, amended their rights agreements to require the rights to be automatically converted at the closing of the business combination even if the issuer is not the survivor of the initial business combination. Amending our amended and restated memorandum and articles of association will require the approval of a special resolution, being a resolution passed by a majority of no less than two-thirds of the votes by shareholders voting in person or by proxy at a duly constituted (quorate) general meeting of the Company and amending our rights agreement will require a vote of holders of at least a majority of the shareholders entitled to vote thereon and, solely with respect to any amendment to the terms of the placement rights or any provision of our rights agreement with respect to the placement rights, a majority of the number of the then outstanding placement rights.

In addition, our amended and restated memorandum and articles of association will require us to provide our public shareholders with the opportunity to redeem their public shares for cash if we propose an amendment to our amended and restated memorandum and articles of association to (A) modify the substance or timing of our obligation to provide for the redemption of our public shares in connection with an initial business combination or to redeem 100% of our public shares if we do not complete our initial business combination within the period to consummate the initial business combination or (B) with respect to any other material provisions relating to shareholders’ rights or pre-initial business combination activity. To the extent any such amendments would be deemed to fundamentally change the nature of any securities offered through the registration statement of which this prospectus forms a part, we would register, or seek an exemption from registration for, the affected securities. We cannot assure you that we will not seek to amend our charter or governing instruments or extend the time to consummate an initial business combination in order to effectuate our initial business combination.

The provisions of our amended and restated memorandum and articles of association that relate to our pre-business combination activity (and corresponding provisions of the agreement governing the release of funds from our trust account) may be amended with the approval of a special resolution, being a resolution passed by a majority of no less than two-thirds of the votes by shareholders voting in person or by proxy at a duly constituted (quorate) general meeting of the Company, which is a lower amendment threshold than that of some other blank check companies. It may be easier for us, therefore, to amend our amended and restated memorandum and articles of association to facilitate the completion of an initial business combination that some of our shareholders may not support.

Our amended and restated memorandum and articles of association will provide that any of its provisions related to pre-initial business combination activity (including the requirement to deposit proceeds of this offering and the private placement of units into the trust account and not release such amounts except in specified circumstances, and to provide redemption rights to public shareholders as described herein and including to permit us to withdraw funds from the trust account such that the per share amount investors will receive upon any redemption or liquidation is substantially reduced or eliminated) may be amended if approved by a special resolution, being a resolution passed by a majority of no less than two-thirds of the votes by shareholders voting in person or by proxy at a duly constituted (quorate) general meeting of the Company. We may not issue additional securities that can vote on amendments to our amended and restated memorandum and articles of association.

Our initial shareholders, who will collectively beneficially own approximately 20% of our ordinary shares upon closing of this offering (assuming they do not purchase any units in this offering), will participate in any vote to amend our amended and restated memorandum and articles of association and/or trust agreement and will have the discretion to vote in any manner they choose. As a result, we may be able to amend the provisions of our amended and restated memorandum and articles of association, which govern our pre-initial business combination behavior more easily than some other blank check companies, and this may increase our ability to complete an initial business combination with which you do not agree. Our shareholders may pursue remedies against us for any breach of our amended and restated memorandum and articles of association.

Our sponsor, officers and directors have agreed, pursuant to a written agreement with us, that they will not propose any amendment to our amended and restated memorandum and articles of association to (A) modify the substance or timing of our obligation to provide for the redemption of our public shares in connection with an initial business combination or to redeem 100% of our public shares if we do not complete our initial business combination within the period to consummate the initial business combination or (B) with respect to any other material provisions relating to shareholders’ rights or pre-initial business combination activity, unless we provide our public shareholders with the opportunity to redeem their ordinary shares upon approval of any such amendment at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the trust account (including interest, net of taxes), divided by the number of then outstanding public shares. These agreements are contained in a letter agreement that we have entered into with our sponsor, officers and directors. Our shareholders are not parties to, or third-party beneficiaries of, these agreements and, as a result, will not have the ability to pursue remedies against our sponsor, officers or directors for any breach of these agreements. As a result, in the event of a breach, our shareholders would need to pursue a shareholder derivative action, subject to applicable law.

Our letter agreement with our sponsor, directors and officers may be amended without shareholder approval.

Our letter agreement with our sponsor, directors and officers contains provisions relating to transfer restrictions of our founder shares and private units, indemnification of the trust account, waiver of redemption rights and participation in liquidation distributions from the trust account. This letter agreement may be amended without shareholder approval (although releasing the parties from the restriction not to transfer our founder shares for 180 days following the date of this prospectus will require the prior written consent of the underwriters). Moreover, certain other agreements relating to this offering may be amended without shareholder approval. While we do not expect our board to approve any amendment to these agreements prior to our initial business combination, it may be possible that our board, in exercising its business judgment and subject to its fiduciary duties, chooses to approve one or more amendments to this agreement. Any such amendments to the letter agreement would not require approval from our shareholders and may have an adverse effect on the value of an investment in our securities.

We may be unable to obtain additional financing to complete our initial business combination or to fund the operations and growth of a target business, which could compel us to restructure or abandon a particular business combination. If we do not complete our initial business combination, our public shareholders may only receive their pro rata portion of the funds in the trust account that are available for distribution to public shareholders.

We have not selected any specific business combination target but intend to target businesses with enterprise values that are greater than we could acquire with the net proceeds of this offering and the sale of the placement units. As a result, if the cash portion of the purchase price exceeds the amount available from the trust account, net of amounts needed to satisfy any redemption by public shareholders, we may be required to seek additional financing to complete such proposed initial business combination. We cannot assure you that such financing will be available on acceptable terms, if at all. To the extent that additional financing proves to be unavailable when needed to complete our initial business combination, we would be compelled to either restructure the transaction or abandon that particular business combination and seek an alternative target business candidate. Further, we may be required to obtain additional financing in connection with the closing of our initial business combination for general corporate purposes, including for maintenance or expansion of operations of the post-transaction businesses, the payment of principal or interest due on indebtedness incurred in completing our initial business combination, or to fund the purchase of other companies. If we are unable to complete our initial business combination, our public shareholders may receive only approximately $10.00 per share plus any pro rata interest earned on the funds held in the trust account and not previously released to us to pay our taxes on the liquidation of our trust account and our rights will expire worthless. In addition, even if we do not need additional financing to complete our initial business combination, we may require such financing to fund the operations or growth of the target business. The failure to secure additional financing could have a material adverse effect on the continued development or growth of the target business. None of our sponsor, officers, directors or shareholders is required to provide any financing to us in connection with or after our initial business combination. Further, as described in the risk factors entitled “— If third parties bring claims against us, the proceeds held in the trust account could be reduced and the per-share redemption amount received by shareholders may be less than $10.00 per share,” under certain circumstances our public shareholders may receive less than $10.00 per share upon the liquidation of the trust account.

Because we must furnish our shareholders with target business financial statements, we may lose the ability to complete an otherwise advantageous initial business combination with some prospective target businesses.

The federal proxy rules require that a proxy statement with respect to a vote on a business combination meeting certain financial significance tests include historical and/or pro forma financial statement disclosure in periodic reports. We will include the same financial statement disclosure in connection with our tender offer documents, whether or not they are required under the tender offer rules. These financial statements may be required to be prepared in accordance with, or be reconciled to, accounting principles generally accepted in the United States of America (“GAAP”), or international financial reporting standards as issued by the International Accounting Standards Board (“IFRS”), depending on the circumstances and the historical financial statements may be required to be audited in accordance with the standards of the PCAOB. These financial statement requirements may limit the pool of potential target businesses we may acquire because some targets may be unable to provide such statements in time for us to disclose such statements in accordance with federal proxy rules and complete our initial business combination within the prescribed time frame.

Compliance obligations under the Sarbanes-Oxley Act may make it more difficult for us to effectuate a business combination, require substantial financial and management resources, and increase the time and costs of completing an acquisition.

Section 404 of the Sarbanes-Oxley Act requires that we evaluate and report on our system of internal controls beginning with our Annual Report on Form 10-K. Only in the event we are deemed to be a large-accelerated filer or an accelerated filer, and no longer qualify as an emerging growth company, will we be required to comply with the independent registered public accounting firm attestation requirement on our internal control over financial reporting. Further, for as long as we remain an emerging growth company, we will not be required to comply with the independent registered public accounting firm attestation requirement on our internal control over financial reporting. The fact that we are a blank check company makes compliance with the requirements of the Sarbanes-Oxley Act particularly burdensome on us as compared to other public companies because a target business with which we seek to complete our initial business combination may not be in compliance with the provisions of the Sarbanes-Oxley Act regarding adequacy of its internal controls. The development of the internal control of any such entity to achieve compliance with the Sarbanes-Oxley Act may increase the time and costs necessary to complete any such acquisition.

Provisions in our amended and restated memorandum and articles of association and the Companies Act may inhibit a takeover of us, which could limit the price investors might be willing to pay in the future for ordinary shares and could entrench management. Our amended and restated memorandum and articles of association will contain provisions that may discourage unsolicited takeover proposals that shareholders may consider to be in their best interests. These provisions will include a staggered board of directors which may make more difficult the removal of management and may discourage transactions that otherwise could involve payment of a premium over prevailing market prices for our securities.

We are also subject to anti-takeover provisions under the Companies Act, which could delay or prevent a change of control. Together these provisions may make the removal of management more difficult and may discourage transactions that otherwise could involve payment of a premium over prevailing market prices for our securities.

Because we are incorporated under the laws of the Cayman Islands, you may face difficulties in protecting your interests, and your ability to protect your rights through courts in the United States may be limited.

We are an exempted company incorporated under the laws of the Cayman Islands. As a result, it may be difficult for investors to effect service of process within the United States upon our directors or officers, or enforce judgments obtained in the United States courts against our directors or officers.

Our corporate affairs will be governed by our amended and restated memorandum and articles of association, the Companies Act (as the same may be supplemented or amended from time to time) and the common law of the Cayman Islands. We will also be subject to the federal securities laws of the United States. The rights of shareholders to take action against the directors, actions by minority shareholders and the fiduciary duties of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from English common law, the decisions of whose courts are of persuasive authority, but are not binding on a court in the Cayman Islands. The rights of our shareholders and the fiduciary duties of our directors under Cayman Islands law are different from what they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands has a different body of securities laws as compared to the United States, and certain states, such as Delaware, may have more fully developed and judicially interpreted bodies of corporate law. In addition, Cayman Islands companies may not have standing to initiate a shareholders derivative action in a federal court of the United States.

We have been advised by our Cayman Islands legal counsel that there is uncertainty as to whether the courts of the Cayman Islands would (i) recognize or enforce against us judgments of courts of the United States based on certain civil liability provisions of U.S. securities laws; and (ii) entertain original actions brought in each respective jurisdiction against us, our sponsor or our directors or officers predicated upon the securities laws of the United States or any state in the United States.

There is no statutory enforcement in the Cayman Islands of judgments obtained in the United States, although the courts of the Cayman Islands will in certain circumstances recognize and enforce a foreign judgment, without any re-examination or re-litigation of matters adjudicated upon, provided such judgment:

(a)	is given by a foreign court of competent jurisdiction;

(b)	imposes on the judgment debtor a liability to pay a liquidated sum for which the judgment has been given;

(c)	is final;

(d)	is not in respect of taxes, a fine or a penalty;

(e)	was not obtained by fraud; and

(f)	is not of a kind the enforcement of which is contrary to natural justice or the public policy of the Cayman Islands.

Subject to the above limitations, in appropriate circumstances, a Cayman Islands court may give effect in the Cayman Islands to other kinds of final foreign judgments such as declaratory orders, orders for performance of contracts and injunctions.

As a result of all of the above, public shareholders may have more difficulty in protecting their interests in the face of actions taken by management, members of the board of directors or controlling shareholders than they would as public shareholders of a United States company.

Risks Associated with Acquiring and Operating a Business in Foreign Countries

Heightened tensions in international relations, particularly between the United States and China, may adversely impact our business, financial condition, and results of operations.

Recently there have been heightened tensions in international relations, particularly between the United States and China. These tensions have affected both diplomatic and economic ties among countries. Heightened tensions could reduce levels of trade, investments, technological exchanges, and other economic activities between the major economies. The existing tensions and any further deterioration in the relationship between the United States and China may have a negative impact on the general, economic, political, and social conditions in both countries and, given our reliance on the Chinese market, adversely impact our business, financial condition, and results of operations.

On August 9, 2023, the Biden administration released an executive order and an advanced notice of proposed rule-making (the “ANPRM”) providing a conceptual framework for outbound investment controls focused on China. Further to this ANPRM, on June 21, 2024, the U.S. Department of the Treasury (the “Treasury”) issued a proposed rule on outbound U.S. investments involving China that generally follows the ANPRM. On October 28, 2024, the Treasury issued a Final Rule to implement the executive order of August 9, 2023. The Final Rule became effective on January 2, 2025. The Final Rule targets investments involving persons and entities associated with “countries of concern,” including China, and it imposes investment prohibition and notification requirements on a wide range of investments in companies engaged in certain types of activities relating to three sectors: (1) advanced microchips and microelectronics, (2) quantum computing, and (3) artificial intelligence systems (“Covered Activities”), with persons from countries of concern engaged in these Covered Activities included in the definition of “Covered Foreign Persons.” Investments by U.S. persons subject to the Final Rule, which are defined as “covered transactions,” include acquisitions of equity interests, certain debt financing, joint ventures, and certain investments as a limited partner in a non-U.S. person pooled investment fund. The Final Rule excludes some investments from the scope of covered transactions, including those in publicly traded securities listed on a national stock exchange. The Final Rule is aimed at exerting greater U.S. government oversight over U.S. direct and indirect investments involving China, and may introduce new hurdles and uncertainties for cross-border collaborations, investments, and funding opportunities of China-based issuers including us. We do not believe we are a Covered Foreign Person under the Final Rule. However, to the extent that we are deemed a Covered Foreign Person engaged in the development of Covered Activities, the Final Rule could limit our ability to raise capital from U.S. investors generally, in which case our ability to raise such capital may be significantly and negatively affected, which could be detrimental to our capital raising capacity and our business, financial condition and prospects.

If we pursue a target company with operations or opportunities outside of the United States for our initial business combination, we may face additional burdens in connection with investigating, agreeing to and completing such initial business combination, and if we effect such initial business combination, we would be subject to a variety of additional risks that may negatively impact our operations.

If we pursue a target a company with operations or opportunities outside of the United States for our initial business combination, we would be subject to risks associated with cross-border business combinations, including in connection with investigating, agreeing to and completing our initial business combination, conducting due diligence in a foreign jurisdiction, having such transaction approved by any local governments, regulators or agencies and changes in the purchase price based on fluctuations in foreign exchange rates. If we effect our initial business combination with such a company, we would be subject to any special considerations or risks associated with companies operating in an international setting, including any of the following:

●	costs and difficulties inherent in managing cross-border business operations and complying with different commercial and legal requirements of overseas markets;

●	rules and regulations regarding currency redemption;

●	complex corporate withholding taxes on individuals;

●	laws governing the manner in which future business combinations may be effected;

●	exchange listing and/or delisting requirements;

●	tariffs and trade barriers;

●	regulations related to customs and import/export matters;

●	local or regional economic policies and market conditions;

●	export limits of raw materials and related in-country value-added processing requirements

●	unexpected changes in regulatory requirements;

●	longer payment cycles;

●	tax issues, such as tax law changes and variations in tax laws as compared to the United States;

●	currency fluctuations and exchange controls, including devaluations and other exchange rate movements;

●	rates of inflation;

●	liquidity of domestic capital and lending markets and challenges in collecting accounts receivable;

●	compliance with the U.S. Foreign Corrupt Practices Act of 1977, as amended and similar laws in other countries, which prohibit U.S. companies and their intermediaries from engaging in bribery or other prohibited payments to foreign officials and require companies to keep books and records that accurately and fairly reflect the transactions of the Company and to maintain an adequate system of internal accounting controls;

●	cultural and language differences;

●	employment regulations;

●	underdeveloped or unpredictable legal or regulatory systems;

●	corruption;

●	protection of intellectual property;

●	social unrest, crime, strikes, riots and civil disturbances;

●	regime changes and political upheaval;

●	terrorist attacks, natural disasters and wars;

●	deterioration of political relations with the United States; and

●	government appropriation of assets.

We may not be able to adequately address these additional risks. If we were unable to do so, we may be unable to complete such initial business combination, or, if we complete such combination, our operations might suffer, either of which may adversely impact our business, financial condition and results of operations.

If our management following our initial business combination is unfamiliar with United States securities laws, they may have to expend time and resources becoming familiar with such laws, which could lead to various regulatory issues.

Following our initial business combination, our management may resign from their positions as officers or directors of the Company and the management of the target business at the time of the business combination will remain in place. Management of the target business may not be familiar with United States securities laws. If new management is unfamiliar with United States securities laws, they may have to expend time and resources becoming familiar with such laws. This could be expensive and time-consuming and could lead to various regulatory issues which may adversely affect our operations.

After our initial business combination, substantially all of our assets may be located in a foreign country and substantially all of our revenue may be derived from our operations in such country. Accordingly, our results of operations and prospects may be subject, to a significant extent, to the economic, political and legal policies, developments and conditions in the country in which we operate.

The economic, political and social conditions, as well as government policies, of the country in which our operations are located could affect our business. Economic growth could be uneven, both geographically and among various sectors of the economy and such growth may not be sustained in the future. If in the future such country’s economy experiences a downturn or grows at a slower rate than expected, there may be less demand for spending in certain industries. A decrease in demand for spending in certain industries could materially and adversely affect our ability to find an attractive target business with which to consummate our initial business combination and if we effect our initial business combination, the ability of that target business to become profitable.

Exchange rate fluctuations and currency policies may cause a target business’ ability to succeed in the international markets to be diminished.

In the event we acquire a non-U.S. target, all revenues and income would likely be received in a foreign currency, and the dollar equivalent of our net assets and distributions, if any, could be adversely affected by reductions in the value of the local currency. The value of the currencies in our target regions fluctuate and are affected by, among other things, changes in political and economic conditions. Any change in the relative value of such currency against our reporting currency may affect the attractiveness of any target business or, following consummation of our initial business combination, our financial condition and results of operations. Additionally, if a currency appreciates in value against the dollar prior to the consummation of our initial business combination, the cost of a target business as measured in dollars will increase, which may make it less likely that we are able to consummate such transaction.

We may reincorporate in another jurisdiction in connection with our initial business combination, and the laws of such jurisdiction may govern some or all of our future material agreements and we may not be able to enforce our legal rights.

In connection with our initial business combination, we may relocate the home jurisdiction of our business from the Cayman Islands to another jurisdiction. If we determine to do this, the laws of such jurisdiction may govern some or all of our future material agreements. The system of laws and the enforcement of existing laws in such jurisdiction may not be as certain in implementation and interpretation as in the United States. The inability to enforce or obtain a remedy under any of our future agreements could result in a significant loss of business, business opportunities or capital.

We are subject to changing law and regulations regarding regulatory matters, corporate governance and public disclosure that have increased both our costs and the risk of non-compliance.

We are subject to rules and regulations by various governing bodies, including, for example, the SEC, which are charged with the protection of investors and the oversight of companies whose securities are publicly traded, and to new and evolving regulatory measures under applicable law. Our efforts to comply with new and changing laws and regulations have resulted in and are likely to continue to result in increased general and administrative expenses and a diversion of management time and attention from revenue-generating activities to compliance activities.

Moreover, because these laws, regulations and standards are subject to varying interpretations, their application in practice may evolve over time as new guidance becomes available. This evolution may result in continuing uncertainty regarding compliance matters and additional costs necessitated by ongoing revisions to our disclosure and governance practices. If we fail to address and comply with these regulations and any subsequent changes, we may be subject to penalty and our business may be harmed.

Risks Relating to the Post-Business Combination Company

After the completion of our initial business combination, we may be required to take write-downs or write-offs, restructuring and impairment or other charges that could have a significant negative effect on our financial condition, results of operations and our share price, which could cause you to lose some or all of your investment.

Even if we conduct due diligence on a target business with which we combine, we cannot assure you that this diligence will surface all material issues with a particular target business, that it would be possible to uncover all material issues through a customary amount of due diligence, or that factors outside of the target business and outside of our control will not later arise. As a result of these factors, we may be forced to later write-down or write-off assets, restructure our operations, or incur impairment or other charges that could result in our reporting losses. Even if our due diligence successfully identifies certain risks, unexpected risks may arise and previously known risks may materialize in a manner not consistent with our preliminary risk analysis. Even though these charges may be non-cash items and not have an immediate impact on our liquidity, the fact that we report charges of this nature could contribute to negative market perceptions about us or our securities. In addition, charges of this nature may cause us to violate net worth or other covenants to which we may be subject as a result of assuming pre-existing debt held by a target business or by virtue of our obtaining post-combination debt financing.

Accordingly, any shareholders who choose to remain shareholders following the initial business combination could suffer a reduction in the value of their securities. Such shareholders are unlikely to have a remedy for such reduction in value unless they are able to successfully claim that the reduction was due to the breach by our officers or directors of a duty of care or other fiduciary duty owed to them, or if they are able to successfully bring a private claim under securities laws that the proxy solicitation or tender offer materials, as applicable, relating to the initial business combination contained an actionable material misstatement or material omission.

The officers and directors of an acquisition candidate may resign upon completion of our initial business combination. The loss of a business combination target’s key personnel could negatively impact the operations and profitability of our post-combination business.

The role of an acquisition candidate’s key personnel upon the completion of our initial business combination cannot be ascertained at this time. Although we contemplate that certain members of an acquisition candidate’s management team will remain associated with the acquisition candidate following our initial business combination, it is possible that members of the management of an acquisition candidate will not wish to remain in place.

Our management may not be able to maintain control of a target business after our initial business combination. Upon the loss of control of a target business, new management may not possess the skills, qualifications or abilities necessary to profitably operate such business.

We may structure our initial business combination so that the post-transaction company in which our public shareholders own shares will own less than 100% of the equity interests or assets of a target business, but we will only complete such business combination if the post-transaction company owns or acquires 50% or more of the outstanding voting securities of the target or otherwise acquires a controlling interest in the target sufficient for us not to be required to register as an investment company under the Investment Company Act. We will not consider any transaction that does not meet such criteria. Even if the post-transaction company owns 50% or more of the voting securities of the target, our shareholders prior to our initial business combination may collectively own a minority interest in the post business combination company, depending on valuations ascribed to the target and us in the initial business combination. For example, we could pursue a transaction in which we issue a substantial number of new ordinary shares in exchange for all of the outstanding capital stock, shares or other equity interests of a target. In this case, we would acquire 100% interest in the target. However, as a result of the issuance of a substantial number of new ordinary shares, our shareholders immediately prior to such transaction could own less than a majority of our issued and outstanding ordinary shares subsequent to such transaction. In addition, other minority shareholders may subsequently combine their holdings resulting in a single person or group obtaining a larger share of the Company’s shares than we initially acquired. Accordingly, this may make it more likely that our management will not be able to maintain control of the target business.

We may have a limited ability to assess the management of a prospective target business and, as a result, may affect our initial business combination with a target business whose management may not have the skills, qualifications or abilities to manage a public company.

When evaluating the desirability of effecting our initial business combination with a prospective target business, our ability to assess the target business’ management may be limited due to a lack of time, resources or information. Our assessment of the capabilities of the target business’s management, therefore, may prove to be incorrect and such management may lack the skills, qualifications or abilities we suspected. Should the target business’ management not possess the skills, qualifications or abilities necessary to manage a public company, the operations and profitability of the post-combination business may be negatively impacted. Accordingly, any shareholders who choose to remain shareholders following the initial business combination could suffer a reduction in the value of their shares. Such shareholders are unlikely to have a remedy for such reduction in value unless they are able to successfully claim that the reduction was due to the breach by our officers or directors of a duty of care or other fiduciary duty owed to them, or if they are able to successfully bring a private claim under securities laws that the proxy solicitation or tender offer materials, as applicable, relating to the initial business combination contained an actionable material misstatement or material omission.

Risks Relating to Our Management Team

Transfers of founder shares are permitted in certain circumstances despite the contractual lock-up to which the founder shares are subject to, which poses risks including sponsor removal, hindering deal completion, and introducing conflicts or control changes.

Our sponsor, directors and each member of our management team have agreed not to transfer, assign or sell any of their founder shares until the earlier to occur of (a) 180 days after the completion of our initial business combination and (b) upon completion of our initial business combination, (x) if the last reported sale price of our ordinary shares equals or exceeds $12.00 per share (as adjusted for share subdivisions, share capitalizations, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period commencing at least 150 days after our initial business combination or (y) the date on which we complete a liquidation, merger, share exchange, reorganization or other similar transaction after our initial business combination that results in all of our shareholders having the right to exchange their ordinary shares for cash, securities or other property.

However, transfers of founder shares are permitted in certain circumstances, such as transfers to Company officers, directors, their affiliates or family members, gifts to immediate family or charitable organizations, transfers upon death or pursuant to a domestic relations order, private sales related to a business combination, transfers upon liquidation or dissolution, transfers to the company for cancellation in connection with a business combination, or transfers resulting from a post-business combination liquidation, merger, or share exchange, provided that certain transferees agree to be bound by the transfer restrictions.

Because our sponsor, or their beneficial owners, retain the ability to transfer, sell, or otherwise dispose of their interests in the Company, subject only to contractual lock-up restrictions. This freedom from broader restrictions introduces potential risks that could significantly impact our shareholders and the Company’s ability to achieve its objectives. Notably, our sponsor could choose to remove themselves prior to the identification and consummation of a business combination.

Such a departure would likely disrupt our efforts to complete an initial business combination, potentially leading to the loss of critical expertise and established relationships essential for sourcing and securing a suitable business combination target. A replacement sponsor might lack the requisite experience and network, facing considerable difficulty in identifying an appropriate target. Furthermore, the sponsor’s removal could generate substantial uncertainty among investors, negatively affecting market perception and potentially leading to a decline in our share price.

We are dependent upon our executive officers and directors and their loss could adversely affect our ability to operate.

Our operations are dependent upon a relatively small group of individuals and, in particular, our executive officers and directors. We believe that our success depends on the continued service of our officers and directors, at least until we have completed our initial business combination. In addition, our executive officers and directors are not required to commit any specified amount of time to our affairs and, accordingly, will have conflicts of interest in allocating their time among various business activities, including identifying potential business combinations and monitoring the related due diligence. Moreover, certain of our directors and executive officers have time and attention requirements for other employment, executive positions, director positions and management duties. We do not have an employment agreement with, or key-man insurance on the life of, any of our directors or executive officers. The unexpected loss of the services of one or more of our directors or executive officers could have a detrimental effect on us.

Our ability to successfully effect our initial business combination and to be successful thereafter will be totally dependent upon the efforts of our key personnel, some of whom may join us following our initial business combination. The loss of key personnel could negatively impact the operations and profitability of our post-combination business.

Our ability to successfully effect our initial business combination is dependent upon the efforts of our key personnel. The role of our key personnel in the target business, however, cannot presently be ascertained. Although some of our key personnel may remain with the target business in senior management, director or advisory positions following our initial business combination, it is likely that some or all of the management of the target business will remain in place. While we intend to closely scrutinize any individuals we engage after our initial business combination, we cannot assure you that our assessment of these individuals will prove to be correct. These individuals may be unfamiliar with the requirements of operating a company regulated by the SEC, which could cause us to have to expend time and resources helping them become familiar with such requirements. This could be expensive and time-consuming and could lead to various regulatory issues which may adversely affect our operations.

Our key personnel may negotiate employment or consulting agreements with a target business in connection with a particular business combination, and a particular business combination may be conditioned on the retention or resignation of such key personnel. These agreements may provide for them to receive compensation following our initial business combination and as a result, may cause them to have conflicts of interest in determining whether a particular business combination is the most advantageous.

Our key personnel may be able to remain with our company after the completion of our initial business combination only if they are able to negotiate employment or consulting agreements in connection with the initial business combination. Such negotiations would take place simultaneously with the negotiation of the initial business combination and could provide for such individuals to receive compensation in the form of cash payments and/or our securities for services they would render to us after the completion of the initial business combination. Such negotiations also could make such key personnel’s retention or resignation a condition to any such agreement. The personal and financial interests of such individuals may influence their motivation in identifying and selecting a target business, subject to his or her fiduciary duties under the Companies Act. However, we believe the ability of such individuals to remain with us after the completion of our initial business combination will not be the determining factor in our decision as to whether or not we will proceed with any potential business combination. There is no certainty, however, that any of our key personnel will remain with us after the completion of our initial business combination. We cannot assure you that any of our key personnel will remain in senior management or advisory positions with us. The determination as to whether any of our key personnel will remain with us will be made at the time of our initial business combination.

Our executive officers and directors will allocate their time to other businesses thereby causing conflicts of interest in their determination as to how much time to devote to our affairs. This conflict of interest could have a negative impact on our ability to complete our initial business combination.

Our executive officers and directors are not required to, and will not, commit their full time to our affairs, which may result in a conflict of interest in allocating their time between our operations and our search for a business combination and their other businesses. We do not intend to have any full-time employees prior to the completion of our initial business combination. Each of our executive officers and directors is engaged in several other business endeavors for which he may be entitled to substantial compensation, and our executive officers and directors are not obligated to contribute any specific number of hours per week to our affairs. Our independent directors also serve as officers and board members for other entities. If our executive officers’ and directors’ other business affairs require them to devote substantial amounts of time to such affairs in excess of their current commitment levels, it could limit their ability to devote time to our affairs which may have a negative impact on our ability to complete our initial business combination. For a complete discussion of our executive officers’ and directors’ other business affairs, please see the section of this prospectus entitled “Management - Officers, Directors and Independent Directors.”

Following the completion of this offering and until we complete our initial business combination, we intend to engage in the business of identifying and combining with one or more businesses. Our sponsor, its members, and our officers and directors are, or may in the future become, affiliated with entities (such as operating companies or investment vehicles) that are engaged in a similar business. We do not have employment contracts with our officers and directors that will limit their ability to work at other businesses. Each of our officers and directors presently has, and any of them in the future may have, additional fiduciary or contractual obligations to other entities pursuant to which such officer or director is or will be required to present a business combination opportunity to such entity, subject to his or her fiduciary duties under the Companies Act.

In particular, Mr. Guo Fan, our director, Chief Executive Officer and Chief Financial Officer, may serve in the same or similar capacities in other businesses, which may present additional conflicts of interest in pursuing an acquisition target. These conflicts may not be resolved in our favor and a potential target business may be presented to such other blank check companies prior to its presentation to us, subject to our officers’ and directors’ fiduciary duties under the Companies Act. Our amended and restated memorandum and articles of association will provide that we renounce our interest in any business combination opportunity offered to any director or officer unless such opportunity is expressly offered to such person solely in his or her capacity as a director or officer of the Company and it is an opportunity that we are able to complete on a reasonable basis. For a complete discussion of our executive officers’ and directors’ business affiliations and the potential conflicts of interest that you should be aware of, please see the sections of this prospectus entitled “Management — Officers, Directors and Independent Directors,” “Management — Conflicts of Interest” and “Certain Relationships and Related Party Transactions.”

Involvement of members of our management and companies with which they are affiliated in civil disputes and litigation, governmental investigations or negative publicity unrelated to our business affairs could materially impact our ability to consummate an initial business combination.

Our directors and officers and companies with which they are affiliated have been, and in the future will continue to be, involved in a wide variety of business affairs, including transactions, such as sales and purchases of businesses, and ongoing operations. As a result of such involvement, members of our management and companies with which they are affiliated in have been, and may in the future be, involved in civil disputes, litigation, governmental investigations and negative publicity relating to their business affairs.

Our executive officers, directors, security holders and their respective affiliates may have competitive pecuniary interests that conflict with our interests.

We have not adopted a policy that expressly prohibits our directors, executive officers, security holders or affiliates from having a direct or indirect pecuniary or financial interest in any investment to be acquired or disposed of by us or in any transaction to which we are a party or have an interest. In fact, we may enter into a business combination with a target business that is affiliated with our sponsor, our directors or executive officers, although we do not intend to do so. Nor do we have a policy that expressly prohibits any such persons from engaging for their own account in business activities of the types conducted by us, including the formation or participation in one or more other blank check companies. Accordingly, such persons or entities may have a conflict between their interests and ours.

The personal and financial interests of our directors and officers may influence their motivation in timely identifying and selecting a target business and completing a business combination. Consequently, our directors’ and officers’ discretion in identifying and selecting a suitable target business may result in a conflict of interest when determining whether the terms, conditions and timing of a particular business combination are appropriate and in the best interests of our shareholders. If this were the case, it would be a breach of their fiduciary duties to us as a matter of the Companies Act and we or our shareholders might have a claim against such individuals for infringing on our shareholders’ rights. See “Description of Securities - Certain Differences in Corporate Law - Shareholders’ Suits” for further information on the ability to bring such claims. However, we might not ultimately be successful in any claim we may make against them for such reason.

Our rights agreement will designate the courts of the State of New York or the U.S. District Court for the Southern District of New York, as the sole and exclusive forum for certain types of actions and proceedings that may be initiated by holders of our rights, which could limit the ability of the holders of our rights to obtain a favorable judicial forum for disputes with our company.

Our rights agreement will provide that, subject to applicable law, (i) any action, proceeding or claim against us arising out of or relating in any way to the rights agreement, will be brought and enforced in the courts of the State of New York or the United States District Court for the Southern District of New York, and (ii) that we irrevocably submit to such jurisdiction, which jurisdiction shall be the exclusive forum for any such action, proceeding or claim. We will waive any objection to such exclusive jurisdiction and that such courts represent an inconvenient forum.

Notwithstanding the foregoing, these provisions of the rights agreement will not apply to suits brought to enforce any liability or duty created by the Securities Act and the Exchange Act or any other claim for which the federal district courts of the United States of America are the sole and exclusive forum. Any person or entity purchasing or otherwise acquiring any interest in any of our rights shall be deemed to have notice of and to have consented to the forum provisions in our rights agreement. If any action, the subject matter of which is within the scope the forum provisions of the rights agreement, is filed in a court other than a court of the State of New York or the United States District Court for the Southern District of New York (a “foreign action”) in the name of any holder of our rights, such holder shall be deemed to have consented to: (x) the personal jurisdiction of the state and federal courts located in the State of New York in connection with any action brought in any such court to enforce the forum provisions (an “enforcement action”), and (y) having service of process made upon such rights holder in any such enforcement action by service upon such rights holder’s counsel in the foreign action as agent for such rights holder.

This choice-of-forum provision may limit a rights holder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with our company, which may discourage such lawsuits. Alternatively, if a court were to find this provision of our rights agreement inapplicable or unenforceable with respect to one or more of the specified types of actions or proceedings, we may incur additional costs associated with resolving such matters in other jurisdictions, which could materially and adversely affect our business, financial condition and results of operations and result in a diversion of the time and resources of our management and board of directors.

Risks Relating to Our Securities

NYSE may delist our securities from trading on its exchange, which could limit investors’ ability to make transactions in our securities and subject us to additional trading restrictions.

We intend to apply to have our units listed on NYSE. We expect that our units will be listed on NYSE on or promptly after the date of this prospectus. Following the date that the ordinary shares and rights are eligible to trade separately, we anticipate that the ordinary shares and rights will be separately listed on NYSE. We cannot guarantee that our securities will be approved for listing on NYSE. Although after giving effect to this offering we expect to meet, on a pro forma basis, the minimum initial listing standards set forth in the NYSE listing standards, we cannot assure you that our securities will be, or will continue to be, listed on NYSE in the future or prior to our initial business combination. In order to continue listing our securities on NYSE prior to our initial business combination, we must maintain certain financial, distribution and share price levels. Generally, following our initial public offering, we must maintain a minimum amount in shareholder’s equity (generally $2,500,000) and a minimum number of holders of our securities (generally 300 public holders). Additionally, in connection with our initial business combination, we will be required to demonstrate compliance with NYSE’s initial listing requirements, which are more rigorous than NYSE’s continued listing requirements, in order to continue to maintain the listing of our securities on NYSE. For instance, our share price would generally be required to be at least $4.00 per share, the aggregate market value of publicly held shares would be required to be at least $100.00 million and we would be required to have at least 400 round lot shareholders. We cannot assure you that we will be able to meet those initial listing requirements at that time.

If NYSE delists our securities from trading on its exchange and we are not able to list our securities on another national securities exchange, we expect our securities could be quoted on an over-the-counter market. If this were to occur, we could face significant material adverse consequences, including:

●	a limited availability of market quotations for our securities;

●	reduced liquidity for our securities;

●	a determination that our ordinary shares are a “penny stock” which will require brokers trading in our ordinary shares to adhere to more stringent rules and possibly result in a reduced level of trading activity in the secondary trading market for our securities;

●	a limited amount of news and analyst coverage; and

●	a decreased ability to issue additional securities or obtain additional financing in the future.

The National Securities Markets Improvement Act of 1996, which is a federal statute, prevents or preempts the states from regulating the sale of certain securities, which are referred to as “covered securities.” Because we expect that our units and eventually our ordinary shares and rights will be listed on NYSE, our units, ordinary shares and rights will be covered securities. Although the states are pre-empted from regulating the sale of our securities, the federal statute does allow the states to investigate companies if there is a suspicion of fraud, and, if there is a finding of fraudulent activity, then the states can regulate or bar the sale of covered securities in a particular case. While we are not aware of a state having used these powers to prohibit or restrict the sale of securities issued by blank check companies, other than the State of Idaho, certain state securities regulators view blank check companies unfavorably and might use these powers, or threaten to use these powers, to hinder the sale of securities of blank check companies in their states. Further, if we were no longer listed on NYSE, our securities would not be covered securities and we would be subject to regulation in each state in which we offer our securities, including in connection with our initial business combination.

Our sponsor paid an aggregate of $25,000, or approximately $0.0087 per founder share (assuming the over-allotment option is exercised in full and thus no forfeiture by our sponsor of any founder shares) and accordingly, you will experience immediate and substantial dilution upon the purchase of our ordinary shares.

The difference between the public offering price per share and the pro forma net tangible book value per ordinary shares after this offering constitutes the dilution to you and the other investors in this offering. Our sponsor acquired the founder shares at a nominal price of $0.0087 per founder share, significantly contributing to this dilution. Upon closing of this offering, you and the other public shareholders will incur an immediate and substantial dilution of approximately 98.1% (or $9.81 per share, assuming no exercise of the underwriters’ over-allotment option), the difference between the pro forma net tangible book value per share of $0.19 and the initial offering price of $10.00 per unit. In addition, if we increase or decrease the size of this offering, we will effect a share capitalization or a compulsory redemption or redemption or other appropriate mechanism, as applicable, with respect to the founder shares immediately prior to the consummation of this offering in such amount as to maintain the number of founder shares, on an as-converted basis, at approximately 20% of our issued and outstanding ordinary shares upon the consummation of this offering (without giving effect to the sale of the private placement units, issuance of the representative shares, and assuming our sponsor does not purchase units in this offering). As a result, you will experience immediate and substantial dilution upon the purchase of our ordinary shares.

Since our sponsor paid an aggregate of $25,000, or approximately $0.0087 per founder share (assuming the over-allotment option is exercised in full and thus no forfeiture by our sponsor of any founder shares), our officers and directors could potentially make a substantial profit even if we acquire a target business that subsequently declines in value.

In connection with the Company’s formation, one ordinary share was issued to each of F&L Corp Limited and JessieZheng Holding Limited as initial subscribers, for an aggregate price of $0.0002. On January 14, 2026, these two subscriber shares were transferred to Horizon Glow, which became the sole shareholder and our current sponsor. On January 18, 2026, the original share subscription agreements entered into between the Company and each of F&L Corp Limited and JessieZheng Holding Limited were terminated by mutual agreement. On January 19, 2026, the Company entered into a new share subscription agreement with Horizon Glow, pursuant to which, on January 29, 2026, the Company issued 2,875,000 founder shares to Horizon Glow for an aggregate purchase price of $25,000. As a result, Horizon Glow currently holds a total of 2,875,002 ordinary shares, for which it paid an aggregate of $25,000.0002, resulting in an average purchase price of approximately $0.0087 per share. Our officers and directors have significant economic interest in our sponsor. As a result of the low acquisition cost of our founder shares, our sponsor, its affiliates and our management team could make a substantial profit even if we select and consummate an initial business combination with an acquisition target that subsequently declines in value or is unprofitable for our public shareholders. Thus, such parties may have more of an economic incentive for us to enter into an initial business combination with a riskier, weaker-performing or financially unstable business, or an entity lacking an established record of revenues or earnings, than would be the case if such parties had paid the full offering price for their founder shares.

Our founder shares may have an adverse effect on the market price of the ordinary shares and make it more difficult to effectuate our initial business combination.

Our initial shareholders currently own an aggregate of 2,875,002 founder shares, 375,000 of which are subject to forfeiture if the underwriters’ over-allotment option is not exercised in its entirety. The founder shares are ordinary shares subject to additional restrictions as described in this prospectus. In addition, if our sponsor or an affiliate of our sponsor or certain of our officers and directors make any working capital loans, up to $1,500,000 of such loans may be converted into units, at the price of $10.00 per unit at the option of the lender. Such units would be identical to the placement units.

To the extent we issue ordinary shares to effectuate an initial business combination, the potential for the issuance of a substantial number of additional ordinary shares upon the automatic conversion of the right could make us a less attractive business combination vehicle to a target business. Any such issuance will increase the number of issued and outstanding ordinary shares and reduce the value of the ordinary shares issued to complete the initial business combination. Therefore, our rights and founder shares may make it more difficult to effectuate an initial business combination or increase the cost of acquiring the target business.

The placement rights included in the placement units are identical to the rights sold as part of the units in this offering except that, so long as they are held by our sponsor or their permitted transferees, as set forth in the rights agreement.

The determination of the offering price of our units, the size of this offering and terms of the units is more arbitrary than the pricing of securities and size of an offering of an operating company in a particular industry. You may have less assurance, therefore, that the offering price of our units properly reflects the value of such units than you would have in a typical offering of an operating company.

Prior to this offering, there has been no public market for any of our securities. The public offering price of the units and the terms of the rights were negotiated between us and the underwriters. In determining the size of this offering, management held customary organizational meetings with representatives of the underwriters, both prior to our inception and thereafter, with respect to the state of capital markets, generally, and the amount the underwriters believed they reasonably could raise on our behalf. Factors considered in determining the size of this offering, prices and terms of the units, including the ordinary shares and rights underlying the units, include:

●	the history and prospects of companies whose principal business is the acquisition of other companies;

●	prior offerings of those companies;

●	our prospects for acquiring an operating business at attractive values;

●	a review of debt-to-equity ratios in leveraged transactions;

●	our capital structure;

●	an assessment of our management and their experience in identifying operating companies;

●	general conditions of the securities markets at the time of this offering; and

●	other factors as were deemed relevant.

Although these factors were considered, the determination of our offering price is more arbitrary than the pricing of securities of an operating company in a particular industry since we have no historical operations or financial results.

We may issue additional ordinary shares or debt securities to complete our initial business combination or under an employee incentive plan after completion of our initial business combination. Any such issuances would dilute the interest of our shareholders and likely present other risks.

Our amended and restated memorandum and articles of association authorizes the issuance of up to 5,000,000,000 ordinary shares, par value $0.00001 per share. Immediately after this offering, there will be 12,819,700 ordinary shares (including 219,700 placement shares and 100,000 representative shares but excluding shares from rights conversion) issued and outstanding (assuming, in each case, that the underwriters have not exercised their over-allotment option and 375,000 ordinary shares have forfeited) and 4,987,180,300 authorized but unissued ordinary shares available for issuance, which amount does not take into account the ordinary shares reserved for issuance upon closing of our initial business combination.

We have not selected any specific business combination target but may target businesses with enterprise values that are greater than what we could acquire with the net proceeds of this offering and the sale of the private placement units. We may need additional financing to complete our initial business combination, or to fund the operations or growth of the target business, in the form of equity or debt financing. Although we have no commitment as of the date of this offering, we may issue a substantial number of additional ordinary shares or debt securities, or a combination of thereof, to complete a business combination or under an employee incentive plan after completion of our initial business combination. However, our amended and restated memorandum and articles of association will provide, among other things, that prior to our initial business combination, we may not issue additional shares that would entitle the holders thereof to (i) receive funds from the trust account or (ii) vote as a class with our public shares on any initial business combination or any other proposal presented to the shareholders prior to or in connection with the completion of an initial business combination. These provisions of our amended and restated memorandum and articles of association, like all provisions of our amended and restated memorandum and articles of association, may be amended with the approval of our shareholders. However, our sponsor, executive officers and directors have agreed, pursuant to a written agreement with us, that they will not propose any amendment to our amended and restated memorandum and articles of association to (A) modify the substance or timing of our obligation to provide for the redemption of our public shares in connection with an initial business combination or to redeem 100% of our public shares if we do not complete our initial business combination within the period to consummate the initial business combination or (B) with respect to any other material provisions relating to shareholders’ rights or pre-initial business combination activity, unless we provide our public shareholders with the opportunity to redeem their ordinary shares upon approval of any such amendment at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the trust account, including interest (which interest shall be net of taxes payable), divided by the number of then outstanding public shares.

The issuance of additional ordinary shares:

●	may significantly dilute the equity interest of investors in this offering;

●	could cause a change of control if a substantial number of our ordinary shares are issued, which may affect, among other things, our ability to use our net operating loss carry forwards, if any, and could result in the resignation or removal of our present officers and directors;

●	may have the effect of delaying or preventing a change of control of us by diluting the share ownership or voting rights of a person seeking to obtain control of us; and

●	may adversely affect prevailing market prices for our units and ordinary shares.

Similarly, if we issue debt securities, it could result in:

●	default and foreclosure on our assets if our operating revenues after a business combination are insufficient to repay our debt obligations;

●	acceleration of our obligations to repay the indebtedness even if we make all principal and interest payments when due if we breach certain covenants that require the maintenance of certain financial ratios or reserves without a waiver or renegotiation of that covenant;

●	our immediate payment of all principal and accrued interest, if any, if the debt security is payable on demand; and

●	our inability to obtain necessary additional financing if the debt security contains covenants restricting our ability to obtain such financing while the debt security is outstanding.

●	our inability to pay dividends on our ordinary shares;

●	using a substantial portion of our cash flow to pay principal and interest on our debt, which will reduce the funds available for dividends on our ordinary shares if declared, expenses, capital expenditures, acquisitions and other general corporate purposes;

●	limitations on our flexibility in planning for and reacting to changes in our business and in the industry in which we operate;

●	increased vulnerability to adverse changes in general economic, industry and competitive conditions and adverse changes in government regulation;

●	limitations on our ability to borrow additional amounts for expenses, capital expenditures, acquisitions, debt service requirements, execution of our strategy and other purposes; and

●	other disadvantages compared to our competitors who have less debt.

There is currently no market for our securities and a market for our securities may not develop, which would adversely affect the liquidity and price of our securities.

There is currently no market for our securities. Shareholders therefore have no access to information about prior market history on which to base their investment decision. Following this offering, the price of our securities may vary significantly due to one or more potential business combinations and general market, economic or geopolitical conditions. Furthermore, an active trading market for our securities may never develop or, if developed, it may not be sustained. You may be unable to sell your securities unless a market can be established and sustained.

An investment in this offering may result in uncertain or adverse U.S. federal income tax consequences.

An investment in this offering may result in uncertain U.S. federal income tax consequences. For instance, it is unclear whether the redemption rights with respect to our ordinary shares suspend the running of a U.S. holder’s holding period for purposes of determining whether any gain or loss realized by such holder on the sale or exchange of ordinary shares is long-term capital gain or loss and for determining whether any dividend we pay would be considered “qualified dividend income” for U.S. federal income tax purposes. See “United States Federal Income Tax Considerations” below for a summary of the material U.S. federal income tax consequences of an investment in our securities. Prospective investors are urged to consult their tax advisors with respect to these and other tax consequences when purchasing, holding or disposing of our securities.

Our U.S. shareholders may suffer adverse tax consequences if the Company is classified as a “passive foreign investment company.”

A non-U.S. corporation generally will be treated as a “passive foreign investment company” (“PFIC”), for U.S. federal income tax purposes, in any taxable year if either (1) at least 75% of its gross income for such year is passive income or (2) at least 50% of the value of its assets (generally based on an average of the quarterly values of the assets) during such year is attributable to assets that produce or are held for the production of passive income. Based on the current and anticipated composition of the income, assets and operations of the Company and certain factual assumptions, the Company may be deemed a PFIC before it completes its business combination. Accordingly, there can be no assurance that we will not be considered a PFIC for any taxable year. If we are a PFIC for any taxable year during which a U.S. Holder holds its shares, certain adverse U.S. federal income tax consequences could apply to such U.S. Holder. Prospective U.S. Holders should consult their tax advisors regarding the potential application of the PFIC rules to them.

Distributions paid out of current or accumulated earnings and profits (as determined for U.S. federal income tax purposes) generally will be taxable to a U.S. holder as dividend income. Distributions in excess of current and accumulated earnings and profits will be treated as a non-taxable return of capital to the extent of the U.S. holder’s basis in the shares and thereafter as capital gain. However, the Company does not intend to maintain calculations of its earnings and profits in accordance with U.S. federal income tax accounting principles. U.S. holders should therefore assume that any distribution with respect to its shares will be treated as ordinary dividend income. Such dividends will not be eligible for the dividends-received deduction allowed to U.S. corporations with respect to dividends received from other U.S. corporations. U.S. holders should consult their own tax advisers with respect to the appropriate U.S. federal income tax treatment of any distribution received from the Company.

Dividends received by non-corporate U.S. holders (including individuals) from a “qualified foreign corporation” may be eligible for reduced rates of taxation, provided that certain holding period requirements and other conditions are satisfied. For these purposes, a non-U.S. corporation will be treated as a qualified foreign corporation if the Company’s shares are readily tradable on an established securities market in the United States. There can be no assurance that the Company’s shares will be considered “readily tradable” on an established securities market in future years. Non-corporate U.S. holders that do not meet a minimum holding period requirement during which they are not protected from the risk of loss or that elect to treat the dividend income as “investment income” pursuant to Section 163(d)(4) of the Code (dealing with the deduction for investment interest expense) will not be eligible for the reduced rates of taxation regardless of the Company’s status as a qualified foreign corporation. In addition, the rate reduction will not apply to dividends if the recipient of a dividend is obligated to make related payments with respect to the positions in substantially similar or related property. This disallowance applies even if the minimum holding period has been met. The Company will not constitute a qualified foreign corporation for purposes of these rules if it is a PFIC for the taxable year in which it pays a dividend or for the preceding taxable year.

Unless we complete our initial business combination with an affiliated entity, or our board of directors cannot independently determine the fair market value of the target business or businesses, we are not required to obtain an opinion from an independent investment banking or from an independent accounting firm, and consequently, you may have no assurance from an independent source that the price we are paying for the business is fair to our company from a financial point of view.

Unless we complete our initial business combination with an affiliated entity, or our Board of Directors cannot independently determine the fair market value of the target business or businesses, we are not required to obtain an opinion from an independent investment banking firm, or another independent firm that commonly renders valuation opinions or from an independent accounting firm that the price we are paying for a target is fair to our company from a financial point of view. If no opinion is obtained, our shareholders will be relying on the business judgment of our Board of Directors, which will have significant discretion in choosing the standard used to establish the fair market value of the target or targets, and different methods of valuation may vary greatly in outcome from one another. Such standards used will be disclosed in our tender offer documents or proxy solicitation materials, as applicable, related to our initial business combination. However, if our Board of Directors is unable to determine the fair value of an entity with which we seek to complete an initial business combination based on such standards, we will be required to obtain an opinion as described above. We are not prohibited from pursuing an initial business combination with a company that is affiliated with our sponsor, officers or directors, or making the acquisition through a joint venture or other form of shared ownership with our sponsor, officers or directors. In the event we seek to complete an initial business combination with a target that is affiliated with our sponsor, officers or directors, we, or a committee of independent directors, would obtain an opinion from an independent investment banking firm or from another independent firm that commonly renders valuation opinions or an independent accounting firm, that such an initial business combination is fair to our company from a financial point of view. We are not required to obtain such an opinion in any other context.

General Risk Factors

We are a recently incorporated company with no operating history and no revenues, and you have no basis on which to evaluate our ability to achieve our business objective.

We are a recently incorporated company incorporated under the laws of the Cayman Islands with no operating results, and we will not commence operations until obtaining funding through this offering. Because we lack an operating history, you have no basis upon which to evaluate our ability to achieve our business objective of completing our initial business combination with one or more target businesses. We have no plans, arrangements or understandings with any prospective target business concerning a business combination and may be unable to complete our initial business combination. If we do not complete our initial business combination, we will never generate any operating revenues.

Past performance by our sponsor and our management team and their affiliates and businesses referred to herein, may not be indicative of future performance of an investment in us or in the future performance of any business that we may acquire.

Information regarding past performance of our sponsor and our management team and their affiliates including companies related thereto is presented for informational purposes only. Any past experience and performance of our sponsor and our management team and their affiliates or the other companies referred to herein is not a guarantee either (1) that we will be able to successfully identify a suitable candidate for our initial business combination or (2) of any results with respect to any initial business combination we may complete. You should not rely on the historical record of our sponsor and our management team and their affiliates or the performance of the other companies referred to herein as indicative of the future performance of an investment in us or the returns we will, or are likely to, generate going forward. An investment in us is not an investment in our sponsor and our management team and their affiliates, nor the other companies referred to in this prospectus.

Most of our officers and directors have no prior SPAC experience, which could impair our ability to complete a business combination within the prescribed timeframe.

Unlike management teams that have previously led SPAC formations and de-SPAC transactions, our leadership has limited direct experience with the unique features of SPACs, including identifying and diligencing suitable targets under compressed timelines, structuring and negotiating de-SPAC transactions, navigating redemption and PIPE financing dynamics, preparing SPAC-specific SEC and stock exchange filings, and addressing complex accounting, tax and internal control considerations associated with a de-SPAC. As a result, we may be more reliant on third-party advisors, which could increase costs and execution risk and there is no assurance such advisors will be available on acceptable terms or provide successful guidance. These factors may (i) delay or prevent our identification and evaluation of prospective targets, (ii) result in less favorable transaction terms, and/or (iii) impair our ability to secure required shareholder approvals or additional financing. Any of the foregoing could adversely affect our ability to consummate an initial business combination within the allotted time, in which case we may be forced to liquidate and our public shareholders may only receive their pro rata share of the trust account and our rights could become worthless.

Cyber incidents or attacks directed at us could result in information theft, data corruption, operational disruption and/or financial loss.

We depend on digital technologies, including information systems, infrastructure and cloud applications and services, including those of third parties with which we may deal. Sophisticated and deliberate attacks on, or security breaches in, our systems or infrastructure, or the systems or infrastructure of third parties or the cloud, could lead to corruption or misappropriation of our assets, proprietary information and sensitive or confidential data. As an early-stage company without significant investments in data security protection, we may not be sufficiently protected against such occurrences. We may not have sufficient resources to adequately protect against, or to investigate and remediate any vulnerability to, cyber incidents. It is possible that any of these occurrences, or a combination of them, could have adverse consequences on our business and lead to financial loss.

We are an emerging growth company and a smaller reporting company within the meaning of the Securities Act, and if we take advantage of certain exemptions from disclosure requirements available to emerging growth companies or smaller reporting companies, this could make our securities less attractive to investors and may make it more difficult to compare our performance with other public companies.

We are an “emerging growth company” within the meaning of the Securities Act, and we may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved. As a result, our shareholders may not have access to certain information they may deem important. We could be an emerging growth company for up to five years, although circumstances could cause us to lose that status earlier, including if the Market Value of our ordinary shares held by non-affiliates equals or exceeds $700.0 million as of any June 30 before that time, in which case we would no longer be an emerging growth company as of the following June 30. We cannot predict whether investors will find our securities less attractive because we will rely on these exemptions. If some investors find our securities less attractive as a result of our reliance on these exemptions, the trading prices of our securities may be lower than they otherwise would be, there may be a less active trading market for our securities and the trading prices of our securities may be more volatile.

Further, the Securities Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Exchange Act) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such an election to opt out is irrevocable. We have elected not to opt out of such extended transition period which means that when a standard is issued or revised and it has different application dates for public or private companies, we, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard. This may make comparison of our financial statements with another public company which is neither an emerging growth company nor an emerging growth company which has opted out of using the extended transition period difficult or impossible because of the potential differences in accountant standards used.

Additionally, we are a “smaller reporting company” as defined in Rule 12b-2 under the Exchange Act. Smaller reporting companies may take advantage of certain reduced disclosure obligations, including, among other things, providing only two years of audited financial statements. We will remain a smaller reporting company until the last day of any fiscal year for so long as either (1) the market value of our ordinary shares held by non-affiliates did not equal or exceed $250.0 million as of the prior June 30, or (2) our annual revenues did not exceed $100.0 million during such completed fiscal year and the market value of our ordinary shares held by non-affiliates did not equal or exceed $700.0 million as of the prior June 30.

USE OF PROCEEDS

We are offering 10,000,000 units at an offering price of $10.00 per unit. We estimate that the net proceeds of this offering together with the funds we will receive from the sale of the placement units will be used as set forth in the following table.

	Without Over-Allotment Option	Over-Allotment Option Fully Exercised
Gross proceeds
Gross proceeds from units offered to public(1)	$100,000,000	$115,000,000
Gross proceeds from placement units offered in the private placement	2,197,000	2,197,000
Total gross proceeds	$102,197,000	$117,197,000

Estimated offering expenses(2)
Underwriting commissions(3)	552,000	552,000
Legal fees and expenses	250,000	250,000
Accounting fees and expenses	150,000	150,000
Printing and road show expenses	60,000	60,000
SEC Registration Fee	18,026	18,026
FINRA Fee	17,750	17,750
NYSE listing and filing fees	80,000	80,000
Reimbursement to underwriters for expenses	110,000	110,000
Miscellaneous expenses	69,224	69,224
Total offering expenses (excluding underwriting commissions)	$755,000	$755,000
Proceeds after offering expenses	$100,890,000	$115,890,000

Held in trust account	$100,000,000	$115,000,000
% of public offering size	100%	100%
Not held in trust account(4)	$890,000	$890,000

The following table shows the expected use of approximately $890,000 of net proceeds not held in the trust account.

	Amount	% of Total
Legal, accounting, due diligence, travel, and other expenses in connection with any business combination(5)	$400,000	44.94%
Legal and accounting fees related to regulatory reporting obligations	120,000	13.48%
Payment for office space, utilities and secretarial and administrative support ($5,000 per month for 18 months)	90,000	8.43%
Director and Officer liability insurance premiums	100,000	11.24%
Working capital to cover miscellaneous expenses (including franchise taxes)	180,000	21.91%
Total	$890,000	100%

(1)	Includes amounts payable to public shareholders who properly redeem their shares in connection with our successful completion of our initial business combination.

(2)	In the event that offering expenses are less than set forth in this table, any such amounts will be used for post-closing working capital expenses. In the event that the offering expenses are more than as set forth in this table, we may fund such excess with funds not held in the trust account.
(3)	Underwriting commissions include $552,000 (such amount to remain unchanged in the event the underwriter’s over-allotment option is exercised in full) payable to the underwriter upon the closing of this offering and 100,000 representative shares (or up to 115,000 representative shares if the over-allotment option is exercised in full) to be issued at the closing of this offering. The underwriters have agreed to defer underwriting commissions of 0.2% of the gross proceeds of this offering to be paid in cash upon the completion of our initial business combination. The underwriters have also agreed to defer underwriting commissions of 3.0% of the gross proceeds of this offering to be paid in the form of shares. 300,000 (or 345,000 if the underwriters’ over-allotment option is exercised in full) ordinary shares of the company, which constitutes the underwriter’s deferred compensation shares, will be paid to the underwriters at the closing of the initial business combination. See “Underwriting.”
(4)	These expenses are estimates only. Our actual expenditures for some or all of these items may differ from the estimates set forth herein. For example, we may incur greater legal and accounting expenses than our current estimates in connection with negotiating and structuring our initial business combination based upon the level of complexity of such business combination. In the event we identify a business combination target in a specific industry subject to specific regulations, we may incur additional expenses associated with legal due diligence and the engagement of special legal counsel. In addition, our staffing needs may vary and as a result, we may engage a number of consultants to assist with legal and financial due diligence. We do not anticipate any change in our intended use of proceeds, other than fluctuations among the current categories of allocated expenses, which fluctuations, to the extent they exceed current estimates for any specific category of expenses, would not be available for our expenses. The amount in the table above does not include interest available to us from the trust account. The proceeds held in the trust account will be invested only in U.S. government treasury obligations with a maturity of 185 days or less or in money market funds meeting certain conditions under Rule 2a-7 under the Investment Company Act which invest only in direct U.S. government treasury obligations.
(5)	Includes estimated amounts that may also be used in connection with our initial business combination to fund a “no shop” provision and commitment fees for financing.

NYSE rules provide that at least 90% of the gross proceeds from this offering and the sale of the private placement units be deposited in a trust account. Of the estimated net proceeds we receive from this offering and the sale of the placement units described in this prospectus, $100,000,000 ($10.00 per unit), or $115,000,000 the underwriters’ over-allotment option is exercised in full ($10.00 per unit), will be deposited into a segregated trust account located in the United States with [Continental Stock Transfer & Trust Company] acting as trustee, and $890,000 will be used to pay expenses in connection with the closing of this offering and for working capital following this offering. The proceeds held in the trust account will initially be invested only in U.S. government treasury obligations with a maturity of 185 days or less or in money market funds meeting certain conditions under Rule 2a-7 under the Investment Company Act which invest only in direct U.S. government treasury obligations; the holding of these assets in this form is intended to be temporary and for the sole purpose of facilitating the intended business combination. To mitigate the risk that we might be deemed to be an investment company for purposes of the Investment Company Act, which risk increases the longer that we hold investments in the trust account, we may, at any time (based on our management team’s ongoing assessment of all factors related to our potential status under the Investment Company Act), instruct the trustee to liquidate the investments held in the trust account and instead to hold the funds in the trust account in cash or in an interest bearing demand deposit account at a bank. Except with respect to interest earned on the funds held in the trust account that may be released to us to pay our taxes, if any, the funds held in the trust account will not be released until the earliest to occur of (a) the completion of our initial business combination; (b) the redemption of any public shares properly tendered in connection with a shareholder vote to amend our amended and restated memorandum and articles of association (i) to modify the substance or timing of our obligation to allow redemption in connection with our initial business combination or to redeem 100% of our public shares if we do not complete our initial business combination within the period to consummate the initial business combination or (ii) with respect to any other provisions relating to shareholders’ rights or pre-initial business combination activity; and (c) the redemption of all of our public shares if we have not completed our initial business combination within the period to consummate the initial business combination, subject to applicable law. Based on current interest rates, we expect that interest income earned on the trust account (if any) will be sufficient to pay our income and franchise taxes.

The net proceeds released to use from the trust account may be used as consideration to pay the sellers of a target business with which we ultimately complete our initial business combination. If our initial business combination is paid for using equity or debt securities, or not all of the funds released from the trust account are used for payment of the consideration in connection with our initial business combination or used for redemptions of our ordinary shares, we may apply the balance of the cash released from the trust account for general corporate purposes, including for maintenance or expansion of operations of the post-transaction company, the payment of principal or interest due on indebtedness incurred in completing our initial business combination, to fund the purchase of other companies or for working capital. There is no limitation on our ability to raise funds privately or through loans in connection with our initial business combination.

We believe that amounts not held in trust, together with funds available to us from loans from our sponsor, will be sufficient to pay the costs and expenses to which such proceeds are allocated. This belief is based on the fact that while we may begin preliminary due diligence of a target business in connection with an indication of interest, we intend to undertake in-depth due diligence, depending on the circumstances of the relevant prospective acquisition, only after we have negotiated and signed a letter of intent or other preliminary agreement that addresses the terms of a business combination. However, if our estimate of the costs of undertaking in-depth due diligence and negotiating a business combination is less than the actual amount necessary to do so, we may be required to raise additional capital, the amount, availability and cost of which is currently unascertainable. If we are required to seek additional capital, we could seek such additional capital through loans or additional investments from our sponsor, members of our management team or their respective affiliates, but such persons are not under any obligation to advance funds to, or invest in, us.

On January 19, 2026, the Company issued an unsecured promissory note to Horizon Glow, pursuant to which the Company may borrow up to an aggregate principal amount of $300,000. As of January 31, 2026, we have borrowed $164,159 under the promissory note with Horizon Glow. This loan is non-interest bearing, unsecured and amounts drawn are due at the closing of this offering.

In addition, in order to finance transaction costs in connection with an intended initial business combination, our sponsor or an affiliate of our sponsor or certain of our officers and directors may, but are not obligated to, loan us funds as may be required. If we complete our initial business combination, we will repay such loaned amounts. In the event that our initial business combination does not close, we may use a portion of the working capital held outside the trust account to repay such loaned amounts but no proceeds from our trust account would be used for such repayment. Up to $1,500,000 of such loans may be convertible into units, at a price of $10.00 per unit at the option of the lender, upon consummation of our initial business combination. In addition, our sponsor, officers and directors or their affiliates or designees may loan us funds in support of our potential extension to allow additional time for us to complete an initial business combination which will be evidenced in extension convertible notes, or the “extension notes,” to be repaid in cash or $10.00 per unit, or the “extension units,” at the closing of our initial business combination. The units would be identical to the placement units. The terms of such loans by our officers and directors, if any, have not been determined and no written agreements exist with respect to such loans. We do not expect to seek loans from parties other than our sponsor or an affiliate of our sponsor, as we do not believe third parties will be willing to loan such funds and provide a waiver against any and all rights to seek access to funds in our trust account.

If we seek shareholder approval of our initial business combination, and we do not conduct redemptions in connection with our initial business combination pursuant to the tender offer rules, our initial shareholders, directors, officers, advisors or their respective affiliates may purchase shares in privately negotiated transactions either prior to or following the completion of our initial business combination. However, they have no current commitments, plans or intentions to engage in such transactions and have not formulated any terms or conditions for any such transactions. If they engage in such transactions, they will not make any such purchases when they are in possession of any material non-public information not disclosed or if such purchases are prohibited by Regulation M under the Exchange Act. We do not currently anticipate that such purchases, if any, would constitute a tender offer subject to the tender offer rules under the Exchange Act or a going-private transaction subject to the going-private rules under the Exchange Act; however, if the purchasers determine at the time of any such purchases that the purchases are subject to such rules, the purchasers will comply with such rules.

The agreement for our initial business combination may require as a closing condition that we have a minimum net worth or a certain amount of cash. If too many public shareholders exercise their redemption rights so that we cannot satisfy the net tangible asset requirement or any net worth or cash requirements, we would not proceed with such redemption and the related business combination, and may instead search for an alternate business combination.

A public shareholder will be entitled to receive funds from the trust account only upon the earliest to occur of: (a) our completion of an initial business combination, (b) the redemption of any public shares properly tendered in connection with a shareholder vote to amend our amended and restated memorandum and articles of association (i) to modify the substance or timing of our obligation to allow redemption in connection with our initial business combination or to redeem 100% of our public shares if we do not complete our initial business combination within the period to consummate the initial business combination or (ii) with respect to any other provisions relating to shareholders’ rights or pre-initial business combination activity and (c) the redemption of our public shares if we have not completed our initial business combination within the period to consummate the initial business combination, subject to applicable law and as further described herein and any limitations (including but not limited to cash requirements) created by the terms of the proposed business combination. In no other circumstances will a public shareholder have any right or interest of any kind to or in the trust account.

Our sponsor, directors and each member of our management have entered into a letter agreement with us, pursuant to which they have agreed to waive their redemption rights with respect to any founder shares and any public shares held by them in connection with the completion of our initial business combination. In addition, our sponsor has agreed to waive their rights to liquidating distributions from the trust account with respect to any founder shares held by it if we do not complete our initial business combination within the prescribed time frame. However, if our sponsor or any of our officers, directors or affiliates acquire public shares in or after this offering, they will be entitled to liquidating distributions from the trust account with respect to such public shares if we do not complete our initial business combination within the prescribed time frame.

DIVIDEND POLICY

We have not paid any cash dividends on our ordinary shares to date and do not intend to pay cash dividends prior to the completion of our initial business combination. The payment of cash dividends in the future will be dependent upon our revenues and earnings, if any, capital requirements and general financial condition subsequent to completion of our initial business combination. The payment of any cash dividends subsequent to our initial business combination will be within the discretion of our board of directors at such time and we will only pay such dividend out of our profits or share premium account (subject to solvency requirements) as permitted under Cayman Islands law. Further, if we incur any indebtedness in connection with our initial business combination, our ability to declare dividends may be limited by restrictive covenants we may agree to in connection therewith.

DILUTION

The difference between the public offering price per ordinary share, and the pro forma net tangible book value per ordinary share after this offering constitutes the dilution to investors in this offering. Net tangible book value per share is determined by dividing our net tangible book value, which is our total tangible assets less total liabilities, by the number of outstanding ordinary shares.

For the purposes of the dilution calculations, we have assumed no value attributed to the rights included in the units. Additionally, these calculations do not account for any dilution resulting from the issuance of fractional shares associated with these rights, which would otherwise increase dilution to public shareholders. For example, if one-eighth of an ordinary share were included for each right, the total number of ordinary shares would increase to 11,250,000 (consisting of 10,000,000 ordinary shares offered by this prospectus and 1,250,000 shares attributable to outstanding rights), and the price per ordinary share in this offering would be deemed to be $8.89.

As of January 31, 2026, our net tangible book deficit was $91,665, or approximately $(0.03) per ordinary share. After giving effect to the sale of 10,000,000 ordinary shares included in the units we are offering by this prospectus (or 11,500,000 ordinary shares if the underwriters’ over-allotment option is exercised in full), the sale of the placement units and the deduction of underwriting commissions and estimated expenses of this offering, our pro forma net tangible book value as of January 31, 2026 would have been $822,540 or $0.19 per share (or $905,741 or $0.18 per share if the underwriter’s over-allotment option is exercised in full), representing an immediate increase in net tangible book value of $0.22 per share (or $0.21 per share if the underwriter’s over-allotment option is exercised in full) to our sponsor as of the date of this prospectus and an immediate dilution of 98.1% or $9.81 per share (or 98.2% or $9.82 per share if the underwriters’ over-allotment option is exercised in full) to new investors not exercising their conversion/tender rights. For purposes of presentation, our pro forma net tangible book value after this offering is $100,000,000, less than it otherwise would have been because if we effect a business combination, the ability of public shareholders to exercise conversion rights or sell their shares to us in any tender offer may result in the conversion or tender of up to 10,000,000 shares sold in this offering.

The following table illustrates the dilution to the public shareholders on a per-share basis:

	Without Over-allotment Option Exercised	With Over-allotment Option Fully Exercised
Public offering price	$10.00	$10.00
Net tangible book deficit before this offering	$(0.03)	$(0.03)
Increase attributable to new investors and sale of placement units	0.22	0.21
Pro forma net tangible book value after this offering	0.19	0.18
Dilution to public shareholders	$9.81	$9.82
% of dilution to public shareholders	98.1%	98.2%

In addition, the table below shows material probable transactions or sources of dilution and the extent of such dilution that non-redeeming public shareholders could experience in connection with the closing of this offering. The table below assumes: Scenario A) 25% of the maximum number of our public shares are redeemed, Scenario B) 50% of the maximum number of our public shares are redeemed, Scenario C) 75% of the maximum number of our public shares are redeemed, and Scenario D) maximum of our public shares redemptions.

As of January 31, 2026
	Without Over-Allotment Option Exercised
	Scenario A 25% of maximum redemptions(1)	Scenario B 50% of maximum redemptions(2)	Scenario C 75% of maximum redemptions(3)	Scenario D Maximum redemptions(4)
Offering price of $10.00	$10.00	$10.00	$10.00	$10.00
Pro forma net tangible book value per share, as adjusted*	$6.37	$5.41	$3.74	$0.19
Dilution to public shareholders	$3.63	$4.59	$6.26	$9.81

Numerator:
Net tangible book value before this offering	$(91,665)	$(91,665)	$(91,665)	$(91,665)
Net proceeds from this offering and sale of the private units, net of expenses(9)	100,890,000	100,890,000	100,890,000	100,890,000
Plus: Offering costs accrued in advance, excluded from tangible book value	107,406	107,406	107,406	107,406
Less: Proceeds held in trust subject to redemption(10)	(25,000,000)	(50,000,000)	(75,000,000)	(100,000,000)
Less: Over-allotment option liability	(83,201)	(83,201)	(83,201)	(83,201)
	$75,822,540	$50,822,540	$25,822,540	$822,540
Denominator:
Ordinary shares issued and outstanding prior to this offering(10)	2,875,002	2,875,002	2,875,002	2,875,002
Less: Ordinary shares forfeited if over-allotment is not exercised	(375,000)	(375,000)	(375,000)	(375,000)
Ordinary shares included in the public units offered	10,000,000	10,000,000	10,000,000	10,000,000
Ordinary shares included in the private units	219,700	219,700	219,700	219,700
Ordinary shares underlying the rights to be included in the public units	1,250,000	1,250,000	1,250,000	1,250,000
Ordinary shares underlying the rights to be included in the private units	27,463	27,463	27,463	27,463
Representative Share	100,000	100,000	100,000	100,000
Deferred compensation shares	300,000	300,000	300,000	300,000
Less: Shares subject to redemption	(2,500,000)	(5,000,000)	(7,500,000)	(10,000,000)
	11,897,165	9,397,165	6,897,165	4,397,165

*	The pro forma net tangible book value per share after the offering is calculated as follows:

(1)	The numbers set forth in this column assume that 2,500,000 public shares, or 25% of 10,000,000 public shares are redeemed.
(2)	The numbers set forth in this column assume that 5,000,000 public shares, or 50% of 10,000,000 public shares are redeemed.
(3)	The numbers set forth in this column assume that 7,500,000 public shares, or 75% of 10,000,000 public shares are redeemed.
(4)	The numbers set forth in this column assume that 10,000,000 public shares, or 100% of 10,000,000 public shares are redeemed.

As of January 31, 2026
	With Over-Allotment Option Exercised
	Scenario A 25% of maximum redemptions(5)	Scenario B 50% of maximum redemptions(6)	Scenario C 75% of maximum redemptions(7)	Scenario D Maximum redemptions(8)
Offering price	$10.00	$10.00	$10.00	$10.00
Pro forma net tangible book value per share, as adjusted*	$6.39	$5.42	$3.76	$0.18
Dilution to public shareholders	$3.61	$4.58	$6.24	$9.82

Numerator:
Net tangible book value before this offering	$(91,665)	$(91,665)	$(91,665)	$(91,665)
Net proceeds from this offering and sale of the private units, net of expenses(9)	115,890,000	115,890,000	115,890,000	115,890,000
Plus: Offering costs accrued in advance, excluded from tangible book value	107,406	107,406	107,406	107,406
Less: Proceeds held in trust subject to redemption(10)	(28,750,000)	(57,500,000)	(86,250,000)	(115,000,000)
	$87,155,741	$58,405,741	$29,655,741	$905,741
Denominator:
Ordinary shares issued and outstanding prior to this offering(10)	2,875,002	2,875,002	2,875,002	2,875,002
Ordinary shares included in the public units offered	11,500,000	11,500,000	11,500,000	11,500,000
Ordinary shares included in the private units	219,700	219,700	219,700	219,700
Ordinary shares underlying the rights to be included in the public units	1,437,500	1,437,500	1,437,500	1,437,500
Ordinary shares underlying the rights to be included in the private units	27,463	27,463	27,463	27,463
Representative Shares	115,000	115,000	115,000	115,000
Deferred compensation shares	345,000	345,000	345,000	345,000
Less: Shares subject to redemption	(2,875,000)	(5,750,000)	(8,625,000)	(11,500,000)
	13,644,665	10,769,665	7,894,665	5,019,665

(5)	The numbers set forth in this column assume that 2,875,000 public shares, or 25% of 11,500,000 public shares are redeemed.
(6)	The numbers set forth in this column assume that 5,750,000 public shares, or 50% of 11,500,000 public shares are redeemed.
(7)	The numbers set forth in this column assume that 8,625,000 public shares, or 75% of 11,500,000 public shares are redeemed.
(8)	The numbers set forth in this column assume that 11,500,000 public shares are redeemed, or 100% of 11,500,000 public shares are redeemed.
(9)	Expenses applied against gross proceeds include offering expenses of $755,000. See “Use of Proceeds.”
(10)	If we seek shareholder approval of our initial business combination and we do not conduct redemptions in connection with our initial business combination pursuant to the tender offer rules, our sponsor, directors, executive officers, advisors or any of their affiliates may purchase public shares or public units in privately negotiated transactions or in the open market either prior to or following the completion of our initial business combination. In the event of any such purchases of our shares prior to the completion of our initial business combination, the number of ordinary shares subject to redemption will be reduced by the amount of any such purchases, increasing the pro forma net tangible book value per share.

The following table sets forth information with respect to our sponsor and the public shareholders, assuming no exercise of the over-allotment option:

	Shares		Total Consideration		Average Price per
Holder of	Purchased	Percentage	Amount	Percentage	Share
Insider shares(1)	2,500,002	17.36%	$25,000	0.02%	$0.01
Placement shares(2)	247,163	1.72%	$2,197,000	2.15%	$8.89
Representative shares	100,000	0.69%	$-	-	$-
Deferred compensation shares	300,000	2.08%	$-	-	$-
Public shareholders(3)	11,250,000	78.14%	$100,000,000	97.83%	$8.89
Total	14,397,165	100.00%	$102,222,000	100.00%	7.10

(1)	Assumes the forfeiture by our sponsor of 375,000 shares of ordinary shares.
(2)	Includes the issuance of an additional 27,436 ordinary shares underlying the rights contained in the placement shares.
(3)	Includes the issuance of an additional 1,250,000 ordinary shares underlying the rights contained in the public shares.

In addition to the material probable transactions or sources of dilutions discussed above, we note that there are possible other sources of dilution and the extent of such dilution that non-redeeming public shareholders could experience in connection with the closing of the initial business combination may be uncertain, due to the uncertainty associated with the occurrence or the amount of securities that may be issued pursuant to such occurrence, including arising from: (i) any loans or additional investments from our sponsor, members of our management team or any of their affiliates or designees, including the issuing of working capital units or extension units, (ii) any ordinary shares, preferred shares or debt securities that may be issued to third parties pursuant to any equity financing or debt financing in connection with the initial business combination, (iii) any additional securities that might be issued as we may seek an initial business combination with a target company with an enterprise value greater than the net proceeds of the offering, or (iv) other source of issue of securities, such as the reservation and issuance of any securities under an employee incentive plan after completion of our initial business combination. For further discussions on potential sources of dilutions and potential risks associated thereof, see “Risk Factors — The conversion of any working capital loans or extension loans into working capital units or extension units may result in significant dilution to your public shares” on page [62] of this prospectus, and “Risk Factors — We may issue additional ordinary shares or debt securities to complete a business combination or under an employee incentive plan after completion of our initial business combination. Any such issuances would dilute the interest of our shareholders and likely present other risks” on pages [82] of this prospectus.

CAPITALIZATION

The following table sets forth our capitalization on January 31, 2026, and as adjusted to give effect to the filing of our amended and restated memorandum and articles of association, the sale of our units in this offering and the sale of the placement units and the application of the estimated net proceeds derived from the sale of such securities assuming no exercise by the underwriters of their over-allotment option:

	January 31, 2026
	Actual	As Adjusted(1)
Promissory note - a related party(2)	$164,159	-
Over-allotment option liability	-	83,201
Ordinary shares, $0.00001 par value, 5,000,000,000 shares authorized; 10,000,000 shares which are subject to possible redemption(3)(4)	-	100,000,000
Shareholders’ (deficit) equity:
Ordinary shares, $0.00001 par value, 5,000,000,000 shares authorized; 2,875,002 and 12,819,700 shares issued and outstanding (excluding 0 and 10,000,000 shares subject to possible redemption), actual and as adjusted, respectively(5)	29	28
Additional paid-in capital	24,971	1,663,541
Accumulated deficit	(9,259)	(841,029)
Total shareholders’ (deficit) equity	15,741	822,540
Total capitalization(6)	$15,741	$100,822,540

(1)	The “As Adjusted” presentation does not include deferred underwriting commission of 300,000 shares (or up to 345,000 shares if the over-allotment option is exercised in full) as these shares are contingent upon the completion of an initial business combination. It also assumes no exercise of the underwriter’s over-allotment option and the corresponding forfeiture of 375,000 ordinary shares held by our sponsor.
(2)	Horizon Glow has agreed to loan us up to $300,000 under an unsecured promissory note issued on January 19, 2026 to be used for a portion of the expenses of this offering. As of January 31, 2026, we borrowed $164,159 under the promissory note with Horizon Glow.
(3)	In connection with the completion of our initial business combination, we will provide our public shareholders with the opportunity to redeem their public shares for cash at a per share price equal to the aggregate amount then on deposit in the trust account as of two business days prior to the consummation of the initial business combination including interest earned on the funds held in the trust account and not previously released to us to pay our taxes.
(4)	All of the 10,000,000 ordinary shares sold as part of the units in the offering contain a redemption feature which allows for the redemption of such public shares in connection with our liquidation if there is a shareholder vote or tender offer in connection with our initial business combination and in connection with certain amendments to our amended and restated memorandum and articles of association. In accordance with SEC and its guidance on redeemable equity instruments, which has been codified in ASC 480-10-S99, redemption provisions not solely within the control of a company require shares subject to redemption to be classified outside of permanent equity. Given that the 10,000,000 ordinary shares sold as part of the units in the offering will be issued with other freestanding instruments (i.e., public units), the initial carrying value of ordinary shares classified as temporary equity will be the allocated proceeds determined in accordance with ASC 470-20. Our ordinary shares are subject to ASC 480-10-S99. If it is probable that the equity instrument will become redeemable, we have the option to either (i) accrete changes in the redemption value over the period from the date of issuance (or from the date that it becomes probable that the instrument will become redeemable, if later) to the earliest redemption date of the instrument or (ii) recognize changes in the redemption value immediately as they occur and adjust the carrying amount of the instrument to equal the redemption value at the end of each reporting period. We have elected to recognize the changes immediately. The accretion or remeasurement will be treated as a deemed dividend (i.e., a reduction to retained earnings, or in absence of retained earnings, additional paid-in capital).
(5)	Actual share amount is prior to any forfeiture of founder shares by our sponsor and as adjusted amount assumes no exercise of the underwriters’ over-allotment option.
(6)	The “as adjusted” total capitalization is derived by adding total shareholders’ equity and the value of ordinary shares subject to possible redemption.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Overview

We are a blank check company incorporated on September 19, 2025, as a Cayman Islands exempted company and formed for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses. We have not selected any business combination target and we have not, nor has anyone on our behalf, initiated any substantive discussions directly or indirectly, with any business combination target. We intend to effectuate our initial business combination using cash from the proceeds of this offering and the private placement of the units, the proceeds of the sale of our shares in connection with our initial business combination (pursuant to forward purchase agreements or backstop agreements we may enter into following the consummation of this offering or otherwise), shares issued to the owners of the target, debt issued to banks or other lenders or the owners of the target, or a combination of the foregoing.

The issuance of additional shares in connection with a business combination to the owners of the target or other investors:

●	may significantly dilute the equity interest of investors in this offering;

●	could cause a change in control if a substantial number of ordinary shares are issued, which may affect, among other things, our ability to use our net operating loss carry forwards, if any, and could result in the resignation or removal of our present officers and directors;

●	may have the effect of delaying or preventing a change of control of us by diluting the share ownership or voting rights of a person seeking to obtain control of us; and

●	may adversely affect prevailing market prices for our ordinary shares.

Similarly, if we issue debt securities, or otherwise incur significant debt, it could result in:

●	default and foreclosure on our assets if our operating revenues after an initial business combination are insufficient to repay our debt obligations;

●	acceleration of our obligations to repay the indebtedness even if we make all principal and interest payments when due if we breach certain covenants that require the maintenance of certain financial ratios or reserves without a waiver or renegotiation of that covenant;

●	our immediate payment of all principal and accrued interest, if any, if the debt is payable on demand;

●	our inability to obtain necessary additional financing if the debt contains covenants restricting our ability to obtain such financing while the debt is outstanding;

●	our inability to pay dividends on our ordinary shares;

●	using a substantial portion of our cash flow to pay principal and interest on our debt, which will reduce the funds available for dividends on our ordinary shares if declared, our ability to pay expenses, make capital expenditures and acquisitions and fund other general corporate purposes;

●	limitations on our flexibility in planning for and reacting to changes in our business and in the industry in which we operate;

●	increased vulnerability to adverse changes in general economic, industry and competitive conditions and adverse changes in government regulation; and

●	limitations on our ability to borrow additional amounts for expenses, capital expenditures, acquisitions, debt service requirements and execution of our strategy and other purposes and other disadvantages compared to our competitors who have less debt.

As of January 31, 2026, we had $72,494 in cash and $107,406 in deferred offering costs. Further, we expect to incur significant costs in the pursuit of our initial business combination. We cannot assure you that our plans to raise capital or to complete our initial business combination will be successful.

Results of Operations and Known Trends or Future Events

We have neither engaged in any operations nor generated any revenues to date. Our only activities since inception have been organizational activities and those necessary to prepare for this offering. Following this offering, we will not generate any operating revenues until after completion of our initial business combination. We will generate non-operating income in the form of interest income on cash and cash equivalents after this offering. There has been no significant change in our financial or trading position and no material adverse change has occurred since the date of our audited financial statements. After this offering, we expect to incur increased expenses as a result of being a public company (for legal, financial reporting, accounting and auditing compliance), as well as for due diligence expenses. We expect our expenses to increase substantially after the closing of this offering.

For the three months ended January 31, 2026, we had a net loss of $2,328, all of which consisted of formation and operating costs. For the period from September 19, 2025 (inception) through January 31, 2026, we had a net loss of $9,259, all of which consisted of formation and operating costs.

Liquidity and Capital Resources

Our liquidity needs will be satisfied prior to the completion of this offering through receipt of $25,000 from the sale of the founder shares and an aggregate of up to $300,000 in loans available from Horizon Glow under an unsecured promissory note executed on January 19, 2026, and due at the closing of this offering. As of January 31, 2026, we borrowed $164,159 under the promissory note with Horizon Glow. Further, we have incurred and expect to continue to incur significant costs in pursuit of our financing and acquisition plans. Management’s plans to address this uncertainty through this offering are discussed above. We cannot assure you that our plans to raise capital or to consummate an initial business combination will be successful. These factors, among others, raise substantial doubt about our ability to continue as a going concern. In the event that the offering expenses are less than our estimate of $755,000, the amount of funds we intend to be held outside the trust account would increase by a corresponding amount.

We estimate that the net proceeds from (i) the sale of the units in this offering, after deducting offering expenses of approximately $755,000, underwriting commissions of $552,000 (fixed, whether or not the underwriters’ over-allotment option is exercised in full), and (ii) the sale of the placement units for a purchase price of approximately $2,197,000 (regardless of whether the over-allotment option is exercised in full), will be $100,890,000 (or $115,890,000 if the underwriter’s over-allotment option is exercised in full). Of this amount, $100,000,000 (or $115,000,000 if the over-allotment option is exercised in full) will be held in the trust account. The remaining $890,000 will not be held in trust. The proceeds held in the trust account will be invested only in U.S. government treasury obligations with a maturity of 185 days or less or in money market funds meeting certain conditions under Rule 2a-7 under the Investment Company Act, which invest only in direct U.S. government treasury obligations.

The remaining net proceeds of approximately $890,000 will not be held in the trust account. In the event that our offering expenses exceed our estimate of $755,000, we may fund such excess with funds not to be held in the trust account. In such case, the amount of funds we intend to be held outside the trust account would decrease by a corresponding amount. Conversely, in the event that the offering expenses are less than our estimate of $755,000, the amount of funds we intend to be held outside the trust account would increase by a corresponding amount; the holding of these assets in this form is intended to be temporary and for the sole purpose of facilitating the intended business combination. To mitigate the risk that we might be deemed to be an investment company for purposes of the Investment Company Act, which risk increases the longer that we hold investments in the trust account, we may, at any time (based on our management team’s ongoing assessment of all factors related to our potential status under the Investment Company Act), instruct the trustee to liquidate the investments held in the trust account and instead to hold the funds in the trust account in cash or in an interest bearing demand deposit account at a bank.

We intend to use substantially all of the funds held in the trust account, including any amounts representing interest earned on the trust account (less taxes payable) to complete our initial business combination. We may withdraw interest income (if any) to pay our taxes, if any. Our annual income tax obligations will depend on the amount of interest and other income earned on the amounts held in the trust account. Based on assumed interest rates, we expect that the interest income earned on the amount in the trust account (if any), will be sufficient to pay our income and franchise taxes. To the extent that our equity or debt is used, in whole or in part, as consideration to complete our initial business combination, the remaining proceeds held in the trust account will be used as working capital to finance the operations of the target business or businesses, make other acquisitions and pursue our growth strategies.

Prior to the completion of our initial business combination, we will have available to us the approximately $890,000 proceeds held outside the trust account, as well as certain funds from loans from our sponsor. We will use these funds to primarily identify and evaluate target businesses, perform business due diligence on prospective target businesses, travel to and from the offices, plants or similar locations of prospective target businesses or their representatives or owners, review corporate documents and material agreements of prospective target businesses, and structure, negotiate and complete a business combination.

We do not believe we will need to raise additional funds following this offering in order to meet the expenditures required for operating our business prior to our initial business combination, other than funds available from loans from our sponsor. However, if our estimates of the costs of identifying a target business, undertaking in-depth due diligence and negotiating an initial business combination are less than the actual amount necessary to do so, we may have insufficient funds available to operate our business prior to our initial business combination. In order to fund working capital deficiencies or finance transaction costs in connection with an intended initial business combination, our sponsor or an affiliate of our sponsor or certain of our officers and directors may, but are not obligated to, loan us funds as may be required. If we complete our initial business combination, we will repay such loaned amounts. In the event that our initial business combination does not close, we may use a portion of the working capital held outside the trust account to repay such loaned amounts but no proceeds from our trust account would be used for such repayment. The terms of such loans by our officers and directors, if any, have not been determined and no written agreements exist with respect to such loans. Prior to the completion of our initial business combination, we do not expect to seek loans from parties other than our sponsor or an affiliate of our sponsor, as we do not believe third parties will be willing to loan such funds and provide a waiver against any and all rights to seek access to funds in our trust account.

In order to fund working capital deficiencies or finance transaction costs in connection with an intended initial business combination, our sponsor or an affiliate of our sponsor or certain of our officers and directors may, but are not obligated to, loan us funds as may be required. If we complete our initial business combination, we will repay such loaned amounts. In the event that our initial business combination does not close, we may use a portion of the working capital held outside the trust account to repay such loaned amounts, but no proceeds from our trust account would be used for such repayment. Up to $1,500,000 of such loans may be convertible into units, at a price of $10.00 per unit at the option of the lender, upon consummation of our initial business combination. In addition, our sponsor, officers and directors or their affiliates or designees may loan us funds in support of our potential extension to allow additional time for us to complete an initial business combination which will be evidenced in extension convertible notes, or the “extension notes,” to be repaid in cash or $10.00 per unit, or the “extension units,” at the closing of our initial business combination. The units would be identical to the placement units. The terms of such loans by our sponsor, officers and directors, if any, have not been determined and no written agreements exist with respect to such loans. We do not expect to seek loans from parties other than our sponsor or an affiliate of our sponsor as we do not believe third parties will be willing to loan such funds and provide a waiver against any and all rights to seek access to funds in our trust account.

We expect our primary liquidity requirements during the 18-month period subsequent to our IPO to include approximately $520,000 for legal, accounting, due diligence, travel and other expenses associated with structuring, negotiating and documenting successful business combinations and regulatory reporting requirements; $90,000 for office space, utilities and secretarial and administrative support; $100,000 for Director and Officer liability insurance premiums; and approximately $180,000 for working capital that will be used for miscellaneous expenses and reserves.

These amounts are estimates and may differ materially from our actual expenses. In addition, we could use a portion of the funds not being placed in trust to pay commitment fees for financing, fees to consultants to assist us with our search for a target business or as a down payment or to fund a “no-shop” provision (a provision designed to keep target businesses from “shopping” around for transactions with other companies or investors on terms more favorable to such target businesses) with respect to a particular proposed business combination, although we do not have any current intention to do so. If we entered into an agreement where we paid for the right to receive exclusivity from a target business, the amount that would be used as a down payment or to fund a “no-shop” provision would be determined based on the terms of the specific business combination and the amount of our available funds at the time. Our forfeiture of such funds (whether as a result of our breach or otherwise) could result in our not having sufficient funds to continue searching for, or conducting due diligence with respect to, prospective target businesses.

We do not believe we will need to raise additional funds following this offering in order to meet the expenditures required for operating our business. However, if our estimates of the costs of identifying a target business, undertaking in-depth due diligence and negotiating an initial business combination are less than the actual amount necessary to do so, we may have insufficient funds available to operate our business prior to our initial business combination. Moreover, we may need to obtain additional financing either to complete our initial business combination, either because the transaction requires more cash than is available from the proceeds held in our trust account, or because we become obligated to redeem a significant number of our public shares upon completion of our initial business combination, in which case we may issue additional securities or incur debt in connection with such business combination. Subject to compliance with applicable securities laws, we would only complete such financing simultaneously with the completion of our initial business combination. If we do not complete our initial business combination because we do not have sufficient funds available to us, we will be forced to cease operations and liquidate the trust account. In addition, following our initial business combination, if cash on hand is insufficient, we may need to obtain additional financing in order to meet our obligations.

Controls and Procedures

We are not currently required to maintain an effective system of internal controls as defined by Section 404 of the Sarbanes-Oxley Act. We will be required to comply with the internal control requirements of the Sarbanes-Oxley Act for the fiscal year ending January 31, 2026. Only in the event that we are deemed to be a large-accelerated filer or an accelerated filer and no longer an emerging growth company would be required to comply with the independent registered public accounting firm attestation requirement. Further, as long as we remain an emerging growth company, we intend to take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies including, but not limited to, not being required to comply with the independent registered public accounting firm attestation requirement.

Prior to the closing of this offering, we have not completed an assessment, nor have our auditors tested our systems, of our internal controls. We expect to assess the internal controls of our target business or businesses prior to the completion of our initial business combination and, if necessary, to implement and test additional controls as we may determine are necessary in order to state that we maintain an effective system of internal controls. A target business may not be in compliance with the provisions of the Sarbanes-Oxley Act regarding the adequacy of internal controls. Many small and mid-sized target businesses we may consider for our initial business combination may have internal controls that need improvement in areas such as:

●	staffing for financial, accounting and external reporting areas, including segregation of duties;

●	reconciliation of accounts;

●	proper recording of expenses and liabilities in the period to which they relate;

●	evidence of internal review and approval of accounting transactions;

●	documentation of processes, assumptions and conclusions underlying significant estimates; and

●	documentation of accounting policies and procedures.

Because it will take time, management involvement and perhaps outside resources to determine what internal control improvements are necessary for us to meet regulatory requirements and market expectations for our operation of a target business, we may incur significant expense in meeting our public reporting responsibilities, particularly in the areas of designing, enhancing, or remediating internal and disclosure controls. Doing so effectively may also take longer than we expect, thus increasing our exposure to financial fraud or erroneous financing reporting.

Once our management’s report on internal controls is complete, we will retain our independent registered public accounting firm to audit and render an opinion on internal control over financial reporting when required by Section 404 of the Sarbanes-Oxley Act.

Quantitative and Qualitative Disclosures about Market Risk

The net proceeds of this offering and the sale of the placement units held in the trust account will be invested in U.S. government treasury obligations with a maturity of 185 days or less or in money market funds meeting certain conditions under Rule 2a-7 under the Investment Company Act which invest only in direct U.S. government treasury obligations; the holding of these assets in this form is intended to be temporary and for the sole purpose of facilitating the intended business combination. To mitigate the risk that we might be deemed to be an investment company for purposes of the Investment Company Act, which risk increases the longer that we hold investments in the trust account, we may, at any time (based on our management team’s ongoing assessment of all factors related to our potential status under the Investment Company Act), instruct the trustee to liquidate the investments held in the trust account and instead to hold the funds in the trust account in cash or in an interest bearing demand deposit account at a bank. Due to the short-term nature of these investments, we believe there will be no associated material exposure to interest rate risk. Due to the short-term nature of these investments, we believe there will be no associated material exposure to interest rate risk. However, if the interest rates of U.S. Treasury obligations become negative, we may have less interest income available to us for payment of taxes, and a decline in the value of the assets held in the trust account could reduce the principal below the amount initially deposited in the trust account.

Related Party Transactions

In connection with the Company’s formation, one ordinary share each was issued to each of F&L Corp Limited and JessieZheng Holding Limited as initial subscribers, for an aggregate price of $0.0002. On January 14, 2026, these two subscriber shares were transferred to Horizon Glow which became the sole shareholder and our current sponsor. On January 18, 2026, the original share subscription agreements entered into between the Company and each of F&L Corp Limited and JessieZheng Holding Limited, were terminated by mutual agreement. On January 19, 2026, the Company entered into a new share subscription agreement with Horizon Glow, pursuant to which, on January 29, 2026, the Company issued 2,875,000 founder share to Horizon Glow Holdings LLC for an aggregate purchase price of $25,000. As a result, Horizon Glow currently holds a total of 2,875,002 ordinary shares, for which it paid an aggregate of $25,000.0002, resulting in an average purchase price of approximately $0.0087 per share. The per share purchase price of the founder shares was determined by dividing the amount of cash contributed to the company by the aggregate number of founder shares issued.

We have entered into an Administrative Services Agreement pursuant to which we will also pay Horizon Glow a total of $5,000 per month for office space, administrative and support services. Upon completion of our initial business combination or our liquidation, we will cease paying these monthly fees.

We may reimburse our sponsor or any of our existing officers or directors, or any entity with which they are affiliated, for any out-of-pocket expenses incurred in connection with activities on our behalf, such as identifying potential target businesses and performing due diligence on suitable business combinations. Other than these payments and reimbursements, no compensation of any kind, including finder’s and consulting fees, will be paid by the company to our sponsor, executive officers and directors, or any of their respective affiliates, prior to completion of our initial business combination. Our audit committee will review on a quarterly basis all payments that were made to our sponsor, officers, directors or our or their respective affiliates and will determine which fees and expenses and the amount of expenses that will be reimbursed. Except as noted above, there is no cap or ceiling on payments that may be made to our sponsor, officers, directors or any of their respective affiliates.

Horizon Glow has agreed to loan us up to $300,000 pursuant to an executed promissory note effective as of January 19, 2026, to be used for a portion of the expenses of this offering. As of January 31, 2026, we borrowed $164,159 under the promissory note with Horizon Glow. The loan is non-interest bearing, unsecured and due at the closing of this offering. The value of Horizon Glow’s interest in this transaction corresponds to the principal amount outstanding under any such loan.

In addition, in order to finance transaction costs in connection with an intended initial business combination, our sponsor or an affiliate of our sponsor or certain of our officers and directors may, but are not obligated to, loan us funds as may be required. If we complete our initial business combination, we will repay such loaned amounts. In the event that our initial business combination does not close, we may use a portion of the working capital held outside the trust account to repay such loaned amounts but no proceeds from our trust account would be used for such repayment. Up to $1,500,000 of such loans may be convertible into units, at a price of $10.00 per unit at the option of the lender, upon consummation of our initial business combination In addition, our sponsor, officers and directors or their affiliates or designees may loan us funds in support of our potential extension to allow additional time for us to complete an initial business combination which will be evidenced in extension convertible notes, or the “extension notes,” to be repaid in cash or $10.00 per unit, or the “extension units,” at the closing of our initial business combination. The units would be identical to the placement units. The terms of such loans by our officers and directors, if any, have not been determined and no written agreements exist with respect to such loans. We do not expect to seek loans from parties other than our sponsor or an affiliate of our sponsor as we do not believe third parties will be willing to loan such funds and provide a waiver against any and all rights to seek access to funds in our trust account.

Our sponsor has agreed to purchase an aggregate of 219,700 placement units (regardless of whether the over-allotment option is exercised) in a private placement that will occur simultaneously with the closing of this offering. Each placement unit consists of one ordinary share and one right to receive one-eighth (1/8) of an ordinary share.

Our sponsor will be permitted to transfer the placement units and components securities held by them to certain permitted transferees, including our officers and directors and other persons or entities affiliated with or related to them, but the transferees receiving such securities will be subject to the same agreements with respect to such securities as our sponsor. Otherwise, these securities will not, subject to certain limited exceptions, be transferable or salable until 30 days after the completion of our initial business combination.

Pursuant to a registration rights agreement we will enter into with our initial shareholders on or prior to the closing of this offering, we may be required to register certain securities for sale under the Securities Act. These holders, and holders of units issued upon conversion of working capital loans, if any, are entitled under the registration rights agreement to make up to two demands that we register certain of our securities held by them for sale under the Securities Act and to have the securities covered thereby registered for resale pursuant to Rule 415 under the Securities Act. In addition, these holders have the right to include their securities in other registration statements filed by us. We will bear the costs and expenses of filing any such registration statements. See the section of this prospectus entitled “Certain Relationships and Related Party Transactions.”

Off-Balance Sheet Arrangements; Commitments and Contractual Obligations; Quarterly Results

As of January 31, 2026, we did not have any off-balance sheet arrangements within the meaning of Item 303 of Regulation S-K and did not have any commitments or contractual obligations. No unaudited quarterly operating data is included in this prospectus, as we have not conducted any operations to date.

Emerging Growth Company

The federal securities laws contain provisions that, among other things, relax certain reporting requirements for qualifying public companies. We will qualify as an “emerging growth company” and will be allowed to comply with new or revised accounting pronouncements based on the effective date for private (not publicly traded) companies. We are electing to delay the adoption of new or revised accounting standards, and as a result, we may not comply with new or revised accounting standards on the relevant dates on which adoption of such standards is required for non-emerging growth companies. As a result, our financial statements may not be comparable to companies that comply with new or revised accounting pronouncements as of public company effective dates.

Additionally, we are in the process of evaluating the benefits of relying on other reduced reporting requirements available to emerging growth companies. Subject to certain conditions, if, as an “emerging growth company,” we choose to rely on such exemptions we may not be required to, among other things, (i) provide an auditor’s attestation report on our system of internal controls over financial reporting pursuant to Section 404 of the Sarbanes-Oxley Act, (ii) provide all of the compensation disclosure that may be required of non-emerging growth public companies under the Dodd-Frank Wall Street Reform and Consumer Protection Act, (iii) comply with any requirement that may be adopted by the PCAOB regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and the financial statements (auditor discussion and analysis) and (iv) disclose certain executive compensation related items such as the correlation between executive compensation and performance and comparisons of the CEO’s compensation to median employee compensation. These exemptions will apply for a period of five years following the completion of our initial public offering or until we are no longer an “emerging growth company,” whichever is earlier.

PROPOSED BUSINESS

General

We are a blank check company incorporated as a Cayman Islands exempted company formed for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses, which we refer to throughout this prospectus as our initial business combination. We have not selected any specific business combination target and we have not, nor has anyone on our behalf, engaged in any substantive discussions, directly or indirectly, with any business combination target with respect to an initial business combination with us. Our search for a prospective target business will not be limited to any specific geographic region

We believe our management team’s skills and experience will assist us in identifying, evaluating and consummating a business combination, and will position them to assist businesses we acquire. However, our management team’s network and investing and operating experience do not guarantee a successful initial business combination. The members of our management team are not required to devote any significant amount of time to our business and are concurrently involved with other businesses. There is no guarantee that our current officers and directors will continue in their respective roles, or in any other role, after our initial business combination, and their expertise may only be of benefit to us until our initial business combination is completed. None of our officers or directors has served as officers or directors with special purpose acquisition corporations in the past. Past performance by our management team is not a guarantee of success with respect to any business combination we may consummate.

Sponsor Information

Our sponsor, Horizon Glow, a Delaware limited liability company, provides strategic direction, oversight, and support to our management, including sourcing potential acquisition opportunities, conducting due diligence, and executing our initial business combination. From inception through consummation of the initial business combination, the sponsor is responsible for organizing, directing, and managing our business and affairs. To date, their activities have included identifying and negotiating terms with the underwriters’ representative, engaging third-party service providers (including auditors and legal counsel), and coordinating with our directors and officers. Following the IPO, the sponsor will continue to assist management in identifying prospective target companies and negotiating transaction terms. Other than as described above, the sponsor has no other material role or responsibility in directing or managing our activities.

Horizon Glow was formed to invest in us in January 2026. The managing member of Horizon Glow is Mr. Guo Fan, our director, Chief Executive Officer and Chief Financial Officer. Mr. Fan controls the management of Horizon Glow, including the exercise of voting and investment discretion over the securities of our company held by Horizon Glow. As of the date hereof, other than Mr. Fan, no other person has a direct or indirect material interest in Horizon Glow, and Mr. Fan owns 100% of Horizon Glow.

Immediately prior to the offering, the sponsor holds 2,875,002 founder shares, which is the entirety of our issued and outstanding share capital. At the closing of the offering, the sponsor is expected to purchase 219,700 private units and hold in the aggregate 2,719,700 ordinary shares representing the aggregate of the founder shares and private units (assuming no exercise of the over-allotment option and the forfeiture by the sponsor of 375,000 founder shares as a result of no exercise of over-allotment). Other than the foregoing, our sponsor, its affiliates, and directors and officers are not expected to effect any direct or indirect transfer of ownership of securities of the SPAC, or effect transaction that resulted or could result in the surrender or cancellation of ownership of securities of the SPAC prior to the offering.

Our sponsor and its affiliates, directors and officers, and our underwriter have agreed, pursuant to written letter agreements with us, (A) to vote their founder shares, and private units (as well as any public shares acquired in or after this offering), and representative shares in favor of any proposed business combination, (B) not to propose, or vote in favor of, an amendment to our amended and restated memorandum and articles of association that would stop our public shareholders from converting or selling their shares to us in connection with a business combination or affect the substance or timing of our obligation to redeem 100% of our public shares if we do not complete a business combination within the prescribed timeline as provided in our amended and restated memorandum and articles of association unless we provide redeeming public shareholders with the opportunity to convert their public shares into the right to receive cash from the trust account in connection with any such vote, (C) not to convert any founder shares, private units, and representative shares (as well as any other shares acquired in or after this offering), as the case may be, into the right to receive cash from the trust account in connection with a shareholder vote to approve our proposed initial business combination (or sell any shares they hold to us in a tender offer in connection with a proposed initial business combination) or a vote to amend the provisions of our amended and restated memorandum and articles of association relating to shareholders’ rights or pre-business combination activity and (D) that the founder shares and private units shall not participate in any liquidating distribution upon winding up if a business combination is not consummated.

Our sponsor and its affiliates, and directors and officers have agreed not to transfer, assign or sell any of their founder shares until the earlier to occur of: (A) 180 days after the completion of our initial business combination and (B) subsequent to our initial business combination, if the reported last sale price of our ordinary shares equals or exceeds $12.00 per share (as adjusted for share subdivisions, share dividends, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period commencing at least 150 days after our initial business combination or if we complete a transaction after our initial business combination which results in all of our shareholders having the right to exchange their shares for cash, securities or other property after our initial business combination (except as described herein under “Principal Shareholders — Restrictions on Transfers of Founder Shares and placement units”). Any permitted transferees will be subject to the same restrictions and other agreements of our initial shareholders with respect to any founder shares. We refer to such transfer restrictions throughout this prospectus as the lock-up.

The private units and their component securities will not be transferable, assignable or salable until 30 days after the completion of our initial business combination (except as described under the section of this prospectus entitled “Principal Shareholders — Restrictions on Transfers of Founder Shares and Placement Units”).

Other than the foregoing, our sponsor, its affiliates, and directors and officers are not expected to effect any direct or indirect transfer of ownership of securities of the SPAC, or effect transaction that resulted or could result in the surrender or cancellation of ownership of securities of the SPAC prior to the offering.

The following table sets forth the compensation to be received by our sponsor and its affiliates, and directors and officers from us prior to or in connection with the completion of our initial business combination and the securities issued and to be issued:

Entity/Individual	Amount of Compensation to be Received or Securities Issued or to be Issued	Consideration Paid or to be Paid
Horizon Glow

2,875,002 founder shares, including up to 375,000 founder shares that are subject to forfeiture by our sponsor to the extent that the underwriters’ over-allotment is not exercised in full or in part.(1)

219,700 placement units (regardless of whether the over-allotment option is exercised) to be purchased simultaneously with the closing of this offering by Horizon Glow

$25,000 (or approximately $0.0087 per share) $2,197,000 (regardless of whether the underwriters’ over-allotment option is exercised in full)

Horizon Glow	Up to $300,000	Repayment of loans made to us to cover offering related and organizational expenses

Horizon Glow	$5,000 per month following the consummation of the IPO	Administrative and support services

Horizon Glow, our officers, directors or advisors, or our or their affiliates	Reimbursement for any out-of-pocket expenses related to identifying, investigating and completing an initial business combination	Services in connection with identifying, investigating and completing an initial business combination

Horizon Glow, our officers, directors or advisors, or our or their affiliates	Up to $1,500,000 in working capital loans, which loans may be convertible, at the lender’s discretion, into units of the post-business combination entity at the price of $10.00 per unit	Working capital loans to finance transaction costs in connection with an intended initial business combination

	Up to $2,277,000 in extension loans (assuming the underwriters exercise their over-allotment option and no public shares have been redeemed at the time of each extension), which loans may be convertible into extension units of the post-business combination entity at a price of $10.00 per extension unit	Loans to cover the cost of the extension options.

Horizon Glow, our officers, directors or advisors, or our or their affiliates(2)	Finder’s fees, advisory fees, consulting fees or success fees(2)	Any services in order to effectuate the completion of our initial business, which, if made prior to the completion of our initial business combination, will be paid from funds held outside the trust account

(1)	The number of founder shares issued was determined with the expectation to maintain the ownership at approximately 20% of the issued and outstanding shares after this offering (without giving effect to the placement units and assuming they do not purchase units in this offering).
(2)	As of the date of this prospectus, no such arrangements are currently in place.

In order to meet our working capital needs following the consummation of this offering until completion of an initial business combination, our sponsor and its affiliates, and directors and officers may, but are not obligated to, loan us funds, from time to time or at any time, in whatever amount they deem reasonable in their sole discretion. The notes would either be paid upon consummation of our initial business combination, without interest, or, at the lender’s discretion, up to $1,500,000 of the notes may be converted upon consummation of our business combination into working capital units at a price of $10.00 per unit, or the “working capital units.” In addition, if we hold a shareholder meeting to seek shareholders’ approval for an amendment to the then existing memorandum and articles of association, as amended, to modify the amount of time or substance we have to consummate an initial business combination, our sponsor and its affiliates, directors and officers may loan us funds in support of our potential extension to allow additional time for us to complete an initial business combination which will be evidenced in extension convertible notes to be repaid in cash or $10.00 per unit, or the “extension units,” at the closing of our initial business combination. The working capital units and the extension units, if any, would be identical to the private units sold in the private placement. If we do not complete our initial business combination, the loans would be repaid out of funds not held in the trust account, and only to the extent available. The terms of such loans by our sponsor and its affiliates, directors and officers, if any, have not been determined and no written agreements exist with respect to such loans. We do not expect to seek loans from parties other than our sponsor and its affiliates, directors and offices as we do not believe third parties will be willing to loan such funds and provide a waiver against any and all rights to seek access to funds in our trust account, but if we do, we will request such lender to provide a waiver against any and all rights to seek access to funds in our trust account.

Because our sponsor acquired the founder shares at a nominal price, our public shareholders will incur an immediate and substantial dilution upon closing of this offering. The following table illustrates the difference between the public offering price and our net tangible book value (NTBV), as adjusted to give effect to this offering and to redemptions of our public shares at varying levels, assuming the full exercise and no exercise of the over-allotment option.

As of January 31, 2026
	25% of Maximum		50% of Maximum		75% of Maximum		Maximum Redemption
Offering Price of $10 per Unit NTBV	NTBV	Difference between NTBV Offering Price	NTBV	Difference between NTBV and Offering Price	NTBV	Difference between NTBV and Offering Price	NTBV	Difference between NTBV and Offering Price
Assuming No Exercise of Over-Allotment Option
$10	$6.37	$3.63	$5.41	$4.59	$3.74	$6.26	$0.19	$9.81

Assuming Full Exercise of Over-Allotment Option
$10	$6.39	$3.61	$5.42	$4.58	$3.76	$6.24	$0.18	$9.82

See the section titled “Risk Factors — Since our sponsor paid an aggregate of $25,000, or approximately $0.0087 per founder share (assuming the over-allotment option is exercised in full and thus no forfeiture by our sponsor of any founder shares), our officers and directors could potentially make a substantial profit even if we acquire a target business that subsequently declines in value.” on page [81].

Pursuant to a letter agreement to be entered with us, each of our sponsor, directors and officers has agreed to restrictions on its ability to transfer, assign, or sell the founder shares and private units (and the underlying securities), as summarized in the table below.

Subject Securities	Transfer Restriction Expiration Date	Natural Persons and Entities Subject to Restrictions	Exceptions to Transfer Restrictions
Founder shares	The earlier to occur of (a) 180 days after the completion of our initial business combination and (b) upon completion of our initial business combination, (x) if the last reported sale price of our ordinary shares equals or exceeds $12.00 per unit (as adjusted for share subdivisions, share capitalizations, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period commencing at least 150 days after our initial business combination or (y) the date on which we complete a liquidation, merger, share exchange, reorganization or other similar transaction after our initial business combination that results in all of our shareholders having the right to exchange their ordinary shares for cash, securities or other property. We refer to such transfer restrictions throughout this prospectus as the lock-up.	Horizon Glow,	Transfers permitted (i) to any officer, director, or employee of the company, including to a family member or affiliate of such officer, director, or employee; (ii) by private sales or transfers, in each case, made in connection with the consummation of our initial business combination at prices no greater than the price at which the securities were originally purchased; (iii) in the event of our liquidation prior to the completion of our initial business combination; (iv) by virtue of the laws of the Cayman Islands or our sponsor’s limited liability company agreement upon dissolution of our sponsor; and (v) in the event of our completion of a liquidation, merger, share exchange, reorganization or other similar transaction which results in all of our public shareholders having the right to exchange their ordinary shares for cash, securities or other property subsequent to the completion of our initial business combination

Private units	Until 30 days after the completion of our initial business combination (except, among other limited exceptions as described under “Principal Shareholders,” to our officers and directors and other persons or entities affiliated with the sponsor).	Same as above	Same as above

Up to 375,000 of the founder shares will be surrendered for no consideration depending on the extent to which the underwriter’s over-allotment option is exercised. In addition, in order to facilitate our initial business combination or for any other reason determined by our sponsor in its sole discretion, our sponsor may surrender or forfeit, transfer or exchange our founder shares, private units or any of our other securities, including for no consideration, as well as subject any such securities to earn-outs or other restrictions, or otherwise amend the terms of any such securities or enter into any other arrangements with respect to any such securities. Except in certain limited circumstances, no member of the sponsor may transfer all or any portion of its membership units in the sponsor.

Our Objective

We will seek to leverage our management team’s proprietary network of relationships with corporate executives, private equity, venture and growth capital funds, investment banking firms and consultants in order to source, acquire, and support the operations of the business combination target. We believe we will benefit from their accomplishments, and specifically, their current activities, in identifying attractive acquisition opportunities. However, there is no assurance that we will complete a business combination. Our officers and directors have no prior experience serving as officers or directors of and consummating a business combination for a “blank check” company. We believe that we will add value to these businesses primarily by providing them with access to the U.S. capital markets.

There is no restriction in the geographic location of targets we can pursue, except that we will not pursue a prospective target company based in or having the majority of its operations in the PRC. Throughout this prospectus, “PRC” refers to the People’s Republic of China, including the Hong Kong Special Administrative Region and the Macau Special Administrative Region and, for the purpose of this prospectus only, excluding Taiwan.

Our Management Team

Our management team is led by Mr. Guo Fan, our director, Chairman of the Board of Directors, Chief Executive Officer and Chief Financial Officer.

Mr. Guo Fan has served as our director since January 2026 and our Chief Executive Officer and Chief Financial Officer since February 2026. He will serve as our Chairman of the Board of Directors upon the effectiveness of the registration statement of which this prospectus is a part. Mr. Fan has extensive experience in corporate management and consulting. From November 2023 to July 2025, he served as the co-chief executive officer of Blue Hat Interactive Entertainment Technology (Nasdaq: BHAT), a Nasdaq-listed company engaged in gold and diamond trading and related services, where he managed and oversaw the company’s U.S. operations. Since November 2011, he has served as a consultant at Language Bank Inc., a provider of interpretation, translation, and training services, where he advises clients on selecting qualified legal and medical professionals. In addition, he founded Fluency Capital LLC, a business consulting firm, and has served as its chief executive officer since January 2009, providing corporate governance and operational advisory services to high-tech companies. Mr. Fan earned an associate degree in hospitality management from NHTI – Concord’s Community College in 2001.

Our Independent Directors

We believe that our independent directors will provide public company governance, executive leadership, operational oversight, private equity investment management and capital markets experience. Our directors have experience with acquisitions, divestitures and corporate strategy and implementation, which we believe will significantly benefit us as we evaluate potential acquisition or merger candidates as well as following the completion of our initial business combination.

Ms. Ichi Shih will serve as our independent director upon the effectiveness of the registration statement of which this prospectus is a part. Ms. Shih has extensive experience in the capital markets and corporate finance. Over the course of her more than 30-year career, she has worked at various financial institutions, investment banks, and brokerage firms with experience spanning initial public offerings, de-SPAC transactions, cross-border investments, bond placements, and financial advisory services. Since January 2025, she has served as a consultant to Aiways Automobiles Company Ltd., an automobile manufacturer, advising on de-SPAC and U.S. securities compliance. Ms. Shih is currently also serving as an independent director of two Nasdaq-listed companies: Bit Digital, Inc. (Nasdaq: BTBT), a digital infrastructure and technology services provider, since December 2021, and WhiteFiber, Inc. (Nasdaq: WYFI), a provider of artificial intelligence infrastructure solutions, since January 2025. From December 2017 to December 2021, she served as a partner at Cathay Securities Inc. in Beijing and New York, where she analyzed and advised on financial statements and corporate structures of potential firms, led and coordinated IPO processes for clients, and worked with management teams, third-party service providers and regulatory authorities on audit, due diligence, strategic input and prospectus drafting. From January 2016 to December 2017, she served as chief financial officer and managing director at Cubetech Global Asset in Beijing, where she identified cross-border investment opportunities for Chinese funds and listed firms, performed valuations, set up fund structures, and oversaw financial reporting. From 1995 to 2014, Ms. Shih held positions of increasing responsibility at leading financial institutions and companies including Société Générale, Goldman Sachs & Co., Westminster Securities Corporation, Brean Murray, Carret & Co., China Valves Technologies and Glory Sky Group, where she gained extensive experience in equity lending, financial planning, corporate finance, IPO execution, SEC filings, due diligence, valuation analysis, M&A advisory, and CFO-level financial management. Ms. Shih received a bachelor’s degree in accounting and international business from New York University in 1995 and a master’s degree in international finance and business from Columbia University in 2002.

Ms. Emily Flick will serve as our independent director upon the effectiveness of the registration statement of which this prospectus is a part. Ms. Flick has financial expertise and experience in the recreation industry. Since June 2020, she has served as a manager at Outdoor Strategic Games, L.L.C., a company engaged in the business of operating and providing outdoor paintball activities, where she oversees food service operations, administrative functions, and bookkeeping, and is responsible for the preparation of financial statements and the design and implementation of internal control procedures. Ms. Flick obtained a bachelor’s degree in communications from University of Colorado - Denver in 2020.

Ms. Simone Phillips will serve as our independent director upon the effectiveness of the registration statement of which this prospectus is a part. Ms. Phillips has over six years of experience as a paralegal and legal assistant, supporting attorneys in corporate matters, real estate transactions, and trial preparation at multiple law firms in Delaware, Massachusetts, and New Hampshire. Since June 2023, she has served as a paralegal at Brockested Mandalas Federico LLC, where she assists attorneys with corporate filings, transactions, and compliance matters. From June 2021 to June 2023, she served as a paralegal at Ward & Taylor LLC, where she assisted attorneys with real estate transactions. Ms. Phillips received a bachelor’s degree of science in international business from Southern New Hampshire University in 2016.

The past performance of the members of our management team, our sponsor’s financial advisor or their affiliates is not a guarantee that we will be able to identify a suitable candidate for our initial business combination or of success with respect to any business combination we may consummate. None of our officers or directors has served as officers or directors with special purpose acquisition corporations in the past. You should not rely on the historical record of the performance of our management team or any of its affiliates’ performance as indicative of our future performance.

Our amended and restated memorandum and articles of association will provide that any business combination undertaken by the Company will be required to be approved by a majority of the Company’s independent directors. Each of our officers and directors may become an officer or director of another special purpose acquisition company with a class of securities intended to be registered under the Securities Exchange Act of 1934, as amended, or the Exchange Act, even before we have entered into a definitive agreement regarding our initial business combination. For more information, see the section of this prospectus entitled “Management — Conflicts of Interest” and see “Risk Factors.”

Competitive Strengths

We will leverage our platform, resources and the relevant experience of our sponsor, management team and independent directors and believe these will offer the following competitive advantage to our company:

Market Opportunity: We believe that rapid advances in artificial intelligence and related digital technologies are creating a broad range of opportunities across multiple industries and geographies, including both developed and emerging markets. These trends are reshaping business models and capital formation globally, and a number of private companies may seek access to the U.S. public markets as a platform to support further growth. We have not identified any specific target business and have not selected any particular industry or geographic area on which to focus our search, and we will have substantial flexibility in evaluating prospective targets within the parameters described in this prospectus. This flexible approach allows us to consider a wide universe of potential businesses at different stages of development that can benefit from our capital markets expertise and strategic support.

Value Creation: Following the completion of our initial business combination, we intend for our sponsor and management team to support the post-combination company in areas such as corporate governance, capital markets strategy and strategic planning, as appropriate and requested by the combined company. Our objective is to help the combined company enhance its access to capital, improve its visibility among investors and other stakeholders, and pursue its long-term growth strategy as determined by its board of directors and management team.

Experienced Leadership and Transaction Execution Expertise: We believe our management team’s capital markets and public company experience provides a competitive advantage in identifying and executing a business combination. Our director, Chairman of the board of directors, Chief Executive Officer and Chief Financial Officer, Mr. Guo Fan, has over twenty years of experience in capital markets and corporate leadership, including roles at a Nasdaq-listed company and a technology-focused enterprise. His background in investment management and high-technology sectors provides insight into evaluating innovative business models and structuring complex transactions. We believe this experience enhances our sourcing capabilities, due diligence discipline and ability to navigate regulatory and public market considerations.

Strong Governance and Financial Oversight: We believe our board of directors’ legal, compliance and financial expertise strengthens our governance framework and transaction oversight. Our independent directors contribute experience in corporate law, regulatory compliance, accounting and financial operations. This background supports disciplined transaction documentation, regulatory risk management and oversight of financial reporting and internal controls. We believe this governance-focused approach enhances our ability to evaluate prospective targets, assess financial integrity and maintain transparency and accountability throughout the business combination process and following the completion of our initial business combination.

Business Strategy and Acquisition Criteria

In line with our strategy, we have identified the following general criteria and guidelines that we believe are important in evaluating prospective targets for our initial business combination. We intend to use these standards and guidelines to assess acquisition opportunities, but we may decide to conduct our initial business merger with target businesses that do not meet these standards and guidelines. We believe that a considerable number of target companies can benefit from the large-scale operation of new capital and the integration of different segments of the value chain, which we believe will bring considerable revenue and revenue growth.

Our management team intends to focus on creating shareholder value by leveraging its experience in the management, operation and financing of businesses to improve the efficiency of operations while implementing strategies to scale revenue organically and/or through acquisitions. Our efforts to identify a prospective target will not be limited to a particular industry or geographic region.

We have identified the following general criteria and guidelines, which we believe are important in evaluating prospective target businesses. While we intend to use these criteria and guidelines in evaluating prospective businesses, we may deviate from these criteria and guidelines should we see justification to do so.

●	Business fundamentals, including market position, scalability of the business model, and the robustness of the competitive moat or differentiation.

●	Historical and projected financial performance, such as revenue profile, path to profitability, cash flow characteristics and capital intensity.

●	Quality and depth of the management team, including governance practices, track record and alignment of incentives with public shareholders.

●	Regulatory, legal and operational risk profile, including jurisdictional and cross border considerations relevant to operating and listing in the U.S. public markets.

●	Potential to benefit from access to additional capital, strategic guidance and the visibility associated with being a publicly listed company.

These criteria are not intended to be exhaustive. Any evaluation relating to the merits of a particular initial business combination may be based, to the extent relevant, on these general guidelines as well as other considerations, factors and criteria that our management may deem relevant.

In the event that we decide to enter into our initial business combination with a target business that does not meet the above criteria and guidelines, we will disclose that the target business does not meet the above criteria and guidelines in our shareholder communications related to our initial business combination, which, as discussed in this prospectus, would be in the form of proxy solicitation or tender offer materials that we would file with the SEC.

Initial Business Combination

NYSE rules require that we complete one or more initial business combinations having an aggregate fair market value of at least 80% of the value of the assets held in the trust account (excluding the taxes payable on interest earned on the trust account) at the time of our signing a definitive agreement in connection with our initial business combination. Our board of directors will make the determination as to the fair market value of our initial business combination. If our board of directors is not able to independently determine the fair market value of the target business or businesses, we will obtain an opinion from an independent investment banking firm that is a member of the Financial Industry Regulatory Authority, Inc. (“FINRA”), or an independent valuation or appraisal firm with respect to the satisfaction of such criteria. Additionally, pursuant to NYSE rules, any initial business combination must be approved by a majority of our independent directors.

While we consider it unlikely that our board will not be able to make an independent determination of the fair market value of a target business or businesses, it may be unable to do so if the board is less familiar or experienced with the target company’s business, there is a significant amount of uncertainty as to the value of the Company’s assets or prospects, including if such company is at an early stage of development, operations or growth, or if the anticipated transaction involves a complex financial analysis or other specialized skills and the board determines that outside expertise would be helpful or necessary in conducting such analysis. Since any opinion, if obtained, would merely state that the fair market value of the target business meets the 80% of net assets threshold, unless such opinion includes material information regarding the valuation of a target business or the consideration to be provided, it is not anticipated that copies of such opinion would be distributed to our shareholders. However, if required under applicable law, any proxy statement that we deliver to shareholders and file with the SEC in connection with a proposed transaction will include such opinion.

We anticipate structuring our initial business combination so that the post-business combination company in which our public shareholders own shares will own or acquire 100% of the equity interests or assets of the target business or businesses. We may, however, structure our initial business combination such that the post-business combination company owns or acquires less than 100% of such interests or assets of the target business in order to meet certain objectives of the target management team or shareholders or for other reasons, but we will only complete such business combination if the post-business combination company owns or acquires 50% or more of the outstanding voting securities of the target or otherwise acquires a controlling interest in the target sufficient for it not to be required to register as an investment company under the Investment Company Act of 1940, as amended.

Even if the post-business combination company owns or acquires 50% or more of the voting securities of the target, our shareholders prior to the business combination may collectively own a minority interest in the post-business combination company, depending on valuations ascribed to the target and us in the business combination. For example, we could pursue a transaction in which we issue a substantial number of new shares in exchange for all of the outstanding capital stock of a target. In this case, we would acquire a 100% controlling interest in the target. However, as a result of the issuance of a substantial number of new shares, our shareholders immediately prior to our initial business combination could own less than a majority of our outstanding shares subsequent to our initial business combination. If less than 100% of the equity interests or assets of a target business or businesses are owned or acquired by the post-business combination company, the portion of such business or businesses that is owned or acquired is what will be valued for purposes of the 80% of net assets test. If the business combination involves more than one target business, the 80% of net assets test will be based on the aggregate value of all of the target businesses. In addition, we have agreed not to enter into a definitive agreement regarding an initial business combination without the prior consent of our sponsor.

To the extent we effect our initial business combination with a company or business that may be financially unstable or in its early stages of development or growth, we may be affected by numerous risks inherent in such company or business. Although our management will endeavor to evaluate the risks inherent in a particular target business, we cannot assure you that we will properly ascertain or assess all significant risk factors.

The time required to select and evaluate a target business and to structure and complete our initial business combination, and the costs associated with this process, are not currently ascertainable with any degree of certainty. Any costs incurred with respect to the identification and evaluation of a prospective target business with which our initial business combination is not ultimately completed will result in our incurring losses and will reduce the funds we can use to complete another business combination.

The net proceeds of this offering and the sale of the placement units released to us from the trust account upon closing of our initial business combination may be used as consideration to pay the sellers of a target business with which we complete our initial business combination. If our initial business combination is paid for using equity or debt securities, or not all of the funds released from the trust account are used for payment of the consideration in connection with our initial business combination or used for redemption of our public shares, we may use the balance of the cash released to us from the trust account following the closing for general corporate purposes, including for maintenance or expansion of operations of the post-transaction businesses, the payment of principal or interest due on indebtedness incurred in completing our initial business combination, to fund the purchase of other companies or for working capital. In addition, we may be required to obtain additional financing in connection with the closing of our initial business combination to be used following the closing for general corporate purposes as described above.

Our amended and restated memorandum and articles of association will provide that, following this offering and prior to the consummation of our initial business combination, we will be prohibited from issuing additional securities that would entitle the holders thereof to (i) receive funds from the trust account, or (ii) vote as a class with our public shares (a) on any initial business combination or any other proposal presented to the shareholders prior to or in connection with the completion of an initial business combination, or (b) to approve an amendment to our amended and restated memorandum and articles of association to (x) extend the time we have to consummate a business combination beyond 18 months from the closing of this offering (subject to six one-month extensions as described in this prospectus), or (y) amend the foregoing provisions, unless (in connection with any such amendment to our amended and restated memorandum and articles of association) we offer our public shareholders the opportunity to redeem their public shares.

Prior to the date of this prospectus, we will file a registration statement on Form 8-A with the SEC to voluntarily register our securities under Section 12 of the Securities Exchange Act of 1934, as amended, or the Exchange Act. As a result, we will be subject to the rules and regulations of the SEC promulgated under the Exchange Act. We have no current intention of filing a Form 15 to suspend our reporting or other obligations under the Exchange Act prior or subsequent to the consummation of our business combination.

Other Considerations

There is no limitation on our ability to raise funds through the issuance of equity or equity-linked securities or through loans, advances or other indebtedness in connection with our initial business combination, including pursuant to forward purchase agreements or backstop agreements we may enter into following consummation of this offering. Subject to compliance with applicable securities laws, we would only complete such financing simultaneously with the completion of our initial business combination. At this time, we are not a party to any arrangement or understanding with any third party with respect to raising any additional funds through the sale of securities or otherwise. None of our sponsor, officers, directors or shareholders is required to provide any financing to us in connection with or after our initial business combination. We may also obtain financing prior to the closing of our initial business combination to fund our working capital needs and transaction costs in connection with our search for and completion of our initial business combination.

Corporate Information

Our executive offices are located at 8 The Green STE A, Dover, DE 19901.

We are a Cayman Islands exempted company incorporated on September 19, 2025, with limited liability. Cayman Islands exempted companies are Cayman Islands companies conducting business mainly outside the Cayman Islands and, as such, are exempted from complying with certain provisions of the Companies Act.

We are an “emerging growth company,” as defined in Section 2(a) of the Securities Act of 1933, as amended (the “Securities Act”). As such, we are eligible to take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not “emerging growth companies” including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”), reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements and exemptions from the requirements of holding a non-binding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved. If some investors find our securities less attractive as a result, there may be a less active trading market for our securities and the prices of our securities may be more volatile.

In addition, an “emerging growth company” can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. In other words, an “emerging growth company” can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We intend to take advantage of the benefits of this extended transition period.

We will remain an emerging growth company until the earlier of (1) the last day of the fiscal year (a) following the fifth anniversary of the completion of this offering, (b) in which we have total annual gross revenue of at least $1.235 billion (as adjusted for inflation pursuant to SEC rules from time to time), or (c) in which we are deemed to be a large accelerated filer, which means the market value of our ordinary shares that is held by non-affiliates equals or exceeds $700.0 million as of the prior June 30, and (2) the date on which we have issued more than $1.0 billion in non-convertible debt securities during the prior three-year period.

Additionally, we are a “smaller reporting company” as defined Rule 12b-2 under the Exchange Act. Smaller reporting companies may take advantage of certain reduced disclosure obligations, including, among other things, providing only two years of audited financial statements. We will remain a smaller reporting company until the last day of any fiscal year for so long as either (1) the market value of our ordinary shares held by non-affiliates did not equal or exceed $250.0 million as of the prior June 30, or (2) our annual revenues did not exceed $100.0 million during such completed fiscal year and the market value of our ordinary shares held by non-affiliates did not equal or exceed $700.0 million as of the prior June 30. To the extent we take advantage of such reduced disclosure obligations, it may also make comparison of our financial statements with other public companies difficult or impossible.

Financial Position

With funds available for an initial business combination initially in the amount of $100,890,000 (or $115,890,000 if the underwriters’ over-allotment option is exercised in full), in each case before fees and expenses associated with our initial business combination and payment of $755,000 offering expenses, we offer a target business a variety of options such as creating a liquidity event for its owners, providing capital for the potential growth and expansion of its operations or strengthening its balance sheet by reducing its debt leverage ratio. Because we are able to complete our initial business combination using our cash, debt or equity securities, or a combination of the foregoing, we have the flexibility to use the most efficient combination that will allow us to tailor the consideration to be paid to the target business to fit its needs and desires. However, we have not taken any steps to secure third party financing and there can be no assurance it will be available to us.

Evaluation of a Target Business and Structuring of our Initial Business Combination

Our initial business combination must occur with one or more target businesses that together have an aggregate fair market value of at least 80% of our assets held in the trust account (excluding the taxes payable on the income earned on the trust account) at the time of the agreement to enter into our initial business combination. The fair market value of our initial business combination will be determined by our board of directors based upon one or more standards generally accepted by the financial community, such as discounted cash flow valuation, a valuation based on trading multiples of comparable public businesses or a valuation based on the financial metrics of M&A transactions of comparable businesses. If our board of directors is not able to independently determine the fair market value of our initial business combination (including with the assistance of financial advisors), we will obtain an opinion from an independent investment banking firm or another independent entity that ordinarily renders valuation opinions with respect to the satisfaction of such criteria. While we consider it unlikely that our board of directors will not be able to make an independent determination of the fair market value of our initial business combination, it may be unable to do so if it is less familiar or experienced with the business of a particular target or if there is a significant amount of uncertainty as to the value of a target’s assets or prospects. We do not intend to purchase multiple businesses in unrelated industries in conjunction with our initial business combination. Subject to this requirement, our management will have virtually unrestricted flexibility in identifying and selecting one or more prospective target businesses, although we will not be permitted to effectuate our initial business combination with another blank check company or a similar company with nominal operation.

In any case, we will only complete an initial business combination in which we own or acquire 50% or more of the outstanding voting securities of the target or otherwise acquire a controlling interest in the target sufficient for it not to be required to register as an investment company under the Investment Company Act. If we own or acquire less than 100% of the equity interests or assets of a target business or businesses, the portion of such business or businesses that are owned or acquired by the post-transaction company is what will be valued for purposes of the 80% of fair market value test. There is no basis for investors in this offering to evaluate the possible merits or risks of any target business with which we may ultimately complete our initial business combination.

To the extent we effect our initial business combination with a company or business that may be financially unstable or in its early stages of development or growth we may be affected by numerous risks inherent in such company or business. Although our management will endeavor to evaluate the risks inherent in a particular target business, we cannot assure you that we will properly ascertain or assess all significant risk factors.

In evaluating a prospective target business, we expect to conduct a thorough due diligence review, which will encompass, among other things, meetings with incumbent management and employees, document reviews, interviews of customers and suppliers, inspection of facilities, as well as a review of financial, operational, legal and other information which will be made available to us. If we determine to move forward with a particular target, we will proceed to structure and negotiate the terms of the initial business combination transaction.

The time required to select and evaluate a target business and to structure and complete our initial business combination, and the costs associated with this process, are not currently ascertainable with any degree of certainty. Any costs incurred with respect to the identification and evaluation of, and negotiation with, a prospective target business with which our initial business combination is not ultimately completed will result in our incurring losses and will reduce the funds we can use to complete another business combination. The company will not pay any consulting fees to members of our management team, or any of their respective affiliates, for services rendered to or in connection with our initial business combination.

Lack of Business Diversification

For an indefinite period of time after the completion of our initial business combination, the prospects for our success may depend entirely on the future performance of a single business. Unlike other entities that have the resources to complete business combinations with multiple entities in one or several industries, it is probable that we will not have the resources to diversify our operations and mitigate the risks of being in a single line of business. By completing our initial business combination with only a single entity, our lack of diversification may:

●	subject us to negative economic, competitive and regulatory developments, any or all of which may have a substantial adverse impact on the particular industry in which we operate after our initial business combination; and

●	cause us to depend on the marketing and sale of a single product or limited number of products or services.

Limited Ability to Evaluate the Target’s Management Team

Although we intend to closely scrutinize the management of a prospective target business when evaluating the desirability of effecting our initial business combination with that business, our assessment of the target business’s management may not prove to be correct. In addition, future management may not have the necessary skills, qualifications or abilities to manage a public company. Furthermore, the future role of members of our management team, if any, in the target business cannot presently be stated with any certainty. The determination as to whether any of the members of our management team will remain with the combined company will be made at the time of our initial business combination. While it is possible that one or more of our directors will remain associated in some capacity with us following our initial business combination, it is unlikely that any of them will devote their full efforts to our affairs subsequent to our initial business combination. Moreover, we cannot assure you that members of our management team will have significant experience or knowledge relating to the operations of the particular target business.

We cannot assure you that any of our key personnel will remain in senior management or advisory positions with the combined company. The determination as to whether any of our key personnel will remain with the combined company will be made at the time of our initial business combination. Following a business combination, we may seek to recruit additional managers to supplement the incumbent management of the target business. We cannot assure you that we will have the ability to recruit additional managers, or that additional managers will have the requisite skills, knowledge or experience necessary to enhance the incumbent management.

Shareholders May Not Have the Ability to Approve our Initial Business Combination

We may conduct redemptions without a shareholder vote pursuant to the tender offer rules of the SEC subject to the provisions of our amended and restated memorandum and articles of association. However, we will seek shareholder approval if it is required by law or applicable stock exchange rule, or we may decide to seek shareholder approval for business or other reasons.

Type of Transaction	Whether Shareholder Approval is Required
Purchase of assets	No
Purchase of shares of target not involving a merger with the company	No
Merger of target into a subsidiary of the Company	No
Merger of the Company with a target	Yes

Under NYSE’s corporate governance requirements, shareholder approval would be required for our initial business combination if, for example:

●	we issue ordinary shares that will be equal to or in excess of 20% of the number of our ordinary shares then outstanding (other than in a public offering);

●	any of our directors, officers or substantial shareholders (as defined by the NYSE governance rules) has a 5% or greater interest (or such persons collectively have a 10% or greater interest), directly or indirectly, in the target business or assets to be acquired or otherwise and the present or potential issuance of ordinary shares could result in an increase in outstanding ordinary shares or voting power of 5% or more; or

●	the issuance or potential issuance of ordinary shares will result in our undergoing a change of control.

The decision as to whether we will seek shareholder approval of a proposed business combination in those instances in which shareholder approval is not required by law will be made by us, solely in our discretion, and will be based on business and legal reasons, which include a variety of factors, including, but not limited to:

●	the timing of the transaction, including in the event we determine shareholder approval would require additional time and there is either not enough time to seek shareholder approval or doing so would place the company at a disadvantage in the transaction or result in other additional burdens on the company;

●	the expected cost of holding a shareholder vote;

●	the risk that the shareholders would fail to approve the proposed business combination;

●	other time and budget constraints of the Company; and

●	additional legal complexities of a proposed business combination that would be time-consuming and burdensome to present to shareholders.

Permitted Purchases of Our Securities

If we seek shareholder approval of our initial business combination and we do not conduct redemptions in connection with our initial business combination pursuant to the tender offer rules, our sponsor, initial shareholders, directors, officers, advisors or their affiliates may purchase public shares in privately negotiated transactions or in the open market either prior to or following the completion of our initial business combination. There is no limit on the number of shares our initial shareholders, directors, officers, advisors or their affiliates may purchase in such transactions, subject to compliance with applicable law and NYSE rules. However, they have no current commitments, plans or intentions to engage in such transactions and have not formulated any terms or conditions for any such transactions. If they engage in such transactions, they will not make any such purchases when they are in possession of any material non-public information not disclosed to the seller or if such purchases are prohibited by Regulation M under the Exchange Act. We do not currently anticipate that such purchases, if any, would constitute a tender offer subject to the tender offer rules under the Exchange Act or a going-private transaction subject to the going-private rules under the Exchange Act; however, if the purchasers determine at the time of any such purchases that the purchases are subject to such rules, the purchasers will comply with such rules. To the extent that any public shares are purchased, such public shares will be voted as required by Tender Offers and Schedules Compliance and Disclosure Interpretations Question 166.01 promulgated by the SEC. Further, any such purchases will be reported pursuant to Section 13 and Section 16 of the Exchange Act to the extent such purchasers are subject to such reporting requirements. None of the funds held in the trust account will be used to purchase shares in such transactions prior to completion of our initial business combination.

Subsequent to the consummation of this offering, we will adopt an insider trading policy which will require insiders to: (i) refrain from purchasing our securities during certain blackout periods when they are in possession of any material non-public information and (ii) clear all trades of company securities with a compliance officer prior to execution. We cannot currently determine whether our insiders will make such purchases pursuant to a Rule 10b5-1 plan, as it will be dependent upon several factors, including but not limited to, the timing and size of such purchases. Depending on such circumstances, our insiders may either make such purchases pursuant to a Rule 10b5-1 plan or determine that such a plan is not necessary.

The purpose of any such purchases of shares could be to satisfy a closing condition in an agreement with a target that requires us to have a minimum net worth or a certain amount of cash at the closing of our initial business combination, where it appears that such requirement would otherwise not be met. If such purchases are made, the public “float” of our ordinary shares or rights may be reduced and the number of beneficial holders of our securities may be reduced, which may make it difficult to maintain or obtain the quotation, listing or trading of our securities on a national securities exchange. However, in the event our sponsor, directors, officers, advisors or their affiliates were to purchase shares from public shareholders, such purchases would by structured in compliance with the requirements of Rule 14e-5 under the Exchange Act including, in pertinent part, through adherence to the following:

●	The registration statement/proxy statement filed for our business combination transaction would disclose the possibility that our sponsor, directors, officers, advisors or their affiliates may purchase shares from public shareholders outside the redemption process, along with the purpose of such purchases;

●	If our sponsor, directors, officers, advisors or their affiliates were to purchase shares from public shareholders, they would do so at a price no higher than the price offered through our redemption process;

●	The registration statement/proxy statement filed for our business combination transaction would include a representation that any of our securities purchased by our sponsor, directors, officers, advisors or their affiliates would not be voted in favor of approving the business combination transaction;

●	Our sponsor, directors, officers, advisors or their affiliates would not possess any redemption rights with respect to our securities or, if they do acquire and possess redemption rights, they would waive such rights; and

●	We would disclose in its Form 8-K, prior to our security holder meeting to approve the business combination transaction, the following material items:

●	the amount of our securities purchased outside of the redemption offer by our sponsor, directors, officers, advisors or their affiliates, along with the purchase price;

●	the purpose of the purchases by our sponsor, directors, officers, advisors or their affiliates;

●	the impact, if any, of the purchases by our sponsor, directors, officers, advisors or their affiliates on the likelihood that the business combination transaction will be approved;

●	the identities of the holders of our securities who sold to our sponsor, directors, officers, advisors or their affiliates (if not purchased on the open market) or the nature of the holders of our securities (e.g., 5% security holders) who sold to our sponsor, directors, officers, advisors or their affiliates; and

●	the number of our securities for which we have received redemption requests pursuant to our redemption offer.

Our sponsor, officers, directors and/or any of their affiliates anticipate that they may identify the shareholders with whom our sponsor, officers, directors or their affiliates may pursue privately negotiated purchases by either the shareholders contacting us directly or by our receipt of redemption requests tendered by shareholders following our mailing of proxy materials in connection with our initial business combination. To the extent that our sponsor, officers, directors, advisors or their affiliates enter into a private purchase, they would identify and contact only potential selling shareholders who have expressed their election to redeem their shares for a pro rata share of the trust account or vote against our initial business combination, whether or not such shareholder has already submitted a proxy with respect to our initial business combination. Such persons would select the shareholders from whom to acquire shares based on the number of shares available, the negotiated price per share and such other factors as any such person may deem relevant at the time of purchase. The price per share paid in any such transaction may be different than the amount per share a public shareholder would receive if it elected to redeem its shares in connection with our initial business combination. Our sponsor, officers, directors, advisors or their affiliates will only purchase shares if such purchases comply with Regulation M under the Exchange Act and the other federal securities laws.

Any purchases by our sponsor, officers, directors and/or their respective affiliates who are affiliated purchasers under Rule 10b-18 under the Exchange Act will only be made to the extent such purchases are able to be made in compliance with Rule 10b-18, which is a safe harbor from liability for manipulation under Section 9(a)(2) and Rule 10b-5 of the Exchange Act. Rule 10b-18 has certain technical requirements that must be complied with in order for the safe harbor to be available to the purchaser. Our sponsor, officers, directors and/or their respective affiliates will not make purchases of shares if the purchases would violate Section 9(a)(2) or Rule 10b-5 of the Exchange Act. To the extent that any public shares are purchased, such public shares will be voted as required by Tender Offers and Schedules Compliance and Disclosure Interpretations Question 166.01 promulgated by the SEC. Further, any such purchases will be reported pursuant to Section 13 and Section 16 of the Exchange Act to the extent such purchasers are subject to such reporting requirements.

Redemption Rights for Public Shareholders upon Completion of our Initial Business Combination

We will provide our public shareholders with the opportunity to redeem all or a portion of their public shares upon the completion of our initial business combination, regardless of whether they vote for or against the proposed business combination or do not vote at all, at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the trust account as of two business days prior to the consummation of the initial business combination, including interest (which interest shall be net of taxes payable) divided by the number of then outstanding public shares, subject to the limitations described herein. The amount in the trust account is initially anticipated to be approximately $10.00 per public share. Our sponsor, officers, directors, and D. Boral have agreed to waive their redemption rights with respect to their founder shares, placement shares, and representative shares. In addition, our sponsor, officers, and directors have agreed to waive any redemption rights with respect to any public shares they may hold in connection with the completion of our initial business combination. However, our sponsor, officers and directors will be entitled to redemption rights with respect to any public shares held by them if we fail to consummate a business combination or liquidate within the completion window.

Manner of Conducting Redemptions

We will provide our public shareholders with the opportunity to redeem all or a portion of their public shares upon the completion of our initial business combination either (i) in connection with a shareholder meeting called to approve the initial business combination or (ii) by means of a tender offer. The decision as to whether we will seek shareholder approval of a proposed business combination or conduct a tender offer will be made by us, solely in our discretion, and will be based on a variety of factors such as the timing of the transaction and whether the terms of the transaction would require us to seek shareholder approval under applicable law or stock exchange listing requirement or whether we were deemed to be a foreign private issuer (which would require a tender offer rather than seeking shareholder approval under SEC rules). Asset acquisitions and share purchases would not typically require shareholder approval while direct mergers with our company where we do not survive and any transactions where we issue more than 20% of our outstanding ordinary shares or seek to amend our amended and restated memorandum and articles of association would require shareholder approval. We currently intend to conduct redemptions in connection with a shareholder vote unless shareholder approval is not required by applicable law or stock exchange listing requirement and we choose to conduct redemptions pursuant to the tender offer rules of the SEC for business or other reasons. So long as we obtain and maintain a listing for our securities on NYSE, we will be required to comply with NYSE’s rules.

If we hold a shareholder vote to approve our initial business combination, we will, pursuant to our amended and restated memorandum and articles of association:

●	conduct the redemptions in conjunction with a proxy solicitation pursuant to Regulation 14A of the Exchange Act, which regulates the solicitation of proxies, and not pursuant to the tender offer rules; and

●	file proxy materials with the SEC.

In the event that we seek shareholder approval of our initial business combination, we will distribute proxy materials and, in connection therewith, provide our public shareholders with the redemption rights described above upon completion of the initial business combination.

If we seek shareholder approval, we will complete our initial business combination only if we receive an ordinary resolution under Cayman Islands law, which means a resolution passed by a simple majority of the votes by shareholders voting in person or by proxy at a duly constituted (quorate) general meeting of the Company. Our initial shareholders will count towards this quorum and, pursuant to the terms of a letter agreement entered into with us, our sponsor and members of our management team have agreed to vote their founder shares and any public shares purchased during or after this offering, in favor of our initial business combination. For purposes of seeking approval of the majority of our outstanding ordinary shares voted, non-votes will have no effect on the approval of our initial business combination once a quorum is obtained. Additionally, each public shareholder may elect to redeem its public shares irrespective of whether they vote for or against, or abstain from voting on, the proposed transaction (subject to the limitations described in this prospectus).

Our meeting quorum and voting thresholds, and the voting agreements of our initial shareholders, may make it more likely that we will complete our initial business combination. Each public shareholder may elect to redeem its public shares irrespective of whether they vote for or against, or abstain from voting on, the proposed transaction or whether they were a shareholder on the record date for the shareholder meeting held to approve the proposed transaction. In addition, our sponsor, directors and each member of our management, have entered into a letter agreement with us, pursuant to which they have agreed to waive their redemption rights with respect to their founder shares and any public shares held by them in connection with (i) the completion of a business combination and (ii) a shareholder vote to approve an amendment to our amended and restated memorandum and articles of association that would affect the substance or timing of our obligation to allow redemption in connection with our initial business combination or to redeem 100% of our public shares if we have not completed an initial business combination within the period to consummate the initial business combination.

If, however, shareholder approval of the transaction is required by law or stock exchange listing requirement, or we decide to obtain shareholder approval for business or other reasons, we will, pursuant to our amended and restated memorandum and articles of association:

●	conduct the redemptions pursuant to Rule 13e-4 and Regulation 14E of the Exchange Act, which regulate issuer tender offers; and

●	file tender offer documents with the SEC prior to completing our initial business combination which contain substantially the same financial and other information about the initial business combination and the redemption rights as is required under Regulation 14A of the Exchange Act, which regulates the solicitation of proxies.

Upon the public announcement of our initial business combination, we or our sponsor will terminate any plan established in accordance with Rule 10b5-1 to purchase ordinary shares in the open market if we elect to redeem our public shares through a tender offer, to comply with Rule 14e-5 under the Exchange Act. In the event we conduct redemptions pursuant to the tender offer rules, our offer to redeem will remain open for at least 20 business days, in accordance with Rule 14e-1(a) under the Exchange Act, and we will not be permitted to complete our initial business combination until the expiration of the tender offer period. In addition, the tender offer will be conditioned on public shareholders not tendering more than the number of public shares we are permitted to redeem. If public shareholders tender more shares than we have offered to purchase, we will withdraw the tender offer and not complete the initial business combination.

Redemptions of our public shares may also be subject to a higher net tangible asset test or cash requirement pursuant to an agreement relating to our initial business combination. For example, the proposed business combination may require: (i) cash consideration to be paid to the target or its owners, (ii) cash to be transferred to the target for working capital or other general corporate purposes or (iii) the retention of cash to satisfy other conditions in accordance with the terms of the proposed business combination. In the event the aggregate cash consideration we would be required to pay for all ordinary shares that are validly submitted for redemption plus any amount required to satisfy cash conditions pursuant to the terms of the proposed business combination exceed the aggregate amount of cash available to us, we will not complete the initial business combination or redeem any shares, and all ordinary shares submitted for redemption will be returned to the holders thereof.

Limitation on Redemption upon Completion of Our Initial Business Combination If We Seek Shareholder Approval

Notwithstanding the foregoing, if we seek shareholder approval of our initial business combination and we do not conduct redemptions in connection with our initial business combination pursuant to the tender offer rules, our amended and restated memorandum and articles of association will provide that a public shareholder, together with any affiliate of such shareholder or any other person with whom such shareholder is acting in concert or as a “group” (as defined under Section 13 of the Exchange Act), will be restricted from seeking redemption rights with respect to the Excess Shares. We believe this restriction will discourage shareholders from accumulating large blocks of shares, and subsequent attempts by such holders to use their ability to exercise their redemption rights against a proposed business combination as a means to force us or our management to purchase their shares at a significant premium to the then-current market price or on other undesirable terms.

Absent this provision, a public shareholder holding more than an aggregate of 15% of the shares sold in this offering could threaten to exercise its redemption rights if such holder’s shares are not purchased by us, our sponsor or our management at a premium to the then-current market price or on other undesirable terms. By limiting our shareholders’ ability to redeem no more than 15% of the shares sold in this offering without our prior consent, we believe we will limit the ability of a small group of shareholders to unreasonably attempt to block our ability to complete our initial business combination, particularly in connection with a business combination with a target that requires as a closing condition that we have a minimum net worth or a certain amount of cash. However, we would not be restricting our shareholders’ ability to vote all of their shares (including Excess Shares) for or against our initial business combination.

Tendering Share Certificates in Connection with a Tender Offer or Redemption Rights

Public shareholders seeking to exercise their redemption rights, whether they are record holders or hold their shares in “street name,” will be required to either tender their certificates (if any) to our transfer agent prior to the date set forth in the proxy solicitation or tender offer materials, as applicable, mailed to such holders, or to deliver their shares to the transfer agent electronically using The Depository Trust Company’s DWAC (Deposit/ Withdrawal At Custodian) System, at the holder’s option, in each case up to two business days prior to the initially scheduled vote to approve the initial business combination. The proxy solicitation or tender offer materials, as applicable, that we will furnish to holders of our public shares in connection with our initial business combination will indicate the applicable delivery requirements, which will include the requirement that a beneficial holder must identify itself in order to validly redeem its shares. Accordingly, a public shareholder would have from the time we send out our tender offer materials until the close of the tender offer period, or up to two days prior to the initial vote on the initial business combination if we distribute proxy materials, as applicable, to tender its shares if it wishes to seek to exercise its redemption rights. Given the relatively short period in which to exercise redemption rights, it is advisable for shareholders to use electronic delivery of their public shares.

There is a nominal cost associated with the above-referenced tendering process and the act of certificating the shares or delivering them through the DWAC System. The transfer agent will typically charge the tendering broker a fee of approximately $80.00 and it would be up to the broker whether or not to pass this cost on to the redeeming holder. However, this fee would be incurred regardless of whether or not we require holders seeking to exercise redemption rights to tender their shares. The need to deliver shares is a requirement of exercising redemption rights regardless of the timing of when such delivery must be effectuated.

The foregoing is different from the procedures used by many blank check companies. In order to perfect redemption rights in connection with their business combinations, many blank check companies would distribute proxy materials for the shareholders’ vote on an initial business combination, and a holder could simply vote against a proposed business combination and check a box on the proxy card indicating such holder was seeking to exercise his or her redemption rights. After the initial business combination was approved, the company would contact such shareholder to arrange for him or her to deliver his or her certificate to verify ownership. As a result, the shareholder then had an “option window” after the completion of the initial business combination during which he or she could monitor the price of the Company’s shares in the market. If the price rose above the redemption price, he or she could sell his or her shares in the open market before actually delivering his or her shares to the company for cancellation. As a result, the redemption rights, to which shareholders were aware they needed to commit before the general meeting, would become “option” rights surviving past the completion of the initial business combination until the redeeming holder delivered its certificate. The requirement for physical or electronic delivery prior to the meeting ensures that a redeeming shareholder’s election to redeem is irrevocable once the initial business combination is approved.

Any request to redeem such shares, once made, may be withdrawn at any time up to two business days prior to the vote on the proposal to approve the initial business combination, unless otherwise agreed to by us. Furthermore, if a holder of a public share delivered its certificate in connection with an election of redemption rights and subsequently decides prior to the applicable date not to elect to exercise such rights, such holder may simply request that the transfer agent return the certificate (physically or electronically). It is anticipated that the funds to be distributed to holders of our public shares electing to redeem their shares will be distributed promptly after the completion of our initial business combination.

If our initial business combination is not approved or completed for any reason, then our public shareholders who elected to exercise their redemption rights would not be entitled to redeem their shares for the applicable pro rata share of the trust account. In such case, we will promptly return any certificates delivered by public holders who elected to redeem their shares. If our initial proposed business combination is not completed, we may continue to try to complete a business combination with a different target for the period to consummate the initial business combination.

Redemption of Public Shares and Distribution and Liquidation if no Initial Business Combination

Our amended and restated memorandum and articles of association will provide that we will have 18 months to consummate the initial business combination (subject to six one-month extensions as described elsewhere in this prospectus), or such earlier liquidation date as our board of directors may approve, in which we must complete an initial business combination or (ii) such other time period in which we must complete an initial business combination pursuant to an amendment to our amended and restated memorandum and articles of association. Pursuant to the terms of our amended and restated memorandum and articles of association and the trust agreement to be entered into between us and [Continental Stock Transfer & Trust Company] on the date of this prospectus, in order to extend the time available for us to consummate our initial business combination, our sponsor must deposit into the trust account for each of the six one-month extensions after the closing of the offering by depositing into the trust account, for each one-month extension, $330,000, or up to $379,500 if the underwriters’ over-allotment option is exercised in full (representing $0.0330 per share of the total units sold in this offering), on or prior to the date of the applicable deadline. Our public shareholders will not have voting or redemption rights in connection with such extensions of time. If we have not completed an initial business combination within the period to consummate the initial business combination as it may be extended or if our sponsor refuse to fund the necessary monthly extension or fails to complete any monthly extension, as set forth in our prospectus, we will: (i) cease all operations except for the purpose of winding up, (ii) as promptly as reasonably possible but not more than ten business days thereafter, redeem the public shares, at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the trust account, including interest earned on the funds held in the trust account and not previously released to us to pay our taxes, if any (less taxes payable and up to $100,000 of interest income to pay dissolution expenses), divided by the number of the then outstanding public shares, which redemption will completely extinguish public shareholders’ rights as shareholders (including the right to receive further liquidation distributions, if any), subject to applicable law, and (iii) as promptly as reasonably possible following such redemption, subject to the approval of our remaining shareholders and our board of directors, liquidate and dissolve, subject in each case to our obligations under the Companies Act to provide for claims of creditors and the requirements of other applicable law. There will be no redemption rights or liquidating distributions with respect to our rights, which will expire worthless if we fail to complete our initial business combination within the completion window.

Our sponsor, directors and each member of our management have entered into a letter agreement with us, pursuant to which they have waived their rights to liquidating distributions from the trust account with respect to their founder shares and placement shares if we do not complete an initial business combination within the period to consummate the initial business combination. However, if our sponsor, directors or members of our management team acquire public shares in or after this offering, they will be entitled to liquidating distributions from the trust account with respect to such public shares if we do not complete an initial business combination within the period to consummate the initial business combination.

Our sponsor, executive officers and directors have agreed, pursuant to a written agreement with us, that they will not propose any amendment to our amended and restated memorandum and articles of association that would affect the substance or timing of our obligation to allow redemption in connection with our initial business combination or to redeem 100% of our public shares if we do not complete an initial business combination within the period to consummate the initial business combination, unless we provide our public shareholders with the opportunity to redeem their public shares upon approval of any such amendment at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the trust account, including interest earned on the funds held in the trust account and not previously released to us to pay our taxes, if any divided by the number of the then outstanding public shares.

We expect that all costs and expenses associated with implementing our plan of dissolution, as well as payments to any creditors, will be funded from amounts remaining out of the approximately $890,000 of proceeds held outside the trust account, although we cannot assure you that there will be sufficient funds for such purpose. However, if those funds are not sufficient to cover the costs and expenses associated with implementing our plan of dissolution, to the extent that there is any interest accrued in the trust account not required to pay taxes on interest income earned on the trust account balance, we may request the trustee to release to us an additional amount of up to $100,000 of such accrued interest to pay those costs and expenses.

If we were to expend all of the net proceeds of this offering the sale of the placement units, other than the proceeds deposited in the trust account, and without taking into account interest, if any, earned on the trust account, the per-share redemption amount received by shareholders upon our dissolution would be approximately $10.00. The proceeds deposited in the trust account could, however, become subject to the claims of our creditors which would have higher priority than the claims of our public shareholders. We cannot assure you that the actual per-share redemption amount received by shareholders will not be substantially less than $10.00. Under the Companies Act, our plan of dissolution must provide for all claims against us to be paid in full or make provision for payments to be made in full, as applicable, if there are sufficient assets. These claims must be paid or provided for before we make any distribution of our remaining assets to our shareholders. While we intend to pay such amounts, if any, we cannot assure you that we will have funds sufficient to pay or provide for all creditors’ claims.

Although we will seek to have all vendors, service providers (other than our independent registered public accounting firm), prospective target businesses and other entities with which we do business execute agreements with us waiving any right, title, interest or claim of any kind in or to any monies held in the trust account for the benefit of our public shareholders, there is no guarantee that they will execute such agreements or even if they execute such agreements that they would be prevented from bringing claims against the trust account including but not limited to fraudulent inducement, breach of fiduciary responsibility or other similar claims, as well as claims challenging the enforceability of the waiver, in each case in order to gain an advantage with respect to a claim against our assets, including the funds held in the trust account. If any third party refuses to execute an agreement waiving such claims to the monies held in the trust account, our management will perform an analysis of the alternatives available to it and will only enter into an agreement with a third party that has not executed a waiver if management believes that such third party’s engagement would be significantly more beneficial to us than any alternative. Examples of possible instances where we may engage a third party that refuses to execute a waiver include the engagement of a third-party consultant whose particular expertise or skills are believed by management to be significantly superior to those of other consultants that would agree to execute a waiver or in cases where management is unable to find a service provider willing to execute a waiver.

The underwriters will not execute agreements with us waiving such claims to the monies held in the trust account. In addition, there is no guarantee that such entities will agree to waive any claims they may have in the future as a result of, or arising out of, any negotiations, contracts or agreements with us and will not seek recourse against the trust account for any reason. In order to protect the amounts held in the trust account, our sponsor has agreed that it will be liable to us if and to the extent any claims by a third party for services rendered or products sold to us (other than our independent registered public accounting firm), or a prospective target business with which we have discussed entering into a transaction agreement, reduce the amounts in the trust account to below the lesser of (i) $10.00 per public share and (ii) the actual amount per public share held in the trust account as of the date of the liquidation of the trust account if less than $10.00 per share, due to reductions in the value of the trust assets, in each case net of the interest that may be withdrawn to pay our taxes, if any, provided that such liability will not apply to any claims by a third party or prospective target business that executed a waiver of any and all rights to seek access to the trust account nor will it apply to any claims under our indemnity of the underwriters of this offering against certain liabilities, including liabilities under the Securities Act.

In the event that an executed waiver is deemed to be unenforceable against a third party, our sponsor will not be responsible to the extent of any liability for such third-party claims. However, we have not asked our sponsor to reserve for such indemnification obligations, nor have we independently verified whether our sponsor has sufficient funds to satisfy their indemnity obligations and we believe that our sponsor’s only assets are securities of our company. Therefore, we cannot assure you that our sponsor would be able to satisfy those obligations. None of our officers or directors will indemnify us for claims by third parties including, without limitation, claims by vendors and prospective target businesses.

In the event that the proceeds in the trust account are reduced below the lesser of (i) $10.00 per public share and (ii) the actual amount per public share held in the trust account as of the date of the liquidation of the trust account if less than $10.00 per unit, due to reductions in the value of the trust assets, in each case net of the interest which may be withdrawn to pay our taxes, if any, and our sponsor asserts that it is unable to satisfy its indemnification obligations or that it has no indemnification obligations related to a particular claim, our independent directors would determine whether to take legal action against our sponsor to enforce its indemnification obligations. While we currently expect that our independent directors would take legal action on our behalf against our sponsor to enforce its indemnification obligations to us, it is possible that our independent directors in exercising their business judgment may choose not to do so in any particular instance. Accordingly, we cannot assure you that due to claims of creditors the actual value of the per-share redemption price will not be less than $10.00 per share.

We will seek to reduce the possibility that our sponsor will have to indemnify the trust account due to claims of creditors by endeavoring to have all vendors, service providers (other than our independent registered public accounting firm), prospective target businesses or other entities with which we do business execute agreements with us waiving any right, title, interest or claim of any kind in or to monies held in the trust account. Our sponsor will also not be liable as to any claims under our indemnity of the underwriters of this offering against certain liabilities, including liabilities under the Securities Act.

We will have access to up to approximately $890,000 from the proceeds of this offering and the sale of the placement units with which to pay any such potential claims (including costs and expenses incurred in connection with our liquidation, currently estimated to be no more than approximately $100,000). In the event that we liquidate, and it is subsequently determined that the reserve for claims and liabilities is insufficient, shareholders who received funds from our trust account could be liable for claims made by creditors, however such liability will not be greater than the amount of funds from our trust account received by any such shareholder. In the event that our offering expenses exceed our estimate of $755,000, we may fund such excess with funds from the funds not to be held in the trust account. In such case, the amount of funds we intend to be held outside the trust account would decrease by a corresponding amount. Conversely, in the event that the offering expenses are less than our estimate of $755,000, the amount of funds we intend to be held outside the trust account would increase by a corresponding amount.

If we are forced to enter into an insolvent liquidation, any distributions received by shareholders could be viewed as an unlawful payment if it were proved that immediately following the date on which the distribution was made, we were unable to pay our debts as they fall due in the ordinary course of business. As a result, a liquidator could seek to recover some or all amounts received by our shareholders. Furthermore, our directors may be viewed as having breached their fiduciary duties to us or our creditors and/or may have acted in bad faith, thereby exposing themselves and our company to claims, by paying public shareholders from the trust account prior to addressing the claims of creditors. We cannot assure you that claims will not be brought against us for these reasons. We and our directors and officers who knowingly and willfully authorized or permitted any distribution to be paid out of our share premium account while we were unable to pay our debts as they fall due in the ordinary course of business would be guilty of an offence and may be liable to a fine of fifteen thousand Cayman Islands dollars and to imprisonment for five years in the Cayman Islands.

If we do not complete our initial business combination within the period to consummate the initial business combination, we will: (i) cease all operations except for the purpose of winding up, (ii) as promptly as reasonably possible but not more than ten business days thereafter, redeem the public shares, at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the trust account including interest earned on the funds held in the trust account that may be released to us to pay our taxes, if any (less taxes payable and up to $100,000 of interest income to pay dissolution expenses), divided by the number of then outstanding public shares, which redemption will completely extinguish public shareholders’ rights as shareholders (including the right to receive further liquidating distributions, if any) and (iii) as promptly as reasonably possible following such redemption, subject to the approval of our remaining shareholders and our board of directors, dissolve and liquidate, subject in each case to our obligations under the Companies Act to provide for claims of creditors and the requirements of other applicable law.

As described above, pursuant to the obligation contained in our underwriting agreement, we will seek to have all vendors, service providers, prospective target businesses or other entities with which we do business execute agreements with us waiving any right, title, interest or claim of any kind in or to any monies held in the trust account. As a result of this obligation, the claims that could be made against us are significantly limited and the likelihood that any claim that would result in any liability extending to the trust account is remote. Further, our sponsor may be liable only to the extent necessary to ensure that the amounts in the trust account are not reduced below (i) $10.00 per public share or (ii) such lesser amount per public share held in the trust account as of the date of the liquidation of the trust account, due to reductions in value of the trust assets, in each case net of the amount of interest withdrawn to pay taxes and will not be liable as to any claims under our indemnity of the underwriters of this offering against certain liabilities, including liabilities under the Securities Act. In the event that an executed waiver is deemed to be unenforceable against a third party, our sponsor will not be responsible to the extent of any liability for such third-party claims.

If we file a bankruptcy or winding-up petition or an involuntary bankruptcy or winding-up petition is filed against us that is not dismissed, the proceeds held in the trust account could be subject to applicable bankruptcy or insolvency law and may be included in our bankruptcy estate and subject to the claims of third parties with priority over the claims of our shareholders. To the extent any bankruptcy claims deplete the trust account, we cannot assure you we will be able to return $10.00 per unit to our public shareholders. Additionally, if we file a bankruptcy or winding-up petition or an involuntary bankruptcy or winding-up petition is filed against us that is not dismissed, any distributions received by shareholders could be viewed under applicable debtor/creditor and/or bankruptcy or insolvency laws as either a “preferential transfer” or a “fraudulent conveyance.” As a result, a bankruptcy or insolvency court could seek to recover some, or all amounts received by our shareholders. Furthermore, our board of directors may be viewed as having breached its fiduciary duty to our creditors and/or may have acted in bad faith, and thereby exposing itself and our company to claims of punitive damages, by paying public shareholders from the trust account prior to addressing the claims of creditors. We cannot assure you that claims will not be brought against us for these reasons.

Our public shareholders will be entitled to receive funds from the trust account only (i) in the event of the redemption of our public shares if we do not complete an initial business combination within the period to consummate the initial business combination, (ii) in connection with a shareholder vote to amend our amended and restated memorandum and articles of association (A) to modify the substance or timing of our obligation to allow redemption in connection with our initial business combination or to redeem 100% of our public shares if we do not complete an initial business combination within the period to consummate the initial business combination or (B) with respect to any other provisions relating to the rights of holders of our ordinary shares, or (iii) if they redeem their respective shares for cash upon the completion of the initial business combination. Public shareholders who redeem their ordinary shares in connection with a shareholder vote described in clause (ii) in the preceding sentence shall not be entitled to funds from the trust account upon the subsequent completion of an initial business combination or liquidation if we have not completed an initial business combination within the period to consummate the initial business combination, with respect to such ordinary shares so redeemed. In no other circumstances will a shareholder have any right or interest of any kind to or in the trust account. In the event we seek shareholder approval in connection with our initial business combination, a shareholder’s voting in connection with the initial business combination alone will not result in a shareholder’s redeeming its shares to us for an applicable pro rata share of the trust account. Such shareholder must have also exercised its redemption rights described above. These provisions of our amended and restated memorandum and articles of association, like all provisions of our amended and restated memorandum and articles of association, may be amended with a shareholder vote.

Comparison of Redemption or Purchase Prices in Connection with our Initial Business Combination and if We Do Not Complete our Initial Business Combination

The following table compares the redemptions and other permitted purchases of public shares that may take place in connection with the completion of our initial business combination and if we have not completed our initial business combination within the period to consummate the initial business combination.

	Redemptions in Connection with our Initial Business Combination	Other Permitted Purchases of Public Shares by	Redemptions if we fail to Complete an Initial Business Combination
Calculation of redemption price	Redemptions at the time of our initial business combination may be made pursuant to a tender offer or in connection with a shareholder vote. The redemption price will be the same whether we conduct redemptions pursuant to a tender offer or in connection with a shareholder vote. In either case, our public shareholders may redeem their public shares for cash equal to the aggregate amount then on deposit in the trust account calculated as of two business days prior to the completion of the initial business combination (which is initially anticipated to be $10.00 per unit), including interest earned on the funds held in the trust account and not previously released to us to pay our taxes, if any (less taxes payable) divided by the number of the then outstanding public shares, subject to the limitation that no redemptions will take place if all of the redemptions would cause any limitations (including but not limited to cash requirements) agreed to in connection with the negotiation of terms of a proposed business combination.	If we seek shareholder approval of our initial business combination, our sponsor, directors, officers, advisors or their respective affiliates may purchase shares in privately negotiated transactions or in the open market either prior to or following completion of our initial business combination. There is no limit to the prices that our sponsor, directors, officers, advisors or their respective affiliates may pay in these transactions. If they engage in such transactions, they will not make any such purchases when they are in possession of any material nonpublic information not disclosed to the seller or if such purchases are prohibited by Regulation M under the Exchange Act. We do not currently anticipate that such purchases, if any, would constitute a tender offer subject to the tender offer rules under the Exchange Act or a going-private transaction subject to the going-private rules under the Exchange Act; however, if the purchasers determine at the time of any such purchases that the purchases are subject to such rules, the purchasers will comply with such rules.

Impact to remaining shareholders	The redemptions in connection with our initial business combination will reduce the book value per unit for our remaining shareholders, who will bear the burden of the taxes payable and be subject to dilution from the deferred compensation shares.	If the permitted purchases described above are made, there would be no impact to our remaining shareholders because the purchase price would not be paid by us.	The redemption of our public shares if we do not complete our initial business combination will reduce the book value per unit for the shares held by our sponsor, who will be our only remaining shareholders after such redemptions.

Comparison of This Offering to Those of Blank Check Companies Subject to Rule 419

The following table compares the terms of this offering to the terms of an offering by a blank check company subject to the provisions of Rule 419. This comparison assumes that the gross proceeds, underwriting commissions and underwriting expenses of our offering would be identical to those of an offering undertaken by a company subject to Rule 419, and that the underwriters will not exercise their over-allotment option. None of the provisions of Rule 419 apply to our offering.

	Terms of Our Offering	Terms Under a Rule 419 Offering
Escrow of offering proceeds	The NYSE rules provide that at least 90% of the gross proceeds from this offering and the private placement be deposited in a trust account. $100,000,000 of the net proceeds of this offering and the sale of the placement units will be deposited into a U.S.-based trust account with [Continental Stock Transfer & Trust Company] acting as trustee.	Approximately $88,823,700 of the offering proceeds, representing the gross proceeds of this offering less allowable underwriting commissions, expenses, and company deductions would be required to be deposited into either an escrow account with an insured depositary institution or in a separate bank account established by a broker-dealer in which the broker-dealer acts as trustee for persons having the beneficial interests in the account.

Investment of net proceeds	$100,000,000 (or $115,000,000 in the event of the underwriter’s full exercise of its over-allotment option) of the net proceeds of this offering and the sale of the placement units held in trust will be invested only in U.S. government treasury obligations with a maturity of 180 days or less or in money market funds meeting certain conditions under Rule 2a-7 under the Investment Company Act which invest only in direct U.S. government treasury obligations; the holding of these assets in this form is intended to be temporary and for the sole purpose of facilitating the intended business combination. To mitigate the risk that we might be deemed to be an investment company for purposes of the Investment Company Act, which risk increases the longer that we hold investments in the trust account, we may at any time (based on our management team’s ongoing assessment of all factors related to our potential status under the Investment Company Act) instruct the trustee to liquidate the investments held in the trust account and instead to hold the funds in the trust account in cash or in an interest bearing demand deposit account at a bank.	Proceeds could be invested only in specified securities such as a money market fund meeting conditions of the Investment Company Act or in securities that are direct obligations of, or obligations guaranteed as to principal or interest by, the United States.

Receipt of interest on escrowed funds	Interest income (if any) on proceeds from the trust account to be paid to shareholders is reduced by (i) any taxes paid or payable and (ii) in the event of our liquidation for failure to complete our initial business combination within the allotted time, up to $100,000 of net interest that may be released to us should we have no or insufficient working capital to fund the costs and expenses of our dissolution and liquidation.	Interest income on funds in escrow account would be held for the sole benefit of investors, unless and only after the funds held in escrow were released to us in connection with our completion of a business combination

Limitation on fair value or net assets of target business	NYSE rules require that our initial business combination must occur with one or more target businesses that together have an aggregate fair market value of at least 80% of our assets held in the trust account (excluding the taxes payable on the income earned on the trust account) at the time of the agreement to enter into the initial business combination.	The fair value or net assets of a target business must represent at least 80% of the maximum offering proceeds.

	Terms of Our Offering	Terms Under a Rule 419 Offering
Trading of securities issued	The public units are expected to begin trading on or promptly after the date of this prospectus. The ordinary shares and rights comprising the units will begin separate trading on the 52nd day following the date of the closing of this offering unless D. Boral Capital LLC informs us of its decision to allow earlier separate trading, subject to our having filed the Current Report on Form 8-K described below and having issued a press release announcing when such separate trading will begin. We will file the Current Report on Form 8-K promptly after the closing of this offering, which is anticipated to take place three business days from the date of this prospectus. If the underwriters’ over-allotment option is exercised following the initial filing of such Current Report on Form 8-K, a second or amended Current Report on Form 8-K will be filed to provide updated financial information to reflect the exercise of the underwriters’ over-allotment option.	No trading of the public shares would be permitted until the completion of a business combination. During this period, the securities would be held in the escrow or trust account.

Election to remain an investor

Subject to the 15% per public shareholder limitation described below, we will provide our public shareholders with the opportunity to redeem their public shares for cash at a per-share price equal to the aggregate amount then on deposit in the trust account calculated as of two business days prior to the completion of our initial business combination, including interest earned on the funds held in the trust account and not previously released to us to pay our taxes, if any (less taxes payable) divided by the number of the then outstanding public shares, upon the completion of our initial business combination, subject to the limitations described herein. We may not be required by law to hold a shareholder vote. If we are not required by law and do not otherwise decide to hold a shareholder vote, we will, pursuant to our amended and restated memorandum and articles of association, conduct the redemptions pursuant to the tender offer rules of the SEC and file tender offer documents with the SEC which will contain substantially the same financial and other information about the initial business combination and the redemption rights as is required under the SEC’s proxy rules. If, however, we hold a shareholder vote, we will, like many blank check companies, offer to redeem shares in conjunction with a proxy solicitation pursuant to the proxy rules and not pursuant to the tender offer rules. If we seek shareholder approval, we will complete our initial business combination only if we receive an ordinary resolution under Cayman Islands law, which means a resolution passed by a simple majority of the votes by shareholders voting in person or by proxy at a duly constituted (quorate) general meeting of the Company. Additionally, each public shareholder may elect to redeem its public shares irrespective of whether they vote for or against, or abstain from voting on, the proposed transaction.

A prospectus containing information pertaining to the initial business combination required by the SEC would be sent to each investor. Each investor would be given the opportunity to notify the company in writing, within a period of no less than 20 business days and no more than 45 business days from the effective date of a post-effective amendment to the company’s registration statement, to decide if he, she or it elects to remain a shareholder of the Company or require the return of his, her or its investment. If the company has not received the notification by the end of the 45th business day, funds and interest or dividends, if any, held in the trust or escrow account are automatically returned to the shareholder. Unless a sufficient number of investors elect to remain investors, all funds on deposit in the escrow account must be returned to all of the investors and none of the securities are issued.

	Terms of Our Offering	Terms Under a Rule 419 Offering
Business combination deadline	If we have not completed an initial business combination within the period to consummate the initial business combination, we will (i) cease all operations except for the purpose of winding up; (ii) as promptly as reasonably possible but not more than ten business days thereafter, redeem 100% of the public shares, at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the trust account, including interest earned on the funds held in the trust account and not previously released to us to pay our taxes, if any (less taxes payable and up to $100,000 of interest income to pay dissolution expenses) divided by the number of the then outstanding public shares, which redemption will completely extinguish public shareholders’ rights as shareholders (including the right to receive further liquidation distributions, if any), subject to applicable law, and (iii) as promptly as reasonably possible following such redemption, subject to the approval of our remaining shareholders and our board of directors, liquidate and dissolve, subject in each case to our obligations under the Companies Act to provide for claims of creditors and the requirements of other applicable law.

If an acquisition has not been completed within 18 months after the effective date of the Company’s registration statement (subject to six one-month extensions, set forth in this prospectus), funds held in the trust or escrow account are returned to investors.

Release of funds

Except for the withdrawal of interest income (if any) to pay our taxes, if any, none of the funds held in trust will be released from the trust account until the earliest of:

(i) the completion of our initial business combination,

(ii) the redemption of 100% of our public shares if we have not completed an initial business combination within the period to consummate the initial business combination, subject to applicable law, or

(iii) the redemption of our public shares properly submitted in connection with a shareholder vote to approve an amendment to our amended and restated memorandum and articles of association that (A) would affect the substance or timing of our obligation to allow redemption in connection with our initial business combination or to redeem 100% of our public shares if we have not completed an initial business combination within the period to consummate the initial business combination or (B) with respect to the rights of holders of our ordinary shares and any other provisions relating to shareholders’ rights or pre-initial business combination activity.

The proceeds held in the escrow account are not released until the earlier of the completion of a business combination or the failure to effect a business combination within the allotted time.

	Terms of Our Offering	Terms Under a Rule 419 Offering
Limitation on redemption rights of shareholders holding more than 15% of the shares sold in this offering if we hold a shareholder vote	If we seek shareholder approval of our initial business combination and we do not conduct redemptions in connection with our initial business combination pursuant to the tender offer rules, our amended and restated memorandum and articles of association will provide that a public shareholder, together with any affiliate of such shareholder or any other person with whom such shareholder is acting in concert or as a “group” (as defined under Section 13 of the Exchange Act), will be restricted from seeking redemption rights with respect Excess Shares (more than an aggregate of 15% of the shares sold in this offering). Our public shareholders’ inability to redeem Excess Shares will reduce their influence over our ability to complete our initial business combination and they could suffer a material loss on their investment in us if they sell Excess Shares in open market transactions.	Most blank check companies provide no restrictions on the ability of shareholders to redeem shares based on the number of shares held by such shareholders in connection with an initial business combination.

Competition

In identifying, evaluating and selecting a target business for our initial business combination, we may encounter competition from other entities having a business objective similar to ours, including other blank check companies, private equity groups and leveraged buyout funds, public companies and operating businesses seeking strategic business combinations. Many of these entities are well established and have extensive experience identifying and effecting business combinations directly or through affiliates. Moreover, many of these competitors possess greater financial, technical, human and other resources than we do. Our ability to acquire larger target businesses will be limited by our available financial resources. This inherent limitation gives others an advantage in pursuing the initial business combination of a target business. Furthermore, our obligation to pay cash in connection with our public shareholders who exercise their redemption rights may reduce the resources available to us for our initial business combination, which may not be viewed favorably by certain target businesses. Either of these factors may place us at a competitive disadvantage in successfully negotiating an initial business combination.

Facilities

Our executive offices are located at 8 The Green STE A, Dover, DE 19901. The cost for this space is included in the $5,000 per month fee that we will pay Horizon Glow for office space, administrative and support services. We consider our current office space adequate for our current operations.

Employees

We currently have a sole director and no employees. Our sole director is not obligated to devote any specific number of hours to our matters, but they intend to devote as much of their time as they deem necessary to our affairs until we have completed our initial business combination. The amount of time they will devote in any time period will vary based on whether a target business has been selected for our initial business combination and the stage of the initial business combination process we are in. We do not intend to have any full-time employees prior to the completion of our initial business combination.

Periodic Reporting and Financial Information

We will register our ordinary shares and rights under the Exchange Act and have reporting obligations, including the requirement that we file annual, quarterly and current reports with the SEC. In accordance with the requirements of the Exchange Act, our annual reports will contain financial statements audited and reported on by our independent registered public accounting firm.

We will provide shareholders with audited financial statements of the prospective target business as part of the proxy solicitation or tender offer materials, as applicable, sent to shareholders to assist them in assessing the target business. In all likelihood, these financial statements may be required to be prepared in accordance with, or reconciled to, GAAP, or IFRS, depending on the circumstances, and the historical financial statements may be required to be audited in accordance with the standards of the PCAOB. These financial statement requirements may limit the pool of potential target businesses we may acquire because some targets may be unable to provide such statements in time for us to disclose such statements in accordance with federal proxy rules and complete our initial business combination within the prescribed time frame. We cannot assure you that any particular target business identified by us as a potential acquisition candidate will have financial statements prepared in accordance with the requirements outlined above, or that the potential target business will be able to prepare its financial statements in accordance with the requirements outlined above. To the extent that these requirements cannot be met, we may not be able to acquire the proposed target business. While this may limit the pool of potential acquisition candidates, we do not believe that this limitation will be material.

We will be required to evaluate our internal control procedures for the fiscal year ending January 31, 2027, as required by the Sarbanes-Oxley Act. Only in the event we are deemed to be a large accelerated filer or an accelerated filer, and no longer qualify as an emerging growth company, will we be required to have our internal control procedures audited. A target business may not be in compliance with the provisions of the Sarbanes-Oxley Act regarding adequacy of their internal controls. The development of the internal controls of any such entity to achieve compliance with the Sarbanes-Oxley Act may increase the time and costs necessary to complete any such acquisition.

Prior to the date of this prospectus, we will file a Registration Statement on Form 8-A with the SEC to voluntarily register our securities under Section 12 of the Exchange Act. As a result, we are subject to the rules and regulations promulgated under the Exchange Act. We have no current intention of filing a Form 15 to suspend our reporting or other obligations under the Exchange Act prior or subsequent to the completion of our initial business combination.

We are an “emerging growth company,” as defined in Section 2(a) of the Securities Act, as modified by the JOBS Act. As such, we are eligible to take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not “emerging growth companies” including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements and exemptions from the requirements of holding a non-binding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved. If some investors find our securities less attractive as a result, there may be a less active trading market for our securities and the prices of our securities may be more volatile.

In addition, the federal securities laws provide that an “emerging growth company” can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. In other words, an “emerging growth company” can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We intend to take advantage of the benefits of this extended transition period.

We will remain an emerging growth company until the earlier of (1) the last day of the fiscal year (a) following the fifth anniversary of the completion of this offering, (b) in which we have total annual gross revenue of at least $1.235 billion (as adjusted for inflation pursuant to SEC rules from time to time), or (c) in which we are deemed to be a large accelerated filer, which means the market value of our ordinary shares that is held by non-affiliates equals or exceeds $700.0 million as of the prior June 30, and (2) the date on which we have issued more than $1.0 billion in non-convertible debt securities during the prior three-year period.

Legal Proceedings

There is no material litigation, arbitration or governmental proceeding currently pending against us, our sponsor or any members of our management team in their capacity as such, and we and the members of our management team have not been subject to any such proceeding in the 12 months preceding the date of this prospectus.

MANAGEMENT

Directors and Executive Officers

The following table sets forth certain information concerning our directors and executive officers as of the date of this prospectus.

Name	Age	Position
Guo Fan	49	Director, Chairman of the Board of Directors, Chief Executive Officer Nominee, and Chief Financial Officer Nominee
Ichi Shih	56	Independent Director Nominee*
Emily Flick	36	Independent Director Nominee*
Simone Phillips	34	Independent Director Nominee*

*	The appointment of each officer or director nominee will become effective upon the effectiveness of the registration statement of which this prospectus forms a part.

Our Management Team

Our management team is led by Guo Fan, our director, Chairman of the Board of Directors, Chief Executive Officer, and Chief Financial Officer.

Mr. Guo Fan has served as our director since January 2026 and our Chief Executive Officer and Chief Financial Officer since February 2026. He will serve as our Chairman of the Board of Directors upon the effectiveness of the registration statement of which this prospectus is a part. Mr. Fan has extensive experience in corporate management and consulting. From November 2023 to July 2025, he served as the co-chief executive officer of Blue Hat Interactive Entertainment Technology (Nasdaq: BHAT), a Nasdaq-listed company engaged in gold and diamond trading and related services, where he managed and oversaw the company’s U.S. operations. Since November 2011, he has served as a consultant at Language Bank Inc., a provider of interpretation, translation, and training services, where he advises clients on selecting qualified legal and medical professionals. In addition, he founded Fluency Capital LLC, a business consulting firm, and has served as its chief executive officer since January 2009, providing corporate governance and operational advisory services to high-tech companies. Mr. Fan earned an associate degree in hospitality management from NHTI — Concord’s Community College in 2001.

Our Independent Director Nominees

We believe that our independent directors will provide public company governance, executive leadership, operational oversight, private equity investment management and capital markets experience. Our independent directors have experience with acquisitions, divestitures and corporate strategy and implementation, which we believe will significantly benefit us as we evaluate potential acquisition or merger candidates as well as following the completion of our initial business combination.

Ms. Ichi Shih will serve as our independent director upon the effectiveness of the registration statement of which this prospectus is a part. Ms. Shih has extensive experience in the capital markets and corporate finance. Over the course of her more than 30-year career, she has worked at various financial institutions, investment banks, and brokerage firms with experience spanning initial public offerings, de-SPAC transactions, cross-border investments, bond placements, and financial advisory services. Since January 2025, she has served as a consultant to Aiways Automobiles Company Ltd., an automobile manufacturer, advising on de-SPAC and U.S. securities compliance. Ms. Shih is currently also serving as an independent director of two Nasdaq-listed companies: Bit Digital, Inc. (Nasdaq: BTBT), a digital infrastructure and technology services provider, since December 2021, and WhiteFiber, Inc. (Nasdaq: WYFI), a provider of artificial intelligence infrastructure solutions, since January 2025. From December 2017 to December 2021, she served as a partner at Cathay Securities Inc. in Beijing and New York, where she analyzed and advised on financial statements and corporate structures of potential firms, led and coordinated IPO processes for clients, and worked with management teams, third-party service providers and regulatory authorities on audit, due diligence, strategic input and prospectus drafting. From January 2016 to December 2017, she served as chief financial officer and managing director at Cubetech Global Asset in Beijing, where she identified cross-border investment opportunities for Chinese funds and listed firms, performed valuations, set up fund structures, and oversaw financial reporting. From 1995 to 2014, Ms. Shih held positions of increasing responsibility at leading financial institutions and companies including Société Générale, Goldman Sachs & Co., Westminster Securities Corporation, Brean Murray, Carret & Co., China Valves Technologies and Glory Sky Group, where she gained extensive experience in equity lending, financial planning, corporate finance, IPO execution, SEC filings, due diligence, valuation analysis, M&A advisory, and CFO-level financial management. Ms. Shih received a bachelor’s degree in accounting and international business from New York University in 1995 and a master’s degree in international finance and business from Columbia University in 2002.

Ms. Emily Flick will serve as our independent director upon the effectiveness of the registration statement of which this prospectus is a part. Ms. Flick has financial expertise and experience in the recreation industry. Since June 2020, she has served as a manager at Outdoor Strategic Games, L.L.C., a company engaged in the business of operating and providing outdoor paintball activities, where she oversees food service operations, administrative functions, and bookkeeping, and is responsible for the preparation of financial statements and the design and implementation of internal control procedures. Ms. Flick obtained a bachelor’s degree in communications from University of Colorado - Denver in 2020.

Ms. Simone Phillips will serve as our independent director upon the effectiveness of the registration statement of which this prospectus is a part. Ms. Phillips has over six years of experience as a paralegal and legal assistant, supporting attorneys in corporate matters, real estate transactions, and trial preparation at multiple law firms in Delaware, Massachusetts, and New Hampshire. Since June 2023, she has served as a paralegal at Brockested Mandalas Federico LLC, where she assists attorneys with corporate filings, transactions, and compliance matters. From June 2021 to June 2023, she served as a paralegal at Ward & Taylor LLC, where she assisted attorneys with real estate transactions. Ms. Phillips received a bachelor’s degree of science in international business from Southern New Hampshire University in 2016.

The past performance of the members of our management team, our sponsor’s financial advisor or their affiliates is not a guarantee that we will be able to identify a suitable candidate for our initial business combination or of success with respect to any business combination we may consummate. None of our officers or directors has served as officers or directors with special purpose acquisition corporations in the past. You should not rely on the historical record of the performance of our management team or any of its affiliates’ performance as indicative of our future performance.

Each of our officers and directors may become an officer or director of another special purpose acquisition company with a class of securities intended to be registered under the Securities Exchange Act of 1934, as amended, or the Exchange Act, even before we have entered into a definitive agreement regarding our initial business combination. For more information, see the section of this prospectus entitled “Management - Conflicts of Interest” and see “Risk Factors.”

We will seek to leverage the proprietary network of relationships of our officers, directors and advisors to identify, structure, finance and support the operations of a business combination target. We expect to conduct a comprehensive due diligence review which will include a detailed strategic assessment of the target business and the merits of its investment case, among other things, careful assessment of management and its stewardship, review of historical and prospective financial performance, site visits and thorough evaluation of all material company information. Our diligence process will also include an evaluation of key customer accounts and any concentration, renewal and tenure risks. We will seek to evaluate total addressable market size and market share, as well as conduct a full product review and competitive landscape analysis. We intend to work alongside management to identify key organic and inorganic growth drivers, while also assessing the impact our management team can have to accelerate these opportunities. The management team will employ a disciplined and highly selective investment process and expect to add value to a target company through add-on acquisitions, capital structure optimization and operational improvements & growth.

Number and Terms of Office of Officers and Directors

We intend to have four directors upon the effectiveness of the registration statement of which this prospectus forms a part. The term of office will expire at our first annual general meeting. In accordance with the NYSE corporate governance requirements, we are not required to hold an annual meeting until one year after our first fiscal year end following our listing on NYSE. Moreover, there is no requirement under the Companies Act for us to hold annual or general meetings or appoint directors.

We may not hold an annual meeting of shareholders until after we complete our initial business combination.

Our amended and restated memorandum and articles of association will provide that our directors shall hold office until the expiration of their respective terms of office and until their successors shall have been elected and qualified. A director elected to fill a vacancy resulting from the death, resignation or removal of a director shall serve for the remainder of the full term of the director whose death, resignation or removal shall have created such vacancy and until his successor shall have been elected and qualified. The directors shall also have power at any time to appoint any person who is willing to act as a director, either to fill a vacancy or as an additional director. After the completion of an initial business combination, the Company may by ordinary resolution appoint any person to be a director or may by ordinary resolution remove any director. Pursuant to an agreement to be entered into concurrently with the issuance and sale of the securities in this offering, nominees for directors must be selected or recommended by independent directors constituting a majority of the board’s independent directors in a vote in which only independent directors participate. Upon completion of an initial business combination, our sponsor will be entitled to nominate individuals for election to our board of directors, as long as our sponsor holds any securities covered by the registration rights agreement.

Our officers are appointed by the board of directors and serve at the discretion of the board of directors, rather than for specific terms of office. Our board of directors is authorized to nominate persons to the offices set forth in our amended and restated memorandum and articles of association as it deems appropriate. Our amended and restated memorandum and articles of association will provide that our officers may consist of one or more chairman of the board of directors, chief executive officer, president, chief financial officer, vice presidents, secretary, treasurer and such other offices as may be determined by the board of directors.

Executive Officer and Director Compensation

None of our executive officers or directors have received any cash compensation for services rendered to us. Our sponsor, executive officers and directors, or any of their respective affiliates will be reimbursed for any out-of-pocket expenses incurred in connection with activities on our behalf such as identifying potential target businesses and performing due diligence on suitable business combinations. Our audit committee will review on a quarterly basis all payments that were made to our sponsor, executive officers or directors, or our or their respective affiliates. Any such payments prior to an initial business combination will be made using funds held outside the trust account. Other than quarterly audit committee review of such reimbursements, we do not expect to have any additional controls in place governing our reimbursement payments to our directors and executive officers for their out-of-pocket expenses incurred in connection with our activities on our behalf in connection with identifying and completing an initial business combination. Other than these payments and reimbursements, no compensation of any kind, including finder’s and consulting fees, will be paid by the company to our sponsor, executive officers and directors, or any of their respective affiliates, prior to completion of our initial business combination.

After the completion of our initial business combination, members of our management team who remain with us may be paid consulting or management fees from the combined company. All of these fees will be fully disclosed to shareholders, to the extent then known, in the proxy solicitation materials or tender offer materials furnished to our shareholders in connection with a proposed business combination. We have not established any limit on the amount of such fees that may be paid by the combined company to our members of management. It is unlikely the amount of such compensation will be known at the time of the proposed business combination because the directors of the post-combination business will be responsible for determining executive officer and director compensation. Any compensation to be paid to our executive officers will be determined, or recommended to the board of directors for determination, either by a compensation committee constituted solely by independent directors or by a majority of the independent directors on our board of directors.

We do not intend to take any action to ensure that members of our management team maintain their positions with us after the completion of our initial business combination, although it is possible that some or all of our executive officers and directors may negotiate employment or consulting arrangements to remain with us after our initial business combination. The existence or terms of any such employment or consulting arrangements to retain their positions with us may influence our management’s motivation in identifying or selecting a target business but we do not believe that the ability of our management to remain with us after the completion of our initial business combination will be a determining factor in our decision to proceed with any potential business combination. We are not party to any agreements with our executive officers and directors that provide for benefits upon termination of employment.

Director Independence

So long as we obtain and maintain a listing for our securities on NYSE, a majority of our board of directors generally must be independent, subject to certain limited exceptions set forth under the rules of NYSE. Currently, Ichi Shih, Emily Flick, and Simone Philips would each be considered an “independent director” under the NYSE listing standards, which is defined generally as a person other than an officer or employee of the company or its subsidiaries or any other individual having a relationship, which, in the opinion of the company’s board of directors would interfere with the director’s exercise of independent judgment in carrying out the responsibilities of a director. Our independent directors will have regularly scheduled meetings at which only independent directors are present.

We will only enter into a business combination if it is approved by a majority of our independent directors who do not have an interest in such transaction. Additionally, we will only enter into transactions with our officers and directors and their respective affiliates that are on terms no less favorable to us than could be obtained from independent parties. Any related-party transactions must also be approved by our audit committee and a majority of disinterested independent directors.

Committees of the Board of Directors

We have established three committees under the board of directors immediately upon the effectiveness of our registration statement on Form S-1, of which this prospectus is a part: an audit committee, a compensation committee and a corporate governance and nominating committee. We have adopted a charter for each of the three committees. Each committee’s members and functions are described below.

Audit Committee

Under the NYSE listing standards and applicable SEC rules, we are required to have at least three members of the audit committee, all of whom must be independent. Our audit committee consists of Ichi Shih, Emily Flick, and Simone Philips, each of whom satisfies the “independence” under the NYSE listing standards and meet the independence standards under Rule 10A-3 under the Exchange Act. Ichi Shih will serve as the chairperson of the audit committee. The audit committee’s duties, which are specified in our Audit Committee Charter, include, but are not limited to:

●	reviewing and discussing with management and the independent auditor the annual audited financial statements, and recommending to the board whether the audited financial statements should be included in our Form 10-K;

●	discussing with management and the independent auditor significant financial reporting issues and judgments made in connection with the preparation of our financial statements;

●	discussing with management major risk assessment and risk management policies;

●	monitoring the independence of the independent auditor;

●	verifying the rotation of the lead (or coordinating) audit partner having primary responsibility for the audit and the audit partner responsible for reviewing the audit as required by law;

●	inquiring and discussing with management our compliance with applicable laws and regulations;

●	pre-approving all audit services and permitted non-audit services to be performed by our independent auditor, including the fees and terms of the services to be performed;

●	appointing or replacing the independent auditor;

●	determining the compensation and oversight of the work of the independent auditor (including resolution of disagreements between management and the independent auditor regarding financial reporting) for the purpose of preparing or issuing an audit report or related work; and

●	establishing procedures for the receipt, retention and treatment of complaints received by us regarding accounting, internal accounting controls or reports which raise material issues regarding our financial statements or accounting policies.

Financial Experts on Audit Committee

The audit committee at all times are composed exclusively of independent directors who are “financially literate” as defined under the NYSE listing standards as being able to read and understand fundamental financial statements, including a company’s balance sheet, income statement and cash flow statement.

In addition, we must certify to NYSE that the committee has, and will continue to have, at least one member who has past employment experience in finance or accounting, requisite professional certification in accounting, or other comparable experience or background that results in the individual’s financial sophistication. The board of directors has determined that Emily Flick is qualified as an “audit committee financial expert,” as defined under the rules and regulations of the SEC.

Corporate Governance and Nominating Committee

We have established a corporate governance and nominating committee of the board of directors, which consists of Ichi Shih, Emily Flick, and Simone Philips, each of whom is an independent director under the NYSE listing standards. Emily Flick serves as the chairperson of the corporate governance and nominating committee. The corporate governance and nominating committee is responsible for overseeing the selection of persons to be nominated to serve on our board of directors. The corporate governance and nominating committee considers persons identified by its members, management, shareholders, investment bankers and others.

Guidelines for selecting director nominees

The guidelines for selecting nominees, which are specified in the Corporate Governance and Nominating Committee Charter, generally provide that persons to be nominated:

●	should have demonstrated notable or significant achievements in business, education or public service;

●	should possess the requisite intelligence, education and experience to make a significant contribution to the board of directors and bring a range of skills, diverse perspectives and backgrounds to its deliberations; and

●	should have the highest ethical standards, a strong sense of professionalism and intense dedication to serving the interests of the shareholders.

The corporate governance and nominating committee will consider a number of qualifications relating to management and leadership experience, background and integrity and professionalism in evaluating a person’s candidacy for membership on the board of directors. The corporate governance and nominating committee may require certain skills or attributes, such as financial or accounting experience, to meet specific board needs that arise from time to time and will also consider the overall experience and makeup of its members to obtain a broad and diverse mix of board members. The board of directors will also consider director candidates recommended for nomination by our shareholders at the annual meeting of shareholders, if any (or, if applicable, a special meeting of shareholders). Our shareholders that wish to nominate a director for election to the board of directors should follow the procedures set forth in our amended and restated memorandum and articles of association. The corporate governance and nominating committee does not distinguish among nominees recommended by shareholders and other persons.

Compensation Committee

We have established a compensation committee of the board of directors, which consists of Ichi Shih, Emily Flick, and Simone Philips, each of whom is an independent director under the NYSE listing standards. Simone Philips serves as the chairperson of the compensation committee. The compensation committee’s duties, which are specified in our Compensation Committee Charter, include, but are not limited to:

●	reviewing and approving on an annual basis the corporate goals and objectives relevant to our Chief Executive Officer’s compensation, evaluating our Chief Executive Officer’s performance in light of such goals and objectives and determining and approving the remuneration (if any) of our Chief Executive Officer based on such evaluation;

●	reviewing and approving the compensation of all of our other executive officer;

●	reviewing our executive compensation policies and plans;

●	implementing and administering our incentive compensation equity-based remuneration plans;

●	reviewing and approving the compensation disclosure and analysis prepared by Company management to be included in our proxy statement and annual report disclosure requirements;

●	approving all special perquisites, special cash payments and other special compensation and benefit arrangements for our executive officers and employees; and

●	reviewing, evaluating and recommending changes, if appropriate, to the remuneration for directors.

Notwithstanding the foregoing, as indicated above, no compensation of any kind, including finders, consulting or other similar fees, will be paid to any of our existing shareholders, including our directors or any of their respective affiliates, prior to, or for any services they render in order to effectuate, the consummation of a business combination. Accordingly, it is likely that prior to the consummation of an initial business combination, the compensation committee will only be responsible for the review and recommendation of any compensation arrangements to be entered into in connection with such initial business combination.

Code of Conduct and Ethics

We have adopted a code of conduct and ethics that applies to all of our executive officers, directors and employees. The code of conduct and ethics codifies the business and ethical principles that govern all aspects of our business.

Conflicts of Interest

Under Cayman Islands law, directors owe the following fiduciary duties:

●	duty to act in good faith in what the director believes to be in the best interests of the company as a whole;

●	duty to exercise powers for the purposes for which those powers were conferred and not for a collateral purpose;

●	directors should not improperly fetter the exercise of future discretion;

●	duty not to put themselves in a position in which there is a conflict between their duty to the company and their personal interests; and

●	duty to exercise independent judgment.

In addition to the above, directors also owe a duty of care which is not fiduciary in nature. This duty has been defined as a requirement to act as a reasonably diligent person having both the general knowledge, skill and experience that may reasonably be expected of a person carrying out the same functions as are carried out by that director in relation to the company and the general knowledge skill and experience of that director.

As set out above, directors have a duty not to put themselves in a position of conflict and this includes a duty not to engage in self-dealing, or to otherwise benefit as a result of their position. However, in some instances what would otherwise be a breach of this duty can be forgiven and/or authorized in advance by the shareholders provided that there is full disclosure by the directors. This can be done by way of permission granted in the memorandum and articles of association or alternatively by shareholder approval at general meetings.

Below is a table summarizing the entities to which our executive officers and directors currently have fiduciary duties, contractual obligations or other current material management relationships:

Individual(1)	Entity(2)	Entity’s Business	Affiliation
Guo Fan	Fluency Capital LLC	Business Consulting	Chief Executive Officer
Ichi Shih	WhiteFiber, Inc.	Artificial Intelligence Infrastructure	Independent Director
	Bit Digital, Inc.	Digital Infrastructure and Technology Services	Independent Director

(1)	Each person has a fiduciary duty with respect to the listed entities next to their respective names.
(2)	Each of the entities listed in this table has priority and preference relative to our company with respect to the performance by each individual listed in this table of his or her obligations and the presentation by each such individual of business opportunities. If any of the above executive officers and directors becomes aware of a business combination opportunity which is suitable for any of the above entities to which he or she has current fiduciary or contractual obligations, he or she will honor his or her fiduciary or contractual obligations to present such business combination opportunity to such entity, and only present it to us if such entity rejects the opportunity.

We are not prohibited from pursuing an initial business combination with a company that is affiliated with our sponsor, officers or directors. In the event we seek to complete our initial business combination with such a company, we, or a committee of independent directors, would obtain an opinion from an independent investment banking firm or another independent entity that ordinarily renders valuation opinions, that such an initial business combination is fair to our company from a financial point of view.

In the event that we submit our initial business combination to our public shareholders for a vote, pursuant to the letter agreement, our sponsor, officers and directors have agreed to vote any founder shares or placement shares held by them and any public shares purchased during or after the offering (including in open market and privately negotiated transactions) in favor of our initial business combination.

Potential investors should also be aware of the following other potential conflicts of interest:

●	Our executive officers and directors are not required to, and will not, commit their full time to our affairs, which may result in a conflict of interest in allocating their time between our operations and our search for a business combination and their other businesses. We do not intend to have any full-time employees prior to the completion of our initial business combination. Each of our executive officers and directors is engaged in several other business endeavors for which he or she may be entitled to substantial compensation, and our executive officers and directors are not obligated to contribute any specific number of hours per week to our affairs.

●	Our sponsor purchased founder shares prior to the date of this prospectus and will purchase placement units in a transaction that will close simultaneously with the closing of this offering.

●	Our sponsor, directors and each member of our management team have entered into agreements with us, pursuant to which they have agreed to waive their redemption rights with respect to their founder shares, placement shares, and any public shares held by them in connection with (i) the completion of our initial business combination and (ii) a shareholder vote to approve an amendment to our amended and restated memorandum and articles of association that would affect the substance or timing of our obligation to allow redemption in connection with our initial business combination or to redeem 100% of our public shares if we have not completed an initial business combination within the period to consummate the initial business combination. Additionally, our sponsor has agreed to waive its rights to liquidating distributions from the trust account with respect to its founder shares if we do not complete our initial business combination within the prescribed time frame. Except as described herein, our sponsor and our executive officers have agreed not to transfer, assign or sell any of their founder shares until the earlier to occur of (a) 180 days after the completion of our initial business combination and (b) upon completion of our initial business combination, (x) if the last reported sale price of our ordinary shares equals or exceeds $12.00 per unit (as adjusted for share subdivisions, share capitalizations, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period commencing at least 150 days after our initial business combination or (y) the date on which we complete a liquidation, merger, share exchange, reorganization or other similar transaction after our initial business combination that results in all of our shareholders having the right to exchange their ordinary shares for cash, securities or other property.

●	Members of our management team and our directors will directly or indirectly own founder shares and/or private placement securities following this offering and, accordingly, may have a conflict of interest in determining whether a particular target business is an appropriate business with which to effectuate our initial business combination. The nominal price of $0.009 per share ($25,000 in aggregate) that our sponsor, executive officers, and directors (directly or indirectly) paid for the founder shares creates an incentive whereby our officers, and directors could potentially make a substantial profit even if we select an acquisition target that subsequently declines in value and is unprofitable for public shareholders. If we are unable to complete our initial business combination within the period to consummate the initial business combination, the founder shares and private placement units will expire worthless, which could create an incentive for our sponsor, executive officers and directors to complete a transaction even if we select an acquisition target that subsequently declines in value and is unprofitable for public shareholders.

●	Certain members of our management team may receive compensation upon consummation of our initial business combination, and accordingly, they may have a conflict of interest in determining whether a particular target business is an appropriate business with which to effectuate our initial business combination as such compensation will not be received unless we consummate such business combination.

●	Our officers and directors may have a conflict of interest with respect to evaluating a particular business combination if the retention or resignation of any such officers and directors is included by a target business as a condition to any agreement with respect to our initial business combination.

●	If we agree to pay our sponsor or a member of our management team a finder’s fee, advisory fee, consulting fee or success fee in order to effectuate the completion of our intended initial business combination, such persons may have a conflict of interest in determining whether a particular target business is an appropriate business with which to effectuate our intended initial business combination as any such fee may not be paid unless we consummate such business combination.

●	In the event our sponsor or members of our management team provide loans to us to finance transaction costs and/or incur expenses on our behalf in connection with an intended initial business combination, such persons may have a conflict of interest in determining whether a particular target business is an appropriate business with which to effectuate our intended initial business combination as such loans may not be repaid and/or such expenses may not be reimbursed unless we consummate such business combination.

●	Upon closing of this offering or thereafter, we will repay up to $300,000 in loans made to us by Horizon Glow to cover offering-related and organizational expenses, and we will begin paying Horizon Glow $5,000 per month for office space and administrative and personnel services. In the event that following this offering we obtain working capital loans from our sponsor to finance transaction costs related to our initial business combination, up to $1,500,000 of such loans may be convertible into units of the post-business combination entity at a price of $10.00 per units at the option of our sponsor. In addition, our sponsor, officers and directors or their affiliates or designees may loan us funds in support of our potential extension to allow additional time for us to complete an initial business combination which will be evidenced in extension convertible notes, or the “extension notes,” to be repaid in cash or $10.00 per unit, or the “extension units,” at the closing of our initial business combination. Additionally, following consummation of a business combination, members of our management team will be entitled to reimbursement for any out-of-pocket expenses related to identifying, investigating and completing an initial business combination. As a result, there may be actual or potential material conflicts of interest between members of our management team, our sponsor and its affiliates on one hand, and purchasers in this offering on the other.

We cannot assure you that any of the above-mentioned conflicts will be resolved in our favor. In the event that we submit our initial business combination to our public shareholders for a vote, our sponsor, officers and directors have agreed to vote their founder shares, and our sponsor and the members of our management team have agreed to vote any shares purchased during or after the offering, in favor of our initial business combination.

Limitation on Liability and Indemnification of Officers and Directors

Cayman Islands law allows us to indemnify our secretary, directors and officers acting in relation to any of our affairs against actions, costs, charges, losses, damages and expenses incurred by reason of any act done or omitted in the execution of their duties as our secretary, directors and officers.

Under our amended and restated memorandum and articles of association, we may indemnify our directors and officers to, among other persons, from and against all actions, proceedings, costs, charges, expenses, losses, damages or liabilities which they or any of them incurred or sustained in or about the conduct of the Company’s business or affairs or in the execution or discharge of their or any of their duties, powers, authorities or discretions, except such (if any) as they shall incur or sustain through their own fraud, willful default or willful neglect.

We will enter into agreements with our directors and officers to provide contractual indemnification in addition to the indemnification provided for in our amended and restated memorandum and articles of association. We may purchase a policy of directors’ and officers’ liability insurance that insures our officers and directors against the cost of defense, settlement or payment of a judgment in some circumstances and insures us against our obligations to indemnify our officers and directors.

We believe that these provisions, the insurance and the indemnity agreements are necessary to attract and retain talented and experienced directors and officers.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling us pursuant to the foregoing provisions, we have been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

PRINCIPAL SHAREHOLDERS

The following table sets forth information regarding the beneficial ownership of our ordinary shares as of the date of this prospectus, and as adjusted to reflect the sale of our ordinary shares offered by this prospectus, and assuming no purchase of public shares in this offering, by:

●	each person known by us to be the beneficial owner of more than 5% of our outstanding ordinary shares;

●	each of our executive officers and director that beneficially owns ordinary shares; and

●	all our executive officers and directors as a group.

Unless otherwise indicated, we believe that all persons named in the table have sole voting and investment power with respect to all of our ordinary shares beneficially owned by them.

In connection with the Company’s formation, one ordinary share was issued to each of F&L Corp Limited and JessieZheng Holding Limited as initial subscribers, for an aggregate price of $0.0002. On January 14, 2026, one ordinary share was transferred from each of F&L Corp Limited and JessieZheng Holding Limited to Horizon Glow for an aggregate price of $0.0002. On January 29, 2026, our sponsor paid an aggregate of $25,000, or approximately $0.0087 per share, in connection with the subscription for 2,875,000 founder shares, par value $0.00001, which are ordinary shares subject to certain limitations and restrictions as described elsewhere in this prospectus. As a result, Horizon currently holds a total of 2,875,002 ordinary shares, for which it paid an aggregate of $25,000.0002, resulting in an average purchase price of approximately $0.0087 per share. Prior to the initial investment in the company of $25,000 by our sponsor, the company had no assets, tangible or intangible. The per unit price of the founder shares was determined by dividing the amount contributed to the company by the number of founder shares issued. The post-offering percentages in the following table assume that the underwriters do not exercise their over-allotment option to purchase additional units, that our sponsor forfeits 375,000 founder shares, that our sponsor purchases 219,700 placement units and that there are 12,819,700 ordinary shares issued and outstanding after this offering including the representative shares.

	Before Offering		After Offering
Name and Address of Beneficial Owner(1)	Number of Shares Beneficially Owned(2)	Approximate Percentage of Outstanding Ordinary Shares	Number of Shares Beneficially Owned	Approximate Percentage of Outstanding Ordinary Shares
Directors and Executive Officers
Guo Fan(3)	2,875,002	100%	2,719,700	21.22%
Emily Flick	-	-	-	-
Simone Phillips	-	-	-	-
Ichi Shih	-	-	-	-
All executive officers and director nominee as a group (4 individuals)(4)	2,875,002	100%	2,719,700	21.22%

5% or Greater Beneficial Owners
Horizon Glow(3)	2,875,002	100%	2,719,700	21.22%

(1)	Unless otherwise noted, the business address of each of our principal shareholders is 8 The Green STE A, Dover, DE 19901.
(2)	Interests shown consist of the founder shares, including 375,000 founder shares subject to forfeiture depending on the extent to which the underwriter’s over-allotment option is exercised in full.
(3)	Horizon Glow, our sponsor, is the record holder of 2,875,002 founder shares, up to 375,000 such shares shall be forfeited for no consideration if the underwriters do not exercise the over-allotment option in full. Mr. Guo Fan is the sole member of Horizon Glow, and, as a result, holds voting and investment discretion with respect to the ordinary shares held of record by Horizon Glow.

The holders of the founder shares have agreed (a) to vote any founder shares owned by it in favor of any proposed business combination and (b) not to redeem any founder shares in connection with a shareholder vote to approve a proposed initial business combination. Our sponsor and our executive officers and directors are deemed to be our “promoters” as such term is defined under the federal securities laws.

Restrictions on Transfers of Founder Shares and Placement Units

The founder shares and placement units are each subject to transfer restrictions pursuant to lock-up provisions in the agreements entered into by our sponsor and management team.

Our sponsor, directors and each member of our management team have agreed not to transfer, assign or sell any of their founder shares until the earlier to occur of (a) 180 days after the completion of our initial business combination and (b) upon completion of our initial business combination, (x) if the last reported sale price of our ordinary shares equals or exceeds $12.00 per unit (as adjusted for share subdivisions, share capitalizations, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period commencing at least 150 days after our initial business combination or (y) the date on which we complete a liquidation, merger, share exchange, reorganization or other similar transaction after our initial business combination that results in all of our shareholders having the right to exchange their ordinary shares for cash, securities or other property.

The placement units and their component securities are not transferable or salable until 30 days after the completion of our initial business combination. The foregoing restrictions are not applicable to transfers (a) to our officers or directors, any affiliates or family members of any of our officers or directors, any members or partners of our sponsor or its affiliates, any affiliates of our sponsor, or any employees of such affiliates; (b) in the case of an individual, by gift to a member of one of the individual’s immediate family or to a trust, the beneficiary of which is a member of the individual’s immediate family, an affiliate of such person or to a charitable organization; (c) in the case of an individual, by virtue of laws of descent and distribution upon death of the individual; (d) in the case of an individual, pursuant to a qualified domestic relations order; (e) by private sales or transfers made in connection with the completion of a business combination at prices no greater than the price at which the founder shares or placement units, as applicable, were originally purchased; (f) by virtue of the limited partnership agreements or other applicable organizational documents of our sponsor upon dissolution of our sponsor; (g) as distributions to limited partners or members of our sponsor; (h) by virtue of the laws of the Cayman Islands or of our sponsor’s organizational documents upon liquidation or dissolution of our sponsor; (i) to the company for no value for cancellation in connection with the completion of our initial business combination; (j) in the event of our liquidation prior to the completion of our initial business combination; or (k) in the event of our completion of a liquidation, merger, share exchange, reorganization or other similar transaction which results in all of our shareholders having the right to exchange their ordinary shares for cash, securities or other property subsequent to our completion of our initial business combination; provided, however, that in the case of clauses (a) through (h), or with the prior written consent of the Company, these permitted transferees must enter into a written agreement agreeing to be bound by these transfer restrictions and the other restrictions contained in the letter agreements.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

In connection with the Company’s formation, one ordinary share was issued to each of F&L Corp Limited and JessieZheng Holding Limited as initial subscribers, for an aggregate price of $0.0002. On January 14, 2026, one ordinary share was transferred from each of F&L Corp Limited and JessieZheng Holding Limited to Horizon Glow for an aggregate price of $0.0002. On January 29, 2026, our sponsor paid an aggregate of $25,000, or approximately $0.0087 per share, in connection with the subscription by it for 2,875,000 founder shares, par value $0.00001. The number of founder shares issued was determined based on the expectation that such founder shares would represent approximately 20% of the outstanding shares upon completion of this offering (excluding the placement units and underlying securities). Up to 375,000 founder shares held by our sponsor is subject to forfeiture by our sponsor depending on the extent to which the underwriters’ over-allotment option is exercised in full.

Our sponsor has agreed to purchase an aggregate of up to 219,700 placement units for a purchase price of $10.00 per unit in a private placement that will occur simultaneously with the closing of this offering, regardless of whether the over-allotment option is exercised. There will be no redemption rights or liquidating distributions from the trust account with respect to the founder shares or placement shares, which will expire worthless if we do not consummate a business combination within the allotted 18-month period (plus up to six one-month extensions of time, as discussed in this prospectus).

As more fully discussed in “Management — Conflicts of Interest,” if any of our officers or directors becomes aware of a business combination opportunity that falls within the line of business of any entity to which he or she has then-current fiduciary or contractual obligations, he or she will honor his or her fiduciary or contractual obligations to present such opportunity to such entity. Our officers and directors currently have certain relevant fiduciary duties or contractual obligations that may take priority over their duties to us.

Commencing on the date of this prospectus, we have agreed to pay Horizon Glow a total of $5,000 per month for office space, utilities and secretarial and administrative support. Upon completion of our initial business combination or our liquidation, we will cease paying these monthly fees.

Our sponsor, officers and directors, or any of their respective affiliates will be reimbursed for any out-of-pocket expenses incurred in connection with activities on our behalf such as identifying potential target businesses and performing due diligence on suitable business combinations. Our audit committee will review on a quarterly basis all payments that were made to our sponsor, officers, directors or our or their respective affiliates and will determine which expenses and the amount of expenses that will be reimbursed. There is no cap or ceiling on the reimbursement of out-of-pocket expenses incurred by such persons in connection with activities on our behalf.

On January 19, 2026, Horizon Glow issued an unsecured promissory note to the Company, pursuant to which we may borrow up to an aggregate principal amount of $300,000 to be used for a portion of the expenses of this offering. As of January 31, 2026, we have borrowed $164,159 under the promissory note with Horizon Glow. This loan is non-interest bearing, unsecured and amounts drawn are due at the closing of this offering. The value of Horizon Glow’s interest in this transaction corresponds to the principal amount outstanding under any such loan.

In addition, in order to finance transaction costs in connection with an intended initial business combination, our sponsor or an affiliate of our sponsor or certain of our officers and directors may, but are not obligated to, loan us funds as may be required. If we complete an initial business combination, we will repay such loaned amounts. In the event that the initial business combination does not close, we may use a portion of the working capital held outside the trust account to repay such loaned amounts but no proceeds from our trust account would be used for such repayment. Up to $1,500,000 of the loans made by our sponsor, our officers and directors, or our or their affiliates to us prior to or in connection with our initial business combination may be convertible into units, at a price of $10.00 per unit at the option of the lender, upon consummation of our initial business combination. In addition, our sponsor, officers and directors or their affiliates or designees may loan us funds in support of our potential extension to allow additional time for us to complete an initial business combination which will be evidenced in extension convertible notes, or the “extension notes,” to be repaid in cash or $10.00 per unit, or the “extension units,” at the closing of our initial business combination. The units would be identical to the placement units. The terms of such loans by, our sponsor, our officers and directors, or their affiliates, if any, have not been determined and no written agreements exist with respect to such loans. We do not expect to seek loans from parties other than our sponsor, our officers and directors or an affiliate of theirs as we do not believe third parties will be willing to loan such funds and provide a waiver against any and all rights to seek access to funds in our trust account.

After our initial business combination, members of our management team who remain with us may be paid consulting, management or other fees from the combined company with any and all amounts being fully disclosed to our shareholders, to the extent then known, in the tender offer or proxy solicitation materials, as applicable, furnished to our shareholders. It is unlikely the amount of such compensation will be known at the time of distribution of such tender offer materials or at the time of a shareholder meeting held to consider our initial business combination, as applicable, as it will be up to the directors of the post-combination business to determine executive and director compensation. We will enter into a registration rights agreement pursuant to which our sponsor will be entitled to certain registration rights with respect to the founder shares.

Policy for Approval of Related Party Transactions

We have not yet adopted a formal policy for the review, approval or ratification of related party transactions. Accordingly, the transactions discussed above were not reviewed, approved or ratified in accordance with any such policy. Before the consummation of this offering, our audit committee of our board of directors will adopt a charter, providing for the review, approval and/or ratification of “related party transactions,” which are those transactions required to be disclosed pursuant to Item 404 of Regulation S-K as promulgated by the SEC, by the audit committee. At its meetings, the audit committee shall be provided with the details of each new, existing or proposed related party transaction, including the terms of the transaction, any contractual restrictions that the company has already committed to, the business purpose of the transaction and the benefits of the transaction to the company and to the relevant related party. Any member of the committee who has an interest in the related party transaction under review by the committee shall abstain from voting on the approval of the related party transaction, but may, if so requested by the chairman of the committee, participate in some or all of the committee’s discussions of the related party transaction. Upon completion of its review of the related party transaction, the committee may determine to permit or to prohibit the related party transaction. An affirmative vote of a majority of the members of the audit committee, present at a meeting at which a quorum is present, will be required in order to approve a related party transaction. A majority of the members of the entire audit committee will constitute a quorum. Without a meeting, the unanimous written consent of all of the members of the audit committee will be required to approve a related party transaction. Our audit committee will review on a quarterly basis all payments that were made by us to our sponsor, officers or directors, or our or any of their affiliates.

These procedures are intended to determine whether any such related party transaction impairs the independence of a director or presents a conflict of interest on the part of a director, employee or officer. To further minimize conflicts of interest, we have agreed not to consummate an initial business combination with an entity that is affiliated with any of our sponsor, officers or directors unless we, or a committee of independent directors, have obtained an opinion from either an independent investment banking firm that is a member of FINRA or an independent accounting firm that our initial business combination is fair to our company from a financial point of view.

Except as provided herein, no finder’s fees, reimbursements, consulting fee, monies in respect of any payment of a loan or other compensation will be paid by us to our sponsor, officers or directors or any affiliate of our sponsor, officers or directors prior to, for services rendered to us prior to, or in connection with any services rendered in order to effectuate, the consummation of our initial business combination (regardless of the type of transaction that it is). However, the following payments will be made to our sponsor, officers or directors, or our or their affiliates, none of which will be made from the proceeds of this offering held in the trust account prior to the completion of our initial business combination:

●	Repayment of up to an aggregate of $300,000 in loans made to us by Horizon Glow to cover offering-related and organizational expenses;

●	Payment to Horizon Glow, our sponsor, of $5,000 per month for office space, utilities and secretarial and administrative support;

●	Reimbursement for any out-of-pocket expenses related to identifying, investigating and completing an initial business combination; and

●	Repayment of non-interest-bearing loans which may be made by our sponsor or an affiliate of our sponsor or certain of our officers and directors to finance transaction costs in connection with an intended initial business combination, the terms of which (other than as described above) have not been determined nor have any written agreements been executed with respect thereto. Up to $1,500,000 of such loans may be convertible into units, at a price of $10.00 per unit at the option of the lender, upon consummation of our initial business combination. In addition, our sponsor, officers and directors or their affiliates or designees may loan us funds in support of our potential extension to allow additional time for us to complete an initial business combination which will be evidenced in extension convertible notes, or the “extension notes,” to be repaid in cash or $10.00 per unit, or the “extension units,” at the closing of our initial business combination. The units would be identical to the placement units.

Our audit committee will review on a quarterly basis all payments that were made to our sponsor, officers, directors or our or their affiliates.

DESCRIPTION OF SECURITIES

We are a Cayman Islands exempted company (company number 426015) and our affairs are governed by our memorandum and articles of association, as amended and restated from time to time, the Companies Act and the common law of the Cayman Islands. Pursuant to our amended and restated memorandum and articles of association which will be effective upon the consummation of this offering, our authorized share capital is $50,000.00 divided into 5,000,000,000.00 ordinary shares of $0.00001 each. The following description summarizes certain terms of our shares as will be set out more particularly in our amended and restated memorandum and articles of association, when adopted. Because it is only a summary, it may not contain all the information that is important to you.

Units

Each unit has an offering price of $10.00 and consists of one ordinary share and one right entitling the holder thereof to receive one-eighth (1/8) of an ordinary share upon consummation of our initial business combination, subject to adjustment as described in this prospectus. In addition, we will not issue fractional shares in connection with a conversion of rights. Fractional shares will either be rounded down to the nearest whole share or otherwise addressed in accordance with the applicable provisions of Cayman Islands law. As a result, you must hold rights in multiples of eight in order to receive shares for all of your rights upon closing of a business combination.

We expect the ordinary shares and rights comprising the units will begin separate trading on the 52nd day following the date of the closing of this offering (or if such date is not a business day, the following business day) unless our underwriter informs us of its decision to allow earlier separate trading, subject to our having filed the Current Report on Form 8-K described below and having issued a press release announcing when such separate trading will begin. Once the ordinary shares and rights commence separate trading, holders will have the option to continue to hold units or separate their units into the component securities. Holders will need to have their brokers contact our transfer agent in order to separate the units into ordinary shares and rights.

In no event will the ordinary shares and rights be traded separately until we have filed a Current Report on Form 8-K with the SEC, which includes an audited balance sheet reflecting our receipt of the gross proceeds at the closing of this offering. We will file a Current Report on Form 8-K which includes this audited balance sheet upon the completion of this offering, which closing is anticipated to take place three business days after the date of this prospectus. If the underwriters’ over-allotment option is exercised following the initial filing of such Current Report on Form 8-K, a second or amended Current Report on Form 8-K will be filed to provide updated financial information to reflect the exercise of the underwriters’ over-allotment option.

Placement Units

The placement units are identical to the units sold in this offering except that (a) the placement units and their component securities will not be transferable, assignable or salable until 30 days after the consummation of our initial business combination except to permitted transferees, (b) the placement shares and placement rights, for so long as they are held by our sponsor or its permitted transferees, (i) will not be redeemable by us, and (ii) will be entitled to registration rights.

Ordinary Shares

Prior to the date of this prospectus, there were 2,875,002 founder shares issued and outstanding, all of which were held of record by our sponsor. The founder shares held by our initial shareholders will represent approximately 20% of our outstanding ordinary shares immediately following the completion of this offering (excluding any placement units and assuming our initial shareholders do not purchase any public shares in this offering), with the potential to own as a result of their founder shares in the aggregate up to approximately 21.22% of the outstanding ordinary shares upon completion of this offering (including the placement shares and assuming our initial shareholders do not purchase any public shares in this offering and no exercise of the underwriter’ over-allotment option) based on certain triggering events.

Upon closing of this offering, 12,819,700 ordinary shares will be issued and outstanding (assuming no exercise of the underwriters’ over-allotment option and the corresponding forfeiture of 375,000 founder shares by our sponsor), consisting of:

●	10,219,700 ordinary shares underlying the units being offered in this offering and the placement units;

●	2,500,000 ordinary shares held by our initial shareholders; and

●	100,000 ordinary shares issuable to the underwriter as the representative shares.

If we increase or decrease the size of this offering, we will effect a share capitalization or a compulsory redemption or redemption or other appropriate mechanism, as applicable, with respect to the founder shares immediately prior to the consummation of this offering in such amount as to maintain the number of founder shares, on an as-converted basis, at approximately 20% of our issued and outstanding ordinary shares upon the consummation of this offering (without giving effect to the sale of the private placement units, issuance of the representative shares, and assuming our sponsor does not purchase units in this offering).

Shareholders of record are entitled to one vote for each share held on all matters to be voted on by shareholders. Unless specified in our amended and restated memorandum and articles of association, or as required by applicable provisions of the Companies Act or applicable stock exchange rules, a resolution of a duly constituted general meeting of the Company passed by a simple majority of the votes by shareholders who (being entitled to do so) vote in person or by proxy or, in the case of corporations, by their duly authorized representatives, at that meeting is required to approve any such matter voted on by our shareholders.

Because our amended and restated memorandum and articles of association will authorize the issuance of up to 5,000,000,000 ordinary shares, if we were to enter into a business combination, we may (depending on the terms of such a business combination) be required to increase the number of ordinary shares which we will be authorized to issue at the same time as our shareholders vote on the initial business combination to the extent we seek shareholder approval in connection with our initial business combination.

The members of our board of directors serve until the next annual general meeting. There is no cumulative voting with respect to the election of directors. After the completion of an initial business combination, the Company may by ordinary resolution appoint any person to be a director or may by ordinary resolution remove any director Our shareholders are entitled to receive ratable dividends when, as and if declared by the board of directors out of funds legally available therefor.

In accordance with NYSE corporate governance requirements, we are not required to hold an annual general meeting until one year after our first fiscal year end following our listing on the NYSE. There is no requirement under the Companies Act for us to hold annual or general meetings or appoint directors. We may not hold an annual general meeting to appoint new directors prior to the consummation of our initial business combination.

We will provide our public shareholders with the opportunity to redeem all or a portion of their public shares upon the completion of our initial business combination at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the trust account calculated as of two business days prior to the completion of our initial business combination, including interest earned on the funds held in the trust account and not previously released to us to pay our taxes, if any (less taxes payable) divided by the number of the then outstanding public shares, subject to the limitations described herein. The amount in the trust account is initially anticipated to be $10.00 per public share.

The redemption rights will include the requirement that a beneficial owner must identify itself in order to validly redeem its shares. Our sponsor, directors and each member of our management team have entered into a letter agreement with us, pursuant to which they have agreed to waive their redemption rights with respect to their founder shares and any public shares held by them in connection with (i) the completion of our initial business combination and (ii) a shareholder vote to approve an amendment to our amended and restated memorandum and articles of association that would affect the substance or timing of our obligation to allow redemption in connection with our initial business combination or to redeem 100% of our public shares if we have not completed an initial business combination within the period to consummate the initial business combination. Unlike many blank check companies that hold shareholder votes and conduct proxy solicitations in conjunction with their initial business combinations and provide for related redemptions of public shares for cash upon completion of such initial business combinations even when a vote is not required by law, if a shareholder vote is not required by applicable law or stock exchange rule and we do not decide to hold a shareholder vote for business or other reasons, we will, pursuant to our amended and restated memorandum and articles of association, conduct the redemptions pursuant to the tender offer rules of the SEC and file tender offer documents with the SEC prior to completing our initial business combination.

Our amended and restated memorandum and articles of association will require these tender offer documents to contain substantially the same financial and other information about the initial business combination and the redemption rights as is required under the SEC’s proxy rules. If, however, a shareholder approval of the transaction is required by applicable law or stock exchange rule, or we decide to obtain shareholder approval for business or other reasons, we will, like many blank check companies, offer to redeem shares in conjunction with a proxy solicitation pursuant to the proxy rules and not pursuant to the tender offer rules. If we seek shareholder approval, we will complete our initial business combination only if we receive an ordinary resolution under Cayman Islands law, which means a resolution passed by a simple majority of the votes by shareholders voting in person or by proxy at a duly constituted (quorate) general meeting of the Company. However, the participation of our sponsor, officers, directors, advisors or their respective affiliates in privately negotiated transactions (as described in this prospectus), if any, could result in the approval of our initial business combination even if a majority of our public shareholders’ vote, or indicate their intention to vote, against such initial business combination. For purposes of seeking approval of the majority of our outstanding ordinary shares, non-votes will have no effect on the approval of our initial business combination once a quorum is obtained.

If we seek shareholder approval of our initial business combination and we do not conduct redemptions in connection with our initial business combination pursuant to the tender offer rules, our amended and restated memorandum and articles of association will provide that a public shareholder, together with any affiliate of such shareholder or any other person with whom such shareholder is acting in concert or as a “group” (as defined under Section 13 of the Exchange Act), will be restricted from redeeming its shares with respect to Excess Shares. However, we would not be restricting our shareholders’ ability to vote all of their shares (including Excess Shares) for or against our initial business combination. Our shareholders’ inability to redeem the Excess Shares will reduce their influence over our ability to complete our initial business combination, and such shareholders could suffer a material loss in their investment if they sell such Excess Shares on the open market. Additionally, such shareholders will not receive redemption distributions with respect to the Excess Shares if we complete our initial business combination. And, as a result, such shareholders will continue to hold that number of shares exceeding 15% and, in order to dispose of such shares would be required to sell their shares in open market transactions, potentially at a loss.

If we seek shareholder approval in connection with our initial business combination, pursuant to the terms of a letter agreement entered into with us, our sponsor, directors and each member of our management team have agreed to vote their founder shares and any public shares purchased during or after this offering, in favor of our initial business combination. As a result, in the event that only the minimum number of shares representing a quorum is present at a shareholders’ meeting held to vote on our initial business combination, in addition to our initial shareholders’ founder shares and placement shares, and the 100,000 ordinary shares issued to underwriter, as the representative shares, we would need as few as 385,226, or 3.85% of the 10,000,000 public shares sold in this offering to be voted in favor of an initial business combination in order to have our initial business combination approved (assuming all issued and outstanding shares representing a quorum are voted and the over-allotment option is not exercised). Additionally, each public shareholder may elect to redeem its public shares irrespective of whether they vote for or against, or abstain from voting on, the proposed transaction or abstained from voting.

Pursuant to our amended and restated memorandum and articles of association, if we have not completed an initial business combination within the period to consummate the initial business combination, we will (i) cease all operations except for the purpose of winding up; (ii) as promptly as reasonably possible but no more than ten business days thereafter subject to lawfully available funds therefor, redeem the public shares, at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the trust account, including interest earned on the funds held in the trust account and not previously released to us to pay our taxes, if any (less taxes payable and up to $100,000 of interest income to pay dissolution expenses) divided by the number of the then outstanding public shares, which redemption will completely extinguish public shareholders’ rights as shareholders (including the right to receive further liquidation distributions, if any), subject to applicable law; and (iii) as promptly as reasonably possible following such redemption, subject to the approval of our remaining shareholders and our board of directors, liquidate and dissolve, subject in each case to our obligations under the Companies Act to provide for claims of creditors and the requirements of other applicable law.

Our sponsor and members of our management team have entered into letter agreements with us, pursuant to which they have agreed to waive their rights to liquidating distributions from the trust account with respect to their founder shares and placement shares if we do not complete an initial business combination within the period to consummate the initial business combination. However, if our sponsor or members of our management team acquire public shares in or after this offering, they will be entitled to liquidating distributions from the trust account with respect to such public shares if we do not complete our initial business combination within the prescribed time period.

In the event of a liquidation, dissolution or winding up of the Company after a business combination, our shareholders are entitled to share ratably in all assets remaining available for distribution to them after payment of liabilities and after provision is made for each class of shares, if any, having preference over the ordinary shares. Our shareholders have no preemptive or other subscription rights. There are no sinking fund provisions applicable to the ordinary shares, except that we will provide our public shareholders with the opportunity to redeem their public shares for cash at a per unit price equal to the aggregate amount then on deposit in the trust account, including interest earned on the funds held in the trust account and not previously released to us to pay our taxes, if any (less taxes payable and up to $100,000 of interest income to pay dissolution expenses) divided by the number of the then outstanding public shares, upon the completion of our initial business combination, subject to the limitations described herein.

Rights

Except in cases where we are not the surviving company in a business combination, each holder of a right will automatically receive one-eighth of one ordinary share upon consummation of our initial business combination, even if the holder of a public right redeemed all ordinary shares held by him, her or it in connection with the initial business combination or an amendment to our amended and restated memorandum and articles of association with respect to our pre-business combination activities. In the event we will not be the surviving company upon completion of our initial business combination, each right will automatically be converted to receive the kind and amount of securities or properties of the surviving entity that each one-eighth of an ordinary shares underlying each right is entitled to upon consummation of the business combination, subject to any dissenter rights under the applicable law. No additional consideration will be required to be paid by a holder of rights in order to receive his, her or its additional ordinary shares upon consummation of an initial business combination. The shares issuable upon the conversion of the rights will be freely tradable (except to the extent held by affiliates of ours). If we enter into a definitive agreement for a business combination in which we will not be the surviving entity, the definitive agreement will provide for the holders of rights to receive the same per share consideration the holders of the ordinary shares will receive in the transaction on an as-converted into ordinary shares basis.

We will not issue fractional shares in connection with a conversion of rights. Fractional shares will either be rounded down to the nearest whole share or otherwise addressed in accordance with the applicable provisions of the Companies Act and any other applicable law. As a result, you must hold rights in multiples of eight in order to receive shares for all of your rights upon closing of a business combination. If we are unable to complete an initial business combination within the required time period and we liquidate the funds held in the trust account, holders of rights will not receive any of such funds with respect to their rights, nor will they receive any distribution from our assets held outside of the trust account with respect to such rights, and the rights will expire worthless. Additionally, in no event will we be required to net cash settle the rights. Accordingly, the rights will expire worthless.

The Company shall reserve such amount of its profits or share premium in order to pay up the par value of each share issuable in respect of the rights.

Founder Shares and Placement Shares

The founder shares and placement shares are identical to the ordinary shares included in the units being sold in this offering, and holders of founder shares and placement shares have the same shareholder rights as public shareholders, except that (i) the founder shares and placement shares are subject to certain transfer restrictions, as described in more detail below, (ii) our sponsor, officers and directors have entered into a letter agreement with us, pursuant to which they have agreed (A) to waive their redemption rights with respect to any founder shares, placement shares and any public shares held by them in connection with the completion of our initial business combination, (B) to waive their redemption rights with respect to their founder shares, placement shares, and public shares in connection with a shareholder vote to approve an amendment to our amended and restated memorandum and articles of association to (i) modify the substance or timing of our obligation to provide for the redemption of our public shares in connection with an initial business combination or to redeem 100% of our public shares if we do not complete our initial business combination within the period to consummate the initial business combination or (ii) with respect to any other material provisions relating to shareholders’ rights or pre-initial business combination activity, and (C) to waive their rights to liquidating distributions from the trust account with respect to any founder shares or placement shares held by them if we fail to complete our initial business combination within the period to consummate the initial business combination, although they will be entitled to liquidating distributions from the trust account with respect to any public shares they hold if we fail to complete our initial business combination within such time period, and (iii) are entitled to registration rights. If we submit our initial business combination to our public shareholders for a vote, our sponsor, officers and directors have agreed (and its permitted transferees will agree) pursuant to the letter agreement to vote any founder shares held by them and any public shares purchased during or after this offering (including in open market and privately-negotiated transactions) in favor of our initial business combination.

Register of Members

Under Cayman Islands law, we must keep a register of members and there will be entered therein:

●	the names and addresses of the members and a statement of the shares held by each member, which shall distinguish each share by its number (so long as the share has a number); confirm the amount paid, or agreed to be considered as paid, on the shares of each member; confirm the number and category of shares held by each member; and confirm whether each relevant category of shares held by a member carries voting rights under the articles of association of the Company, and if so, whether such voting rights are conditional;

●	the date on which the name of any person was entered on the register as a member; and

●	the date on which any person ceased to be a member.

For these purposes, “voting rights” means rights conferred on shareholders in respect of their shares to vote at general meetings of the Company on all or substantially all matters. A voting right is conditional where the voting right arises only in certain circumstances.

Under Cayman Islands law, the register of members of our company is prima facie evidence of the matters set out therein (i.e., the register of members will raise a presumption of fact on the matters referred to above unless rebutted) and a member registered in the register of members will be deemed as a matter of Cayman Islands law to have legal title to the shares as set against its name in the register of members. Upon closing of this public offering, the register of members will be immediately updated to record and give effect to the issuance of shares by us to the custodian or its nominee. Once our register of members has been updated, the shareholders recorded in the register of members will be deemed to have legal title to the shares set against their name.

If the name of any person is incorrectly entered in or omitted from our register of members, or if there is any default or unnecessary delay in entering on the register the fact of any person having ceased to be a shareholder of our company, the person or shareholder aggrieved (or any shareholder of our company or our company itself) may apply to the Grand Court of the Cayman Islands for an order that the register be rectified, and the Court may either refuse such application or it may, if satisfied of the justice of the case, make an order for the rectification of the register.

Placement Units

The placement units (and underlying placement shares and placement rights) are identical to the units sold in this offering except as described below. The placement rights (including the ordinary shares issuable upon exercise of the placement rights) will not be transferable, assignable or salable until 30 days after the completion of our initial business combination (except, among other limited exceptions as described under the section of this prospectus entitled “Principal Shareholders - Restrictions on Transfers of Founder Shares and Placement Units,” to our officers and directors and other persons or entities affiliated with our sponsor). Permitted transferees of the shares held by our sponsor, initial shareholders, officers and directors would be subject to the same restrictions.

In addition, in order to finance transaction costs in connection with an intended initial business combination, our sponsor or an affiliate of our sponsor or certain of our officers and directors may, but are not obligated to, loan us funds as may be required. Up to $1,500,000 of such loans may be convertible into units, at a price of $10.00 per unit at the option of the lender, upon consummation of our initial business combination. In addition, our sponsor, officers and directors or their affiliates or designees may loan us funds in support of our potential extension to allow additional time for us to complete an initial business combination which will be evidenced in extension convertible notes, or the “extension notes,” to be repaid in cash or $10.00 per unit, or the “extension units,” at the closing of our initial business combination. The units would be identical to the placement units. See also “Principal Shareholders - Restrictions on Transfers of Founder Shares and Placement Units” made to our officers and directors and other persons or entities affiliated with our sponsor.

Dividends

We have not paid any cash dividends on our ordinary shares to date and do not intend to pay cash dividends prior to the completion of a business combination. The payment of cash dividends in the future will be dependent upon our revenues and earnings, if any, capital requirements and general financial conditions subsequent to completion of a business combination. The payment of any cash dividends subsequent to a business combination will be within the discretion of our board of directors at such time. If we increase or decrease the size of the offering we may effect a share dividend or a share contribution back to capital or other appropriate mechanism, as applicable, with respect to our founder shares immediately prior to the consummation of the offering in such amount as to maintain the ownership of our initial shareholders at approximately 20% of the issued and outstanding ordinary shares (excluding the placement units and the underlying securities and assuming they do not purchase any units in this offering) upon the consummation of this offering. Further, if we incur any indebtedness, our ability to declare dividends may be limited by restrictive covenants we may agree to in connection therewith.

Our Transfer Agent and Right Agent

The transfer agent for our ordinary shares and right agent for our rights is [Continental Stock Transfer & Trust Company]. We have agreed to indemnify [Continental Stock Transfer & Trust Company] in its role as transfer agent and right agent, its agents and each of its shareholders, directors, officers and employees against all claims and losses that may arise out of acts performed or omitted for its activities in that capacity, except for any claims and losses due to any gross negligence or intentional misconduct of the indemnified person or entity.

Certain Differences in Corporate Law

Cayman Islands companies are governed by the Companies Act. The Companies Act is modeled on English law but does not follow recent English law statutory enactments, and differs from laws applicable to United States corporations and their shareholders. Set forth below is a summary of the material differences between the provisions of the Companies Act applicable to us and the laws applicable to companies incorporated in the United States and their shareholders.

Mergers and Similar Arrangements

In certain circumstances, the Companies Act allows for mergers or consolidations between two Cayman Islands companies, or between a Cayman Islands exempted company and a company incorporated in another jurisdiction (provided that is facilitated by the laws of that other jurisdiction).

Where the merger or consolidation is between two Cayman Islands companies, the directors of each company must approve a written plan of merger or consolidation containing certain prescribed information. That plan or merger or consolidation must then be authorized by either (a) a special resolution (usually a majority of two-thirds of the votes of shareholders, who, being entitled to do so, attend and vote at a general meeting) of the shareholders of each company; or (b) such other authorization, if any, as may be specified in such constituent company’s articles of association. No shareholder resolution is required for a merger between a parent company (i.e., a company that owns at least 90% of the votes at a general meeting of a subsidiary company) and its subsidiary company. The consent of each holder of a fixed or floating security interest of a constituent company must be obtained unless the Grand Court of the Cayman Islands waives such requirement. If the Cayman Islands Registrar of Companies is satisfied that the requirements of the Companies Act (which includes certain other formalities) have been complied with, the Registrar of Companies will register the plan of merger or consolidation.

Where the merger or consolidation involves a foreign company, the procedure is similar, save that with respect to the foreign company, the directors of the Cayman Islands exempted company are required to make a declaration to the effect that, having made due enquiry, they are of the opinion that the requirements set out below have been met: (i) that the merger or consolidation is permitted or not prohibited by the constitutional documents of the foreign company and by the laws of the jurisdiction in which the foreign company is incorporated, and that those laws and any requirements of those constitutional documents have been or will be complied with; (ii) that no petition or other similar proceeding has been filed and remains outstanding or order made or resolution adopted to wind up or liquidate the foreign company in any jurisdictions; (iii) that no receiver, trustee, administrator or other similar person has been appointed in any jurisdiction and is acting in respect of the foreign company, its affairs or its property or any part thereof; and (iv) that no scheme, order, compromise or other similar arrangement has been entered into or made in any jurisdiction whereby the rights of creditors of the foreign company are and continue to be suspended or restricted.

Where the surviving company is the Cayman Islands exempted company, the directors of the Cayman Islands exempted company are further required to make a declaration to the effect that, having made due enquiry, they are of the opinion that the requirements set out below have been met: (i) that the foreign company is able to pay its debts as they fall due and that the merger or consolidation is bona fide and not intended to defraud unsecured creditors of the foreign company; (ii) that in respect of the transfer of any security interest granted by the foreign company to the surviving or consolidated company (a) consent or approval to the transfer has been obtained, released or waived, (b) the transfer is permitted by and has been approved in accordance with the constitutional documents of the foreign company, and (c) the laws of the jurisdiction of the foreign company with respect to the transfer have been or will be complied with; (iii) that the foreign company will, upon the merger or consolidation becoming effective, cease to be incorporated, registered or exist under the laws of the relevant foreign jurisdiction; and (iv) that there is no other reason why it would be against the public interest to permit the merger or consolidation.

Where the above procedures are adopted, the Companies Act provides for a right of dissenting shareholders to be paid a payment of the fair value of his shares upon their dissenting to the merger or consolidation if they follow a prescribed procedure. In essence, that procedure is as follows (a) the shareholder must give his written objection to the merger or consolidation to the constituent company before the vote on the merger or consolidation, including a statement that the shareholder proposes to demand payment for his shares if the merger or consolidation is authorized by the vote; (b) within 20 days following the date on which the merger or consolidation is approved by the shareholders, the constituent company must give written notice to each shareholder who made a written objection; (c) a shareholder must, within 20 days following receipt of such notice from the constituent company, give the constituent company a written notice of his intention to dissent including, among other details, a demand for payment of the fair value of his shares; (d) within seven days following the date of the expiration of the period set out in paragraph (b) above or seven days following the date on which the plan of merger or consolidation is filed, whichever is later, the constituent company, the surviving company or the consolidated company must make a written offer to each dissenting shareholder to purchase his shares at a price that the company determines is the fair value and if the company and the shareholder agree the price within 30 days following the date on which the offer was made, the company must pay the shareholder such amount; and (e) if the company and the shareholder fail to agree a price within such 30 day period, within 20 days following the date on which such 30 day period expires, the company (and any dissenting shareholder) must file a petition with the Cayman Islands Grand Court to determine the fair value and such petition must be accompanied by a list of the names and addresses of the dissenting shareholders with whom agreements as to the fair value of their shares have not been reached by the company. At the hearing of that petition, the Grand Court of the Cayman Islands has the power to determine the fair value of the shares together with a fair rate of interest, if any, to be paid by the company upon the amount determined to be the fair value. Any dissenting shareholder whose name appears on the list filed by the company may participate fully in all proceedings until the determination of fair value is reached. These rights of a dissenting shareholder are not available in certain circumstances, for example, to dissenters holding shares of any class in respect of which an open market exists on a recognized stock exchange or recognized interdealer quotation system at the relevant date or where the consideration for such shares to be contributed are shares of any company listed on a national securities exchange or shares of the surviving or consolidated company.

Moreover, Cayman Islands law has separate statutory provisions that facilitate the reconstruction or amalgamation of companies in certain circumstances, schemes of arrangement will generally be more suited for complex mergers or other transactions involving widely held companies, commonly referred to in the Cayman Islands as a “scheme of arrangement” which may be tantamount to a merger. In the event that a merger was sought pursuant to a scheme of arrangement (the procedures for which are more rigorous and take longer to complete than the procedures typically required to consummate a merger in the United States), the arrangement in question must be approved by (i) seventy-five per cent (75%) in value of shareholders or class of shareholders, as the case may be, or (ii) a majority in number representing seventy-five per cent (75%) in value of creditors or class of creditors, as the case may be, that are present and voting either in person or by proxy at a meeting, or meeting summoned for that purpose. The convening of the meetings and subsequently the terms of the arrangement must be sanctioned by the Grand Court of the Cayman Islands. While a dissenting shareholder would have the right to express to the court the view that the transaction should not be approved, the court can be expected to approve the arrangement if it satisfies itself that:

■	we are not proposing to act illegally or beyond the scope of our corporate authority and the statutory provisions as to majority vote have been complied with;

■	the shareholders have been fairly represented at the meeting in question;

■	the arrangement is such as a businessman would reasonably approve; and

■	the arrangement is not one that would more properly be sanctioned under some other provision of the Companies Act or that would amount to a “fraud on the minority.”

If a scheme of arrangement or takeover offer (as described below) is approved, any dissenting shareholder would have no rights comparable to appraisal rights (providing rights to receive payment in cash for the judicially determined value of the shares), which would otherwise ordinarily be available to dissenting shareholders of United States corporations.

Squeeze-out Provisions. When a takeover offer is made and accepted by holders of 90% of the shares to whom the offer relates is made within four months, the offeror may, within a two-month period, require the holders of the remaining shares to transfer such shares on the terms of the offer. An objection can be made to the Grand Court of the Cayman Islands but this is unlikely to succeed unless there is evidence of fraud, bad faith, collusion or inequitable treatment of the shareholders.

Further, transactions similar to a merger, reconstruction and/or an amalgamation may in some circumstances be achieved through means other than these statutory provisions, such as a share capital exchange, asset acquisition or control, or through contractual arrangements, of an operating business.

Shareholders’ Suits

In principle, we will normally be the proper plaintiff to sue for a wrong done to us as a company and as a general rule, a derivative action may not be brought by a minority shareholder. However, based on English law authorities, which would in all likelihood be of persuasive authority in the Cayman Islands, the Cayman Islands courts can be expected to follow and apply the common law principles (namely the rule in Foss v. Harbottle and the exceptions thereto) so that a non-controlling shareholder may be permitted to commence a class action against or derivative actions in the name of the company to challenge:

■	an act which is illegal or ultra vires with respect to the company and is therefore incapable of ratification by the shareholders;

■	an act which, although not ultra vires, requires authorization by a qualified (or special) majority (that is, more than a simple majority) which has not been obtained; and

■	an act which constitutes a “fraud on the minority” where the wrongdoers are themselves in control of the company.

Enforcement of Civil Liabilities

Cayman Islands

The Cayman Islands has a different body of securities laws as compared to the United States and provides less protection to investors. Additionally, Cayman Islands companies may not have standing to sue before the Federal courts of the United States.

We have been advised by our Cayman Islands legal counsel that there is uncertainty as to whether the courts of the Cayman Islands would (i) recognize or enforce against us judgments of courts of the United States based on certain civil liability provisions of U.S. securities laws; and (ii) entertain original actions brought in each respective jurisdiction against us, our sponsor or our directors or officers predicated upon the securities laws of the United States or any state in the United States.

We have also been advised by our Cayman Islands legal counsel that, although there is no statutory enforcement in the Cayman Islands of judgments obtained in the United States, the courts of the Cayman Islands will in certain circumstances recognize and enforce a foreign judgment, without any re-examination or re-litigation of matters adjudicated upon, provided such judgment:

(a)	is given by a foreign court of competent jurisdiction;

(b)	imposes on the judgment debtor a liability to pay a liquidated sum for which the judgment has been given;

(c)	is final and conclusive;

(d)	is not in respect of taxes, a fine or a penalty;

(e)	was not obtained by fraud; and

(f)	is not of a kind the enforcement of which is contrary to natural justice or the public policy of the Cayman Islands.

Subject to the above limitations, in appropriate circumstances, a Cayman Islands court may give effect in the Cayman Islands to other kinds of final foreign judgments such as declaratory orders, orders for performance of contracts and injunctions.

Special Considerations for Exempted Companies

We are an exempted company with limited liability (meaning our public shareholders have no liability, as members of the Company, for liabilities of the Company over and above the amount paid for their shares) under the Companies Act. The Companies Act distinguishes between ordinary resident companies and exempted companies. Any company that is registered in the Cayman Islands but conducts business mainly outside of the Cayman Islands may apply to be registered as an exempted company. The requirements for an exempted company are essentially the same as for an ordinary company except for the exemptions and privileges listed below:

■	annual reporting requirements are minimal and consist mainly of a statement that the company has conducted its operations mainly outside of the Cayman Islands and has complied with the provisions of the Companies Act;

■	an exempted company’s register of members is not open to inspection;

■	an exempted company does not have to hold an annual general meeting;

■	an exempted company may issue negotiable or bearer shares or shares with no par value;

■	an exempted company may obtain an undertaking against the imposition of any future taxation (such undertakings are usually given for 20 years in the first instance);

■	an exempted company may register by way of continuation in another jurisdiction and be deregistered in the Cayman Islands;

■	an exempted company may register as a limited duration company; and

■	an exempted company may register as a segregated portfolio company.

Amended and Restated Memorandum and Articles of Association

The Business Combination Article of our amended and restated memorandum and articles of association will contain provisions designed to provide certain rights and protections relating to this offering that will apply to us until the completion of our initial business combination. These provisions cannot be amended without a special resolution. As a matter of Cayman Islands law, a resolution is deemed to be a special resolution where it has been approved by either (i) at least two-thirds (or any higher threshold specified in a company’s articles of association) of the votes of a company’s shareholders who, being entitled to do so, attend and vote at a general meeting for which notice specifying the intention to propose the resolution as a special resolution has been given; or (ii) if so authorized by a company’s articles of association, by a unanimous written resolution of all of the Company’s shareholders. Our amended and restated memorandum and articles of association will provide that any special resolutions require approval by at least two-thirds of the votes of our shareholders (i.e., the lowest threshold permissible under Cayman Islands law), or by a unanimous written resolution of all of our shareholders.

Our initial shareholders, who will collectively beneficially own approximately 20% of our ordinary shares upon closing of this offering (excluding the placement units and the underlying securities and assuming they do not purchase any units in this offering), will participate in any vote to amend our amended and restated memorandum and articles of association and will have the discretion to vote in any manner they choose. Specifically, our amended and restated memorandum and articles of association will provide, among other things, that:

■	if we are unable to complete our initial business combination within the period to consummate the initial business combination, we will (i) cease all operations except for the purpose of winding up, (ii) as promptly as reasonably possible but no more than ten business days thereafter, redeem the public shares, at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the trust account, including interest earned on the funds held in the trust account (less taxes payable and up to $100,000 of interest income to pay dissolution expenses), divided by the number of then outstanding public shares, which redemption will completely extinguish public shareholders’ rights as shareholders (including the right to receive further liquidating distributions, if any) and (iii) as promptly as reasonably possible following such redemption, subject to the approval of our remaining shareholders and our board of directors, liquidate and dissolve, subject in the case of clauses (ii) and (iii) to our obligations under Cayman Islands law to provide for claims of creditors and in all cases subject to the other requirements of applicable law;

■	prior to our initial business combination, we may not issue additional securities that would entitle the holders thereof to (i) receive funds from the trust account or (ii) vote on our initial business combination;

■	although we do not intend to enter into a business combination with a target business that is affiliated with our sponsor, our directors or our officers, we are not prohibited from doing so. In the event we enter into such a transaction, we, or a committee of independent directors, will obtain an opinion from an independent investment banking firm or a valuation or appraisal firm that such a business combination is fair to our company from a financial point of view;

■	if a shareholder vote on our initial business combination is not required by law and we do not decide to hold a shareholder vote for business or other legal reasons, we will offer to redeem our public shares pursuant to Rule 13e-4 and Regulation 14E of the Exchange Act, and will file tender offer documents with the SEC prior to completing our initial business combination which contain substantially the same financial and other information about our initial business combination and the redemption rights as is required under Regulation 14A of the Exchange Act;

■	if our shareholders approve an amendment to our amended and restated memorandum and articles of association (A) to modify the substance or timing of our obligation to allow redemption in connection with our initial business combination or to redeem 100% of our public shares if we do not complete our initial business combination within the period to consummate the initial business combination or (B) with respect to any other material provisions relating to shareholders’ rights or pre-initial business combination activity, we will provide our public shareholders with the opportunity to redeem all or a portion of their ordinary shares upon such approval at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the trust account, including interest earned on the funds held in the trust account and not previously released to us to pay our taxes, divided by the number of then outstanding public shares, subject to the limitations and on the conditions described herein; and

■	we will not effectuate our initial business combination solely with another blank check company or a similar company with nominal operations.

The Companies Act permits a company incorporated in the Cayman Islands to amend its memorandum and articles of association with the approval of a special resolution. A company’s articles of association may specify that the approval of a higher majority is required but, provided the approval of the required majority is obtained, any Cayman Islands exempted company may amend its memorandum and articles of association regardless of whether its memorandum and articles of association provides otherwise. Accordingly, although we could amend any of the provisions relating to our proposed offering, structure and business plan which are contained in our amended and restated memorandum and articles of association, we view all of these provisions as binding obligations to our shareholders and neither we, nor our officers or directors, will take any action to amend or waive any of these provisions unless we provide dissenting public shareholders with the opportunity to redeem their public shares.

Anti-Money Laundering - Cayman Islands

In order to comply with legislation or regulations aimed at the prevention of money laundering, we are required to adopt and maintain anti-money laundering procedures, and may require subscribers to provide evidence to verify their identity and source of funds. Where permitted, and subject to certain conditions, we may also delegate the maintenance of our anti-money laundering procedures (including the acquisition of due diligence information) to a suitable person.

We reserve the right to request such information as is necessary to verify the identity of a subscriber. In some cases, the directors may be satisfied that no further information is required since an exemption applies under the Anti-Money Laundering Regulations (Revised) of the Cayman Islands, as amended and revised from time to time (the “Regulations”). Depending on the circumstances of each application, a detailed verification of identity might not be required where:

●	the subscriber makes the payment for their investment from an account held in the subscriber’s name at a recognized financial institution; or

●	the subscriber is regulated by a recognized regulatory authority and is based or incorporated in, or formed under the law of, a recognized jurisdiction; or

●	the application is made through an intermediary which is regulated by a recognized regulatory authority and is based in or incorporated in, or formed under the law of a recognized jurisdiction and an assurance is provided in relation to the procedures undertaken on the underlying investors.

For the purposes of these exceptions, recognition of a financial institution, regulatory authority, or jurisdiction will be determined in accordance with the Regulations by reference to those jurisdictions recognized by the Cayman Islands Monetary Authority as having equivalent anti-money laundering regulations.

In the event of delay or failure on the part of the subscriber in producing any information required for verification purposes, we may refuse to accept the application, in which case any funds received will be returned without interest to the account from which they were originally debited.

We also reserve the right to refuse to make any payment to a shareholder if our directors or officers suspect or are advised that the payment to such shareholder might result in a breach of applicable anti-money laundering or other laws or regulations by any person in any relevant jurisdiction, or if such refusal is considered necessary or appropriate to ensure our compliance with any such laws or regulations in any applicable jurisdiction.

If any person resident in the Cayman Islands knows or suspects or has reasonable grounds for knowing or suspecting that another person is engaged in criminal conduct or is involved with terrorism or terrorist property and the information for that knowledge or suspicion came to their attention in the course of business in the regulated sector, or other trade, profession, business or employment, the person will be required to report such knowledge or suspicion to (i) a nominated officer (appointed in accordance with the Proceeds of Crime Act (Revised) of the Cayman Islands) or the Financial Reporting Authority of the Cayman Islands, pursuant to the Proceeds of Crime Act (Revised), if the disclosure relates to criminal conduct or money laundering or (ii) to a police constable or a nominated officer (pursuant to the Terrorism Act (Revised) of the Cayman Islands) or the Financial Reporting Authority, pursuant to the Terrorism Act (Revised), if the disclosure relates to involvement with terrorism or terrorist financing and terrorist property. Such a report shall not be treated as a breach of confidence or of any restriction upon the disclosure of information imposed by any enactment or otherwise.

Cayman Islands Data Protection

Data Protection - Cayman Islands - Privacy Notice

This privacy notice explains the manner in which the Company collects, processes and maintains personal data about investors of the Company pursuant to the Data Protection Act (Revised) of the Cayman Islands, as amended from time to time and any regulations, codes of practice or orders promulgated pursuant thereto (the “DPA”).

The Company is committed to processing personal data in accordance with the DPA. In its use of personal data, the Company will be characterized under the DPA as a ‘data controller,’ whilst certain of the Company’s service providers, affiliates and delegates may act as ‘data processors’ under the DPA. These service providers may process personal information for their own lawful purposes in connection with services provided to the Company.

By virtue of making an investment in the Company, the Company and certain of the Company’s service providers may collect, record, store, transfer and otherwise process personal data by which individuals may be directly or indirectly identified.

Your personal data will be processed fairly and for lawful purposes, including (a) where the processing is necessary for the Company to perform a contract to which you are a party or for taking pre-contractual steps at your request (b) where the processing is necessary for compliance with any legal, tax or regulatory obligation to which the Company is subject or (c) where the processing is for the purposes of legitimate interests pursued by the Company or by a service provider to whom the data are disclosed. As a data controller, we will only use your personal data for the purposes for which we collected it. If we need to use your personal data for an unrelated purpose, we will contact you.

We anticipate that we will share your personal data with the Company’s service providers for the purposes set out in this privacy notice. We may also share relevant personal data where it is lawful to do so and necessary to comply with our contractual obligations or your instructions or where it is necessary or desirable to do so in connection with any regulatory reporting obligations. In exceptional circumstances, we will share your personal data with regulatory, prosecuting and other governmental agencies or departments, and parties to litigation (whether pending or threatened), in any country or territory including to any other person where we have a public or legal duty to do so (e.g. to assist with detecting and preventing fraud, tax evasion and financial crime or compliance with a court order).

Your personal data shall not be held by the Company for longer than necessary with regard to the purposes of the data processing. We will not sell your personal data. Any transfer of personal data outside of the Cayman Islands shall be in accordance with the requirements of the DPA. Where necessary, we will ensure that separate and appropriate legal agreements are put in place with the recipient of that data. The Company will only transfer personal data in accordance with the requirements of the DPA, and will apply appropriate technical and organizational information security measures designed to protect against unauthorized or unlawful processing of the personal data and against the accidental loss, destruction or damage to the personal data.

If you are a natural person, this will affect you directly. If you are a corporate investor (including, for these purposes, legal arrangements such as trusts or exempted limited partnerships) that provides us with personal data on individuals connected to you for any reason in relation to your investment into the Company, this will be relevant for those individuals and you should inform such individuals of the content.

You have certain rights under the DPA, including (a) the right to be informed as to how we collect and use your personal data (and this privacy notice fulfils the Company’s obligation in this respect) (b) the right to obtain a copy of your personal data (c) the right to require us to stop direct marketing (d) the right to have inaccurate or incomplete personal data corrected (e) the right to withdraw your consent and require us to stop processing or restrict the processing, or not begin the processing of your personal data (f) the right to be notified of a data breach (unless the breach is unlikely to be prejudicial) (g) the right to obtain information as to any countries or territories outside the Cayman Islands to which we, whether directly or indirectly, transfer, intend to transfer or wish to transfer your personal data, general measures we take to ensure the security of personal data and any information available to us as to the source of your personal data (h) the right to complain to the Office of the Ombudsman of the Cayman Islands and (i) the right to require us to delete your personal data in some limited circumstances.

If you consider that your personal data has not been handled correctly, or you are not satisfied with the Company’s responses to any requests you have made regarding the use of your personal data, you have the right to complain to the Cayman Islands’ Ombudsman. The Ombudsman can be contacted by calling +1 (345) 946-6283 or by email at info@ombudsman.ky.

Certain Anti-Takeover Provisions of our Amended and Restated Memorandum and Articles of Association

Subject to our amended and restated memorandum and articles of association, our authorized but unissued ordinary shares are available for future issuances without shareholder approval and could be utilized for a variety of corporate purposes, including future offerings to raise additional capital, acquisitions and employee benefit plans. The existence of authorized but unissued and unreserved ordinary shares could render more difficult or discourage an attempt to obtain control of us by means of a proxy contest, tender offer, merger or otherwise.

Our Amended and Restated Memorandum and Articles of Association

Our amended and restated memorandum and articles of association will contain provisions designed to provide certain requirements and restrictions relating to this offering that will apply to us until the completion of our initial business combination. These provisions cannot be amended without the approval of a special resolution, being a resolution passed by a majority of no less than two-thirds of the votes by shareholders voting in person or by proxy at a duly constituted (quorate) general meeting of the Company. Our initial shareholders and their permitted transferees, if any, who will collectively beneficially own 20% of our outstanding ordinary shares immediately following the completion of this offering (excluding any placement units and assuming our initial shareholders do not purchase any public shares in this offering), will participate in any vote to amend our amended and restated memorandum and articles of association and will have the discretion to vote in any manner they choose. Specifically, our amended and restated memorandum and articles of association will provide, among other things, that:

●	If we have not completed an initial business combination within the period to consummate the initial business combination, we will (i) cease all operations except for the purpose of winding up; (ii) as promptly as reasonably possible but no more than ten business days thereafter, redeem the public shares, at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the trust account, including interest earned on the funds held in the trust account and not previously released to us to pay our taxes, if any (less taxes payable and up to $100,000 of interest income to pay dissolution expenses), divided by the number of the then outstanding public shares, which redemption will completely extinguish public shareholders’ rights as shareholders (including the right to receive further liquidation distributions, if any); and (iii) as promptly as reasonably possible following such redemption, subject to the approval of our remaining shareholders and our board of directors, liquidate and dissolve, subject in each case to our obligations under the Companies Act to provide for claims of creditors and the requirements of other applicable law;

●	Prior to or in connection with our initial business combination, we may not issue additional securities that would entitle the holders thereof to (i) receive funds from the trust account or (ii) vote on our initial business combination or on any other proposal presented to shareholders prior to or in connection with the completion of an initial business combination;

●	Although we do not intend to enter into a business combination with a target business that is affiliated with our sponsor, our directors or our executive officers, we are not prohibited from doing so, and in the event we enter into such a transaction, we, or a committee of independent directors, will obtain an opinion from either an independent investment banking firm that is a member of FINRA or an independent accounting firm that our initial business combination is fair to our company from a financial point of view;

●	Furthermore, in the event that we seek such a business combination, we expect that the independent members of our board of directors would be involved in the process for considering, and approving the transaction;

●	If a shareholder vote on our initial business combination is not required by applicable law or stock exchange rule and we do not decide to hold a shareholder vote for business or other reasons, we will offer to redeem our public shares pursuant to Rule 13e-4 and Regulation 14E of the Exchange Act, and will file tender offer documents with the SEC prior to completing our initial business combination which contain substantially the same financial and other information about our initial business combination and the redemption rights as is required under Regulation 14A of the Exchange Act;

●	In accordance with NYSE rules, our initial business combination must occur with one or more target businesses that together have an aggregate fair market value of at least 80% of the assets held in the trust account (excluding the taxes payable on the income earned on the trust account) at the time of the agreement to enter into the initial business combination. Additionally, pursuant to NYSE rules, any initial business combination must be approved by a majority of our independent directors.;

●	If our shareholders approve an amendment to our amended and restated memorandum and articles of association that would affect the substance or timing of our obligation to allow redemption in connection with our initial business combination or to redeem 100% of our public shares if we do not complete an initial business combination within the period to consummate the initial business combination, or with respect to any other provisions relating to shareholders’ rights or pre-initial business combination activity, we will provide our public shareholders with the opportunity to redeem all or a portion of their ordinary shares upon such approval at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the trust account, including interest earned on the funds held in the trust account and not previously released to us to pay our taxes, if any (less taxes payable) divided by the number of the then outstanding public shares, subject to the limitations described herein; and

●	We will not effectuate our initial business combination with another blank check company or a similar company with nominal operations.

Advance notice requirements for shareholder proposals and director nominations

Our amended and restated memorandum and articles of association will provide that our shareholders who are seeking to bring business before our annual meeting of shareholders, or to nominate candidates for election as directors at our annual meeting of shareholders, must provide timely notice of their intent in writing. To be timely, a shareholder’s notice will need to be received by the company secretary at our principal executive offices not later than the close of business on the 90th day nor earlier than the opening of business on the 120th day prior to the anniversary date of the immediately preceding annual meeting of shareholders. Pursuant to Rule 14a-8 of the Exchange Act, proposals seeking inclusion in our annual proxy statement must comply with the notice periods contained therein. Our amended and restated memorandum and articles of association will provide also specify certain requirements as to the form and content of a shareholders’ meeting. These provisions may preclude our shareholders from bringing matters before our annual meeting of shareholders or from making nominations for directors at our annual meeting of shareholders.

Board of directors

Our amended and restated memorandum and articles of association will provide that our directors shall hold office until the expiration of their respective terms of office and until their successors shall have been elected and qualified. A director elected to fill a vacancy resulting from the death, resignation or removal of a director shall serve for the remainder of the full term of the director whose death, resignation or removal shall have created such vacancy and until his successor shall have been elected and qualified. The directors shall also have power at any time to appoint any person who is willing to act as a director, either to fill a vacancy or as an additional director.

Securities Eligible for Future Sale

Immediately after the consummation of this offering (assuming no exercise of the underwriter’s over-allotment option) we will have 12,819,700 ordinary shares (or 14,709,700 ordinary shares if the underwriters’ over-allotment option is exercised in full) issued and outstanding.

Of these shares, the ordinary shares sold in this offering (10,000,000 ordinary shares if the underwriters’ over-allotment option is not exercised and 11,500,000 ordinary shares if the underwriters’ over-allotment option is exercised in full) will be freely tradable without restriction or further registration under the Securities Act, except for any ordinary shares purchased by one of our affiliates within the meaning of Rule 144 under the Securities Act.

Certain of these shares are restricted securities under Rule 144 and will be subject to registration rights, as more fully described below under “— Registration Rights.” These shares include:

(i)	all of the issued and outstanding founder shares (2,500,002 founder shares if the underwriters’ over-allotment option is not exercised and up to 2,875,002 founder shares if the underwriters’ over-allotment option is exercised in full);

(ii)	219,700 placement units; and

(iii)	all of the representative shares (100,000 shares if the underwriters’ over-allotment option is not exercised and 115,000 shares if the underwriters’ over-allotment option is exercised in full) to be paid as compensation to the underwriter at the closing of this offering.

Rule 144

Pursuant to Rule 144, a person who has beneficially owned restricted shares for at least six months would be entitled to sell their securities provided that (i) such person is not deemed to have been one of our affiliates at the time of, or at any time during the three months preceding, a sale and (ii) we are subject to the Exchange Act periodic reporting requirements for at least three months before the sale and have filed all required reports under Section 13 or 15(d) of the Exchange Act during the 12 months (or such shorter period as we were required to file reports) preceding the sale.

Persons who have beneficially owned restricted shares for at least six months but who are our affiliates at the time of, or at any time during the three months preceding, a sale, would be subject to additional restrictions, by which such person would be entitled to sell within any three-month period only a number of securities that does not exceed the greater of:

●	1% of the total number of ordinary shares then outstanding, which will equal 128,197 shares immediately after this offering (or 147,097 if the underwriters exercise their over-allotment option in full); or

●	the average weekly reported trading volume of ordinary shares during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale.

Sales by our affiliates under Rule 144 are also limited by manner of sale provisions and notice requirements and to the availability of current public information about us.

Restrictions on the Use of Rule 144 by Shell Companies or Former Shell Companies

Rule 144 is not available for the resale of securities initially issued by shell companies (other than business combination related shell companies) or issuers that have been at any time previously a shell company. However, Rule 144 also includes an important exception to this prohibition if the following conditions are met:

●	the issuer of the securities that was formerly a shell company has ceased to be a shell company;

●	the issuer of the securities is subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act; and

●	the issuer of the securities has filed all Exchange Act reports and material required to be filed, as applicable, during the preceding 12 months (or such shorter period that the issuer was required to file such reports and materials), other than Form 8-K reports; and at least one year has elapsed from the time that the issuer filed current Form 10 type information with the SEC reflecting its status as an entity that is not a shell company.

As a result, our initial shareholders will be able to sell their founder shares and placement units (including component securities contained therein), as applicable, pursuant to Rule 144 without registration one year after we have completed our initial business combination.

Registration Rights

The holders of the founder shares, placement units (including securities contained therein), units (including securities contained therein) that may be issued upon conversion of working capital loans, any ordinary shares issuable upon the exercise of the placement rights any ordinary shares and rights (and underlying ordinary shares) that may be issued upon conversion of the units issued as part of the working capital loans will be entitled to registration rights pursuant to a registration rights agreement to be signed prior to or on the effective date of the registration statement of which this prospectus forms a part, requiring us to register such securities for resale. The holders of these securities are entitled to make up to two demands, excluding short form demands, that we register such securities. In addition, the holders have certain “piggy-back” registration rights with respect to registration statements filed subsequent to our completion of our initial business combination and rights to require us to register for resale such securities pursuant to Rule 415 under the Securities Act. Notwithstanding the foregoing, the underwriters may not exercise their demand and “piggyback” registration rights after five (5) and seven (7) years after the effective date of the registration statement of which this prospectus forms a part and may not exercise their demand rights on more than one occasion. We will bear the expenses incurred in connection with the filing of any such registration statements.

However, the registration rights agreement provides that we will not permit any registration statement filed under the Securities Act to become effective until termination of the applicable lockup period, which occurs (i) in the case of the founder shares, as described in the following paragraph, and (ii) in the case of the placement rights, 30 days after the completion of our initial business combination. The registration rights agreement does not contain liquidated damages or other cash settlement provisions resulting from delays in registering our securities. We will bear the expenses incurred in connection with the filing of any such registration statements.

Except as described herein, our sponsor, officers and directors have agreed not to transfer, assign or sell any of their founder shares until the earlier to occur of (a) 180 days after the completion of our initial business combination and (b) upon completion of our initial business combination, (x) if the last reported sale price of our ordinary shares equals or exceeds $12.00 per unit (as adjusted for share subdivisions, share capitalizations, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period commencing at least 150 days after our initial business combination or (y) the date on which we complete a liquidation, merger, share exchange, reorganization or other similar transaction after our initial business combination that results in all of our shareholders having the right to exchange their ordinary shares for cash, securities or other property.

Listing of Securities

We intend to apply to have our public shares, units and rights listed on NYSE under the symbols [“AIST,” “AISTU,” and “AISTR.”] We expect that our public units will be listed on NYSE on or promptly after the date of this prospectus. We cannot guarantee that our public shares, units or rights will be approved for listing on NYSE.

TAXATION

The following summary of certain Cayman Islands and United States federal income tax consequences of an investment in our units, each consisting of one ordinary share and one right, which we refer to collectively as our securities, is based upon laws and relevant interpretations thereof in effect as of the date of this prospectus, all of which are subject to change. This summary does not deal with all possible tax consequences relating to an investment in our ordinary shares and rights, such as the tax consequences under state, local and other tax laws.

Prospective investors should consult their advisors on the possible tax consequences of investing in our securities under the laws of their country of citizenship, residence or domicile.

Cayman Islands Tax Considerations

The following is a discussion on certain Cayman Islands income tax consequences of an investment in the securities of the Company. The discussion is a general summary of present law, which is subject to prospective and retroactive change. It is not intended as tax advice, does not consider any investor’s particular circumstances, and does not consider tax consequences other than those arising under Cayman Islands law.

Under Existing Cayman Islands Laws:

Payments of dividends and capital in respect of our securities will not be subject to taxation in the Cayman Islands and no withholding will be required on the payment of a dividend or capital to any holder of the securities nor will gains derived from the disposal of the securities be subject to Cayman Islands income or corporate tax. The Cayman Islands currently has no income, corporate or capital gains tax and no estate duty, inheritance tax or gift tax.

No stamp duty is payable in respect of the issue of the rights. An instrument of transfer in respect of a right is stampable if executed in or brought into the Cayman Islands.

No stamp duty is payable in respect of the issue of our ordinary shares or on an instrument of transfer in respect of such shares provided that they are executed and remain outside the Cayman Islands and except those companies which hold interests in land in the Cayman Islands.

United States Federal Income Taxation

General

The following brief discussion summarizes certain United States federal income tax considerations generally applicable to the acquisition, ownership and disposition of our units (each consisting of one ordinary share and one right entitling the holder thereof to receive one-eighth (1/8) of one ordinary share of upon consummation of our initial business combination) that are purchased in this offering, which we refer to collectively as our securities, by U.S. Holders (as defined below) and Non-U.S. Holders (as defined below). Because the components of a unit are generally separable at the option of the holder, the holder of a unit generally should be treated, for United States federal income tax purposes, as the owner of the underlying ordinary share and rights components of the unit. As a result, the discussion below with respect to holders of ordinary shares and rights should also apply to holders of units (as the deemed owners of the underlying ordinary shares that constitute the units).

This brief discussion is limited to certain United States federal income tax considerations to beneficial owners of our securities who are initial purchasers of a unit pursuant to this offering and hold the unit and each component of the unit as a capital asset under the U.S. Internal Revenue Code of 1986, as amended (the “Code”). This brief discussion assumes that the ordinary shares and rights will trade separately and that any distributions made (or deemed made) by us on our ordinary shares and any consideration received (or deemed received) by a holder in consideration for the sale or other disposition of our securities will be in U.S. dollars. This discussion is a summary only and does not consider all aspects of United States federal income taxation that may be relevant to the acquisition, ownership and disposition of a unit by a prospective investor in light of its particular circumstances, including:

●	our founders, the sponsor, officers or directors or holders of our private placement rights;

●	financial institutions or financial services entities;

●	broker-dealers;

●	taxpayers that are subject to the mark-to-market tax accounting rules;

●	S corporations;

●	tax-exempt entities;

●	governments or agencies or instrumentalities thereof;

●	insurance companies;

●	regulated investment companies;

●	real estate investment trusts;

●	expatriates or former long-term residents of the United States;

●	persons that actually or constructively own ten percent or more of our voting shares or ten percent or more of the total value of our shares;

●	persons that acquired our securities pursuant to an exercise of employee share options, in connection with employee share incentive plans or otherwise as compensation or in connection with services;

●	persons that hold our securities as part of a straddle, constructive sale, hedging, conversion or other integrated or similar transaction;

●	persons required to accelerate the recognition of any item of gross income with respect to ordinary shares or rights as a result of such income being recognized on an applicable financial statement;

●	U.S. Holders whose functional currency is not the U.S. dollar;

●	controlled foreign corporations; or

●	passive foreign investment companies (PFICs).

Moreover, the brief discussion below is based upon the provisions of the Code, the Treasury regulations promulgated thereunder and administrative and judicial interpretations thereof, all as of the date hereof, and such provisions may be repealed, revoked, modified or subject to differing interpretations, possibly on a retroactive basis, so as to result in United States federal income tax consequences different from those discussed below. Furthermore, this discussion does not address any aspect of United States federal non-income tax laws, such as alternative minimum gift, estate or Medicare contribution tax laws, or state, local or non-U.S. tax laws.

We have not sought, and will not seek, a ruling from the Internal Revenue Service (IRS) as to any United States federal income tax consequence described herein. The IRS may disagree with the discussion herein, and its determination may be upheld by a court. Moreover, there can be no assurance that future legislation, regulations, administrative rulings or court decisions will not change the accuracy of the statements in this discussion.

As used herein, the term “U.S. Holder” means a beneficial owner of units, ordinary shares or rights who or that is for United States federal income tax purposes: (i) an individual citizen or resident of the United States, (ii) a corporation (or other entity treated as a corporation for United States federal income tax purposes) that is created or organized (or treated as created or organized) in or under the laws of the United States, any state thereof or the District of Columbia, (iii) an estate the income of which is subject to United States federal income taxation regardless of its source or (iv) a trust if (A) a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust, or (B) it has in effect a valid election to be treated as a U.S. person.

This brief discussion does not consider the tax treatment of partnerships or arrangements treated as partnerships or other pass-through entities or persons who hold our securities through such entities. If a partnership (or other entity or arrangement classified as a partnership for United States federal income tax purposes) is the beneficial owner of our securities, the United States federal income tax treatment of a partner in the partnership generally will depend on the status of the partner and the activities of the partnership. Partnerships holding our securities and partners in such partnerships are urged to consult their own tax advisors.

THIS BRIEF DISCUSSION IS ONLY A SUMMARY OF CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS ASSOCIATED WITH THE ACQUISITION, OWNERSHIP AND DISPOSITION OF OUR SECURITIES. THE UNITED STATES FEDERAL INCOME TAX TREATMENT OF THE PROSPECTIVE INVESTOR IN OUR SECURITIES MAY BE AFFECTED BY MATTERS NOT DISCUSSED HEREIN AND DEPENDS IN SOME INSTANCES ON DETERMINATION OF FACT AND INTERPRETATIONS OF COMPLEX PROVISIONS OF UNITED STATES FEDERAL INCOME TAX LAW FOR WHICH NO CLEAR PRECEDENT OR AUTHORITY MAY BE AVAILABLE. EACH PROSPECTIVE INVESTOR IN OUR SECURITIES IS URGED TO CONSULT ITS OWN TAX ADVISOR WITH RESPECT TO THE PARTICULAR TAX CONSEQUENCES TO SUCH INVESTOR OF THE ACQUISITION, OWNERSHIP AND DISPOSITION OF OUR SECURITIES, INCLUDING THE APPLICABILITY AND EFFECT OF ANY UNITED STATES FEDERAL STATE, LOCAL, AND NON-U.S. TAX LAWS AS WELL AS UNDER ANY APPLICABLE TAX TREATY.

Allocation of Purchase Price and Characterization of a Unit

No statutory, administrative or judicial authority directly addresses the treatment of a unit or instruments similar to a unit for United States federal income tax purposes, and therefore, that treatment is not entirely clear. The acquisition of a unit should be treated for United States federal income tax purposes as the acquisition of one share of our ordinary shares and one right entitling the holder thereof to receive one-eighth (1/8) of ordinary share upon consummation of our initial business combination, subject to adjustment as described in this prospectus. We intend to treat the acquisition of a unit in this manner and, by purchasing a unit, you must adopt such treatment for United States federal income tax purposes. For United States federal income and other applicable tax purposes, each holder of a unit must allocate the purchase price paid by such holder for such unit between the one ordinary share and one right based on the relative fair market value of each at the time of issuance. Under United States federal income tax law, each investor must make its own determination of such value based on all the facts and circumstances. Therefore, we strongly urge each investor to consult its tax advisor regarding the determination of value for these purposes. The price allocated to each ordinary share should be the shareholder’s tax basis in such share or right. Any disposition of a unit should be treated for United States federal income tax purposes as a disposition of the ordinary share or right comprising the unit, and the amount realized on the disposition should be allocated between the ordinary share or right based on their relative fair market values at the time of disposition (as determined by each such unit holder based on all the facts and circumstances). Neither the separation of the ordinary shares nor the one right entitling the holder thereof to receive one-eighth (1/8) of one ordinary share of upon consummation of our initial business combination should result in a taxable event for United States federal income tax purposes.

The foregoing treatment of the units, ordinary shares and rights and a holder’s purchase price allocation are not binding on the IRS or the courts. Because there are no authorities that directly address instruments that are similar to the units, no assurance can be given that the IRS or the courts will agree with the characterization described above or the discussion below. Accordingly, each prospective investor is urged to consult its tax advisors regarding the tax consequences of an investment in a unit (including alternative characterizations of a unit). The balance of this discussion assumes that the characterization of the units described above is respected for United States federal income tax purposes.

U.S. Holders

Taxation of Distributions

Subject to the Passive Foreign Investment Company (PFIC) rules discussed below, a U.S. Holder generally will be required to include in gross income as dividends in the year actually or constructively received by the U.S. Holder the amount of any distribution of cash or other property (other than certain distributions of the company’s shares to acquire the company’s shares) paid on our ordinary shares to the extent the distribution is paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). Such dividends paid by us will be taxable to a corporate U.S. Holder at regular rates and will not be eligible for the dividends-received deduction generally allowed to domestic corporations in respect of dividends received from other domestic corporations. Distributions in excess of such earnings and profits generally will be applied against and reduce the U.S. Holder’s basis in its ordinary shares (but not below zero) and, to the extent in excess of such basis, will be treated as gain from the sale or exchange of such ordinary shares (the treatment of which is described under “—Gain or Loss on Sale, Taxable Exchange or Other Taxable Disposition of Ordinary Shares and Rights” below). In the event that we do not maintain calculations of our earnings and profits under U.S. federal income tax principles, a U.S. Holder should expect that all distributions will be reported as dividends for U.S. federal income tax purposes.

With respect to non-corporate U.S. Holders, under tax laws currently in effect and subject to certain exceptions (including, but not limited to, dividends treated as investment income for purposes of investment interest deduction limitations), dividends generally will be taxed at the lower applicable long-term capital gains rate (see “—Gain or Loss on Sale, Taxable Exchange or Other Taxable Disposition of Ordinary Shares and Rights” below) only if (i) our ordinary shares are readily tradable on an established securities market in the United States, (ii) the company is not treated as a PFIC for the taxable year in which the dividend was paid or in the preceding taxable year and (iii) certain other requirements are met (including with respect to holding period). Under U.S. Internal Revenue Service authority, Ordinary Shares are considered for purpose of clause (1) above to be readily tradable on an established securities market in the United States if they are listed on NYSE. It is unclear, however, whether certain redemption rights described in this prospectus may suspend the running of the applicable holding period for this purpose. U.S. Holders are urged to consult their tax advisors regarding the availability of such lower rate for any dividends paid with respect to our ordinary shares.

Dividends will constitute foreign source income for foreign tax credit limitation purposes. If the dividends are taxed as qualified dividend income (as discussed above), the amount of the dividend taken into account for purposes of calculating the foreign tax credit limitation will be limited to the gross amount of the dividend, multiplied by the reduced rate divided by the highest rate of tax normally applicable to dividends. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For this purpose, dividends distributed by us with respect to our Ordinary Shares will constitute “passive category income” but could, in the case of certain U.S. Holders, constitute “general category income.”

Gain or Loss on Sale, Taxable Exchange or Other Taxable Disposition of Ordinary Shares and Rights

Subject to the PFIC rules discussed below, a U.S. Holder generally will recognize capital gain or loss on the sale or other taxable disposition of our ordinary shares or rights (including on our dissolution and liquidation if we do not consummate an initial business combination within the required time period). Any such capital gain or loss generally will be long-term capital gain or loss if the U.S. Holder’s holding period for such ordinary shares and rights exceeds one year. It is unclear, however, whether certain redemption rights described in this prospectus may suspend the running of the applicable holding period for this purpose. If the running of the holding period is suspended, then non-corporate U.S. Holders may not be able to satisfy the one-year holding period requirement for long-term capital gain treatment, in which case any gain on a sale or taxable disposition of our ordinary shares or rights would be subject to short-term capital gain treatment and would be taxed at ordinary income rates.

The amount of gain or loss recognized on a sale or other taxable disposition generally will be equal to the difference between (i) the amount of cash and the fair market value of any property received in such disposition (or, if the ordinary shares or rights are held as part of units at the time of the disposition, the portion of the amount realized on such disposition that is allocated to the ordinary shares or rights based upon the then fair market values of the ordinary shares and rights included in the units) and (ii) the U.S. Holder’s adjusted tax basis in its ordinary shares or rights so disposed of. A U.S. Holder’s adjusted tax basis in its ordinary shares or rights generally will equal the U.S. Holder’s acquisition cost (that is, the portion of the purchase price of a unit allocated to an ordinary share or one right entitling the holder thereof to receive one-eighth (1/8) of one ordinary share of upon consummation of our initial business combination, as described above under “Allocation of Purchase Price and Characterization of a Unit”) reduced, in the case of an ordinary share by any prior distributions treated as a return of capital. Long-term capital gain realized by a non-corporate U.S. Holder is currently eligible to be taxed at reduced rates. The deduction of capital losses is subject to certain limitations.

Redemption of Ordinary Shares

Subject to the PFIC rules discussed below, in the event that a U.S. Holder’s ordinary shares are redeemed pursuant to the redemption provisions described in this prospectus under “Description of Securities - Ordinary Shares” or if we purchase a U.S. Holder’s ordinary shares in an open market transaction (in either case referred to herein as a “Redemption”), the treatment of the transaction for United States federal income tax purposes will depend on whether the redemption or purchase by us qualifies as a sale or exchange of the ordinary shares under Section 302 of the Code. If the redemption or purchase by us qualifies as a sale or exchange of ordinary shares, the U.S. Holder will be treated as described under “Gain or Loss on Sale, Taxable Exchange or Other Taxable Disposition of Ordinary Shares and Rights” above. If the redemption or purchase by us does not qualify as a sale of ordinary shares, the U.S. Holder will be treated as receiving a corporate distribution with the tax consequences described above under “Taxation of Distributions.” Whether a redemption or purchase by us qualifies for treatment as a sale or exchange will depend largely on the total number of our shares treated as held by the U.S. Holder (including any ordinary shares constructively owned by the U.S. Holder described in the following paragraph) relative to all of our shares outstanding both before and after such redemption or purchase. The redemption or purchase by us of ordinary shares generally will be treated as a sale or exchange of the ordinary shares (rather than as a corporate distribution) if such redemption or purchase by us (i) is “substantially disproportionate” with respect to the U.S. Holder, (ii) results in a “complete termination” of the U.S. Holder’s interest in us or (iii) is “not essentially equivalent to a dividend” with respect to the U.S. Holder. These tests are explained more fully below.

In determining whether any of the foregoing tests are satisfied, a U.S. Holder takes into account not only our shares actually owned by the U.S. Holder, but also our shares that are constructively owned by such holder. A U.S. Holder may constructively own, in addition to shares owned directly, shares owned by certain related individuals and entities in which the U.S. Holder has an interest or that have an interest in such U.S. Holder, as well as any shares the U.S. Holder has a right to acquire by exercise of an option. In order to meet the substantially disproportionate test, the percentage of our issued and outstanding voting shares actually and constructively owned by the U.S. Holder immediately following the redemption or purchase by us of ordinary shares must, among other requirements, be less than 80 percent of the percentage of our issued and outstanding voting shares actually and constructively owned by the U.S. Holder immediately before the redemption or purchase by us. Prior to our initial business combination, the ordinary shares may not be treated as voting shares for this purpose and, consequently, this substantially disproportionate test may not be applicable. There will be a complete termination of a U.S. Holder’s interest if either (i) all of our shares actually and constructively owned by the U.S. Holder are redeemed or (ii) all of our shares actually owned by the U.S. Holder are redeemed and the U.S. Holder is eligible to waive, and effectively waives in accordance with specific rules, the attribution of shares owned by certain family members and the U.S. Holder does not constructively own any other of our shares and otherwise complies with specific conditions. Whether the redemption or purchase by us of the ordinary shares will not be essentially equivalent to a dividend if such redemption or purchase by us results in a “meaningful reduction” of the U.S. Holder’s proportionate interest in us. Whether the redemption or purchase by us is essentially equivalent to a dividend with respect to a U.S. Holder generally will depend on the particular facts and circumstances applicable to the U.S. Holder, but generally will result in a meaningful reduction in a U.S. Holder’s proportionate interest in us will depend on the particular facts and circumstances. However, the IRS has indicated in a published ruling that even a small reduction in the proportionate interest of a small minority shareholder in a publicly held corporation who exercises no control over corporate affairs may constitute such a “meaningful reduction.” A U.S. Holder should consult its own tax advisors as to the tax consequences of a redemption or purchase by us of any ordinary shares.

If none of the foregoing tests are satisfied, then the redemption or purchase by us of any ordinary shares will be treated as a corporate distribution and the tax effects will be as described under “Taxation of Distributions” above. After the application of those rules, any remaining tax basis of the U.S. Holder in the redeemed ordinary shares will be added to the U.S. Holder’s adjusted tax basis in its remaining shares. If there are no remaining shares, a U.S. Holder is urged to consult its tax advisor as to the allocation of any remaining tax basis.

Passive Foreign Investment Company (PFIC) Rules

A non-U.S. corporation will be classified as a PFIC for United States federal income tax purposes if either (i) at least 75% of its gross income in a taxable year, including its pro rata share of the gross income of any corporation in which it is considered to own at least 25% of the shares by value, is passive income or (ii) at least 50% of its assets in a taxable year (ordinarily determined based on fair market value and averaged quarterly over the year), including its pro rata share of the assets of any corporation in which it is considered to own at least 25% of the shares by value, are held for the production of, or produce, passive income. Passive income generally includes dividends, interest, rents and royalties (other than rents or royalties derived from the active conduct of a trade or business) and gains from the disposition of assets giving rise to passive income. Cash generally is considered to be held for the production of passive income and thus is considered a passive asset.

Because we are a blank check company, with no current active operating business, we believe that it is likely that we will meet the PFIC asset or income test for our current taxable year. However, pursuant to a startup exception, a corporation will not be a PFIC for the first taxable year the corporation has gross income (the “startup year”), if (i) no predecessor of the corporation was a PFIC; (ii) the corporation satisfies the IRS that it will not be a PFIC for either of the first two taxable years following the startup year; and (iii) the corporation is not in fact a PFIC for either of those years. The applicability of the startup exception to us will not be known until after the close of our current taxable year and, perhaps, until the end of our two taxable years following our startup year (within the meaning of the startup exception). Further, after the acquisition of a company or assets in a business combination, we may still meet one of the PFIC tests depending on the timing of the acquisition and the amount of our passive income and assets as well as the passive income and assets of the acquired business. If the company that we acquire in a business combination is a PFIC (or we do not complete a business acquisition by the end of the first taxable year after the taxable year of our formation), then we will likely not qualify for the startup exception and will be a PFIC for our current taxable year. Our actual PFIC status for our current taxable year or any subsequent taxable year will not be determinable until after the end of such taxable year (and, in the case of the startup exception to our current taxable year, perhaps not until after the end of our two taxable years following our startup year). Accordingly, there can be no assurance with respect to our status as a PFIC for our current taxable year or any future taxable year.

Although our PFIC status is determined annually, an initial determination that our company is a PFIC will generally apply for subsequent years to a U.S. Holder who held (or is deemed to have held) ordinary shares or rights while we were a PFIC, whether or not we meet the test for PFIC status in those subsequent years. If we are determined to be a PFIC in the case of our ordinary shares, the U.S. Holder did not make either a timely qualified electing fund (“QEF”) election or a mark-to-market election for our first taxable year as a PFIC in which the U.S. Holder held (or was deemed to hold) ordinary shares, as described below, such U.S. Holder generally will be subject to special rules with respect to (i) any gain recognized by the U.S. Holder on the sale or other disposition of its ordinary shares or rights and (ii) any “excess distribution” made to the U.S. Holder (generally, any distributions to such U.S. Holder during a taxable year of the U.S. Holder that are greater than 125% of the average annual distributions received by such U.S. Holder in respect of the ordinary shares during the three preceding taxable years of such U.S. Holder or, if shorter, such U.S. Holder’s holding period for the ordinary shares). The PFIC QEF election or mark-to-market election is not available with respect to the rights, however.

Under these rules:

●	the U.S. Holder’s gain or excess distribution will be allocated ratably over the U.S. Holder’s holding period for the ordinary shares or rights;

●	the amount allocated to the U.S. Holder’s taxable year in which the U.S. Holder recognized the gain or received the excess distribution, or to the period in the U.S. Holder’s holding period before the first day of our first taxable year in which we are a PFIC, will be taxed as ordinary income;

●	the amount allocated to other taxable years (or portions thereof) of the U.S. Holder and included in its holding period will be taxed at the highest tax rate in effect for that year and applicable to the U.S. Holder; and

●	an additional amount equal to the interest charge generally applicable to underpayments of tax will be imposed on the U.S. Holder with respect to the tax attributable to each such other taxable year of the U.S. Holder.

In general, if we are determined to be a PFIC, a U.S. Holder may be able to avoid certain PFIC tax consequences described above in respect to our ordinary shares by making and maintaining a timely and valid QEF election (if eligible to do so) to include in income its pro rata share of our net capital gains (as long-term capital gain) and other earnings and profits (as ordinary income), on a current basis, in each case whether or not distributed, in the taxable year of the U.S. Holder in which or with which our taxable year ends. A U.S. Holder generally may make a separate election to defer the payment of taxes on undistributed income inclusions under the QEF rules, but if deferred, any such taxes will be subject to an interest charge.

Notwithstanding any such QEF election, the adverse tax consequences relating to PFIC shares, adjusted to take into account the current income inclusions resulting from the QEF election, will continue to apply with respect to such newly acquired ordinary shares unless the U.S. Holder makes a purging election under the PFIC rules. Under one type of purging election, the U.S. Holder will be deemed to have sold such shares at their fair market value and any gain recognized on such deemed sale will be treated as an excess distribution, as described above. Under another type of purging election, an electing U.S. Holder will be treated as having received as an excess distribution its ratable share of our earnings and profits determined for U.S. federal income tax purposes. In order for a U.S. Holder to make the second election, we must also be a “controlled foreign corporation” as defined in the Code, and there are no assurances that we will so qualify. U.S. Holders are urged to consult their tax advisors as to the applicability of the rules governing purging elections to their particular circumstances.

The QEF election is made on a shareholder-by-shareholder basis and, once made, can be revoked only with the consent of the IRS. A U.S. Holder generally makes a QEF election by attaching a completed IRS Form 8621 (Information Return by a Shareholder of a Passive Foreign Investment Company or Qualified Electing Fund), including the information provided in a PFIC annual information statement, to a timely filed United States federal income tax return for the tax year to which the election relates. Retroactive QEF elections generally may be made only by filing a protective statement with such return and if certain other conditions are met or with the consent of the IRS. U.S. Holders should consult their tax advisors regarding the availability and tax consequences of a retroactive QEF election under their particular circumstances.

In order to comply with the requirements of a QEF election, a U.S. Holder must receive a PFIC annual information statement from us. If we determine we are a PFIC for any taxable year upon written request, we will endeavor to provide to a U.S. Holder such information as the IRS may require, including a PFIC annual information statement, in order to enable the U.S. Holder to make and maintain a QEF election, but there is no assurance that we will timely provide such required information. There is also no assurance that we will have timely knowledge of our status as a PFIC in the future or of the required information to be provided.

If a U.S. Holder has made a QEF election with respect to our ordinary shares, and the excess distribution rules discussed above do not apply to such shares (because of a timely QEF election for our first taxable year as a PFIC in which the U.S. Holder holds (or is deemed to hold) such shares or a purge of the PFIC taint pursuant to a purging election, as described above), any gain recognized on the sale of our ordinary shares generally will be taxable as capital gain and no additional interest charge will be imposed under the PFIC rules. As discussed above, if we are a PFIC for any taxable year, a U.S. Holder of our ordinary shares that has made a QEF election will be currently taxed on its pro rata share of our earnings and profits, whether or not distributed for such year. A subsequent distribution of such earnings and profits that were previously included in income generally should not be taxable when distributed to such U.S. Holder. The tax basis of a U.S. Holder’s shares in a QEF will be increased by amounts that are included in income, and decreased by amounts distributed but not taxed as dividends, under the above rules. In addition, if we are not a PFIC for any taxable year, such U.S. Holder will not be subject to the QEF inclusion regime with respect to our ordinary shares for such a taxable year.

Alternatively, if a U.S. Holder, at the close of its taxable year, owns shares in a PFIC that are treated as marketable stock, the U.S. Holder may make a mark-to-market election with respect to such shares for such taxable year. If the U.S. Holder makes a valid mark-to-market election for the first taxable year of the U.S. Holder in which the U.S. Holder holds (or is deemed to hold) ordinary shares in us and for which we are determined to be a PFIC, such U.S. Holder generally will not be subject to the PFIC rules described above in respect of its ordinary shares. Instead, in general, the U.S. Holder will include for each of its taxable years as ordinary income the excess, if any, of the fair market value of its ordinary shares at the end of such year over its adjusted basis in its ordinary shares. These amounts of ordinary income would not be eligible for the favorable tax rates applicable to qualified dividend income or long-term capital gains. The U.S. Holder also will recognize an ordinary loss in respect of the excess, if any, of its adjusted basis of its ordinary shares over the fair market value of its ordinary shares at the end of its taxable year (but only to the extent of the net amount of previously included income as a result of the mark-to-market election). The U.S. Holder’s basis in its ordinary shares will be adjusted to reflect any such income or loss amounts, and any further gain recognized on a sale or other taxable disposition of its ordinary shares will be treated as ordinary income.

The mark-to-market election is available only for “marketable stock,” generally, stock that is regularly traded on a national securities exchange that is registered with the Securities and Exchange Commission, including the NYSE (on which we intend to list the ordinary shares), or on a foreign exchange or market that the IRS determines has rules sufficient to ensure that the market price represents a legitimate and sound fair market value. If made, a mark-to-market election would be effective for the taxable year for which the election was made and for all subsequent taxable years unless the ordinary shares ceased to qualify as “marketable stock” for purposes of the PFIC rules or the IRS consented to the revocation of the election. U.S. Holders are urged to consult their own tax advisors regarding the availability and tax consequences of a mark-to-market election in respect to our ordinary shares under their particular circumstances.

If we are a PFIC and, at any time, have a foreign subsidiary that is classified as a PFIC, U.S. Holders generally would be deemed to own a portion of the shares of such lower-tier PFIC, and generally could incur liability for the deferred tax and interest charge described above if we receive a distribution from, or dispose of all or part of our interest in, the lower-tier PFIC or the U.S. Holders otherwise were deemed to have disposed of an interest in the lower-tier PFIC. Upon written request we will endeavor to cause any lower-tier PFIC to provide to a U.S. Holder the information that may be required to make or maintain a QEF election with respect to the lower-tier PFIC. There can be no assurance that we will have timely knowledge of the status of any such lower-tier PFIC. In addition, we may not hold a controlling interest in any such lower-tier PFIC and thus there can be no assurance we will be able to cause the lower-tier PFIC to provide such required information. A mark-to-market election generally would not be available with respect to such lower-tier PFIC. U.S. Holders are urged to consult their tax advisors regarding the tax issues raised by lower-tier PFICs.

A U.S. Holder that owns (or is deemed to own) shares in a PFIC during any taxable year of the U.S. Holder, may have to file an IRS Form 8621 (whether or not a QEF or mark-to-market election is made) and such other information as may be required by the U.S. Treasury Department. Failure to do so, if required, will extend the statute of limitations until such required information is furnished to the IRS.

The rules dealing with PFICs and with the QEF and mark-to-market elections are very complex and are affected by various factors in addition to those described above. Accordingly, U.S. Holders of our ordinary shares or rights should consult their own tax advisors concerning the application of the PFIC rules to our securities under their particular circumstances.

Tax Reporting

Certain U.S. Holders may be required to file an IRS Form 926 (Return by a U.S. Transferor of Property to a Foreign Corporation) to report a transfer of property (including cash) to us. Substantial penalties may be imposed on a U.S. Holder that fails to comply with this reporting requirement, and the period of limitations on assessment and collection of U.S. federal income taxes will be extended in the event of a failure to comply. Furthermore, certain U.S. Holders who are individuals and certain entities will be required to report information with respect to such U.S. Holder’s investment in “specified foreign financial assets” on IRS Form 8938 (Statement of Specified Foreign Financial Assets), subject to certain exceptions. Specified foreign financial assets generally include any financial account maintained with a non-U.S. financial institution and should also include the ordinary shares and rights if they are not held in an account maintained with a U.S. financial institution. Persons who are required to report specified foreign financial assets and fail to do so may be subject to substantial penalties, and the period of limitations on assessment and collection of U.S. federal income taxes will generally be extended in the event of a failure to comply. Potential investors are urged to consult their tax advisors regarding the foreign financial asset and other reporting obligations and their application to an investment in our ordinary shares and rights.

Non-U.S. Holders

This section applies to you if you are a “Non-U.S. Holder.” As used herein, the term “Non-U.S. Holder” means a beneficial owner of our units, ordinary shares or rights (other than a partnership or other entity or arrangement treated as a partnership for U.S. Federal income tax purposes) who or that is for United States federal income tax purposes:

●	a non-resident alien individual (other than certain former citizens and residents of the United States subject to U.S. tax as expatriates);

●	a foreign corporation; or

●	an estate or trust that is not a U.S. Holder;

but generally does not include an individual who is present in the United States for 183 days or more in the taxable year of disposition. If you are such an individual, you should consult your tax advisor regarding the United States federal income tax consequences of the sale or other disposition of our securities.

Dividends (including constructive distributions treated as dividends) paid or deemed paid to a Non-U.S. Holder in respect of our ordinary shares generally will not be subject to United States federal income tax, unless the dividends are effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States (and, if required by an applicable income tax treaty, are attributable to a permanent establishment or fixed base that such Non-U.S. Holder maintains in the United States). In addition, a Non-U.S. Holder generally will not be subject to United States federal income tax on any gain attributable to a sale or other disposition of our ordinary shares or rights unless such gain is effectively connected with its conduct of a trade or business in the United States (and, if required by an applicable income tax treaty, is attributable to a permanent establishment or fixed base that such holder maintains in the United States).

Dividends (including constructive distributions treated as dividends) and gains that are effectively connected with the Non-U.S. Holder’s conduct of a trade or business in the United States (and, if required by an applicable income tax treaty, are attributable to a permanent establishment or fixed base in the United States) generally will be subject to United States federal income tax at the same regular United States federal income tax rates applicable to a comparable U.S. Holder and, in the case of a Non-U.S. Holder that is a corporation for United States federal income tax purposes, also may be subject to an additional branch profits tax at a 30% rate or a lower applicable tax treaty rate.

The characterization for United States federal income tax purposes of the redemption or purchase by us of a Non-U.S. Holder’s ordinary shares will generally correspond to the U.S. federal income tax characterization of such a redemption or purchase by us of a U.S. Holder’s ordinary shares, as described under “-U.S. Holders - Redemption of Ordinary Shares” above, and the consequences of the redemption or purchase by us to the Non-U.S. Holder will be as described in the paragraphs above under the heading “-Non-U.S. Holders” based on such characterization.

Information Reporting and Backup Withholding

Dividend payments with respect to our ordinary shares and proceeds from the sale, exchange or redemption of our ordinary shares may be subject to information reporting to the IRS and possible United States backup withholding. Backup withholding will not apply, however, to a U.S. Holder who furnishes a correct taxpayer identification number and makes other required certifications, or who is otherwise exempt from backup withholding and establishes such exempt status. U.S. Holders who are required to establish their exempt status may be required to provide such certification on IRS Form W-9. A Non-U.S. Holder generally will eliminate the requirement for information reporting and backup withholding by providing certification of its foreign status, under penalties of perjury, on a duly executed applicable IRS Form W-8 or by otherwise establishing an exemption.

Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against a holder’s United States federal income tax liability, and a holder generally may obtain a refund of any excess amounts withheld under the backup withholding rules by timely filing the appropriate claim for refund with the IRS and furnishing any required information. Holders are urged to consult their own tax advisors regarding the application of backup withholding and the availability of and procedure for obtaining an exemption from backup withholding in their particular circumstances.

The U.S. federal income tax brief discussion set forth above is included for general information only and may not be applicable depending upon a holder’s particular situation. Holders are urged to consult their tax advisors with respect to the tax consequences to them of the acquisition, ownership and disposition of our ordinary shares and rights, including the tax consequences under U.S. federal, state and local, estate, non-U.S. and other tax laws and tax treaties and the possible effects of changes in U.S. or other tax laws.

UNDERWRITING

D. Boral Capital LLC is acting as lead underwriter, deal manager and investment banker for this offering. We are offering the public units described in this prospectus through the underwriter named below. We have entered into an underwriting agreement with the underwriter. Subject to the terms and conditions of the underwriting agreement dated the date of this prospectus, the underwriters named below, through the representative, have severally agreed to purchase, and we have agreed to sell to the underwriters, the following respective number of units set forth opposite the underwriter’s name.

Underwriters	Number of Units
D. Boral Capital LLC
Total	10,000,000

The underwriters are committed to purchase all of the public units offered by us, other than those covered by the over-allotment option to purchase additional public units described below, if they purchase any public unit. The obligations of the underwriters may be terminated upon the occurrence of certain events specified in the underwriting agreement. Furthermore, pursuant to the underwriting agreement, the underwriters’ obligations are subject to customary conditions, representations, and warranties contained in the underwriting agreement, such as receipt by the underwriters of officers’ certificates and legal opinions.

We have agreed to indemnify the underwriters against specified liabilities, including liabilities under the Securities Act, and to contribute to payments the underwriters may be required to make in respect thereof. The underwriters are offering the public units subject to prior sale, when, as and if issued to and accepted by them, subject to approval of legal matters by their counsel and other conditions specified in the underwriting agreement. The underwriters reserve the right to withdraw, cancel or modify offers to the public, and to reject orders in whole or in part.

Over-Allotment Option

We have granted the underwriters an over-allotment option. This option, which is exercisable for up to 45 days from the date of this prospectus, permits the underwriters to purchase up to 1,500,000 additional units at the initial public offering price per share, less underwriting discounts and commissions, solely to cover over-allotments, if any. The purchase price to be paid per additional unit shall be equal to the initial public offering price of one unit, less the underwriting discount. If this option is exercised in full, the total price to the public will be $115,000,000 and the total net proceeds, before expenses, to us will be $70,820,000 (which includes the proceeds from the sale of the placement units).

Discounts, Commissions and Reimbursement

The following table shows the per unit and total underwriting discounts and commissions to be paid to the underwriters. Such amounts are shown assuming both no exercise and full exercise of the underwriters’ over-allotment option:

	No Exercise	Full Exercise
Per unit	$0.0752	$0.068
Total(1)(2)	$752,000	$782,000

(1)	Includes (a) $0.0552 per unit if the over-allotment option is not exercised or $0.048 per unit if the over-allotment option is exercised in full, or $552,000 (fixed, whether or not the over-allotment option is exercised in full) in the aggregate, payable to the underwriters in cash at the closing of this offering, and (b) $0.02 per unit, or $200,000 (or $230,000 if the over-allotment option is exercised in full) in the aggregate, payable to the underwriters for deferred underwriting commissions to be placed in a trust account located in the United States as described herein. The deferred commissions will be released to the representative of the underwriters in cash only upon completion of an initial business combination, as described in this prospectus.
(2)	In addition to the compensation in the table above, the Company will issue to D. Boral 100,000 representative shares (or up to 115,000 representative shares if the over-allotment option is exercised in full) at the closing of this offering. The Company further will issue to D. Boral 300,000 shares (or up to 345,000 shares if the over-allotment option is exercised in full) as deferred compensation shares. The deferred compensation shares will be released to the representative of the underwriters in shares only upon completion of an initial business combination, as described in this prospectus.

The underwriters propose to offer the shares to the public at the initial public offering price set forth on the cover of this prospectus. If all of the shares offered by us are not sold at the initial public offering price, the Representative may change the offering price and other selling terms by means of a supplement to this prospectus.

We have also agreed to pay all expenses relating to the offering, including: (a) all filing fees and expenses relating to the registration of the shares with the Commission; (b) all fees and expenses relating to the listing of the shares on NYSE; (c) all fees associated with the review of the offering by FINRA, including legal fees and background checks of our principals; (d) all fees, expenses and disbursements relating to the registration, qualification or exemption of shares offered under “blue sky” securities laws or the securities laws of foreign jurisdictions designated by the Representative, including the reasonable fees and expenses of the Representative’s blue sky counsel; (e) all fees, expenses and disbursements relating to the registration, qualification or exemption of the shares under the securities laws of such foreign jurisdictions; (f) the costs of mailing and printing the offering materials; road show expenses; (g) transfer and/or stamp taxes, if any, payable upon our transfer of the shares to the Representative; and (h) the fees and expenses of our accountants; and (i) actual accountable expenses of the Representative not to exceed $110,000, which amount includes expenses for the Representative’s legal counsel.

We have paid a $25,000 advance to the representative, which shall be applied against the $110,000 cap and actual out-of-pocket-accountable expenses, which will be returned to us to the extent such out-of-pocket accountable expenses are not actually incurred in accordance with FINRA Rule 5110(g)(4)(A).

We estimate that the total expenses of the offering payable by us, excluding the total underwriting discount, and including the above-referenced advance to the Representative, will be approximately $755,000.

We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the underwriters may be required to make because of any of those liabilities.

If we do not complete our initial business combination within the time period required by our amended and restated memorandum and articles of association, the underwriters have agreed that they will forfeit any rights or claims to their deferred compensation shares.

Discretionary Accounts

The underwriters do not intend to confirm sales of the securities offered hereby to any accounts over which they have discretionary authority.

Pricing of the Offering

Prior to this offering, there has been no public market for our securities. Consequently, the initial public offering price for the units was determined by negotiations between us and the underwriters. Among the factors considered in determining the initial public offering price were the history and prospects of companies whose principal business is the acquisition of other companies, prior offerings of those companies, our management, our capital structure, and currently prevailing general conditions in the equity securities markets, including current market valuations of publicly traded companies considered comparable to our company. We cannot assure you, however, that the price at which the units, ordinary shares or rights will sell in the public market after this offering will not be lower than the initial public offering price or that an active trading market in our units, ordinary shares or rights will develop and continue after this offering.

Listing

We intend to apply to list our units on NYSE under the symbol “AISTU.” We cannot guarantee that our securities will be approved for listing on NYSE. We expect that our units will be listed on NYSE on or promptly after the date of this prospectus. We expect that our ordinary shares and rights will be listed under the symbols [“AIST” and “AISTR”] respectively once the ordinary shares or rights begin separate trading.

Representative Shares and Deferred Compensation Shares

We will issue to D. Boral 100,000 representative shares (or up to 115,000 representative shares if the over-allotment option is exercised in full) at the closing of this offering, and such shares will be registered under the registration statement of which this prospectus forms a part. We will also issue to D. Boral 300,000 deferred compensation shares (or up to 345,000 deferred compensation shares if the over-allotment option is exercised in full) upon the closing of an initial business combination of the Company. The representative has agreed not to transfer, assign or sell any such shares until 180 days immediately following the commencement of sales of this offering pursuant to FINRA Rule 5110(e)(1), subject to exceptions pursuant to FINRA Rule 5110(e)(2). In addition, the representative has agreed (i) to waive its redemption rights with respect to such shares in connection with the completion of our initial business combination and (ii) to waive its rights to liquidating distributions from the trust account with respect to such shares if we fail to complete our initial business combination within the period to consummate the initial business combination.

The representative shares and the deferred compensation shares have been deemed compensation by FINRA and are therefore subject to a lock-up for a period of 180 days immediately following the date of commencement of sales of this offering pursuant to FINRA Rule 5110(e)(1). Pursuant to FINRA Rule 5110(e)(1), these securities will not be sold during the offering, or sold, transferred, assigned, pledged, or hypothecated, or be the subject of any hedging, short sale, derivative, put or call transaction that would result in the economic disposition of the securities by any person for a period of 180 days immediately following the commencement of sales of the public offering, subject to exceptions pursuant to FINRA Rule 5110(e)(2).

Right of First Refusal

Subject to certain conditions, we granted the representative, for a period of 15 months after the date of the consummation of our initial business combination, a right of first refusal to act as sole investment banker, sole book runner, and/or sole placement agent, at the representative’s sole discretion, for each and every future public and private equity and debt offering, including all equity linked financings for us or any of our successors or subsidiaries. In accordance with FINRA Rule 5110(g)(6)(A), such right of first refusal shall not have a duration of more than three years from the commencement of sales of this offering or the termination date of the engagement between the representative and us.

Stabilization

In connection with this offering, the underwriters may engage in stabilizing transactions, over-allotment transactions, syndicate-covering transactions, penalty bids, and purchases to cover positions created by short sales.

●	Stabilizing transactions permit bids to purchase securities so long as the stabilizing bids do not exceed a specified maximum and are engaged in for the purpose of preventing or retarding a decline in the market price of the securities while the offering is in progress.

●	Over-allotment transactions involve sales by the underwriters of securities in excess of the number of securities the underwriters are obligated to purchase. This creates a syndicate short position which may be either a covered short position or a naked short position. In a covered short position, the number of securities over-allotted by the underwriters is not greater than the number of securities that they may purchase in the over-allotment option. In a naked short position, the number of securities involved is greater than the number of securities in the over-allotment option. The underwriters may close out any short position by exercising their over-allotment option and/or purchasing securities in the open market.

●	Syndicate covering transactions involve purchases of securities in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of securities to close out the short position, the underwriters will consider, among other things, the price of securities available for purchase in the open market as compared with the price at which they may purchase securities through exercise of the over-allotment option. If the underwriters sell more securities than could be covered by exercise of the over-allotment option and, therefore, have a naked short position, the position can be closed out only by buying securities in the open market. A naked short position is more likely to be created if the underwriters are concerned that after pricing there could be downward pressure on the price of the securities in the open market that could adversely affect investors who purchase in the offering.

●	Penalty bids permit the representative to reclaim a selling concession from a syndicate member when the securities originally sold by that syndicate member are purchased in stabilizing or syndicate covering transactions to cover syndicate short positions.

These stabilizing transactions, over-allotment transactions, syndicate covering transactions, and penalty bids may have the effect of raising or maintaining the market price of our securities or preventing or retarding a decline in the market price of our securities. As a result, the price of our securities in the open market may be higher than it would otherwise be in the absence of these transactions. Neither we nor the underwriters make any representation or prediction as to the effect that the transactions described above may have on the price of our securities. These transactions may be effected on NYSE, in the over-the-counter market or otherwise and, if commenced, may be discontinued at any time.

Passive Market Making

In connection with this offering, underwriters, and selling group members may engage in passive market making transactions in our securities on NYSE in accordance with Rule 103 of Regulation M under the Exchange Act, during a period before the commencement of offers or sales of the shares and extending through the completion of the distribution. A passive market maker must display its bid at a price not in excess of the highest independent bid of that security. However, if all independent bids are lowered below the passive market maker’s bid, then that bid must then be lowered when specified purchase limits are exceeded.

Other

Except as specifically set forth with respect to the right of first refusal, we are not under any contractual obligation to engage any of the underwriters to provide any services for us after this offering, but we may do so at our discretion. However, any of the underwriters may introduce us to potential target businesses, provide financial advisory services to us in connection with a business combination or assist us in raising additional capital in the future, including by acting as a placement agent in a private offering or underwriting or arranging debt financing. If any of the underwriters provide services to us after this offering, we may pay such underwriter fair and reasonable fees that would be determined at that time in an arm’s length negotiation; provided that no agreement will be entered into with any of the underwriters and no fees for such services will be paid to any of the underwriters prior to the date that is 60 days from the date of this prospectus, unless such payment would not be deemed underwriters’ compensation in connection with this offering. We may pay the underwriters of this offering or any entity with which they are affiliated, a finder’s fee or other compensation for services rendered to us in connection with the completion of a business combination. Any fees we may pay the underwriters or their affiliates for services rendered to us after this offering may be contingent on the completion of a business combination and may include non-cash compensation. The underwriters or their affiliates that provide these services to us may have a potential conflict of interest given that the underwriters are entitled to the deferred portion of their underwriting compensation for this offering only if an initial business combination is completed within the specified timeframe.

Some of the underwriters and their affiliates have engaged in, and may in the future engage in, investment banking and other commercial dealings in the ordinary course of business with us or our affiliates, including in connection with acting in an advisory capacity or as a potential financing source in conjunction with our potential acquisition of a company. They have received, or may in the future receive, customary fees and commissions for these transactions.

In addition, in the ordinary course of their business activities, the underwriters and their affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers. Such investments and securities activities may involve securities and/or instruments of ours or our affiliates. The underwriters and their affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or financial instruments and may hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

Selling Restrictions

Other than in the United States, no action has been taken by us or the underwriters that would permit a public offering of the securities offered by this prospectus in any jurisdiction where action for that purpose is required. The securities offered by this prospectus may not be offered or sold, directly or indirectly, nor may this prospectus or any other offering material or advertisements in connection with the offer and sale of any such securities be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of that jurisdiction. Persons into whose possession this prospectus comes are advised to inform themselves about and to observe any restrictions relating to the offering and the distribution of this prospectus. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities offered by this prospectus in any jurisdiction in which such an offer or a solicitation is unlawful.

Notice to Prospective Investors in the European Economic Area and the United Kingdom

In relation to each member state of the European Economic Area and the United Kingdom (each, a “relevant state”), no units have been offered or will be offered pursuant to the offering to the public in that relevant state prior to the publication of a prospectus in relation to the units that has been approved by the competent authority in that relevant state or, where appropriate, approved in another relevant state and notified to the competent authority in that relevant state, all in accordance with the Prospectus Regulation, except that offers of our units may be made to the public in that relevant state at any time under the following exemptions under the Prospectus Regulation:

●	to any legal entity which is a qualified investor as defined under the Prospectus Regulation;

●	to fewer than 150 natural or legal persons (other than qualified investors as defined under the Prospectus Regulation), subject to obtaining the prior consent of the representative for any such offer; or

●	in any other circumstances falling within Article 1(4) of the Prospectus Regulation;

provided that no such offer of units shall require the issuer or the representative to publish a prospectus pursuant to Article 3 of the Prospectus Regulation or supplement a prospectus pursuant to Article 23 of the Prospectus Regulation.

Each person in a relevant state who initially acquires any units or to whom any offer is made will be deemed to have represented, acknowledged and agreed to and with the Company and the representative that it is a qualified investor within the meaning of the Prospectus Regulation. In the case of any units being offered to a financial intermediary as that term is used in Article 5(1) of the Prospectus Regulation, each such financial intermediary will be deemed to have represented, acknowledged and agreed that the units acquired by it in the offer have not been acquired on a non-discretionary basis on behalf of, nor have they been acquired with a view to their offer or resale to, persons in circumstances which may give rise to an offer to the public other than their offer or resale in a relevant state to qualified investors, in circumstances in which the prior consent of the representative has been obtained to each such proposed offer or resale.

We, the representative and each of our and the representative’s respective affiliates will rely upon the truth and accuracy of the foregoing representations, acknowledgements and agreements. For the purposes of this provision, the expression an “offer to the public” in relation to any units in any relevant state means the communication in any form and by any means of sufficient information on the terms of the offer and any units to be offered so as to enable an investor to decide to purchase or subscribe for any units, and the expression “Prospectus Regulation” means Regulation (EU) 2017/1129.

References to the Prospectus Regulation include, in relation to the United Kingdom, the Prospectus Regulation as it forms part of United Kingdom domestic law by virtue of the European Union (Withdrawal) Act 2018. The above selling restriction is in addition to any other selling restrictions set out below. In connection with the offering, the representative is not acting for anyone other than the issuer and will not be responsible to anyone other than the issuer for providing the protections afforded to its clients nor for providing advice in relation to the offering.

Notice to Prospective Investors in the People’s Republic of China

This prospectus may not be circulated or distributed in China and the units may not be offered or sold, and will not offer or sell to any person for re-offering or resale directly or indirectly to any resident of China except pursuant to applicable laws, rules and regulations of China. For the purpose of this paragraph only, China does not include Taiwan and the special administrative regions of Hong Kong and Macao.

Notice to Prospective Investors in Hong Kong

The units have not been offered or sold and will not be offered or sold in Hong Kong, by means of any document, other than (a) to “professional investors” as defined in the Securities and Futures Ordinance (Cap. 571) of Hong Kong and any rules made under that Ordinance; or (b) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies Ordinance (Cap. 32) of Hong Kong or which do not constitute an offer to the public within the meaning of that Ordinance. No advertisement, invitation or document relating to the units has been or may be issued or has been or may be in the possession of any person for the purposes of issue, whether in Hong Kong or elsewhere, which is directed at, or the contents of which are likely to be accessed or read by, the public of Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to units which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” as defined in the Securities and Futures Ordinance and any rules made under that Ordinance.

Notice to Prospective Investors in Taiwan

The units have not been and will not be registered with the Financial Supervisory Commission of (“Taiwan”), pursuant to relevant securities laws and regulations and may not be offered or sold in Taiwan through a public offering or in any manner which would constitute an offer within the meaning of the Securities and Exchange Act of Taiwan or would otherwise require registration with or the approval of the Financial Supervisory Commission of Taiwan.

Notice to Prospective Investors in Japan

The units have not been and will not be registered under the Financial Instruments and Exchange Law of Japan (Law No. 25 of 1948, as amended) and, accordingly, will not be offered or sold, directly or indirectly, in Japan, or for the benefit of any Japanese Person or to others for re-offering or resale, directly or indirectly, in Japan or to any Japanese Person, except in compliance with all applicable laws, regulations and ministerial guidelines promulgated by relevant Japanese governmental or regulatory authorities in effect at the relevant time. For the purposes of this paragraph, “Japanese Person” shall mean any person resident in Japan, including any corporation or other entity organized under the laws of Japan.

Notice to Prospective Investors in Singapore

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, the units were not offered or sold or caused to be made the subject of an invitation for subscription or purchase and will not be offered or sold or caused to be made the subject of an invitation for subscription or purchase, and this prospectus or any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the units, has not been circulated or distributed, nor will it be circulated or distributed, whether directly or indirectly, to any person in Singapore other than (i) to an institutional investor (as defined in Section 4A of the Securities and Futures Act (Chapter 289) of Singapore, as modified or amended from time to time (the “SFA”)) pursuant to Section 274 of the SFA, (ii) to a relevant person (as defined in Section 275(2) of the SFA) pursuant to Section 275(1) of the SFA, or any person pursuant to Section 275(1A) of the SFA, and in accordance with the conditions specified in Section 275 of the SFA, or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the units are subscribed or purchased under Section 275 of the SFA by a relevant person which is:

(a) a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

(b) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor, securities or securities-based derivatives contracts (each term as defined in Section 2(1) of the SFA) of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the units pursuant to an offer made under Section 275 of the SFA except:

(i)	to an institutional investor or to a relevant person, or to any person arising from an offer referred to in Section 275(1A) or Section 276(4)(i)(B) of the SFA;

(ii)	where no consideration is or will be given for the transfer;

(iii)	where the transfer is by operation of law; or

(iv)	as specified in Section 276(7) of the SFA.

Notice to Prospective Investors in Canada

The units may be sold in Canada only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations. Any resale of the units must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws.

Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for particulars of these rights or consult with a legal advisor. Pursuant to section 3A.3 (or, in the case of securities issued or guaranteed by the government of a non-Canadian jurisdiction, section 3A.4) of National Instrument 33-105 Underwriting Conflicts (NI 33-105), the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.

Notice to Prospective Investors in the Dubai International Financial Centre

This prospectus relates to an Exempt Offer in accordance with the Offered Securities Rules of the Dubai Financial Services Authority (“DFSA”). This prospectus is intended for distribution only to persons of a type specified in the Offered Securities Rules of the DFSA. It must not be delivered to, or relied on by, any other person. The DFSA has no responsibility for reviewing or verifying any documents in connection with Exempt Offers. The DFSA has not approved this prospectus nor taken steps to verify the information set forth herein and has no responsibility for the prospectus. The securities to which this prospectus relates may be illiquid and/or subject to restrictions on their resale.

Prospective purchasers of the securities offered should conduct their own due diligence on the securities. If you do not understand the contents of this prospectus, you should consult an authorized financial advisor.

Notice to Prospective Investors in Australia

No placement document, prospectus, product disclosure statement or other disclosure document has been lodged with the Australian Securities and Investments Commission (“ASIC”), in relation to the offering. This prospectus does not constitute a prospectus, product disclosure statement or other disclosure document under the Corporations Act 2001 (the “Corporations Act”), and does not purport to include the information required for a prospectus, product disclosure statement or other disclosure document under the Corporations Act. Any offer in Australia of the securities may only be made to persons (the “Exempt Investors”) who are “sophisticated investors” (within the meaning of section 708(8) of the Corporations Act), “professional investors” (within the meaning of section 708(11) of the Corporations Act) or otherwise pursuant to one or more exemptions contained in section 708 of the Corporations Act so that it is lawful to offer the securities without disclosure to investors under Chapter 6D of the Corporations Act.

The securities applied for by Exempt Investors in Australia must not be offered for sale in Australia in the period of 12 months after the date of allotment under the offering, except in circumstances where disclosure to investors under Chapter 6D of the Corporations Act would not be required pursuant to an exemption under section 708 of the Corporations Act or otherwise or where the offer is pursuant to a disclosure document which complies with Chapter 6D of the Corporations Act. Any person acquiring securities must observe such Australian on-sale restrictions. This prospectus contains general information only and does not take account of the investment objectives, financial situation or particular needs of any particular person. It does not contain any securities recommendations or financial product advice. Before making an investment decision, investors need to consider whether the information in this prospectus is appropriate to their needs, objectives and circumstances, and, if necessary, seek expert advice on those matters.

Notice to Prospective Investors in Switzerland

The securities may not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange (“SIX”) or on any other stock exchange or regulated trading facility in Switzerland. This document has been prepared without regard to the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland. Neither this document nor any other offering or marketing material relating to the securities or the offering may be publicly distributed or otherwise made publicly available in Switzerland.

Neither this document nor any other offering or marketing material relating to the offering, the company, the shares have been or will be filed with or approved by any Swiss regulatory authority. In particular, this document will not be filed with, and the offer of securities will not be supervised by, the Swiss Financial Market Supervisory Authority FINMA (“FINMA”), and the offer of securities has not been and will not be authorized under the Swiss Federal Act on Collective Investment Schemes (“CISA”). The investor protection afforded to acquirers of interests in collective investment schemes under the CISA does not extend to acquirers of securities.

Notice to Prospective Investors in Israel

In the State of Israel, this prospectus shall not be regarded as an offer to the public to purchase securities under the Israeli Securities Law, 5728 - 1968, which requires a prospectus to be published and authorized by the Israel Securities Authority, if it complies with certain provisions of Section 15 of the Israeli Securities Law, 5728 - 1968, including, inter alia, if: (i) the offer is made, distributed or directed to not more than 35 investors, subject to certain conditions (the “Addressed Investors”); or (ii) the offer is made, distributed or directed to certain qualified investors defined in the First Addendum of the Israeli Securities Law, 5728 -1968, subject to certain conditions (the “Qualified Investors”). The Qualified Investors shall not be taken into account in the count of the Addressed Investors and may be offered to purchase securities in addition to the 35 Addressed Investors. The Company has not and will not take any action that would require it to publish a prospectus in accordance with and subject to the Israeli Securities Law, 5728 - 1968. We have not and will not distribute this prospectus or make, distribute or direct an offer to subscribe for our securities to any person within the State of Israel, other than to Qualified Investors and up to 35 Addressed Investors.

Qualified Investors may have to submit written evidence that they meet the definitions set out in of the First Addendum to the Israeli Securities Law, 5728 - 1968. In particular, we may request, as a condition to be offered securities, that Qualified Investors will each represent, warrant and certify to us and/or to anyone acting on our behalf: (i) that it is an investor falling within one of the categories listed in the First Addendum to the Israeli Securities Law, 5728 - 1968; (ii) which of the categories listed in the First Addendum to the Israeli Securities Law, 5728 - 1968 regarding Qualified Investors is applicable to it; (iii) that it will abide by all provisions set forth in the Israeli Securities Law, 5728 - 1968 and the regulations promulgated thereunder in connection with the offer to be issued securities; (iv) that the securities that it will be issued are, subject to exemptions available under the Israeli Securities Law, 5728 - 1968: (a) for its own account; (b) for investment purposes only; and (c) not issued with a view to resale within the State of Israel, other than in accordance with the provisions of the Israeli Securities Law, 5728 - 1968; and (v) that it is willing to provide further evidence of its Qualified Investor status. Addressed Investors may have to submit written evidence in respect of their identity and may have to sign and submit a declaration containing, inter alia, the Addressed Investor’s name, address and passport number or Israeli identification number.

We have not authorized and do not authorize the making of any offer of securities through any financial intermediary on our behalf, other than offers made by the underwriters and their respective affiliates, with a view to the final placement of the securities as contemplated in this document. Accordingly, no purchaser of the shares, other than the underwriters, is authorized to make any further offer of shares on our behalf or on behalf of the underwriters.

LEGAL MATTERS

Hunter Taubman Fischer & Li LLC is acting as our counsel in connection with the registration of our securities under the Securities Act, and as such, will pass upon the validity of the securities offered in this prospectus with respect to the units and the rights. Ogier will pass upon the validity of the securities offered in this prospectus with respect to the ordinary shares and matters of Cayman Islands law. In connection with this offering, Rimon, P.C. is acting as counsel to the underwriters.

EXPERTS

Our financial statements for the period from September 19, 2025 (inception) through January 31, 2026 included in this prospectus have been audited by AssentSure PAC, independent registered public accounting firm, as set forth in their report, thereon (which contains an explanatory paragraph relating to substantial doubt about our ability to continue as a going concern as described in Note 1 to the financial statements), appearing elsewhere in this prospectus, and are included in reliance on such report given upon such firm as experts in auditing and accounting.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the securities we are offering by this prospectus. This prospectus does not contain all of the information included in the registration statement. For further information about us and our securities, you should refer to the registration statement and the exhibits and schedules filed with the registration statement. Whenever we make reference in this prospectus to any of our contracts, agreements or other documents, the references are materially complete but may not include a description of all aspects of such contracts, agreements or other documents, and you should refer to the exhibits attached to the registration statement for copies of the actual contract, agreement or other document.

Upon the effectiveness of this offering, we will be subject to the information requirements of the Exchange Act and will file annual, quarterly and current event reports, proxy statements and other information with the SEC. You can read our SEC filings, including the registration statement, over the Internet at the SEC’s website at www.sec.gov.

Upon request, we will provide electronic copies of our public filings free of charge.

AI STRATEGY INC.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of

AI Strategy Inc.

Opinion on the Financial Statements

We have audited the accompanying balance sheet of AI Strategy Inc. (the “Company”) as of January 31, 2026, the related statements of operations, shareholder’s equity and cash flows for the period from September 19, 2025 (inception) through January 31, 2026, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of January 31, 2026, and the results of its operations and its cash flows for the period from September 19, 2025 (inception) through January 31, 2026, in conformity with accounting principles generally accepted in the United States of America.

Explanatory Paragraph – Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As more fully described in Note 1 to the financial statements, the Company is a Special Purpose Acquisition Company that was formed for the purpose of completing a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses within an expected period of 18 months (or 24 months if the Company executed a definitive agreement for an initial Business Combination within 18 months from the closing date of the Proposed Public Offering). The Company lacks the capital resources it needs to fund its operations for a reasonable period of time, which is generally considered to be one year from the issuance of the financial statements. These matters raise substantial doubt about the Company’s ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 1 to the financial statements. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

/s/ ASSENTSURE PAC

ASSENTSURE PAC

We have served as the Company’s auditor since 2025.

Singapore

February 19, 2026

PCAOB ID: 6783

AI STRATEGY INC.
BALANCE SHEET
JANUARY 31, 2026

Assets:
Current assets:
Cash and cash equivalents	$72,494
Total current assets	$72,494
Deferred offering costs	$107,406
Total assets	$179,900

Liabilities and Shareholder’s Equity:
Current liabilities:
Promissory note - related party	$164,159
Total current liabilities	$164,159
Total liabilities	$164,159

Commitments and Contingencies (Note 6)	-

Shareholder’s Equity:
Ordinary shares, $0.00001 par value, 5,000,000,000 shares authorized; 2,875,002 shares issued and outstanding(1)	$29
Additional paid-in capital	$24,971
Accumulated deficit	$(9,259)
Total Shareholder’s Equity	$15,741
Total liabilities and Shareholder’s Equity	$179,900

(1)	Includes an aggregate of up to 375,000 ordinary shares subject to forfeiture if the over-allotment option is not exercised in full or in part by the underwriters (see Note 5).

The accompanying notes are an integral part of these financial statements.

AI STRATEGY INC.
STATEMENT OF OPERATIONS
FOR THE PERIOD FROM SEPTEMBER 19, 2025 (INCEPTION) THROUGH JANUARY 31, 2026

Formation and operating costs	$9,259
Net loss	$(9,259)
Basic and diluted weighted average ordinary shares outstanding(2)	2,500,002
Basic and diluted net loss per ordinary share	$(0.004)

(2)	This number excludes an aggregate of up to 375,000 ordinary shares subject to forfeiture if the over-allotment option is not exercised in full or in part by the underwriters (see Note 5).

The accompanying notes are an integral part of these financial statements.

AI STRATEGY INC.
STATEMENT OF CHANGES IN STOCKHOLDER’S EQUITY
FOR THE PERIOD FROM SEPTEMBER 19, 2025 (INCEPTION) THROUGH JANUARY 31, 2026

	Ordinary Shares		Additional Paid-In	Subscription	Accumulated	Total Stockholder’s
	Shares	Amount	Capital	Receivable	Deficit	Equity
Balance as of September 19, 2025 (inception)	-	$-	$-	$-	$-	$-
Issuance of ordinary shares to Sponsor(1)	2,875,002	$29	$24,971	$-	-	$25,000
Net loss	-	-	-	-	$(9,259)	$(9,259)
Balance as of January 31, 2026	2,875,002	$29	$24,971	$-	$(9,259)	$15,741

(1)	Includes an aggregate of up to 375,000 ordinary shares subject to forfeiture if the over-allotment option is not exercised in full or in part by the underwriters (see Note 5).

The accompanying notes are an integral part of these financial statements.

AI STRATEGY INC.
STATEMENT OF CASH FLOWS
FOR THE PERIOD FROM SEPTEMBER 19, 2025 (INCEPTION) THROUGH JANUARY 31, 2026

Cash flows from operating activities:
Net loss	$(9,259)
Adjustments to reconcile net loss to net cash used in operating activities:
Changes in operating assets and liabilities:
Promissory note - related party	9,259
Net cash used in operating activities	$-

Cash Flows from financing activities:
Proceeds received from sponsor via promissory note	$154,900
Proceeds received from founder share subscription	25,000
Payment of deferred offering cost	(107,406)
Net cash provided by financing activities	$72,494

Net increase in cash	72,494

Cash and cash equivalents, Beginning of period	-
Cash and cash equivalents, End of period	$72,494

Supplemental cash flows disclosures:
Formation and operating costs paid by Sponsor	$9,259

The accompanying notes are an integral part of these financial statements.

AI STRATEGY INC.

NOTES TO FINANCIAL STATEMENTS

Note 1 — Organization, Business Operation and Going Concern Consideration

AI Strategy Inc. (the “Company”) is a newly organized blank check company incorporated in the Cayman Islands on September 19, 2025. The Company was formed for the purpose of effecting a merger, amalgamation, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses or entities (a “Business Combination”). The Company’s efforts to identify a prospective target business will not be limited to a particular industry or geographic location. The Company does not have any specific business combination under consideration and the Company has not (nor has anyone on its behalf), directly or indirectly, contacted any prospective target business or had any substantive discussions, formal or otherwise, with respect to such a transaction. The Company may pursue an initial business combination in any industry or geographic location that it determines is attractive and in the best interests of its shareholders.

As of January 31, 2026, the Company had not commenced any operations. For the period from September 19, 2025 (inception) through January 31, 2026, the Company’s efforts had been limited to organizational activities as well as activities related to the Proposed Public Offering (as defined below). The Company will not generate any operating revenues until after the completion of a Business Combination, at the earliest. The Company will generate non-operating income in the form of dividend and/or interest income from the proceeds derived from the Proposed Public Offering and sale of Private Placement Units (as defined below). The Company has selected December 31 as its fiscal year end.

The Company’s management has broad discretion with respect to the specific application of the net proceeds of the Proposed Public Offering and the sale of the Private Placement Units, although substantially all of the net proceeds are intended to be applied generally toward consummating a Business Combination. There is no assurance that the Company will be able to complete a Business Combination successfully.

Horizon Glow Holdings LLC, a Delaware company, is the Company’s sponsor (the “Sponsor” or the “Founder”). The Company’s ability to commence operations is contingent upon obtaining adequate financial resources through a Proposed Public Offering of 10,000,000 units (the “Units” and, with respect to the ordinary shares included in the Units being offered, the “Public Shares”) at $10.00 per Unit, which is discussed in Note 3, and the sale of 219,700 Private Placement Units (regardless of whether or not the underwriter’s over-allotment option is exercised) at a price of $10.00 per private placement unit in a private placement to the initial shareholder that will close simultaneously with the Proposed Public Offering (the “Private Placement”, see Note 4).

The Company’s initial Business Combination must occur with one or more target businesses that together have an aggregate fair market value of at least 80% of the balance in the Trust Account (as defined below) (less any taxes payable on interest earned) at the time of execution of the definitive agreement in connection with its initial Business Combination. However, the Company will only complete a Business Combination if the post-transaction company owns or acquires 50% or more of the outstanding voting securities of the target or otherwise acquires a controlling interest in the target sufficient for the post-transaction company not to be required to register as an investment company under the Investment Company Act of 1940, as amended (the “Investment Company Act”). The Company does not believe that its anticipated principal activities will subject the Company to the Investment Company Act.

Upon the closing of the Proposed Public Offering, management has agreed that at least $10.00 per Unit (as defined in Note 3) sold in the Proposed Public Offering will be held into a U.S.-based trust account (“Trust Account”). The funds held in the Trust Account will be invested only in U.S. government treasury bills with a maturity of 185 days or less, or in money market funds meeting the applicable conditions of Rule 2a-7 promulgated under the Investment Company Act which invest solely in direct U.S. government Treasuries. Except with respect to dividend and/or interest earned on the funds held in the Trust Account that may be released to the Company to pay the Company’s tax obligation, if any, the proceeds from the Proposed Public Offering and the sale of the private placement units that are deposited and held in the Trust Account will not be released from the Trust Account until the earliest to occur of (i) the completion of the Company’s initial Business Combination, (ii) the redemption of any public shares properly tendered in connection with a shareholder vote to amend the Company’s amended and restated memorandum and articles of association to (A) modify the substance or timing of obligation to redeem 100% of our public shares if the Company does not complete the Company’s initial Business Combination within 18 months (subject to six one-month extensions) from the closing of the Proposed Public Offering, or (B) with respect to any other provision relating to shareholders’ rights or pre-business combination activity, and (iii) the redemption of all of our public shares if the Company is unable to complete its initial Business Combination within 18 months (subject to six one-month extensions) from the closing of the Proposed Public Offering, subject to applicable law. In no other circumstances will a public shareholder have any right or interest of any kind to or in the Trust Account.

The Company will provide its shareholders with the opportunity to redeem all or a portion of their public shares upon the completion of the Business Combination either (i) in connection with a shareholder meeting called to approve the Business Combination or (ii) by means of a tender offer.

The Company will have 18 months from the effective date of its registration statement to complete its initial Business Combination (subject to six one-month extensions). If the Company is unable to complete its initial Business Combination within such period, unless the Company extends such period pursuant to its amended and restated memorandum and articles of association, the Company will: (i) cease all operations except for the purpose of winding up, (ii) as promptly as reasonably possible but not more than ten business days thereafter, redeem the public shares, at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account, including interest earned on the funds held in the Trust Account and not previously released to the Company to pay our taxes (less up to $100,000 of interest to pay dissolution expenses), divided by the number of then outstanding public shares, which redemption will completely extinguish public shareholders’ rights as shareholders (including the right to receive further liquidation distributions, if any), subject to applicable law, and (iii) as promptly as reasonably possible following such redemption, subject to the approval of its remaining shareholders and its board of directors, liquidate and dissolve, subject in each case to its obligations under Cayman Islands law to provide for claims of creditors and the requirements of other applicable law. There will be no redemption rights or liquidating distributions with respect to public rights or private placement rights, which will expire worthless if the Company fails to complete its initial Business Combination within the 18-month time period.

Going Concern Consideration

As of January 31, 2026, the Company had cash and cash equivalents of $72,494 and a working capital deficit of $91,665. The Company has incurred and expects to continue to incur significant costs in pursuit of its financing and acquisition plans. These conditions raise substantial doubt about the Company’s ability to continue as a going concern within one year after the date that the financial statements are issued. Management plans to address this uncertainty through the Proposed Public Offering as discussed in Note 3. There is no assurance that the Company’s plans to raise capital or to consummate a Business Combination will be successful or successful within 18 months (subject to six one-month extensions) from the consummation of the Proposed Public Offering (the “Combination Period”). Prior to the close of the Proposed Public Offering, the Sponsor agreed to loan the Company up to $300,000 as discussed in Note 5 to be used, in part, for transaction costs incurred in connection with the Proposed Public Offering. The financial statements do not include any adjustments that might result from the Company’s inability to consummate the Proposed Public Offering or a Business Combination to continue as a going concern.

Risks and Uncertainties

Management has evaluated the impact of persistent and evolving geopolitical conflicts, including the ongoing war in Ukraine, heightened tensions in the Middle East, and related global sanctions and trade disruptions, which is not determinable as of the date of these financial statements. In addition, the Company’s ability to consummate a transaction may be dependent on the ability to raise equity and debt financing which may be impacted by these events, including as a result of increased market volatility, or decreased market liquidity in third-party financing being unavailable on terms acceptable to the Company or at all. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Note 2 — Significant Accounting Policies

Basis of Presentation

The accompanying financial statements are presented in U.S. Dollars and in conformity with accounting principles generally accepted in the United States of America (“GAAP”) and pursuant to the rules and regulations of the Securities and Exchange Commission (“SEC”).

Emerging Growth Company

The Company is an “emerging growth company,” as defined in Section 2(a) of the Securities Act of 1933, as amended (the “Securities Act”), as modified by the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”). As such, it is eligible to take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not “emerging growth companies” including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in its periodic reports and proxy statements, and exemptions from the requirements of holding a non-binding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved. If some investors find the Company’s securities less attractive as a result, there may be a less active trading market for its securities and the prices of its securities may be more volatile.

In addition, Section 107 of the JOBS Act also provides that an “emerging growth company” can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. An “emerging growth company” can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. This may make comparison of the Company’s financial statements with another public company which is neither an emerging growth company nor an emerging growth company which has opted out of using the extended transition period difficult or impossible because of the potential differences in accounting standard used. The Company intends to take advantage of the benefits of this extended transition period.

Use of Estimates

The preparation of the financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of expenses during the reporting period.

Making estimates requires management to exercise significant judgment. It is at least reasonably possible that the estimate of the effect of a condition, situation or set of circumstances that existed at the date of the financial statements, which management considered in formulating its estimate, could change in the near term due to one or more future confirming events. Accordingly, the actual results could differ significantly from those estimates.

Cash and Cash Equivalents

The Company considers all short-term investments with an original maturity of three months or less when purchased to be cash equivalents. The Company had cash and cash equivalents of $72,494 as of January 31, 2026.

Deferred Offering Costs

The Company complies with the requirements of ASC 340-10-S99-1 and SEC Staff Accounting Bulletin (“SAB”) Topic 5A — Expenses of Offering. Deferred offering costs consist of legal, accounting, and other costs (including underwriting discounts and commissions) incurred through the balance sheet date that are directly related to the Proposed Public Offering and that will be charged to stockholder’s equity (or deficit) upon the completion of the Proposed Public Offering. Should the Proposed Public Offering prove to be unsuccessful, these deferred costs, as well as additional expenses to be incurred, will be charged to operating expenses.

Net Loss Per Ordinary Share

Net loss per ordinary share is computed by dividing net loss by the weighted average number of ordinary shares outstanding during the period, excluding ordinary shares subject to forfeiture by the Sponsor. Weighted average shares were reduced for the effect of an aggregate of 375,000 ordinary shares that are subject to forfeiture if the over-allotment option is not exercised by the underwriters (see Notes 5 and 7). As of January 31, 2026, the Company did not have any dilutive securities and other contracts that could, potentially, be exercised or converted into ordinary shares and then share in the earnings of the Company. As a result, diluted loss per share is the same as basic loss per share for the period presented.

Ordinary Shares Subject to Possible Redemption

The Company will account for its ordinary shares subject to possible redemption in accordance with the guidance in ASC Topic 480, “Distinguishing Liabilities from Equity” (ASC 480). Ordinary shares subject to mandatory redemption (if any) will be classified as a liability instrument and will be measured at fair value. Conditionally redeemable ordinary shares (including ordinary shares that feature redemption rights that are either within the control of the holder or subject to redemption upon the occurrence of uncertain events not solely within the Company’s control) will be classified as temporary equity. At all other times, ordinary shares will be classified as stockholders’ equity. In accordance with ASC 480-10-S99, the Company will classify the ordinary shares subject to redemption outside of permanent equity as the redemption provisions are not solely within the control of the Company. Given that the 10,000,000 ordinary shares (or 11,500,000 ordinary shares if the underwriter’s over-allotment option is exercised in full) sold as part of the units in the Proposed Public Offering will be issued with other freestanding instruments (i.e., rights), the initial carrying value of ordinary shares classified as temporary equity will be the allocated proceeds determined in accordance with ASC 470-20. If it is probable that the equity instrument will become redeemable, the Company has the option to either (i) accrete changes in the redemption value over the period from the date of issuance (or from the date that it becomes probable that the instrument will become redeemable, if later) to the earliest redemption date of the instrument or (ii) recognize changes in the redemption value immediately as they occur and adjust the carrying amount of the instrument to equal the redemption value at the end of each reporting period. The Company has elected to recognize the changes immediately. The accretion or remeasurement will be treated as a deemed dividend (i.e., a reduction to retained earnings, or in absence of retained earnings, additional paid-in capital).

As of January 31, 2026, the Company had not completed its Proposed Public Offering and had not issued any ordinary shares subject to possible redemption. Accordingly, no amounts were classified as temporary equity as of that date.

Income Taxes

The Company accounts for income taxes under ASC 740, “Income Taxes” (“ASC 740”). ASC 740 requires the recognition of deferred tax assets and liabilities for both the expected impact of differences between the financial statement and tax basis of assets and liabilities and for the expected future tax benefit to be derived from tax loss and tax credit carry forwards. ASC 740 additionally requires a valuation allowance to be established when it is more likely than not that all or a portion of deferred tax assets will not be realized.

ASC 740 also clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements and prescribes a recognition threshold and measurement process for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. ASC 740 also provides guidance on derecognition, classification, interest and penalties, accounting in interim period, disclosure and transition. Based on the Company’s evaluation, it has been concluded that there are no significant uncertain tax positions requiring recognition in the Company’s financial statements.

The Company recognizes accrued interest and penalties related to unrecognized tax benefits as income tax expense. There were no unrecognized tax benefits and no amounts accrued for interest and penalties as of January 31, 2026. The Company is currently not aware of any issues under review that could result in significant payments, accruals or material deviation from its position.

There is currently no taxation imposed on income by the Government of the Cayman Islands. In accordance with Cayman Islands federal income tax regulations, income taxes are not levied on the Company. Consequently, income taxes are not reflected in the Company’s financial statements.

Fair Value Measurements

Fair value is defined as the price that would be received for sale of an asset or paid for transfer of a liability, in an orderly transaction between market participants at the measurement date. GAAP establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). These tiers include:

●	Level 1, defined as observable inputs such as quoted prices (unadjusted) for identical instruments in active markets;

●

Level 2, defined as inputs other than quoted prices in active markets that are either directly or indirectly observable such as quoted prices for similar instruments in active markets or quoted prices for identical or similar instruments in markets that are not active; and

●

Level 3, defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions, such as valuations derived from valuation techniques in which one or more significant inputs or significant value drivers are unobservable.

In some circumstances, the inputs used to measure fair value might be categorized within different levels of the fair value hierarchy. In those instances, the fair value measurement is categorized in its entirety in the fair value hierarchy based on the lowest level input that is significant to the fair value measurement.

Fair Value of Financial Instruments

The fair value of the Company’s assets and liabilities, which qualify as financial instruments under FASB ASC 820, “Fair Value Measurements and Disclosures”, approximates the carrying amounts represented in the accompanying balance sheet, primarily due to their short-term nature.

Recently Issued Accounting Pronouncements

In December 2023, the FASB issued ASU 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures, which requires more detailed information in the effective tax rate reconciliation and income taxes paid. The ASU is effective for fiscal years beginning after December 15, 2024. As a blank check company with no current operating business and minimal taxable income prior to an initial business combination, the adoption of this ASU does not have a material impact on the Company’s financial statements.

In November 2025, the FASB issued ASU 2025-09, Derivatives and Hedging (Topic 815): Hedge Accounting Improvements, which clarifies and amends the hedge accounting guidance to better align it with risk management activities and address issues related to reference rate reform. The amendments are effective for the Company for annual reporting periods beginning after December 15, 2026 for public entities or 2027 for non-public entities, with early adoption permitted. The Company is currently evaluating the impact of this ASU on its financial statements, which will depend on the nature and extent of any hedging activities undertaken in the future.

Management does not believe that any other recently issued, but not yet effective, accounting pronouncements, if currently adopted, would have a material effect on the Company’s financial statements.

Note 3 — Proposed Public Offering

Pursuant to the Proposed Public Offering, the Company intends to offer for sale 10,000,000 units (the “Units”), (or up to 11,500,000 Units if the underwriter’s over-allotment option is exercised in full) at an offering price of $10.00 per Unit. Each Unit will consist of one ordinary share of the Company and one right. Each right entitles the holder thereof to receive one-eighth of one ordinary share upon the completion of the Company’s initial Business Combination. The Company will not issue fractional shares upon the conversion of the rights. As a result, the holder must hold rights in multiples of eight in order to receive a full share. Any rights not sufficient to form a full share will expire worthless. The Company has also granted the underwriters a 45-day option to purchase up to an additional 1,500,000 Units to cover over-allotments, if any.

Note 4 — Private Placement

The Sponsor has committed to purchase an aggregate of 219,700 units, at a price of $10.00 per unit for an aggregate purchase price of $2,197,000 (the “Private Placement Units”). Each Private Placement Unit will be identical to the Units sold in the Proposed Public Offering, except that it will not be transferable, assignable or salable by the Sponsor until the completion of the Company’s initial Business Combination, except in each case (i) among the insiders or to the Company’s insiders’ members, officers, directors, consultants or their affiliates, (ii) to a holder’s shareholders or members upon the holder’s liquidation, in each case if the holder is an entity, (iii) by bona fide gift to a member of the holder’s immediate family or to a trust, the beneficiary of which is the holder or a member of the holder’s immediate family, in each case for estate planning purposes, (iv) by virtue of the laws of descent and distribution upon death, (v) pursuant to a qualified domestic relations order, (vi) to the Company for no value for cancellation in connection with the consummation of a business combination, (vii) in the event of the Company’s liquidation prior to its consummation of an initial business combination or (viii) in the event that, subsequent to the consummation of an initial business combination, the Company completes a liquidation, merger, capital share exchange or other similar transaction which results in all of the Company’s shareholders having the right to exchange their ordinary shares for cash, securities or other property, in each case (except for clauses (vi), (vii) or (viii) or with the Company’s prior written consent) on the condition that prior to such registration for transfer, the transfer agent shall be presented with written documentation pursuant to which each transferee or the trustee or legal guardian for such permitted transferee agrees to be bound by the transfer restrictions contained in the letter agreement and any other applicable agreement the transferor is bound by. The Private Placement Units will be sold in a private placement that will close simultaneously with the closing of the Proposed Public Offering, including the over-allotment option, as applicable.

A portion of the proceeds from the Private Placement Units will be added to the proceeds from the Proposed Public Offering to be held in the Trust Account. If the Company does not complete a Business Combination within the Combination Period, the proceeds from the sale of the Private Placement Units will be used to fund the redemption of the Public Shares (subject to the requirements of applicable law) and the Private Placement Units will be worthless.

Note 5 — Related Party Transactions

Founder Shares

On January 14, 2026, one ordinary share each was transferred from F&L Corp Limited and JessieZheng Holding Limited to Horizon Glow Holdings LLC for an aggregate price of $0.0002. On January 29, 2026, the Sponsor acquired 2,875,000 ordinary shares (the “Founder Shares”) for an aggregate purchase price of $25,000, or approximately $0.0087 per share. As a result, the Sponsor currently holds a total of 2,875,002 ordinary shares, for which it paid an aggregate of $25,000.0002, resulting in an average purchase price of approximately $0.0087 per share. Up to 375,000 of the Founder Shares are subject to surrender and cancellation by the Sponsor for no consideration to the extent that the underwriter’s over-allotment option is not exercised in full or in part. As of January 31, 2026, there were 2,875,002 Founder Shares issued and outstanding, among which, up to 375,000 Founder Shares are subject to forfeiture if the underwriter’s over-allotment is not exercised in full.

The Founder Shares are identical to the ordinary shares included in the Units being sold in the Proposed Public Offering, and holders of Founder Shares have the same shareholder rights as public shareholders, except that (i) the Founder Shares are subject to certain transfer restrictions, as described in more detail below, and (ii) the Sponsor, officers and directors of the Company have entered into a letter agreement with the Company, pursuant to which they have agreed (A) to waive their redemption rights with respect to the Founder Shares, private placement shares and public shares in connection with the completion of its initial Business Combination and (B) to waive their rights to liquidating distributions from the Trust Account with respect to the Founder Shares and private placement shares if the Company fails to complete its initial Business Combination within 18 months (subject to six one-month extensions) from the closing of the Proposed Public Offering, although they will be entitled to liquidating distributions from the Trust Account with respect to any public shares they hold if the Company fails to complete its initial Business Combination within such time period and (iii) the Founder Shares and private placement shares are subject to registration rights. If the Company submits its initial Business Combination to its public shareholders for a vote, the Sponsor, officers and directors have agreed (and their permitted transferees will agree), pursuant to the terms of a letter agreement entered into with the Company, to vote any Founder Shares and private placement shares held by them and any public shares purchased during or after the Proposed Public Offering in favor of the Company’s initial Business Combination.

With certain limited exceptions, the Founder Shares are not transferable, assignable or salable (except to certain permitted transferees)) until the earlier of one year after the date of the consummation of the Company’s initial Business Combination or the date on which the closing price of the Company’s ordinary shares equals or exceeds $12.00 per share (as adjusted for share subdivisions, share capitalizations, reorganizations, recapitalizations and other similar transactions) for any 20 trading days within any 30-trading day period commencing at least 150 days after the Company’s initial Business Combination.

Promissory Note — Related Party

On January 19, 2026, the Sponsor has agreed to loan the Company up to $300,000 (the “Promissory Note”) to be used for a portion of the expenses of the Proposed Public Offering. As of January 31, 2026, the Company has an outstanding loan balance of $189,159. The Promissory Note is non-interest bearing, unsecured and is due upon the closing of the Proposed Public Offering, unless accelerated upon the occurrence of an event of default. The Promissory Note will be repaid out of the offering proceeds not held in the Trust Account.

Working Capital Loans

In addition, in order to finance transaction costs in connection with an intended initial Business Combination, the Sponsor, the Company’s officers and directors, or their affiliates/designees may, but are not obligated to, loan the Company funds, from time to time or at any time, in whatever amount they deem reasonable in their sole discretion. If the Company completes the initial Business Combination, it would repay such loaned amounts. In the event that the initial Business Combination does not close, the Company may use a portion of the working capital held outside the Trust Account to repay such loaned amounts but no proceeds from the Trust Account would be used for such repayment. Up to $1,500,000 of such working capital loans (“Working Capital Loans”) may be convertible into units, at a price of $10.00 per unit at the option of the lender, upon consummation of its initial Business Combination. The units would be identical to the Placement Units.

As of January 31, 2026, the Company had no borrowings under the Working Capital Loans.

Administrative Support Services

Commencing on the effective date of the registration statement of the Proposed Public Offering, the Company will pay an affiliate of the Sponsor a total of $5,000 per month for office space, utilities and secretarial and administrative support. Upon completion of its initial Business Combination or its liquidation, the Company will cease paying these monthly fees.

Note 6 — Commitments and Contingencies

Registration Rights

The holders of Founder Shares, Representative Shares (as defined below), Private Placement Units, and units that may be issued on conversion of Working Capital Loans (and in each case holders of their component securities, as applicable) will be entitled to registration rights pursuant to a registration rights agreement to be signed prior to or on the effective date of the Proposed Public Offering requiring the Company to register such securities for resale.

The holders of these securities are entitled to make up to three demands, excluding short-form demands, to register such securities. In addition, these holders will have certain “piggy-back” registration rights with respect to registration statements filed subsequent to the completion of a Business Combination and rights to require the Company to register for resale such securities pursuant to Rule 415 under the Securities Act. The Company will bear the expenses incurred in connection with the filing of any such registration statements.

Underwriting Agreement

The Company will grant the underwriter a 45-day option from the effective date of the registration statement to purchase up to 15 % of the Units sold in the Offering to cover over-allotments, if any, at the Offering price less underwriting discounts and commissions.

In connection with the proposed initial public offering (the “Offering”), the Company entered into an engagement letter with D. Boral Capital LLC (the “Underwriter”) to act as the book runner and lead left underwriter. Pursuant to the agreement, the Underwriter will be entitled to a cash underwriting discount of $552,000. Additionally, the underwriter will be entitled to receive 100,000 ordinary shares (or up to 115,000 ordinary shares if the underwriter’s over-allotment option is exercised in full), equal to 1.0% of gross proceeds of the Proposed Public Offering at the closing of the Proposed Public Offering as representative shares (“Representative Shares”). Upon the consummation of a Business Combination, the Underwriter will be entitled to a deferred cash underwriting discount of 0.2% of the gross proceeds of the Proposed Public Offering, or $200,000 (or up to $230,000 if the underwriter’s over-allotment is exercised in full), which is payable from the Trust Account. Besides, the underwriter will be entitled to receive 300,000 ordinary shares (or up to 345,000 ordinary shares if the underwriter’s over-allotment option is exercised in full), equal to 3.0% of gross proceeds of the Proposed Public Offering, as the deferred underwriting commission at the consummation of a Business Combination. The upfront representative shares shall be registered on the relevant S-1 at the time of the Closing so as to circumvent reliance on the Rule 144 exemption and are subject to FINRA’s 180-day lock-up period rule and transfer restrictions required by FINRA Rule 5110(e). The Company also agreed to reimburse the Underwriter for out-of-pocket expenses not to exceed $110,000 in the event of a Closing (the “Expense Cap”) and $55,000 in the event there is no Closing. All underwriting fees, representative-share issuance costs, and reimbursable expenses will be treated as offering costs and credited against gross proceeds of the Proposed Public Offering upon the completion of the Proposed Public Offering, in accordance with ASC 340.

In addition, the underwriter has agreed with respect to the representative shares, (i) to vote for at a shareholder meeting to approve a Business Combination or any amendment to the Company’s amended and restated memorandum and articles of association to modify the substance or timing of its obligation to allow redemptions in connection with a Business Combination, (ii) to waive its redemption rights with respect to such shares until the completion of the Business Combination, in connection with the completion of the Company’s initial Business Combination or a shareholder vote to approve an amendment to our amended and restated memorandum and articles of association to modify the substance or timing of the its obligation to allow redemptions in connection with a Business Combination, and (iii) to waive its rights to liquidating distributions from the Trust Account with respect to such shares if the Company fails to complete its initial Business Combination within the timeline provided in the Company’s amended and restated memorandum and articles of association, to the extent such representative shares held by the underwriter and/or its designees, and any of their permitted transferees.

Note 7 — Stockholder’s Equity

Ordinary Shares — The Company is authorized to issue 5,000,000,000 ordinary shares with $0.00001 par value. In connection with the Company’s formation, one ordinary share was issued to each of F&L Corp Limited and JessieZheng Holding Limited as initial subscribers, for an aggregate price of $0.0002. On January 14, 2026, these two subscriber shares were transferred to Horizon Glow, a Delaware limited liability company, which became the sole shareholder and our current sponsor. On January 18, 2026, the original share subscription agreements entered into between the Company and each of F&L Corp Limited and JessieZheng Holding Limited, were terminated by mutual agreement. On January 19, 2026, the Company entered into a new share subscription agreement with Horizon Glow, pursuant to which, on January 29, 2026, the Company issued 2,875,000 Founder Shares to Horizon Glow Holdings LLC for an aggregate purchase price of $25,000. As a result, Horizon Glow currently holds a total of 2,875,002 ordinary shares, for which it paid an aggregate of $25,000.0002, resulting in an average purchase price of approximately $0.0087 per share. Of the 2,875,002 ordinary shares outstanding, an aggregate of up to 375,000 shares are subject to forfeiture to the Company by the Sponsor for no consideration to the extent that the underwriter’s over-allotment option is not exercised in full or in part, so that the Founder Shares will represent approximately 20% of the Company’s issued and outstanding ordinary share after the Proposed Public Offering (excluding the ordinary share underlying the Private Placement Units and the Representative Shares). Holders of the Company’s ordinary shares are entitled to one vote per share on all matters submitted to a vote of stockholders.

Rights — Each holder of a right will receive one-eighth (1/8) of one ordinary share upon consummation of an initial Business Combination, even if the holder of such right redeemed all ordinary shares held by it in connection with the initial Business Combination. No additional consideration will be required to be paid by a holder of rights in order to receive its additional shares upon consummation of an initial Business Combination, as the consideration related thereto has been included in the unit purchase price paid for by investors in the Proposed Public Offering. If the Company enters into a definitive agreement for a Business Combination in which the Company will not be the surviving entity, the definitive agreement will provide for the holders of rights to receive the same per share consideration the holders of the ordinary shares will receive in the transaction on an as-converted into ordinary share basis, and each holder of a right will be required to affirmatively convert its rights in order to receive one-eighth (1/8) of one share underlying each right (without paying any additional consideration) upon consummation of the Business Combination.

The Company will not issue fractional shares upon conversion of the rights. As a result, the holders of rights must hold rights in multiples of 8 in order to receive a full share. Fractional shares will either be rounded down to the nearest whole share or otherwise addressed in accordance with the applicable provisions of Cayman law. If the Company is unable to complete an initial Business Combination within the required time period and the Company liquidates the funds held in the Trust Account, holders of rights will not receive any of such funds with respect to their rights, nor will they receive any distribution from the Company’s assets held outside of the Trust Account with respect to such rights, and the rights will expire worthless. Further, there are no contractual penalties for failure to deliver securities to the holders of the rights upon consummation of an initial Business Combination. Accordingly, the rights may expire worthless.

Note 8 — Segment Information

ASC Topic 280, “Segment Reporting,” establishes standards for companies to report in their financial statement information about operating segments, products, services, geographic areas, and major customers. Operating segments are defined as components of an enterprise for which separate financial information is available that is regularly evaluated by the Company’s chief operating decision maker, or group, in deciding how to allocate resources and assess performance.

The Company’s chief operating decision maker (“CODM”) has been identified as the Chief Executive Officer, who reviews the operating results for the Company as a whole to make decisions about allocating resources and assessing financial performance. Accordingly, management has determined that the Company only has one operating segment.

When evaluating the Company’s performance and making key decisions regarding resource allocation, the CODM reviews several key metrics, which include the following:

For the Period from September 19, 2025 (Inception) through January 31, 2026
Formation, general and administrative costs	$9,259

The key measures of segment profit or loss reviewed by the CODM are formation and operational costs. The CODM manages, maintains and enforces all contractual agreements to ensure formation and operational costs are aligned with all agreements and budget, based on which, the CODM forecasts cash to ensure enough fund is sufficient to complete a Proposed Public Offering and eventually a Business Combination within the business combination period.

Note 9 — Subsequent Events

The Company evaluated subsequent events and transactions that occurred after the balance sheet date through the date when these financial statements were issued. Based on this review, there are no material subsequent events that would require adjustment or disclosure in the financial statements.

Through and including      , 2026 (the 25th day after the date of this prospectus), all dealers effecting transactions in the securities, whether or not participating in this offering, may be required to deliver a prospectus. This delivery requirement is in addition to a dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.

$100,000,000

AI Strategy Inc.

10,000,000 Units

PRELIMINARY PROSPECTUS

__________, 2026

D. Boral Capital

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution.

The estimated expenses payable by us in connection with the offering described in this registration statement (other than the underwriting discounts and commissions) will be as follows:

Legal fees and expenses	250,000
Accounting fees and expenses	150,000
Printing and road show expenses	60,000
SEC Registration Fee	18,026
FINRA Fee	17,750
NYSE listing and filing fees	80,000
Reimbursement to underwriters for expenses	110,000
Miscellaneous expenses	69,224
Total	$755,000

(1)	This amount represents the approximate amount of annual director and officer liability insurance premiums the registrant anticipates paying following the completion of its initial public offering and until it completes a business combination.

Item 14. Indemnification of Directors and Officers.

Cayman Islands law does not limit the extent to which a company’s memorandum and articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against the consequences of committing a crime, or against the indemnified person’s own fraud, dishonesty, willful default or willful neglect.

Our amended and restated memorandum and articles of association provide that, to the extent permitted by applicable laws, the Company shall indemnify each existing or former secretary, director (including alternate director), and other officer of the Company (including an investment adviser or an administrator or liquidator) and their personal representatives against:

(a)	all actions, proceedings, costs, charges, expenses, losses, damages or liabilities incurred or sustained by the existing or former secretary, director or officer in or about the conduct of the Company’s business or affairs or in the execution or discharge of the existing or former secretary’s, director’s or officer’s duties, powers, authorities or discretions; and

(b)	without limitation to paragraph (a), all costs, expenses, losses or liabilities incurred by the existing or former secretary, director or officer in defending (whether successfully or otherwise) any civil, criminal, administrative or investigative proceedings (whether threatened, pending or completed) concerning the Company or its affairs in any court or tribunal, whether in the Cayman Islands or elsewhere.

Such indemnity only applies if the directors are of the view that, in the absence of fraud, willful default or willful neglect, such existing or former secretary, director or officer acted honestly and in good faith with a view to what the person believes is in the best interests of the Company and, in the case of criminal proceedings, such person had no reasonable cause to believe that their conduct was unlawful. No such existing or former secretary, director or officer, however, shall be indemnified in respect of any matter arising out of his own actual fraud, willful default or willful neglect. We may purchase a policy of directors’ and officers’ liability insurance that insures our officers and directors against the cost of defense, settlement or payment of a judgment in some circumstances and insures us against our obligations to indemnify our officers and directors.

Our officers and directors have agreed to waive any right, title, interest or claim of any kind in or to any monies in the trust account, and have agreed to waive any right, title, interest or claim of any kind they may have in the future as a result of, or arising out of, any services provided to us and will not seek recourse against the trust account for any reason whatsoever. Accordingly, any indemnification provided will only be able to be satisfied by us if (i) we have sufficient funds outside of the trust account or (ii) we consummate an initial business combination.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling us pursuant to the foregoing provisions, we have been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

We will enter into indemnity agreements with each of our officers and directors, a form of which is to be filed as an exhibit to this Registration Statement. These agreements will require us to indemnify these individuals to the fullest extent permitted under the Companies Act and to advance expenses incurred as a result of any proceeding against them as to which they could be indemnified.

Pursuant to the Underwriting Agreement to be filed as Exhibit 1.1 to this Registration Statement, we will agree to indemnify the underwriters and the underwriters have agreed to indemnify us against certain civil liabilities that may be incurred in connection with this offering, including certain liabilities under the Securities Act.

Item 15. Recent Sales of Unregistered Securities.

On September 24, 2025, one ordinary share was issued to each of F&L Corp Limited and JessieZheng Holding Limited as initial subscribers, for an aggregate price of $0.0002.

On January 29, 2026, an aggregate of 2,875,000 insider shares were issued for an aggregate of $25,000 (or approximately $0.0087 per share), up to 375,000 of which will be surrendered to us for no consideration after the closing of this offering depending on the extent to which the underwriters’ over-allotment option is exercised.

Our sponsor are accredited investors for purposes of Rule 501(a) of Regulation D of the Securities Act of 1933, as amended. Each of the equity holders in our sponsor are accredited investors under Rule 501(a) of Regulation D. The sole business of our sponsor is to act as the Company’s sponsor in connection with this offering.

Our sponsor has committed to purchase an aggregate of 219,700 placement units at a price of $10.00 per unit, for an aggregate purchase price of $2,197,000, regardless of whether the over-allotment option is exercised, in a private placement that will close simultaneously with the closing of this offering. The placement units will be worthless if we do not complete an initial business combination. These issuances will be made pursuant to the exemption from registration contained in Section 4(a)(2) of the Securities Act.

No underwriting discounts or commissions were paid with respect to such sales.

Item 16. Exhibits and Financial Statement Schedules.

(a)	Exhibits.

EXHIBIT INDEX

Exhibit No.	Description
1.1*	Form of Underwriting Agreement

3.1**	Memorandum and Articles of Association of the Registrant, as currently in effect

3.2**	Form of Amended and Restated Memorandum and Articles of Association

4.1*	Specimen Unit Certificate

4.2*	Specimen Ordinary Share Certificate

4.3*	Form of Rights Agreement between [Continental Stock Transfer & Trust Company] and the Registrant

4.4*	Specimen Rights Certificate

5.1*	Opinion of Ogier

5.2*	Opinion of Hunter Taubman Fischer & Li LLC

10.1*	Form of Investment Management Trust Agreement between [Continental Stock Transfer & Trust Company] and the Registrant

10.2*	Form of Registration Rights Agreement among the Registrant and certain securityholders

10.3*	Form of Placement Unit Purchase Agreement between the Registrant and Sponsor

10.4*	Form of Indemnity Agreement

10.5**	Promissory Note, dated January 19, 2026, issued to Horizon Glow Limited

10.6**	Securities Subscription Agreement, dated January 19, 2026, between the Registrant and Horizon Glow Limited

10.7*	Form of Letter Agreement between the Registrant, Sponsor and each Director and Officer of the Registrant

10.8**	Administrative Support Agreement by and between the Registrant and Horizon Glow Limited

14.1*	Form of Code of Ethics

23.1*	Consent of AssentSure PAC

23.2*	Consent of Hunter Taubman Fischer & Li LLC (included in Exhibit 5.2)

23.2*	Consent of Ogier (included in Exhibit 5.1)

24.1*	Power of Attorney (included on the signature page herein)

99.1*	Form of Audit Committee Charter

99.2*	Form of Compensation Committee Charter

99.3*	Form of Corporate Governance and Nominating Committee Charter

99.4*	Consent of Ichi Shih

99.5*	Consent of Emily Flick

99.6*	Consent of Simone Phillips

107*	Filing Fee Table

*	To be filed by amendment
**	Filed herewith

Item 17. Undertakings.

(a)	Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

(b)	The undersigned registrant hereby undertakes that:

(1)	For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b) (1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2)	For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in [  ] on [  ], 2026.

AI STRATEGY INC.

By:
Name:
Title:

Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

	Chief Executive Officer, Chief Financial Officer, and Sole Director	Date: [ ], 2026
Name:	(Principal executive, financial and accounting officer)